As filed with the Securities and Exchange Commission on January 2, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pacific Continental Corporation

(Exact Name of Registrant as Specified in its Charter)

Oregon	6022	93-1269184
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Hal M. Brown

Chief Executive Officer

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Patricia F. Young, Esq. Rodney R. Peck, Esq. Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Francisco, California 94111 (415) 983-1000	Mary Ann Franz, Esq. David Post, Esq. Miller Nash LLP 3400 U.S. Bancorp Tower 111 S.W. Fifth Avenue Portland, OR 97204 (503) 224-5858

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon satisfaction or waiver of the other conditions to closing of the merger described herein, and consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, no par value	2,095,823 shares	Not applicable	$25,841,000(3)	$3,002.72

(1)	Represents the maximum number of shares of Pacific Continental Corporation common stock estimated to be issuable upon completion of the merger described herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rules 457(f) and 457(c) under the Securities Act. The proposed maximum offering price of $25,841,000 is computed by subtracting $16,411,987 (the estimated cash to be paid by Pacific Continental to holders of Capital Pacific common stock) from $42,252,988 (the market value of Capital Pacific common stock) which is based on (A) $15.62, which is the average of the high and low prices per share of Capital Pacific common stock on the over the counter market on December 30, 2014, times (B) 2,705,923, the maximum number of shares of Capital Pacific common stock expected to be exchanged for the shares of Pacific Continental Corporation common stock being registered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the shares of Pacific Continental Corporation common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy/statement prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED JANUARY 2, 2015

Prospectus of Pacific Continental Corporation	Proxy Statement of Capital Pacific Bancorp

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

On November 19, 2014, Capital Pacific Bancorp, or Capital Pacific, and Pacific Continental Corporation, or Pacific Continental, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the merger of the two companies. Under the merger agreement, Capital Pacific will merge with and into Pacific Continental, with Pacific Continental as the surviving corporation (which we refer to as the “merger”) followed immediately by the merger of Capital Pacific Bank with and into Pacific Continental Bank, with Pacific Continental Bank as the surviving bank.

In the merger, each share of Capital Pacific Bancorp common stock (other than dissenting shares) will be converted into the right to receive “merger consideration” consisting of either (1) cash in an amount equal to $16.00 per share or (2) 1.132 shares of Pacific Continental common stock for each issued and outstanding share of Capital Pacific common stock, provided that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, is equal to or greater than $12.01 but less than or equal to $16.25. If the average share price of Pacific Continental common stock is less than $12.01, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, at Pacific Continental’s option, either (i) a number of shares of Pacific Continental common stock equal to (w) $13.596 divided by (x) the average share price of Pacific Continental common stock, rounded to the nearest thousandth, or (ii) 1.132 shares of Pacific Continental common stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the average share price of Pacific Continental common stock. If the average share price of Pacific Continental common stock is greater than $16.25, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, a number of shares of Pacific Continental common stock equal to (y) $18.394 divided by (z) the average share price of Pacific Continental common stock, rounded to the nearest thousandth. While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $16.00 per share (subject to potential adjustment as provided for in the merger agreement), the market value of the stock consideration will fluctuate with the market price of Pacific Continental Corporation common stock and will not be known at the time Capital Pacific Bancorp shareholders vote on the merger.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement which are intended to ensure that the aggregate cash consideration payable to the holders of Capital Pacific common stock will be $16,411,994, subject to potential adjustment as provided for in the merger agreement. Therefore, your ability to receive cash or shares of Pacific Continental stock in exchange for your shares of Capital Pacific common stock in accordance with your election may depend upon the election of other Capital Pacific shareholders. Pacific Continental may opt to increase the merger consideration in specific circumstances where Capital Pacific could otherwise terminate the merger agreement.

Based on the closing price of Pacific Continental Corporation’s common stock on the Nasdaq Global Select Market on                     , 2015, the last practicable date before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Capital Pacific Bancorp common stock was [                    ]. We urge you to obtain current market quotations for Pacific Continental Corporation (NASDAQ trading symbol “PCBK”) and Capital Pacific Bancorp (OTCQB trading symbol “CPBO”).

Based on the current number of shares of Capital Pacific Bancorp common stock outstanding and reserved for issuance under employee benefit plans, Pacific Continental expects to issue approximately [            ] shares of common stock to Capital Pacific Bancorp shareholders in the aggregate upon completion of the merger. However, any increase or decrease in the number of shares of Capital Pacific Bancorp common stock outstanding that occurs for any reason prior to the completion of the merger would cause the actual number of shares issued upon completion of the merger to change.

Capital Pacific Bancorp will hold a special meeting of its shareholders in connection with the merger. Capital Pacific Bancorp shareholders will be asked to vote to approve the merger agreement and related matters as described in the attached proxy statement/prospectus. Approval of the merger agreement by Capital Pacific Bancorp shareholders requires the affirmative vote of the holders of a majority of the outstanding shares of Capital Pacific common stock.

The special meeting of Capital Pacific Bancorp shareholders will be held at [        ], local time, on [                    ], 2015, at Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205.

Capital Pacific Bancorp’s board of directors unanimously recommends that Capital Pacific Bancorp shareholders vote “FOR” the approval of the merger agreement and “FOR” the approval of each of the other matters to be considered at the Capital Pacific Bancorp special meeting.

This proxy statement/prospectus describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 17, for a discussion of the risks associated with the proposed merger and with owning Pacific Continental common stock. You also can obtain information about Pacific Continental Corporation from documents that it has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger, the issuance of the Pacific Continental Corporation common stock to be issued in the merger or the other transactions described in this document, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Pacific Continental Corporation or Capital Pacific Bancorp, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is [                    ], 2015, and it is first being mailed or otherwise delivered to the shareholders of Capital Pacific Bancorp on or about [                    ], 2015.

805 SW Broadway, Suite 780

Portland, Oregon 97205

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [                    ], 2015

To the Shareholders of Capital Pacific Bancorp:

Capital Pacific Bancorp will hold a special meeting of shareholders at [        ] local time, on [                    ], 2015, at Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205, to consider and vote upon the following matters:

•	a proposal to adopt and approve the Agreement and Plan of Merger, dated as of November 19, 2014, by and among Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank, pursuant to which Capital Pacific Bancorp will merge with and into Pacific Continental Corporation, as more fully described in the attached proxy statement/prospectus (which we refer to as the “merger proposal”); and

•	a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).

We have fixed the close of business on [                    ], 2015, as the record date for the special meeting. Only Capital Pacific Bancorp common shareholders of record at that time are entitled to notice of, and to vote at, the Capital Pacific Bancorp special meeting, or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Capital Pacific common stock. Approval of the adjournment proposal requires that the votes cast in favor of the adjournment proposal exceed the votes cast in opposition.

Capital Pacific Bancorp’s board of directors has unanimously adopted the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Capital Pacific Bancorp and its shareholders, and unanimously recommends that Capital Pacific Bancorp shareholders vote “FOR” the merger proposal, and “FOR” the adjournment proposal, if necessary or appropriate.

Your vote is very important. We cannot complete the merger unless Capital Pacific Bancorp’s common shareholders approve the merger proposal.

Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Capital Pacific Bancorp, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of Capital Pacific at the address set forth above, by subsequently filing another proxy or by attending the special meeting and voting in person. Executed proxies with respect to shares of Capital Pacific common stock with no instructions indicated on the proxy card will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.

The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference in the proxy statement/prospectus, and its annexes carefully and in their entirety.

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In connection with the merger, Capital Pacific shareholders will have the opportunity to exercise dissenters’ rights in accordance with the procedures specified in the Oregon Revised Statutes (“ORS”) 60.551 through 60.594. A copy of these statutes is included in the accompanying proxy statement/prospectus as Annex B. A dissenting shareholder who follows the required procedures may receive cash in an amount equal to the fair value of his or her shares of Capital Pacific common stock, plus accrued interest, in lieu of the merger consideration provided for under the merger agreement. A shareholder who chooses to dissent pursuant to the applicable provisions of the ORS must provide the required notice specified therein to Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205. For additional details about dissenters’ rights, please refer to “The Merger – Dissenters’ Rights of Capital Pacific Shareholders” on page 55 and Annex B of the accompanying proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS

Portland, Oregon , 2015	Mark C. Stevenson Chief Executive Officer Capital Pacific Bancorp

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have about the merger and the Capital Pacific Bancorp special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 87.

Unless the context otherwise requires, references in this proxy statement/prospectus to “Pacific Continental” refer to Pacific Continental Corporation, an Oregon corporation, and its subsidiaries, and references to “Capital Pacific” refer to Capital Pacific Bancorp, an Oregon corporation, and its subsidiaries.

Q:	What is the merger?

A:	Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank have entered into an Agreement and Plan of Merger, dated as of November 19, 2014 (which we refer to as the “merger agreement”). Under the merger agreement, Capital Pacific Bancorp will be merged with and into Pacific Continental Corporation (which we refer to as the “merger”), with Pacific Continental Corporation continuing as the surviving corporation. Immediately following the completion of the merger, Capital Pacific Bancorp’s wholly owned bank subsidiary, Capital Pacific Bank, will merge with and into Pacific Continental Corporation’s wholly owned bank subsidiary, Pacific Continental Bank (which we refer to as the “bank merger”). Pacific Continental Bank will be the surviving bank in the bank merger. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, Capital Pacific Bancorp shareholders approve the proposal to approve the merger agreement (which we refer to as the “merger proposal”).

Q:	Why am I receiving this proxy statement/prospectus?

A:	We are delivering this document to you because it is a proxy statement being used by the Capital Pacific Bancorp board of directors to solicit proxies of Capital Pacific’s shareholders in connection with approval of the merger and related matters.

In order to approve the merger and related matters, Capital Pacific Bancorp has called a special meeting of its shareholders (which we refer to as the “special meeting”). This document serves as proxy statement for the special meeting and describes the proposals to be presented at the meeting.

This document is also a prospectus that is being delivered to Capital Pacific Bancorp shareholders because Pacific Continental Corporation is offering shares of its common stock to Capital Pacific Bancorp shareholders in connection with the merger.

This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	In addition to the merger proposal, what else am I being asked to vote on?

A:	In addition to the merger proposal, Capital Pacific Bancorp is soliciting proxies from its shareholders with respect to a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).

Completion of the merger is not conditioned upon approval of this proposal.

Q:	What will I receive in the merger?

A:	If the merger is completed, and unless you exercise dissenters’ rights (see “The Merger – Dissenters’ Rights of Capital Pacific Shareholders” on page 55 and Annex B), you may elect to receive “merger consideration” consisting of either (1) cash in an amount equal to $16.00 per share or (2) 1.132 shares of Pacific Continental common stock for each issued and outstanding share of Capital Pacific common stock, provided that the average share price of Pacific Continental common stock as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, is equal to or greater than $12.01 but less than or equal to $16.25. If the average share price of Pacific Continental common stock is less than $12.01, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, at Pacific Continental’s option, either (i) a number of shares of Pacific Continental common stock equal to (w) $13.596 divided by (x) the average share price of Pacific Continental common stock, rounded to the nearest thousandth, or (ii) 1.132 shares of Pacific Continental common stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the average share price of Pacific Continental common stock. If the average share price of Pacific Continental common stock is greater than $16.25, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, a number of shares of Pacific Continental common stock equal to (y) $18.394 divided by (z) the average share price of Pacific Continental common stock, rounded to the nearest thousandth. Pacific Continental Corporation will not issue any fractional shares of Pacific Continental common stock in the merger. Capital Pacific Bancorp shareholders who would otherwise be entitled to a fractional share of Pacific Continental common stock upon the completion of the merger will instead receive an amount in cash (without interest) determined by multiplying the fractional share interest to which you would otherwise be entitled by the per share cash consideration.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement, which are intended to ensure that the aggregate cash consideration payable to the holders of Capital Pacific common stock will be $16,411,994, subject to potential adjustment as provided for in the merger agreement. Therefore, your ability to receive cash or shares of Pacific Continental stock in exchange for your shares of Capital Pacific common stock in accordance with your election may depend upon the election of other Capital Pacific shareholders.

Pacific Continental may opt to increase the merger consideration in specific circumstances where Capital Pacific could otherwise terminate the merger agreement. For more information regarding these termination rights and the adjustment that may result to the merger consideration, see “The Merger Agreement –Termination of the Merger Agreement.”

Q:	How will the merger affect Capital Pacific Bancorp stock options and restricted stock units?

A:	The Capital Pacific Bancorp equity awards will be affected as follows:

Stock Options. Prior to closing of the merger, any holder of an outstanding and unexercised option to purchase Capital Pacific common stock under a Capital Pacific stock plan may exercise his or her option to purchase shares of Capital Pacific common stock subject to the terms of the applicable stock plan. Any shares of Capital Pacific common stock resulting from the exercise of a Capital Pacific stock option will be subject to the election and proration procedures described in this proxy statement/prospectus and, subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. Upon closing of the merger, all unexercised Capital Pacific stock options will be canceled, and each holder thereof will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to such stock option immediately prior to the effective time of the merger, multiplied by (ii) the positive difference, if any, of the per share cash consideration minus the exercise price per share of the stock option.

Restricted Stock Units. At the closing of the merger and pursuant to the terms of a cancellation agreement, each holder of a restricted stock unit (or RSU) awarded by Capital Pacific and then outstanding and unexercised, whether vested or unvested, will be canceled and, in lieu thereof, each holder of a Capital

Pacific RSU will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to the RSU immediately prior to the effective time of the merger, multiplied by (ii) the per share cash consideration. This amount shall be payable, without interest, as soon as reasonably practicable following the effective date of the merger and in no event later than five business days after the effective time of the merger.

For more information, see “The Merger Agreement – Treatment of Capital Pacific Stock Options and Restricted Stock Units”.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:	While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $16.00 per share (subject to potential adjustment as provided for in the merger agreement and as described below), the market value of the stock consideration will fluctuate with the market price of Pacific Continental Corporation common stock and will not be known at the time Capital Pacific Bancorp shareholders vote on the merger. To the extent that Capital Pacific’s transaction expenses exceed $750,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Capital Pacific. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” for additional information.

Q:	How do I make an election with respect to my shares of Capital Pacific common stock?

A:	Each Capital Pacific shareholder will receive an election form, which you should complete and return, along with your Capital Pacific stock certificate(s), according to the instructions printed on the form. The election deadline will be 5:00 p.m., New York City time, on the business day that is five business days prior to the effective date of the merger, or such other date as Pacific Continental and Capital Pacific shall mutually agree upon (the “election deadline”). If you do not send in the election form with your stock certificates by the election deadline, you will be deemed not to have made an election and you may be paid in cash, Pacific Continental common stock or a combination of cash and stock depending on, and after giving effect to, the valid cash elections and stock elections that have been made by other Capital Pacific shareholders. See “The Merger Agreement – Elections; Allocation”.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus in its entirety and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted “FOR” approval of the merger agreement and “FOR” the adjournment proposal, if necessary or appropriate. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting “AGAINST” the merger proposal. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the special meeting by following the directions in the section “The Special Meeting – Revocability of Proxies and Changes to a Capital Pacific Bancorp Shareholder’s Vote”. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	How does Capital Pacific Bancorp’s board of directors recommend that I vote at the special meeting?

A:	Capital Pacific Bancorp’s board of directors unanimously recommends that you vote “FOR” the merger proposal, and “FOR” the adjournment proposal, if necessary or appropriate.

Q:	When and where is the meeting?

A:	The Capital Pacific Bancorp special meeting will be held at Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205, on [ ], 2015, at [ ] local time.

Q:	What constitutes a quorum for the special meeting?

A:	The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Capital Pacific Bancorp common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	How many votes are required to approve each proposal at the special meeting?

Merger proposal. Approval of the merger proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Capital Pacific common stock. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal. In connection with the merger agreement, each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., which as of the record date had the right to vote approximately [    ]% and [    ]%, respectively, of the outstanding shares of Capital Pacific common stock, agreed, subject to certain exceptions, to vote their shares of Capital Pacific common stock in favor of the merger proposal. For further information, see “The Merger – Voting Agreements.” In addition, in connection with the merger agreement, each of the directors of Capital Pacific Bancorp and Capital Pacific Bank individually entered into an agreement with Pacific Continental to vote their shares of Capital Pacific common stock in favor of the merger agreement and against any competing proposal. These shareholders held approximately [    ]% of Capital Pacific’s outstanding common stock as of [                    ], 2015. For further information, see “The Merger Agreement – Director Agreements.”

Adjournment proposal. Approval of the adjournment proposal requires the votes cast in favor of the proposal to exceed the votes cast in opposition. If you mark “ABSTAIN” on your proxy card, fail to instruct your bank or broker how to vote, or if you are not a “street name” holder and fail to either submit a proxy card entirely or vote in person at the special meeting, it will have no effect on such proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Capital Pacific Bancorp to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention, will have the same effect as a vote “AGAINST” approval of the merger agreement. Approval of the merger proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Capital Pacific common stock. The Capital Pacific Bancorp board of directors unanimously recommends that you vote “FOR” the merger proposal.

Q:	If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All shareholders of Capital Pacific Bancorp, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Capital Pacific Bancorp common stock can vote by proxy or in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the meeting.

Q:	Can I change my vote after I have mailed in my proxy card?

A:	Yes. If you are a holder of record of Capital Pacific Bancorp common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Capital Pacific Bancorp’s corporate secretary, or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Capital Pacific Bancorp after the vote will not affect the vote. Capital Pacific Bancorp’s corporate secretary’s mailing address is: Corporate Secretary, Capital Pacific Bancorp, 805 S.W. Broadway, Suite 780, Portland, Oregon 97205. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	Are there any voting agreements in place with existing shareholders?

A:	Yes. In connection with the merger agreement, each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., which as of the record date for the Capital Pacific special meeting had the right to vote approximately [ ]% and [ ]%, respectively, of the outstanding shares of Capital Pacific common stock, agreed, subject to certain exceptions, to vote their shares of Capital Pacific common stock in favor of the merger proposal. The obligations of Blue Pine Financial Opportunities Fund L.P. and the obligations of Davis Partnership, L.P., terminate on (1) the effective time of the merger, or (2) termination of the merger agreement in accordance with its terms, whichever occurs first. For further information, see “The Merger – Voting Agreements.” In addition, in connection with the merger agreement, each of the directors of Capital Pacific Bancorp and Capital Pacific Bank individually entered into an agreement with Pacific Continental to vote their shares of Capital Pacific common stock in favor of the merger agreement and against any competing proposal. These shareholders held approximately [ ]% of Capital Pacific’s outstanding common stock as of [ ], 2015. For further information, see “The Merger Agreement – Director Agreements.”

Q:	What are the U.S. federal income tax consequences of the merger to Capital Pacific Bancorp shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”), and it is a condition to the respective obligations of Capital Pacific Bancorp and Pacific Continental Corporation to complete the merger that each of Capital Pacific Bancorp and Pacific Continental Corporation receives a legal opinion to that effect. Accordingly, a Capital Pacific Bancorp common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Pacific Continental Corporation common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Capital Pacific Bancorp common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a Capital Pacific Bancorp common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Pacific Continental Corporation common stock that the Capital Pacific Bancorp common shareholder would otherwise be entitled to receive. For further information, see “United States Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of Capital Pacific Bancorp common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are Capital Pacific Bancorp shareholders entitled to dissenters’ rights?

A:	Yes. Under Oregon law, Capital Pacific shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Capital Pacific stock. To perfect dissenters’ rights, a Capital Pacific shareholder must send or deliver a notice to Capital Pacific prior to the special meeting and must not vote in favor of the merger. A shareholder electing to dissent must strictly comply with all of the procedures specified in the Oregon Revised Statutes (“ORS”) 60.551 through 60.594. A copy of these statutes is included as Annex B. For further information, see “The Merger – Dissenters’ Rights of Capital Pacific Shareholders” on page 55. A shareholder who chooses to dissent pursuant to the applicable provisions of the ORS may provide the required notice specified therein to Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205. Note that if you return a signed proxy card without voting instructions or with instructions to vote “FOR” the merger proposal, your shares will be voted in favor of the merger proposal and you will lose all dissenters’ rights available under Oregon law.

Q:	If I am a Capital Pacific Bancorp shareholder, should I send in my Capital Pacific Bancorp stock certificates now?

A:	Simultaneously with the mailing of the election form discussed above, the exchange agent will provide each Capital Pacific shareholder with a transmittal letter and instructions for surrendering each share of Capital Pacific common stock to the exchange agent in exchange for the merger consideration elected by such Capital Pacific shareholder. See “The Merger Agreement – Exchange of Certificates” for more information regarding the procedure for exchanging your Capital Pacific Bancorp stock certificates for the merger consideration.

Q:	When do you expect to complete the merger?

A:	Pacific Continental Corporation and Capital Pacific Bancorp expect to complete the merger in the first quarter of 2015. However, Capital Pacific Bancorp cannot assure you of when or if the merger will be completed. Capital Pacific Bancorp must first obtain shareholder approval of the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, holders of Capital Pacific Bancorp common stock will not receive any consideration for their shares in connection with the merger. Instead, Capital Pacific Bancorp will remain an independent company and its common stock will continue to be traded on the over the counter market. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by either Pacific Continental Corporation or Capital Pacific Bancorp. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” beginning on page 68 for a discussion of the circumstances under which termination fees will be required to be paid.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Capital Pacific Bancorp common stock, please contact Capital Pacific Bancorp’s Investor Relations Contact, Felice Belfiore, Chief Financial Officer, at (503) 796-0100.

A copy of the merger agreement and any of the documents incorporated by reference in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to: Pacific Continental Corporation, 111 West 7th Avenue, Eugene, Oregon 97401; Attention: Investor Relations; telephone (503) 268-6675.

The documents incorporated herein by reference have been previously filed with the SEC. See “Where You Can Find More Information” on page 87.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus, including the annexes, and the other documents to which we refer, in order to fully understand the merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (page 32)

Pacific Continental Corporation

Headquartered in Eugene, Oregon, Pacific Continental Corporation is the holding company of Pacific Continental Bank, an Oregon state-chartered commercial bank, with deposits insured by the Federal Deposit Insurance Corporation, which we refer to as the FDIC. At September 30, 2014, Pacific Continental Bank had 14 banking offices in Oregon and Washington and two loan production offices. Pacific Continental has established one of the most unique and attractive metropolitan branch networks in the Northwest with offices in three of the region’s largest markets, Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations. At September 30, 2014, Pacific Continental had $1.49 billion in total assets, $1.04 billion in gross loans and $1.05 billion in total deposits.

Pacific Continental Corporation’s stock is traded on the Nasdaq Global Select Market under the symbol “PCBK.” Pacific Continental’s principal office is located at 111 West 7th Avenue, Eugene, Oregon 97401, and its telephone number at that location is (541) 686-8685.

Pacific Continental’s internet address is www.therightbank.com. Additional information about Pacific Continental is included under “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

Capital Pacific Bancorp

Capital Pacific Bancorp is a bank holding company headquartered in Portland, Oregon. Capital Pacific Bancorp is the parent company of Capital Pacific Bank, a Certified B Corporation providing comprehensive banking expertise to businesses, professionals and nonprofit organizations. As of September 30, 2014, Capital Pacific had $255.9 million in total assets, $201.1 million in gross loans and $227.2 million in total deposits. Capital Pacific’s stock is traded over the counter under the OTCQB trading symbol “CPBO”.

Capital Pacific’s principal executive offices are located at 805 S.W. Broadway, Suite 780, Portland, Oregon, 97205, and its telephone number at that location is (503) 796-0100. Capital Pacific’s internet address is www.capitalpacificbank.com. See “Information about Capital Pacific Bancorp” on page 31 for more details relating to Capital Pacific.

The Merger and the Merger Agreement (pages 33 and 58)

The terms and conditions of the merger are contained in the merger agreement which is attached to this proxy statement/prospectus as Annex A. The merger agreement is the legal document that governs the merger. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

Under the terms and conditions of the merger agreement and in accordance with Oregon law, upon completion of the merger, Capital Pacific Bancorp will merge with and into Pacific Continental Corporation, with Pacific Continental Corporation continuing as the surviving corporation. This transaction is referred to in this proxy statement/prospectus as the merger. As soon as reasonably practicable following the merger, Capital Pacific Bank will merge with and into Pacific Continental Bank, with Pacific Continental Bank as the surviving bank, which we refer to as the bank merger. We refer to the merger and the bank merger collectively as the mergers.

Merger Consideration (page 58)

Pacific Continental Corporation and Capital Pacific Bancorp are proposing a strategic merger. If the merger is completed, each share of Capital Pacific Bancorp common stock (other than dissenting shares) will be converted into the right to receive “merger consideration” consisting of either (1) cash in an amount equal to $16.00 per share or (2) 1.132 shares of Pacific Continental common stock for each issued and outstanding share of Capital Pacific common stock, provided that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, is equal to or greater than $12.01 but less than or equal to $16.25. If the average share price of Pacific Continental common stock is less than $12.01, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, at Pacific Continental’s option, either (i) a number of shares of Pacific Continental common stock equal to (w) $13.596 divided by (x) the average share price of Pacific Continental common stock, rounded to the nearest thousandth, or (ii) 1.132 shares of Pacific Continental common stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the average share price of Pacific Continental common stock. If the average share price of Pacific Continental common stock is greater than $16.25, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, a number of shares of Pacific Continental common stock equal to (y) $18.394 divided by (z) the average share price of Pacific Continental common stock, rounded to the nearest thousandth. While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $16.00 per share (subject to potential adjustment as provided for in the merger agreement and as described below), the market value of the stock consideration will fluctuate with the market price of Pacific Continental Corporation common stock and will not be known at the time Capital Pacific Bancorp shareholders vote on the merger. To the extent that Capital Pacific’s transaction expenses exceed $750,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Capital Pacific. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” for additional information regarding the potential adjustment to the per share cash consideration.

Pacific Continental Corporation common stock is listed on the Nasdaq Global Select Market under the symbol “PCBK”. Capital Pacific Bancorp common stock is traded over the counter under the OTCQB trading symbol “CPBO”. The following table shows the closing sale prices of Pacific Continental Corporation common stock and Capital Pacific Bancorp common stock as reported on the Nasdaq Global Select Market and over the counter, respectively, on November 18, 2014, the last full trading day before the public announcement of the merger agreement, and on [            ], 2015, the last practicable trading day before the date of this proxy statement/prospectus. This table also shows the approximate implied value of the per share stock consideration issuable for each share of Capital Pacific Bancorp common stock, which we calculated by multiplying the closing price of Pacific Continental Corporation common stock on those dates by the exchange ratio of 1.132 (assuming that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, will be equal to or greater than $12.01 but less than or equal to $16.25).

	Pacific Continental Corporation Common Stock		Capital Pacific Bancorp Common Stock		Implied Value of Merger Consideration for One Share of Capital Pacific Bancorp Common Stock(1)
November 18, 2014		$14.04		$9.35		$15.89
[ ], 2015	$	[ ]	$	[ ]	$	[ ]

(1)	Assumes that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, will be equal to or greater than $12.01 but less than or equal to $16.25. The approximate implied value of the per share stock consideration issuable for each share of Capital Pacific Bancorp common stock will change if the average share price of Pacific Continental common stock is less than $12.01 or greater than $16.25.

Capital Pacific Bancorp’s Board of Directors Unanimously Recommends that Capital Pacific Bancorp Shareholders Vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal (page 37)

Capital Pacific Bancorp’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Capital Pacific Bancorp and its shareholders and has unanimously approved and adopted the merger agreement. Capital Pacific Bancorp’s board of directors unanimously recommends that Capital Pacific Bancorp shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal, if necessary or advisable. For the factors considered by Capital Pacific Bancorp’s board of directors in reaching its decision to approve and adopt the merger agreement, see “The Merger – Capital Pacific Bancorp’s Reasons for the Merger; Recommendation of Capital Pacific Bancorp’s Board of Directors”.

Opinion of Capital Pacific Bancorp’s Financial Advisor (page 42 and Annex C)

On November 18, 2014, in connection with its consideration of the merger, the Capital Pacific board of directors received from Feldman Financial Advisors, Inc., Capital Pacific Bancorp’s financial advisor (which we refer to as “Feldman Financial”), its oral opinion, which opinion was subsequently confirmed in writing, dated as of November 19, 2014, to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the consideration payable in the merger was fair, from a financial point of view, to the holders of Capital Pacific Bancorp common stock. The full text of Feldman Financial’s written opinion is attached as Annex C to this proxy statement/prospectus. You should read the entire opinion for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Feldman Financial in rendering its opinion. Feldman Financial’s written opinion is addressed to the Capital Pacific Bancorp board of directors, is directed only to the consideration payable in the merger, and does not constitute a recommendation to any Capital Pacific Bancorp shareholder as to how such shareholder should vote with respect to the merger or any other matter.

For further information, see “The Merger – Opinion of Capital Pacific Bancorp’s Financial Advisor.”

What Holders of Capital Pacific Bancorp Stock Options and Restricted Stock Units Will Receive in the Merger (page 60)

Stock Options. Prior to closing of the merger, any holder of an outstanding and unexercised option to purchase Capital Pacific common stock under a Capital Pacific stock plan may exercise his or her option to purchase shares of Capital Pacific common stock subject to the terms of the applicable stock plan. Any shares of Capital Pacific common stock resulting from the exercise of a Capital Pacific stock option will be subject to the election and proration procedures described in this proxy statement/prospectus, and, subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. Upon closing of the merger, all unexercised Capital Pacific stock options will be canceled, and each holder thereof will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to such stock option immediately prior to the effective time of the merger, multiplied by (ii) the positive difference, if any, of the per share cash consideration minus the exercise price per share of the stock option.

Restricted Stock Units. At the closing of the merger and pursuant to the terms of a cancellation agreement, each holder of a restricted stock unit (or RSU) awarded by Capital Pacific and then outstanding and unexercised, whether vested or unvested, will be canceled and, in lieu thereof, each holder of a Capital Pacific RSU will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to the RSU immediately prior to the effective time of the merger, multiplied by (ii) the per share cash consideration. This amount shall be payable, without interest, as soon as reasonably practicable following the effective date of the merger and in no event later than five business days after the effective time of the merger.

Capital Pacific Bancorp Will Hold its Special Meeting on [            ], 2015 (page 28)

The special meeting of Capital Pacific Bancorp shareholders will be held on [            ], at [            ] local time, at Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205. At the special meeting, Capital Pacific Bancorp shareholders will be asked to:

•	approve the merger proposal; and

•	approve the adjournment proposal, if necessary or appropriate.

Only holders of record of Capital Pacific Bancorp common stock at the close of business on [                    ], 2015, will be entitled to vote at the special meeting. Each share of Capital Pacific Bancorp common stock is entitled to one vote on each proposal to be considered at the Capital Pacific Bancorp special meeting. As of the record date, there were [            ] shares of Capital Pacific Bancorp common stock entitled to vote at the special meeting. As of the record date, and including shares owned by Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., the directors and executive officers of Capital Pacific Bancorp and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of Capital Pacific Bancorp common stock representing approximately [    ]% of the shares of Capital Pacific Bancorp common stock outstanding on that date. Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., each of which is associated with one of Capital Pacific Bancorp’s directors, and as of the record date had the right to vote approximately [        ], or approximately [    ]%, and approximately [        ], or approximately [    ]%, respectively, of the outstanding shares of Capital Pacific Bancorp common stock, has agreed, subject to certain exceptions, to vote their shares of Capital Pacific common stock in favor of the merger proposal. For further information, see “The Merger – Voting Agreements.”

Approval of the merger proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Capital Pacific common stock. To approve the adjournment proposal, the votes cast in favor of the proposal must exceed the votes cast in opposition. Accordingly, if you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you mark “ABSTAIN” on your proxy card, fail to instruct your bank or broker how to vote, or if you are not a “street name” holder and fail to submit a proxy card entirely or vote in person at the special meeting, it will have no effect on the adjournment proposal.

The Merger Will Be Tax-Free to Holders of Capital Pacific Bancorp Common Stock as to the Shares of Pacific Continental Corporation Common Stock They Receive (page 71)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of Capital Pacific Bancorp and Pacific Continental Corporation to complete the merger that each of Capital Pacific Bancorp and Pacific Continental Corporation receives a legal opinion to that effect. Accordingly, a Capital Pacific Bancorp common shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Pacific Continental Corporation common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of Capital Pacific Bancorp common stock surrendered) and (2) the amount of cash received pursuant to the merger. Further, a Capital Pacific Bancorp common shareholder generally will recognize gain or loss with respect to cash received instead of fractional shares of Pacific Continental Corporation common stock that the Capital Pacific Bancorp common shareholder would otherwise be entitled to receive.

For further information, see “United States Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of Capital Pacific Bancorp common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger (page 52)

Capital Pacific Bancorp shareholders should be aware that some of Capital Pacific Bancorp’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Capital Pacific Bancorp shareholders generally. Capital Pacific Bancorp’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that Capital Pacific Bancorp shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	Prior to the closing of the merger, any holder of outstanding and unexercised options to purchase Capital Pacific common stock under a Capital Pacific stock plan may exercise his or her option to purchase shares of Capital Pacific common stock subject to the terms of the applicable stock plan. Any shares of Capital Pacific common stock resulting from the exercise of a Capital Pacific stock option will be subject to the election and proration procedures described in this proxy statement/prospectus, and, subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. Upon closing of the merger, all unexercised Capital Pacific stock options will be canceled, and each holder thereof will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to such stock option immediately prior to the effective time of the merger, multiplied by (ii) the positive difference, if any, of the per share cash consideration minus the exercise price per share of the stock option.

•	At the closing of the merger and pursuant to the terms of a cancellation agreement, each holder of a restricted stock unit (or RSU) awarded by Capital Pacific and then outstanding and unexercised, whether vested or unvested, will be canceled and, in lieu thereof, each holder of a Capital Pacific RSU will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to the RSU immediately prior to the effective time of the merger, multiplied by (ii) the per share cash consideration.

•	After the effective time of the merger, Pacific Continental Corporation will make the change in control payments provided for in the written agreements entered into between Capital Pacific and certain executive officers of Capital Pacific prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental Corporation.

•	In accordance with the merger agreement, the Chairwoman of Capital Pacific Bancorp’s board of directors is expected to join the Pacific Continental Corporation board of directors following the merger.

•	Under the merger agreement, Capital Pacific directors and officers are entitled to continued indemnification and to coverage under a directors’ and officers’ liability insurance policy for a period of six years after the merger.

•	As of the date of this proxy statement/prospectus, certain of the executive officers of Capital Pacific have accepted offers of employment with Pacific Continental. Following the merger, Mark Stevenson, Chief Executive Officer of Capital Pacific, will be employed by Pacific Continental Bank as an executive vice president coordinating non-profit and sustainability initiatives for the combined company, Harlan Barcus, Executive Vice President and Chief Credit Officer of Capital Pacific Bank, will be employed by Pacific Continental Bank in an executive credit position, and Tyson Smith, Chief Information Officer of Capital Pacific, will be employed by Pacific Continental Bank as a senior vice president, manager of strategy and product development.

For a more complete description of these interests, see “The Merger – Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger.”

Capital Pacific Bancorp Shareholders Who Do Not Vote in Favor of the Merger Agreement May Be Entitled to Assert Dissenters’ Rights (page 55)

Under Oregon law, Capital Pacific shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Capital Pacific common stock. To perfect dissenters’ rights, a Capital Pacific shareholder must send or deliver a notice to Capital Pacific prior to the special meeting and must not vote in favor of the merger. A shareholder electing to dissent must strictly comply with all of the procedures specified in the Oregon Revised Statutes (“ORS”) 60.551 through 60.594. A copy of these statutes is included as Annex B. For further information, see “The Merger – Dissenters’ Rights of Capital Pacific Shareholders” on page 55.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 65)

Currently, Capital Pacific Bancorp and Pacific Continental Corporation expect to complete the merger in the first quarter of 2015. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include (1) approval of the merger proposal by Capital Pacific Bancorp’s shareholders, (2) the receipt of required regulatory approvals, (3) effectiveness under the federal securities laws of the registration statement of which this proxy statement/prospectus is a part, (4) authorization for listing on the Nasdaq Global Select Market of the shares of Pacific Continental Corporation common stock to be issued in the merger, (5) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal, (6) subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of Pacific Continental Corporation and Capital Pacific Bancorp, (7) performance in all material respects by each of Pacific Continental Corporation and Capital Pacific Bancorp of its obligations under the merger agreement, (8) the satisfaction by Capital Pacific Bancorp of certain performance conditions relating to Capital Pacific’s total shareholders’ equity and total non-maturity deposits, (9) holders of not more than ten percent (10%) of the issued and outstanding shares of Capital Pacific common stock shall have demanded or be entitled to demand payment of the fair value of their dissenters’ shares under applicable provisions of the ORS, and (10) receipt by each of Pacific Continental Corporation and Capital Pacific Bancorp of an opinion from its respective counsel as to certain tax matters.

Neither Capital Pacific Bancorp nor Pacific Continental Corporation can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Non-Solicitation (page 63)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, Capital Pacific Bancorp has agreed not to initiate or solicit or participate in discussions or negotiations with any other party with respect to a competing acquisition proposal, or to enter into any agreement relating to any such proposal, unless Capital Pacific receives an unsolicited bona fide proposal that the board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a proposal that is (i) more favorable to its shareholders than the merger and (ii) is reasonably likely to be consummated on the terms set forth (a “superior proposal”), and as to which the Capital Pacific Board also determines in good faith, and based on the advice of its outside legal counsel, that its fiduciary duty requires it to so act. Capital Pacific Bancorp, before shareholder approval of the merger agreement, is permitted to, following receipt of an unsolicited bona fide acquisition proposal that its board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a superior proposal, (1) provide confidential information or data to the party making the acquisition proposal and its representatives under the terms of a confidentiality agreement at least as favorable to Capital Pacific Bancorp as those contained in the confidentiality agreement between Capital Pacific and Pacific Continental, and (2) participate in discussions and negotiations regarding the acquisition proposal.

Termination of the Merger Agreement (page 67)

The merger agreement may be terminated:

•	by the mutual written consent of Capital Pacific and Pacific Continental;

•	by either Capital Pacific or Pacific Continental, by majority vote of its respective board of directors and notice to the other party, if the merger has not become effective by July 31, 2015;

•	by Pacific Continental or Capital Pacific, in the event of a material breach of any representation, warranty, covenant or agreement which cannot or has not been cured within 30 days of notice from the non-breaching party, and where the breach would allow the non-breaching party to terminate the agreement and the terminating party is not in material breach of the merger agreement;

•

by Capital Pacific, prior to, but not after, the approval of the merger agreement by the Capital Pacific shareholders, if: (i) Capital Pacific is not in material breach of the merger agreement; (ii) Capital Pacific receives an unsolicited bona fide acquisition proposal that is not withdrawn and that the Capital Pacific board of directors determines in good faith constitutes a superior proposal; (iii) the Capital Pacific board determines in good faith (after consultation with outside legal counsel and independent financial advisors) that failure to accept the superior proposal would be more likely than not to result in violation of its fiduciary duties under applicable law; (iv) Capital Pacific provides Pacific Continental prior written notice at least four business days prior to terminating the merger agreement, which notice states that the Capital Pacific board has received a superior proposal and, absent any revision to the terms and conditions of the merger agreement, the Capital Pacific board has determined to terminate the merger agreement; (v) during this four business day period, Capital Pacific negotiates in good faith with Pacific Continental (to the extent Pacific Continental wishes to negotiate) to enable Pacific Continental to make an improved offer such that the acquisition proposal at issue would cease to constitute a superior proposal; (vi) at the end of this four business day period (or such earlier time that Pacific Continental advises Capital Pacific that it no longer wishes to negotiate to amend the merger agreement), the Capital Pacific board, after taking into account any modification to the terms of the merger agreement and the merger proposed by Pacific Continental, continues to believe that the acquisition proposal constitutes a superior proposal and Capital Pacific enters into a definitive agreement for such superior proposal; and (vii) Capital Pacific, prior to termination of the merger agreement, pays the applicable termination fee to Pacific Continental (see “The Merger Agreement – Effect of Termination; Expenses; Termination Fee”);

•	by either party, if any statute, rule, regulation, judgment, decree, injunction or other order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable (whether before or after the approval of the merger by the shareholders of Capital Pacific);

•	by either party, if the Capital Pacific shareholders fail to approve the merger agreement; or

•	By Pacific Continental, if the Capital Pacific board (i) submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) recommends to its shareholders a superior proposal.

Expenses and Termination Fee (page 68)

The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement (including the costs and expense of printing and mailing this proxy statement/prospectus) shall be paid for by the party incurring such expense.

If, however, the merger agreement is terminated by Pacific Continental in the event of a material breach by Capital Pacific of any representation, warranty or covenant which is not cured, or if the board of directors of Capital Pacific submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval, otherwise withdraws or materially and adversely modifies its recommendation or recommends to its shareholders a superior proposal, the merger agreement provides for Capital Pacific to pay to Pacific Continental the sum of $500,000. If the merger agreement is terminated by Capital Pacific prior to its obtaining shareholder approval of the merger proposal in order to enter into a definitive acquisition agreement with respect to a superior proposal, the merger agreement provides for Capital Pacific to pay to Pacific Continental the sum of $500,000. In such circumstances, or in the event the merger agreement is terminated by either party due to Capital Pacific’s shareholders not having approved the merger agreement, and Capital Pacific publicly announces a proposal, plan or intention to enter into an agreement to engage in an acquisition proposal prior to twelve (12) months from the date of termination, and such acquisition proposal had been proposed prior to the date of the special meeting, then Capital Pacific is required to pay to Pacific Continental a termination fee of $2,500,000 (reduced by the amounts paid or payable, as provided above). If the merger agreement is terminated by Capital Pacific in the event of a material breach by Pacific Continental of any representation, warranty or covenant which is not cured, the merger agreement provides for Pacific Continental to pay to Capital Pacific the sum of $300,000.

The merger agreement provides that each party shall pay its respective transaction expenses, including expenses related to legal, accounting and advisory services. To the extent that Capital Pacific’s transaction expenses exceed $750,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Capital Pacific.

See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” for additional information.

Regulatory Approvals Required for the Merger (page 56)

Subject to the terms of the merger agreement, Capital Pacific Bancorp has agreed to cooperate and use its reasonable best efforts to assist Pacific Continental in obtaining all regulatory approvals necessary to complete and make effective the transactions contemplated by the merger agreement. Under applicable law, the merger must be approved by the Board of Governors of the Federal Reserve System, or “Federal Reserve Board,” and the bank merger must be approved by the Federal Deposit Insurance Corporation, or “FDIC”, and the Director of the Oregon Division of Finance and Corporate Securities, or “Oregon Director”. Pacific Continental and Capital Pacific have filed all of the required applications, and anticipate filing a request for a waiver from the Federal Reserve Board of its application requirements that would apply to this merger.

Although neither Capital Pacific Bancorp nor Pacific Continental Corporation knows of any reason why these regulatory approvals cannot be obtained in a timely manner, Capital Pacific Bancorp and Pacific Continental Corporation cannot be certain when or if they will be obtained.

The Rights of Capital Pacific Bancorp Shareholders Will Change as a Result of the Merger (page 74)

The rights of Capital Pacific Bancorp shareholders will change as a result of the merger due to differences in Pacific Continental Corporation’s and Capital Pacific Bancorp’s governing documents. The rights of Capital Pacific Bancorp shareholders are governed by Capital Pacific Bancorp’s articles of incorporation and bylaws, each as amended to date. Upon the completion of the merger, Capital Pacific Bancorp shareholders will become shareholders of Pacific Continental Corporation, as the continuing legal entity in the merger, and the rights of Capital Pacific Bancorp shareholders will thereafter be governed by Pacific Continental Corporation’s articles of incorporation and bylaws, each as amended to date.

See “Comparison of Shareholder Rights” for a description of the material differences in shareholders’ rights under the Pacific Continental Corporation and Capital Pacific Bancorp governing documents.

Risk Factors (page 17)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 17.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Because the market price of Pacific Continental Corporation common stock will fluctuate, the value of the stock consideration to be received by Capital Pacific Bancorp shareholders in the merger is uncertain.

If the merger is completed, each share of Capital Pacific Bancorp common stock (other than dissenting shares) will be converted into the right to receive “merger consideration” consisting of either (1) cash in an amount equal to $16.00 per share or (2) 1.132 shares of Pacific Continental common stock for each issued and outstanding share of Capital Pacific common stock, provided that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, is equal to or greater than $12.01 but less than or equal to $16.25. If the average share price of Pacific Continental common stock is less than $12.01, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, at Pacific Continental’s option, either (i) a number of shares of Pacific Continental common stock equal to (w) $13.596 divided by (x) the average share price of Pacific Continental common stock, rounded to the nearest thousandth, or (ii) 1.132 shares of Pacific Continental common stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the average share price of Pacific Continental common stock. If the average share price of Pacific Continental common stock is greater than $16.25, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, a number of shares of Pacific Continental common stock equal to (y) $18.394 divided by (z) the average share price of Pacific Continental common stock, rounded to the nearest thousandth.

While the amount of the cash consideration paid per share for which an election to receive cash is made will remain $16.00 per share (subject to potential adjustment as provided in the merger agreement), the market value of the stock consideration will fluctuate with the market price of Pacific Continental Corporation common stock and will not be known at the time Capital Pacific Bancorp shareholders vote on the merger. The market value of the shares of Pacific Continental Corporation common stock to be received as part of the merger consideration will vary from the closing price of Pacific Continental Corporation common stock on the date Pacific Continental Corporation and Capital Pacific Bancorp announced the merger, on the date that this proxy statement/prospectus is mailed to Capital Pacific Bancorp shareholders, on the date of the special meeting, and on the date the merger is completed and thereafter.

Any change in the market price of Pacific Continental Corporation common stock prior to the completion of the merger will affect the market value of the stock consideration that Capital Pacific Bancorp shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Pacific Continental Corporation common stock or shares of Capital Pacific Bancorp common stock, except as described above. Stock price changes may result from a variety of factors that are beyond the control of Pacific Continental Corporation and Capital Pacific Bancorp, including, but not limited to, general market and economic conditions, changes in the companies’ respective businesses, operations and prospects, and regulatory considerations. Therefore, at the time of the special meeting you will not know the precise market value of the stock consideration Capital Pacific Bancorp shareholders will receive at the effective time of the merger. You should obtain current market quotations for shares of Pacific Continental Corporation common stock (NASDAQ trading symbol “PCBK”) and for shares of Capital Pacific Bancorp common stock (OTCQB trading symbol “CPBO”).

The market price of Pacific Continental Corporation common stock after the merger may be affected by factors different from those affecting the shares of Capital Pacific Bancorp or Pacific Continental Corporation currently.

Upon completion of the merger, holders of Capital Pacific Bancorp common stock may become holders of Pacific Continental Corporation common stock. Pacific Continental Corporation’s business differs in important respects from that of Capital Pacific Bancorp, and, accordingly, the results of operations of the combined company and the market price of Pacific Continental Corporation common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Pacific Continental Corporation and Capital Pacific Bancorp. For a discussion of the business of Pacific Continental Corporation and of some important factors to consider in connection with that business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, Pacific Continental Corporation and Capital Pacific Bancorp must obtain approvals from the FDIC and the Oregon Director and the approval (or waiver) of the Federal Reserve Board. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger – Regulatory Approvals Required for the Merger.” An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay its receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger.”

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

Pacific Continental Corporation and Capital Pacific Bancorp have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Pacific Continental Corporation’s ability to successfully combine and integrate the businesses of Pacific Continental Corporation and Capital Pacific Bancorp in a manner that permits growth opportunities and does not materially disrupt the existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Pacific Continental Corporation’s ability to successfully conduct its business, which could have an adverse effect on Pacific Continental Corporation’s financial results and the value of its common stock. If Pacific Continental Corporation experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Pacific Continental Corporation and/or Capital Pacific Bancorp to lose customers or cause customers to remove their accounts from Pacific Continental Corporation and/or Capital Pacific Bancorp and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Pacific Continental Corporation and Capital Pacific Bancorp during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The fairness opinion obtained by Capital Pacific Bancorp from its financial advisor will not reflect changes in circumstances between the date of the signing of the merger agreement and the completion of the merger.

Capital Pacific Bancorp has obtained a fairness opinion dated November 19, 2014 from Feldman Financial, and such opinion has not been updated as of the date of this proxy statement/prospectus and will not be updated at the time of the completion of the merger. Changes in the operations and prospects of Pacific Continental Corporation or Capital Pacific Bancorp, general market and economic conditions and other factors that may be beyond the control of Pacific Continental Corporation and Capital Pacific Bancorp, and on which the fairness opinion was based, may alter the value of Pacific Continental Corporation or Capital Pacific Bancorp or the prices of shares of Pacific Continental Corporation common stock or Capital Pacific Bancorp common stock by the time the merger is completed. The fairness opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed or as of any other date than the date of the opinion. The fairness opinion that Capital Pacific Bancorp received from its financial advisor is attached as Annex C to this proxy statement/prospectus. For a description of the opinion, see “The Merger – Opinion of Capital Pacific Bancorp’s Financial Advisor”. For a description of the other factors considered by Capital Pacific Bancorp’s board of directors in determining to approve the merger, see “The Merger – Capital Pacific Bancorp’s Reasons for the Merger; Recommendation of Capital Pacific Bancorp’s Board of Directors.”

Certain of Capital Pacific Bancorp’s directors and executive officers have interests in the merger that may differ from the interests of Capital Pacific Bancorp’s shareholders.

Capital Pacific Bancorp’s shareholders should be aware that some of Capital Pacific Bancorp’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Capital Pacific Bancorp’s shareholders generally. These interests and arrangements may create potential conflicts of interest. Capital Pacific Bancorp’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Capital Pacific Bancorp’s shareholders vote in favor of approving the merger agreement.

These interests include the following:

•	Prior to the closing of the merger, any holder of outstanding and unexercised options to purchase Capital Pacific common stock under a Capital Pacific stock plan may exercise his or her option to purchase shares of Capital Pacific common stock subject to the terms of the applicable stock plan. Any shares of Capital Pacific common stock resulting from the exercise of a Capital Pacific stock option will be subject to the election and proration procedures described in this proxy statement/prospectus and, subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. Upon closing of the merger, all unexercised Capital Pacific stock options will be canceled, and each holder thereof will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to such stock option immediately prior to the effective time of the merger, multiplied by (ii) the positive difference, if any, of the per share cash consideration minus the exercise price per share of the stock option.

•	At the closing of the merger and pursuant to the terms of a cancellation agreement, each holder of a restricted stock unit (or RSU) awarded by Capital Pacific and then outstanding and unexercised, whether vested or unvested, will be canceled and, in lieu thereof, each holder of a Capital Pacific RSU will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to the RSU immediately prior to the effective time of the merger, multiplied by (ii) the per share cash consideration.

•	After the effective time of the merger, Pacific Continental Corporation will make the change in control payments provided for in the written agreements entered into between Capital Pacific and certain executive officers of Capital Pacific prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental Corporation.

•	In accordance with the merger agreement, the Chairwoman of Capital Pacific Bancorp’s board of directors is expected to join the Pacific Continental Corporation board of directors following the merger.

•	Under the merger agreement, Capital Pacific directors and officers are entitled to continued indemnification and to coverage under a directors’ and officers’ liability insurance policy for a period of six years after the merger.

•	As of the date of this proxy statement/prospectus, certain of the executive officers of Capital Pacific have accepted offers of employment with Pacific Continental. Following the merger, Mark Stevenson, Chief Executive Officer of Capital Pacific, will be employed by Pacific Continental Bank as an executive vice president coordinating non-profit and sustainability initiatives for the combined company, Harlan Barcus, Executive Vice President and Chief Credit Officer of Capital Pacific Bank, will be employed by Pacific Continental Bank in an executive credit position, and Tyson Smith, Chief Information Officer of Capital Pacific, will be employed by Pacific Continental Bank as a senior vice president, manager of strategy and product development.

For a more complete description of these interests, see “The Merger – Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger.”

Termination of the merger agreement could negatively impact Capital Pacific Bancorp.

If the merger agreement is terminated, there may be various consequences. For example, the market price of Capital Pacific Bancorp’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Capital Pacific Bancorp may be required to pay to Pacific Continental Corporation a termination fee of $2.5 million.

The $2.5 million termination fee and the restrictions on solicitation contained in the merger agreement may discourage others from trying to acquire Capital Pacific.

Until the completion of the merger, with some exceptions, Capital Pacific is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Pacific Continental. In addition, Capital Pacific has agreed to pay a $2.5 million termination fee to Pacific Continental in specified circumstances. These provisions could discourage other companies from trying to acquire Capital Pacific even though those other companies might be willing to offer greater value to Capital Pacific’s shareholders than Pacific Continental has offered in the merger. The payment of the termination fee could also have an adverse effect on Capital Pacific’s financial condition. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” on page 68.

Capital Pacific Bancorp will be subject to business uncertainties and contractual restrictions on its operations while the merger is pending.

Capital Pacific Bancorp will be subject to business uncertainties and contractual restrictions on its operations while the merger is pending. For instance, uncertainty about the effect of the merger on employees and customers may have an adverse effect on Capital Pacific Bancorp and consequently on Pacific Continental. These uncertainties may impair Capital Pacific Bancorp’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Capital Pacific Bancorp to seek to change existing business relationships with Capital Pacific Bancorp. Retention of certain employees by Capital Pacific Bancorp may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Capital Pacific Bancorp. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Pacific Continental

Corporation or Capital Pacific Bancorp, Capital Pacific Bancorp’s business or Pacific Continental Corporation’s business following the merger could be harmed. In addition, subject to certain exceptions, Capital Pacific Bancorp has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing. The merger agreement also restricts Capital Pacific from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Pacific Continental. These restrictions may prevent Capital Pacific from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement – Covenants and Agreements” for a description of the restrictive covenants applicable to Capital Pacific Bancorp.

If the merger is not completed, Pacific Continental Corporation and Capital Pacific Bancorp will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Pacific Continental Corporation and Capital Pacific Bancorp has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Pacific Continental Corporation and Capital Pacific Bancorp would have to recognize these expenses without realizing the expected benefits of the merger.

The shares of Pacific Continental Corporation common stock to be received by Capital Pacific Bancorp shareholders as a result of the merger will have different rights from the shares of Capital Pacific Bancorp common stock.

Upon completion of the merger, Capital Pacific Bancorp shareholders will become Pacific Continental Corporation shareholders and their rights as shareholders will be governed by the Pacific Continental Corporation articles of incorporation and bylaws. The rights associated with Capital Pacific Bancorp common stock are different from the rights associated with Pacific Continental Corporation common stock. Please see “Comparison of Shareholder Rights” beginning on page 74 for a discussion of the different rights associated with Pacific Continental Corporation common stock.

Shareholders may receive a form of consideration different from what they elect.

While each Capital Pacific shareholder may elect to receive cash or Pacific Continental common stock in the merger, the proration and allocation procedures set forth in the merger agreement are intended to ensure that the aggregate cash consideration payable to the holders of Capital Pacific common stock will be $16,411,994, subject to potential adjustment as provided for in the merger agreement. If Capital Pacific shareholders elect more cash or stock than is available under the merger agreement, your elections may be prorated to ensure that the aggregate cash consideration payable to the holders of Capital Pacific common stock will be $16,411,994, subject to potential adjustment as provided for in the merger agreement. Therefore, your ability to receive cash or shares of Pacific Continental stock in exchange for your shares of Capital Pacific common stock in accordance with your election may depend upon the election of other Capital Pacific shareholders.

Anti-takeover provisions in Pacific Continental’s amended and restated articles of incorporation and bylaws and Oregon law could impede a takeover of Pacific Continental.

Pacific Continental’s amended and restated articles of incorporation contain provisions that could make it more difficult for a third-party to acquire Pacific Continental (even if doing so would be beneficial to Pacific Continental’s shareholders) and for holders of Pacific Continental’s common stock to receive any related takeover premium for their common stock. Pacific Continental is also subject to certain provisions of Oregon law that could delay, deter or prevent a change in control of Pacific Continental. These provisions could limit the price that investors might be willing to pay in the future for shares of Pacific Continental common stock. Please see “Comparison of Shareholder Rights” beginning on page 74 for a discussion of these provisions.

Sales of substantial amounts of Pacific Continental’s common stock in the open market by former Capital Pacific shareholders could depress Pacific Continental’s stock price.

Shares of Pacific Continental common stock that are issued to shareholders of Capital Pacific in the merger will be freely tradable without restrictions or further registration under the Securities Act of 1933. Based on the shares of Capital Pacific common stock outstanding as of [                    ], 2015, the maximum number of shares of common stock Pacific Continental will issue upon completion of the merger is approximately [            ] shares. If the merger is completed and if former shareholders of Capital Pacific sell substantial amounts of Pacific Continental common stock in the public market following completion of the merger, the market price of Pacific Continental common stock may decrease.

Holders of Capital Pacific Bancorp common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Capital Pacific Bancorp common stock currently have the right to vote in the election of the board of directors and on other matters affecting Capital Pacific Bancorp. Upon the completion of the merger, each Capital Pacific Bancorp shareholder who receives shares of Pacific Continental Corporation common stock will become a shareholder of Pacific Continental Corporation with a percentage ownership of Pacific Continental Corporation that is smaller than such shareholder’s percentage ownership of Capital Pacific Bancorp. It is currently expected that the former shareholders of Capital Pacific Bancorp as a group will receive shares in the merger constituting approximately [    ]% of the outstanding shares of Pacific Continental Corporation common stock immediately after the merger. As a result, current shareholders of Pacific Continental Corporation as a group will own approximately [    ]% of the outstanding shares of Pacific Continental Corporation common stock immediately after the merger. Because of this, Capital Pacific Bancorp shareholders may have less influence on the management and policies of Pacific Continental Corporation than they now have on the management and policies of Capital Pacific Bancorp.

Risk Factors Relating to Pacific Continental Corporation and Pacific Continental’s Business

Pacific Continental is, and will continue to be, subject to the risks described in Pacific Continental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC, and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 87.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Pacific Continental Corporation’s or Capital Pacific Bancorp’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “plan,” “project,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Capital Pacific Bancorp and Pacific Continental Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations, strategies and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In addition to factors discussed under “Risk Factors” or previously disclosed in Pacific Continental Corporation’s reports filed with the SEC that are incorporated into this proxy statement/prospectus by reference, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Capital Pacific Bancorp shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Pacific Continental Corporation and Capital Pacific Bancorp businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; diversion of management time on issues relating to the merger and the bank merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; economic conditions and changes in economic conditions in general and in Oregon in particular; changes in Pacific Continental Corporation’s stock price before closing, including as a result of the financial performance of Capital Pacific Bancorp prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities, actions of the Federal Reserve Board, the FDIC, or the Oregon Director, or other legislative and regulatory actions and reforms; and failure to consummate or delay in consummating the merger for any other reason.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Pacific Continental Corporation and Capital Pacific Bancorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Pacific Continental Corporation and Capital Pacific Bancorp do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Pacific Continental Corporation, Capital Pacific Bancorp or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF

PACIFIC CONTINENTAL CORPORATION

The following selected consolidated financial information for the fiscal years ended December 31, 2009 through December 31, 2013 is derived from audited consolidated financial statements of Pacific Continental Corporation. The consolidated financial information as of and for the nine months ended September 30, 2014 and 2013 is derived from unaudited consolidated financial statements and, in the opinion of Pacific Continental Corporation’s management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data for those dates. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2014. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Pacific Continental Corporation’s consolidated financial statements and related notes thereto included in Pacific Continental Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and in Pacific Continental Corporation’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	(Unaudited) Nine Months Ended September 30, 2014	(Unaudited) Nine Months Ended September 30, 2013	Years Ended December 31,
			2013	2012	2011	2010	2009
EARNINGS
Interest income	$46,562	$45,394	$60,933	$55,894	$59,784	$63,433	$66,890
Interest expense	$3,488	$3,643	$4,794	$5,818	$8,615	$12,172	$12,851
Net interest income	$43,074	$41,751	$56,139	$50,076	$51,169	$51,261	$54,039
Provision for loan loss	—	$250	$250	$1,900	$12,900	$15,000	$36,000
Noninterest income	$3,676	$4,264	$5,826	$5,741	$5,866	$4,649	$4,405
Noninterest expense	$27,930	$30,687	$40,732	$35,105	$37,076	$33,094	$31,162
Net income (loss)	$12,411	$10,115	$13,767	$12,653	$5,341	$5,092	$(4,897)
Basic earnings per share	$0.70	$0.57	$0.77	$0.70	$0.29	$0.28	$(0.35)
Diluted earnings per share	$0.69	$0.56	$0.76	$0.69	$0.29	$0.28	$(0.35)
Average shares outstanding	17,844,914	17,865,582	17,871,439	18,085,607	18,427,657	18,399,245	13,961,310
Average diluted shares outstanding	229,687	191,046	188,484	152,553	91,890	13,284	—

PERFORMANCE RATIOS
Return on average assets	1.13%	0.95%	0.96%	0.96%	0.44%	0.43%	-0.43%
Return on average equity (book)	9.16%	7.46%	7.61%	6.97%	3.01%	2.98%	-3.60%
Return on average equity (tangible)(1)	10.53%	8.58%	8.75%	7.94%	3.45%	3.44%	(4.33)%
Net interest margin – fully tax equivalent yield(2)	4.31%	4.35%	4.37%	4.24%	4.61%	4.72%	5.19%
Efficiency ratio (tax equivalent)(3)	58.75%	65.59%	65.73%	62.89%	65.01%	59.19%	53.32%
Full-time equivalent employees	289	285	290	268	263	263	254

CAPITAL
Tier 1 leverage ratio	11.20%	11.56%	11.49%	12.33%	13.09%	13.38%	13.66%
Tier 1 risk based ratio	14.44%	15.16%	14.90%	16.90%	17.97%	15.86%	14.38%
Total risk based ratio	15.69%	16.42%	16.15%	18.15%	19.22%	17.10%	15.63%
Book value per share	$10.30	$10.04	$10.01	$10.28	$9.70	$9.35	$9.01
Regular cash dividend per share	$0.30	$0.26	$0.36	$0.24	$0.10	$0.04	$0.25
Special cash dividend per share	$0.24	$0.25	$0.37	$0.07	—	—	—

ASSET QUALITY
Allowance for loan losses (ALL)	$15,722	$16,802	$15,917	$16,345	$14,941	$16,570	$13,367
Non performing loans (NPLs) net of government guarantees	$2,932	$5,155	$4,608	$8,456	$26,099	$31,970	$32,346
Non performing assets (NPAs) net of government guarantees	$16,109	$21,757	$20,963	$26,428	$37,099	$46,263	$36,570
Other real estate owned	$13,177	$16,602	$16,355	$17,972	$11,000	$14,293	$4,224
Net loan (recoveries) charge offs	$195	$(206)	$678	$496	$14,529	$11,797	$33,613
ALL as a percentage of gross loans	1.52%	1.72%	1.60%	1.88%	1.82%	1.93%	1.42%
ALL as a % NPLs, net of government guarantees	536.22%	325.94%	297.90%	193.29%	57.25%	51.83%	41.33%
Net loan charge offs (recoveries) to average loans	0.02%	-0.02%	0.07%	0.06%	1.78%	1.33%	3.56%
Net NPLs as a percentage of total loans	0.28%	0.53%	0.54%	0.97%	3.18%	3.73%	3.43%
Nonperforming assets as a percentage of total assets	1.08%	1.50%	1.45%	1.92%	2.92%	3.82%	3.05%
Consolidated classified asset ratio(4)	24.27%	30.25%	29.02%	31.18%	38.91%	63.39%	52.12%
Past due as a percentage of total loans(5)	0.16%	0.37%	0.23%	0.30%	0.41%	0.77%	1.16%

	(Unaudited) Nine Months Ended September 30, 2014	(Unaudited) Nine Months Ended September 30, 2013	Years Ended December 31,
			2013	2012	2011	2010	2009
END OF PERIOD BALANCES
Total securities and short term deposits	$353,893	$363,547	$347,441	$389,979	$346,594	$254,174	$167,890
Total loans net of allowance	$1,019,127	$960,916	$977,928	$854,071	$805,211	$839,815	$930,997
Total loans held for sale	—	—	—	—	$1,058	$2,116	$745
Total earning assets	$1,373,020	$1,324,463	$1,325,369	$1,244,050	$1,152,863	$1,096,105	$1,099,632
Total assets	$1,489,719	$1,454,878	$1,449,726	$1,373,487	$1,270,232	$1,210,176	$1,199,113
Total non-interest bearing deposits	$390,790	$379,598	$366,891	$329,825	$278,576	$234,331	$202,088
Core deposits(6)	$1,047,211	$1,015,651	$990,315	$938,629	$885,843	$895,838	$771,986
Total deposits	$1,145,235	$1,117,529	$1,090,981	$1,046,154	$965,254	$958,959	$827,918
Shareholders’ equity	$182,538	$179,678	$179,184	$183,381	$178,866	$172,238	$165,662

AVERAGE BALANCES
Total securities and short term deposits	$350,487	$371,495	$366,102	$384,918	$304,620	$199,083	$107,527
Total loans net of allowance	$1,009,217	$933,112	$943,381	$816,655	$817,915	$887,594	$943,788
Total earning assets	$1,359,704	$1,304,607	$1,309,483	$1,201,573	$1,122,535	$1,086,677	$1,051,315
Total assets	$1,474,539	$1,428,669	$1,433,213	$1,317,094	$1,226,715	$1,189,289	$1,129,971
Total non-interest bearing deposits	$366,607	$327,643	$336,063	$297,428	$263,915	$216,154	$179,886
Core deposits(6)	$1,013,682	$960,981	$967,592	$877,256	$879,779	$827,082	$703,894
Total deposits	$1,117,431	$1,069,344	$1,074,166	$972,854	$945,187	$904,169	$782,835
Shareholders’ equity	$181,192	$181,197	$157,278	$181,475	$177,256	$170,758	$135,470

(1)	Tangible equity excludes goodwill and core deposit intangible assets related to acquisitions.
(2)	Net interest margin is reported on a tax-equivalent yield basis at a 35% tax rate.
(3)	Efficiency ratio is noninterest expense as a percent of net interest income (on a tax equivalent basis) plus noninterest income.
(4)	All loan-related contingent liabilities and loans internally graded substandard or worse, impaired loans (net of government guarantees), adversely classified securities, and other real estate owned, divided by total consolidated Tier 1 capital plus the allowance for loan losses.
(5)	Defined as loans past due more than 30 days and still accruing interest, as a percentage of total loans, net of deferred fees.
(6)	Core deposits include demand, interest checking, money market, savings, and local time deposits, including local nonpublic time deposits in excess of $100,000.

COMPARATIVE PER SHARE DATA OF PACIFIC CONTINENTAL CORPORATION (UNAUDITED)

The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of Pacific Continental and Capital Pacific on a historical basis, for Pacific Continental on a pro forma combined basis and on a pro forma combined basis for Capital Pacific equivalent shares. The Per Equivalent Capital Pacific Share data shows the effect of the merger from the perspective of an owner of Capital Pacific common stock. The pro forma combined and pro forma per equivalent shares information gives effect to the merger as if the merger had been effective on the dates presented in the case of the book value per common share data, and as if the merger had been effective as of January 1 of the applicable pro forma period, in the case of the cash dividends paid per common share and earnings per common share data. The pro forma data combines the historical results of Capital Pacific into Pacific Continental’s consolidated statement of income and, while certain adjustments were made for the estimated impact of certain fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger taken place on January 1 of the applicable pro forma period.

The pro forma financial information in the table below is provided for illustrative purposes and does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies or asset dispositions, among other factors, or the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Capital Pacific will be reflected in the consolidated financial statements of Pacific Continental on a prospective basis.

	Pacific Continental Historical	Capital Pacific Historical	Pro Forma Combined	Per Equivalent Capital Pacific Share[1]
Book value per common share:
December 31, 2013	$10.01	$8.36	$10.24	$11.59
September 30, 2014	$10.30	$9.08	$10.51	$11.90

Cash dividends paid per common share[2]:
Year ended December 31, 2013	$0.73	$—	$0.73	$0.83
Nine months ended September 30, 2014	$0.54	$—	$0.54	$0.61

Basic and diluted earnings per common share:
Year ended December 31, 2013
Basic	$0.77	$0.71	$0.77	$0.87
Diluted	$0.76	$0.69	$0.76	$0.86
Nine months ended September 30, 2014
Basic	$0.70	$0.69	$0.70	$0.79
Diluted	$0.69	$0.66	$0.69	$0.78

[1]	Computed by multiplying the Pacific Continental pro forma combined amounts by the exchange ratio of 1.132.
[2]	Pro forma combined cash dividends are based only upon Pacific Continental’s historical amounts.

THE SPECIAL MEETING

This section contains information for Capital Pacific Bancorp shareholders about the special meeting that Capital Pacific Bancorp has called to allow its shareholders to consider and vote on the merger agreement and other related matters. Capital Pacific Bancorp is mailing this proxy statement/prospectus to Capital Pacific Bancorp shareholders, on or about [                    ], 2015. This proxy statement/prospectus is accompanied by a notice of the special meeting of Capital Pacific Bancorp shareholders and a form of proxy card that Capital Pacific Bancorp’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

The special meeting of Capital Pacific Bancorp shareholders will be held at Capital Pacific’s principal executive offices at 805 S.W. Broadway, Suite 780, Portland, Oregon 97205, at [                    ], local time, on [                     ], 2015.

Matters to Be Considered

At the special meeting, Capital Pacific Bancorp shareholders will be asked to consider and vote upon the following matters:

•	a proposal to approve the merger agreement;

•	a proposal to adjourn the Capital Pacific Bancorp special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.

Recommendation of Capital Pacific Bancorp’s Board of Directors

Capital Pacific Bancorp’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Capital Pacific Bancorp and its shareholders, has unanimously approved and adopted the merger agreement and unanimously recommends that you vote “FOR” the merger proposal, and “FOR” the adjournment proposal, if necessary or appropriate. See “The Merger – Capital Pacific Bancorp’s Reasons for the Merger; Recommendation of Capital Pacific Bancorp’s Board of Directors” for a more detailed discussion of Capital Pacific Bancorp’s board of directors’ recommendation.

Record Date and Quorum

The Capital Pacific Bancorp board of directors has fixed the close of business on [                    ], 2015, as the record date for determining the holders of Capital Pacific Bancorp common stock entitled to receive notice of and to vote at the special meeting.

As of the Capital Pacific Bancorp record date, there were [             ] shares of Capital Pacific Bancorp common stock outstanding and entitled to vote at the Capital Pacific Bancorp special meeting held by approximately [            ] holders of record. Each share of Capital Pacific Bancorp common stock entitles the holder to one vote at the special meeting on each proposal to be considered at the Capital Pacific Bancorp special meeting.

The representation (in person or by proxy) of at least a majority of the shares of Capital Pacific Bancorp common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Capital Pacific Bancorp common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Capital Pacific Bancorp special meeting.

Required Vote; Treatment of Abstentions and Failure to Vote

Approval of the merger proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of Capital Pacific common stock. Approval of the adjournment proposal requires the votes cast in favor of the proposal to exceed the votes cast in opposition. If you mark “ABSTAIN” on your proxy card, fail to either submit a proxy card or vote in person at the special meeting or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal. If you mark “ABSTAIN” on your proxy card, or fail to instruct your bank or broker how to vote, or if you are not a “street name” holder and fail to either submit a proxy card entirely or vote in person at the special meeting, it will have no effect on the adjournment proposal.

In connection with the merger agreement, each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., which as of the record date had the right to vote approximately [     ]% and [     ]%, respectively, of the outstanding shares of Capital Pacific common stock, agreed, subject to certain exceptions, to vote their shares of Capital Pacific common stock in favor of the merger proposal. For further information, see “The Merger – Voting Agreements.” In addition, in connection with the merger agreement, each of the directors of Capital Pacific Bancorp and Capital Pacific Bank individually entered into an agreement with Pacific Continental to vote their shares of Capital Pacific common stock in favor of the merger agreement and against any competing proposal. These shareholders held approximately [    ]% of Capital Pacific’s outstanding common stock as of [                    ], 2015. For further information, see “The Merger Agreement – Director Agreements.”

Voting on Proxies; Incomplete Proxies

A Capital Pacific Bancorp shareholder may vote by proxy or in person at the Capital Pacific Bancorp special meeting. If you hold your shares of Capital Pacific Bancorp common stock in your name as a shareholder of record, to submit a proxy, you, as a Capital Pacific Bancorp shareholder, may vote by signing the accompanying proxy card and returning it to Capital Pacific Bancorp as soon as possible in the enclosed postage-paid envelope or by attending the special meeting and voting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting. When the accompanying proxy card is returned properly executed, the shares of Capital Pacific Bancorp stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Capital Pacific Bancorp common stock represented by the proxy card will be voted “FOR” the merger proposal and “FOR” the adjournment proposal, if necessary or advisable.

If a Capital Pacific Bancorp shareholder’s shares are held in “street name” by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine how to vote.

Every Capital Pacific Bancorp shareholder’s vote is important. Accordingly, each Capital Pacific Bancorp shareholder should sign, date and return the enclosed proxy card, whether or not the Capital Pacific Bancorp shareholder plans to attend the special meeting in person. Sending in your proxy card will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers and other nominees who hold shares of Capital Pacific Bancorp common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Capital Pacific Bancorp expects that all proposals to be voted on at the Capital Pacific Bancorp special meeting will be “non-routine” matters. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Capital Pacific Bancorp common stock in “street name,” your broker, bank or other nominee will vote your shares of Capital Pacific Bancorp common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to a Capital Pacific Bancorp Shareholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Capital Pacific Bancorp’s corporate secretary, or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Capital Pacific Bancorp’s corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Capital Pacific Bancorp

805 S.W. Broadway, Suite 780

Portland, OR 97205

Attention: Corporate Secretary

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

Capital Pacific Bancorp is soliciting your proxy in conjunction with the merger. Capital Pacific Bancorp will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Capital Pacific Bancorp will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Capital Pacific Bancorp common stock and secure their voting instructions. Capital Pacific Bancorp will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Capital Pacific Bancorp may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Capital Pacific Bancorp shareholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

Subject to space availability, all Capital Pacific Bancorp shareholders as of the record date, or their duly appointed proxies, may attend the Capital Pacific Bancorp special meeting. Since seating is limited, admission to the Capital Pacific Bancorp special meeting will be on a first-come, first-served basis. Registration and seating will begin at [                    ], local time.

If you hold your shares of Capital Pacific Bancorp common stock in your name as a shareholder of record and you attend the Capital Pacific Bancorp special meeting, you may submit your vote in person. Any votes that you previously submitted by proxy will be superseded by any vote that you cast at the Capital Pacific Bancorp special meeting.

Adjournment and Postponement

If a quorum is not obtained at the special meeting, or if fewer shares of Capital Pacific’s common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for soliciting additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the adjournment proposal.

Assistance

If you need assistance in completing your proxy card, have questions regarding the special meeting, or voting, or would like additional copies of this proxy statement/prospectus, please contact Capital Pacific Bancorp’s Investor Relations Contact, Felice Belfiore, Chief Financial Officer, at (503) 796-0100.

INFORMATION ABOUT PACIFIC CONTINENTAL CORPORATION

Headquartered in Eugene, Oregon, Pacific Continental Corporation is the holding company of Pacific Continental Bank, an Oregon state-chartered commercial bank, with deposits insured by the FDIC. At September 30, 2014, Pacific Continental Bank had 14 banking offices in Oregon and Washington and two loan production offices. Pacific Continental has established one of the most unique and attractive metropolitan branch networks in the Northwest with offices in three of the region’s largest markets, Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations. At September 30, 2014, Pacific Continental had $1.49 billion in total assets, $1.04 billion in gross loans and $1.05 billion in total deposits.

Pacific Continental Corporation’s stock is traded on the Nasdaq Global Select Market under the symbol “PCBK.” Pacific Continental’s principal office is located at 111 West 7th Avenue, Eugene, Oregon 97401, and its telephone number at that location is (541) 686-8685.

Pacific Continental’s internet address is www.therightbank.com. Additional information about Pacific Continental is included under “Where You Can Find More Information” beginning on page 87.

INFORMATION ABOUT CAPITAL PACIFIC BANCORP

Capital Pacific Bancorp is a bank holding company headquartered in Portland, Oregon. Capital Pacific Bancorp is the parent company of Capital Pacific Bank, a Certified B Corporation providing comprehensive banking expertise to businesses, professionals and nonprofit organizations. As of September 30, 2014, Capital Pacific had $255.9 million in total assets, $201.1 million in gross loans and $227.2 million in total deposits. Capital Pacific’s stock is traded over the counter under the OTCQB trading symbol “CPBO”.

Capital Pacific’s principal executive offices are located at 805 S.W. Broadway, Suite 780, Portland, Oregon, 97205, and its telephone number at that location is (503) 796-0100. Capital Pacific’s internet address is www.capitalpacificbank.com.

THE MERGER

The following discussion contains certain information about the merger (as defined below). The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. This summary may not contain all of the information about the merger that is important to you and we encourage you to read the merger agreement and this proxy statement/prospectus in their entirety. Additional information about the merger, Pacific Continental Corporation and Capital Pacific may be found as described in the section entitled “Where You Can Find More Information” and “Information about Capital Pacific Bancorp”.

Terms of the Merger

The boards of directors of each of Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank have approved and adopted the merger agreement. Pursuant to the merger agreement, Capital Pacific Bancorp will merge with and into Pacific Continental Corporation, with Pacific Continental Corporation as the surviving corporation (the “merger”) upon the terms and subject to the conditions in the merger agreement. Immediately following the merger, Capital Pacific Bancorp’s wholly-owned bank subsidiary, Capital Pacific Bank, will merge with and into Pacific Continental Corporation’s wholly-owned subsidiary, Pacific Continental Bank (the “bank merger” and together with the merger, the “mergers”), with Pacific Continental Bank as the resulting bank.

Pursuant to the merger agreement, if the merger is completed, each holder of Capital Pacific Bancorp (other than those exercising dissenters’ rights) may elect to receive “merger consideration” consisting of either (1) cash in an amount equal to $16.00 per share or (2) 1.132 shares of Pacific Continental common stock for each issued and outstanding share of Capital Pacific common stock, provided that the average share price of Pacific Continental common stock as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, is equal to or greater than $12.01 but less than or equal to $16.25. To the extent the average closing price of Pacific Continental’s common stock is outside this price range, the exchange ratio will adjust. Pacific Continental Corporation will not issue any fractional shares of Pacific Continental common stock in the merger. Capital Pacific Bancorp shareholders who would otherwise be entitled to a fractional share of Pacific Continental common stock upon the completion of the merger will instead receive an amount in cash (without interest) determined by multiplying the fractional share interest to which such shareholder would otherwise be entitled by the per share cash consideration.

Each Capital Pacific shareholder will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement, which are intended to ensure that the aggregate cash consideration payable to the holders of Capital Pacific common stock will be $16,411,994, subject to potential adjustment as provided for in the merger agreement. See “The Merger Agreement – Elections; Allocation.” To the extent that Capital Pacific’s transaction expenses exceed $750,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Capital Pacific. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” for additional information regarding the potential adjustment to the per share cash consideration.

The shareholders of Capital Pacific are being asked to approve the merger agreement. More information regarding the merger agreement and the conditions for completing the mergers may be found in the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 58.

Background of the Merger

As part of their ongoing consideration and evaluation of Capital Pacific’s long-term prospects and strategies, the board of directors of Capital Pacific Bancorp and senior management have regularly reviewed and assessed business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to Capital Pacific, all with the goal of enhancing value for Capital Pacific shareholders. The strategic discussions have focused, among other things, on the business and regulatory environment facing financial institutions generally and Capital Pacific in particular, as well as conditions and ongoing consolidation in the financial services industry.

On July 6, 2012, Capital Pacific received an unsolicited offer from Pacific Continental Corporation outlining a potential business combination at $10.00 per share of Capital Pacific common stock. Capital Pacific’s board retained Feldman Financial Advisors, Inc. (“Feldman Financial”), to provide advice regarding Capital Pacific’s strategic alternatives. After careful consideration of Pacific Continental’s offer and the long-term business plan developed by Capital Pacific’s management and previously approved by its board of directors, as well as the financial analysis prepared by Feldman Financial, the board of directors of Capital Pacific instructed management to advise Pacific Continental that it had determined not to enter into negotiations with Pacific Continental regarding a potential business combination.

During July and August 2012, Capital Pacific received letters from two institutional shareholders urging the board of directors of Capital Pacific to take steps to explore Capital Pacific’s strategic alternatives. One of the letters, from Resource America, Inc., which beneficially owned 9.8% of Capital Pacific’s common stock at the time, became public and was the subject of several local newspaper articles regarding Capital Pacific.

In late 2012, the principal of Davis Partnership, L.P. (“Davis”), an institutional shareholder and beneficial owner of 7.9% of Capital Pacific’s common stock at that time, advised the Capital Pacific board of directors of their intention to nominate two individuals for election as directors at Capital Pacific’s 2013 annual meeting of shareholders. Davis and Capital Pacific entered into a settlement agreement in March 2013 pursuant to which Capital Pacific’s board of directors agreed to nominate Michael Blanchard for election as a director of Capital Pacific for a three-year term at the 2013 annual shareholders meeting and to withdraw its nomination of Grant Watkinson. Mr. Watkinson continued to be a director of Capital Pacific Bank.

In the summer of 2013, a representative of McAdams Wright Ragen Inc., an investment advisory and brokerage firm (“MWRI”), met with the Capital Pacific board of directors and advised the board on the merits of various strategic options, including merging with another financial institution or remaining independent. Given Capital Pacific’s recent strong earnings and loan growth, MWRI indicated that Capital Pacific ranked high among its peers in terms of performance and had a favorable position in the Portland metropolitan market. MWRI also advised the Capital Pacific board of directors to analyze the potential strategic fit of Capital Pacific with several Pacific Northwest-based banks in the event that an unsolicited offer to acquire Capital Pacific was received, or if the Capital Pacific board of directors were to approve a change in strategic plan from organic growth to a possible sale of Capital Pacific.

In the fall of 2013, several meetings were held among representatives of certain financial institutions headquartered in the Pacific Northwest, Capital Pacific, and MWRI. Following additional analysis, three banks were identified by Capital Pacific as particularly promising from a strategic and economic perspective, and MWRI performed a preliminary financial analysis of these banks.

In January 2014, Capital Pacific announced year-over-year earnings growth of 62% to net income of $1.8 million for fiscal 2013 from the 2012 level of $1.1 million. The Capital Pacific board of directors approved a 2014 budget which anticipated a continued strong upward trend in net income through organic growth.

In April 2014, Capital Pacific explored the potential acquisition of a small Oregon bank. Capital Pacific retained a financial advisor to assist in the preparation and delivery to the subject bank of a letter expressing interest in a business combination. Following the execution of mutual non-disclosure agreements and the performance of preliminary due diligence on the other bank, Capital Pacific’s management concluded that the bank would not be a good strategic fit with Capital Pacific Bank.

In April 2014, Mr. Brown initiated a telephone call to Mr. Stevenson regarding a potential transaction between Pacific Continental and Capital Pacific. No specific terms of a transaction were proposed or discussed.

On June 23, 2014, Mr. Brown and Robert Ballin, Chairman of the board of directors of Pacific Continental Corporation, met with Mr. Stevenson and Karen Whitman, Chairwoman of the board of Capital Pacific Bancorp, to discuss the potential terms of a proposed transaction between Pacific Continental and Capital Pacific. On June 23, 2014, Pacific Continental made a second unsolicited offer to acquire Capital Pacific, submitting a term sheet outlining proposed consideration with a value of $14.00 per share of Capital Pacific common stock, of which 50% of the consideration was proposed to be in Pacific Continental common stock and 50% in cash.

The board of directors of Capital Pacific met promptly thereafter and determined to approach the three banks which it had identified in 2013. Two of the banks declined to pursue discussions of a potential transaction with Capital Pacific. On July 1, 2014, one bank (“Bank X”) tendered a nonbinding indication of interest to acquire Capital Pacific Bank for consideration proposed to be 85% in Bank X’s common stock and the remainder in cash and with a value somewhat lower than $14.00 per share of Capital Pacific common stock.

The strategic planning committee of Capital Pacific’s board of directors met with a representative of MWRI on July 2, 2014, to discuss the status of MWRI’s analysis of strategic alternatives. The committee instructed MWRI to request additional information from Pacific Continental Corporation and Bank X regarding their business plans and financial projections.

On July 7, 2014, Capital Pacific formally engaged MWRI as its financial advisor to assist in the evaluation of strategic alternatives available to Capital Pacific, including a possible sale to another financial institution, including Pacific Continental Corporation or Bank X, or remaining independent. MWRI was instructed to obtain non-disclosure agreements from Pacific Continental Corporation and Bank X and conduct interviews of the CEOs of the two banks. A representative of MWRI interviewed Mr. Brown on July 18, 2014, and the CEO of Bank X on the following day.

At a meeting of the Capital Pacific board of directors held on July 21, 2014, MWRI presented additional quantitative and qualitative analyses regarding Pacific Continental Corporation and Bank X. The board of directors of Capital Pacific asked MWRI to obtain more information about certain issues. A representative of MWRI interviewed both CEOs a second time on July 25, 2014, regarding the questions posed by the Capital Pacific board of directors.

Following a board meeting on July 29, 2014, Capital Pacific engaged Feldman Financial on July 31, 2014, to provide additional financial analysis regarding Capital Pacific’s strategic options. Feldman Financial provided its initial analysis on August 13, 2014. The Capital Pacific board of directors then decided to request the executive management teams of both Pacific Continental Corporation and Bank X to make presentations to the Capital Pacific board of directors regarding their respective offers. On August 18, 2014, a representative of MWRI contacted Mr. Brown and the CEO of Bank X to arrange for mutually agreeable dates for these meetings. Given schedule conflicts, the meetings of the Capital Pacific board of directors with the two bank executive management teams were held in Portland on October 1, 2014.

During the period from late August through early October 2014, the Capital Pacific board of directors continued to discuss Capital Pacific’s strategic situation at regular board meetings. Discussion focused, among other things, on earnings per share accretion/dilution and the earn-back periods for tangible book value in each acquisition scenario. Feldman Financial and MWRI each made presentations to the strategic planning committee of the Capital Pacific board of directors on these issues at a meeting on August 25, 2014. MWRI was asked to contact additional investment management professionals to ascertain their willingness to speak on a confidential basis with the strategic planning committee on these and other topics.

Two investment management professionals agreed to sign non-disclosure agreements and were invited to meet with the strategic planning committee of the Capital Pacific board of directors and representatives of MWRI and Feldman Financial on October 10, 2014. At the conclusion of this meeting, the committee determined to recommend to the Capital Pacific board of directors that Capital Pacific pursue a merger transaction with one of the two banks and instructed a representative of MWRI to approach both Pacific Continental and Bank X to refine their non-binding indications of interest by noon on October 14, 2014, when the Capital Pacific board of directors was scheduled to meet.

On October 14, 2014, Pacific Continental delivered a revised non-binding indication of interest to Capital Pacific; the proposed merger consideration consisted of 50% cash and 50% Pacific Continental Corporation common stock with a value of $16.00 per share of Capital Pacific common stock, $2.00 higher than Pacific Continental’s previous offer. Bank X also submitted a revised proposal with an increased price, which was less than Pacific Continental’s revised offer. Following discussion, the Capital Pacific board of directors determined that Capital Pacific should move forward with negotiations with Pacific Continental and instructed MWRI to request several changes in Pacific Continental’s revised non-binding indication of interest. The Capital Pacific board also formed a committee to oversee the negotiation process, which oversight committee was comprised of Ms. Whitman, chair, Thomas Tomjack and Ron May.

Representatives of D.A. Davidson & Co., Pacific Continental Corporation’s financial advisor, provided MWRI with a data request list on October 15, 2014, in order to begin the due diligence process.

On October 17, 2014, Pacific Continental delivered a further revised non-binding indication of interest to Capital Pacific, which proposed a merger consideration mix of 40% cash and 60% Pacific Continental Corporation common stock, with Capital Pacific shareholders to have the choice of receiving 100% cash or 100% Pacific Continental common stock or a 40% cash and 60% stock mixture of consideration, subject to pro rata allocation in the event of oversubscription. On October 17, 2014, Capital Pacific executed the non-binding indication of interest.

During the week of October 20, 2014, representatives of management and outside advisors to Pacific Continental and Capital Pacific held meetings in Portland, and Pacific Continental substantially completed its credit and operational due diligence of Capital Pacific.

On November 1, 2014, the primary representative from MWRI working with Capital Pacific moved to Wedbush Securities Inc., a financial services and investment firm (“WSI”), in connection with MWRI’s acquisition by Robert W. Baird & Co. MWRI released Capital Pacific from any fee obligations beyond those already incurred through October 31, 2014. On November 7, 2014, Capital Pacific entered into an engagement letter with WSI.

Members of Capital Pacific’s executive management, along with representatives from Feldman Financial and WSI, interviewed members of Pacific Continental’s executive management in Portland, Oregon, on November 3, 2014, as part of Capital Pacific’s due diligence investigation of Pacific Continental. WSI, Feldman Financial and Capital Pacific also reviewed analyst research reports on Pacific Continental and other financial information regarding Pacific Continental.

During this period, the oversight committee of the Capital Pacific board of directors also held weekly meetings with Mr. Stevenson and the representative of WSI to discuss the status of the due diligence process, plans for communications with Capital Pacific’s staff, customers, shareholders, and regulators, and negotiation of the transaction terms, including, among other terms, the merger consideration split of cash and Pacific Continental common stock, the exchange ratio, board representation, organizational structure, employee severance arrangements, and cultural issues.

Pacific Continental’s outside legal counsel forwarded an initial draft of the Agreement and Plan of Merger to Capital Pacific’s legal counsel on November 4, 2014. During the ensuing two weeks, representatives of Pacific Continental and Capital Pacific, and their respective legal counsel and financial advisors, conducted negotiations regarding the terms of the merger transaction, including, among other terms, the exchange ratio, employee compensation and severance, board representation, representations and warranties, covenants, closing conditions, and termination provisions and fees, as well as cultural issues such as B corporation status and organizational structure. In addition, the terms of voting and non-compete agreements between Pacific Continental and the individual directors of Capital Pacific Bancorp and Capital Pacific Bank and certain Capital Pacific shareholders were negotiated. The oversight committee of the Capital Pacific board of directors held frequent meetings to discuss and advise on negotiations and preparation of final transaction documents, the communication process, and other issues. During this period, Pacific Continental Corporation also discussed available positions with Capital Pacific’s executive management team and reached preliminary agreement with Mr. Stevenson and Harlan Barcus regarding employment positions with Pacific Continental following the merger. See “– Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger”.

By November 17, 2014, many significant outstanding issues in the transaction negotiations had been resolved. Both Pacific Continental and Capital Pacific scheduled board meetings for the following day to consider the merger.

At Capital Pacific’s board meeting held on November 18, 2014, the board of directors met, together with representatives of management, WSI, Feldman Financial, and Capital Pacific’s outside legal counsel, Miller Nash LLP, to consider the proposed transaction. During the Capital Pacific board meeting, WSI summarized the key economic terms of the transaction. Miller Nash LLP presented a summary of the other significant terms of the transaction and also described the terms of proposed voting and non-compete agreements with the individual directors of Capital Pacific Bancorp and Capital Pacific Bank and certain Capital Pacific shareholders. See “The Merger Agreement – Director Agreements” and “The Merger Agreement – Voting Agreements.” Miller Nash LLP discussed the legal standards applicable to the Capital Pacific board’s decisions and actions with respect to its evaluation of the merger transaction. Capital Pacific’s management and Miller Nash LLP described the results of the due diligence investigation of Pacific Continental. Feldman Financial reviewed additional financial information and analyses regarding Capital Pacific, Pacific Continental, peer companies and comparable transactions, and presented its draft fairness opinion (subsequently delivered in final written form dated November 19, 2014) to the directors of Capital Pacific Bancorp and Capital Pacific Bank that, based on the qualifications and assumptions set forth in its opinion, the merger consideration was fair to the Capital Pacific shareholders from a financial point of view. See “The Merger – Opinion of Capital Pacific Bancorp’s Financial Advisor”. Following these discussions, including consideration of the factors described under “– Capital Pacific Bancorp’s Reasons for the Merger; Recommendation of Capital Pacific Bancorp’s Board of Directors,” the boards of directors of each of Capital Pacific Bancorp and Capital Pacific Bank approved the merger agreement and the board of directors of Capital Pacific Bancorp determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, Capital Pacific and its shareholders, and recommended that Capital Pacific’s shareholders approve the merger agreement at a special meeting to be held in early 2015.

On November 18, 2014, the boards of directors of each of Pacific Continental Corporation and Pacific Continental Bank approved the merger agreement and the merger.

Following completion of the November 18, 2014, meetings of the boards of directors of Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank, the terms of the merger agreement and related agreements were finalized, and the agreements were executed and delivered and the transaction announced on the evening of November 19, 2014, in a press release jointly issued by Capital Pacific and Pacific Continental.

Capital Pacific Bancorp’s Reasons for the Merger; Recommendation of Capital Pacific Bancorp’s Board of Directors

Capital Pacific’s board of directors has determined that the merger is fair to and in the best interests of Capital Pacific and its shareholders and, by the unanimous vote of all of the directors of Capital Pacific approved and adopted the merger agreement and the merger. ACCORDINGLY, CAPITAL PACIFIC BANCORP’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF CAPITAL PACIFIC BANCORP COMMON STOCK VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

In the course of reaching its determination, Capital Pacific’s board of directors consulted with its legal counsel regarding its fiduciary duties, the terms of the merger agreement and related issues, and reviewed with its financial advisors and its senior management, the financial aspects of the proposed transaction and the fairness of the transaction to the shareholders from a financial point of view, among other matters.

In reaching its determination to approve the merger agreement, Capital Pacific’s board of directors considered all factors it deemed material. The board of directors analyzed information with respect to the financial condition, results of operations, businesses and prospects of Capital Pacific. In this regard, Capital Pacific’s board of directors considered the performance trends of Capital Pacific over the past several years. The board of directors compared Capital Pacific’s current and anticipated future operating results to publicly available financial and other information for other similarly-sized banking institutions. The board also considered the ability of Capital Pacific to grow as an independent institution, the prospects of Capital Pacific to make potential acquisitions, and its ability to further enhance shareholder value without engaging in a strategic transaction. In this regard, Capital Pacific’s board of directors considered the long-term as well as the short-term interests of Capital Pacific and its shareholders, including whether those interests might best be served by continued independence.

In reaching its decision to approve the merger agreement and the merger, the Capital Pacific board of directors also considered a number of factors, including the following:

•	its knowledge of Capital Pacific’s business, operations, financial condition, asset quality, earnings and prospects, and of Pacific Continental’s business, operations, management, financial condition, asset quality, financial performance, competitive position, stock performance, and prospects, taking into account the presentations made by Capital Pacific’s financial advisors, the results of Capital Pacific’s due diligence review of Pacific Continental, and information provided by Pacific Continental’s management and financial advisor;

•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions and the interest rate environment, continued consolidation and the competitive effects of consolidation on smaller financial institutions such as Capital Pacific, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide and global competition, the current environment for community banks, particularly in Oregon, Washington and the Pacific Northwest region, and current financial market conditions and the likely effects of these factors on the company’s potential growth, development, productivity and strategic options, and the historical market prices of Capital Pacific and Pacific Continental common stock;

•	the financial terms of the merger, including that, based on the closing price on the Nasdaq Global Select Market of Pacific Continental’s common stock on November 18, 2014 (the last trading day prior to the execution and announcement of the merger agreement), and the right of Capital Pacific shareholders to elect (subject to proration) to receive Pacific Continental common stock or cash or a mix of 60% stock and 40% cash, the per share merger consideration as of that date represented an approximate 66% premium over the closing price of Capital Pacific shares as of that date and a multiple to tangible book value per share of 173.6%;

•	the financial analyses presented by Feldman Financial to the Capital Pacific board of directors with respect to Pacific Continental and the merger and the opinion of Feldman Financial that, as of the date of that opinion and subject to the qualifications and assumptions set forth in the opinion, the merger consideration was fair to the holders of Capital Pacific common stock from a financial point of view (see “– Opinion of Capital Pacific Bancorp’s Financial Advisor” on page 42);

•	the financial and growth prospects for Capital Pacific and its shareholders of a business combination with Pacific Continental as compared to continuing to operate as a stand-alone entity;

•	the greater market capitalization and trading liquidity of Pacific Continental common stock in the event that Capital Pacific shareholders desire to sell the shares of Pacific Continental common stock to be received by them following completion of the merger;

•	the dividend history of Pacific Continental and possible cash dividend amounts following the merger;

•	the potential revenue-enhancing opportunities in connection with the merger and the potential effect on the future financial performance of the combined company;

•	the benefits to Capital Pacific and its customers of operating as part of a larger organization, including higher lending limits, potential enhancements to products and services, and greater financial resources;

•	its belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of Capital Pacific and Pacific Continental possess complementary skills and expertise;

•	the similarity of the two banks’ business models, including that they are both Oregon-based, business-focused banks and have a well-defined niche in nonprofits, and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company following the merger;

•	the similar focus on sustainability at both organizations, including an employee-led green team, and Pacific Continental’s stated desire to enhance their sustainable practices, as well as Pacific Continental’s expression of willingness to investigate the possibility of pursuing B corporation status for Pacific Continental Bank following the merger;

•	Pacific Continental’s record and commitment with respect to its employees and the communities it serves, including that it has been named as a Top 100 company to work for in Oregon for 15 consecutive years, has been named as one of the Top 10 philanthropic companies for its size by the Portland Business Journal, and recently received an award from the American Bankers Association for community involvement;

•	the career opportunities afforded by a larger organization and Pacific Continental’s stated plans to retain a majority of Capital Pacific’s employees, as well as the level of severance benefits to be provided to Capital Pacific employees who will not be continuing with Pacific Continental or are terminated within twelve months following the merger other than for cause;

•	the structure of the merger and the terms of the merger agreement, including the requirement that holders of a majority of the outstanding shares of Capital Pacific common stock vote to approve the merger as a condition to closing, the termination fee provisions, and the ability of the Capital Pacific board of directors, under certain circumstances, to withdraw or materially and adversely modify its recommendation to Capital Pacific’s shareholders, as well as its ability to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal (if one were to be received), subject to payment of a $2.5 million termination fee;

•	its assessment of the likelihood that the merger will be completed in a timely manner, including the fact that Pacific Continental has existing resources to fund the cash portion of the merger consideration;

•	the expectation that the merger will qualify as a “reorganization” for United States federal income tax purposes; and

•	the regulatory and other approvals required in connection with the merger and the likelihood that such approvals will be received in a timely manner.

In the course of its deliberations regarding the merger, the Capital Pacific board of directors also considered potential risks and potentially negative factors associated with the merger, including the following material factors:

•	the fact that the value of the aggregate and per share merger consideration will fluctuate with the market price of Pacific Continental’s common stock within a range of $12.01 per share to and including $16.25 per share, and that the per share stock consideration will be adjusted if the PCC average share price is less than $12.01;

•	the potential risk of diverting management attention and resources from the operation of Capital Pacific’s business while working to complete the merger;

•	the restrictions (subject to certain exceptions) on the conduct of Capital Pacific’s business prior to the completion of the merger which, although customary for public company merger agreements involving financial institutions, could delay or prevent Capital Pacific from undertaking business opportunities that may arise or other actions it would otherwise take with respect to its operations absent the pending merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Capital Pacific’s business, operations and workforce with those of Pacific Continental;

•	the risk of potential employee attrition or negative effects on Capital Pacific’s business and customer relationships as a result of the pending merger;

•	the merger-related costs and the risk that the merger consideration will be adjusted if Capital Pacific’s transaction expenses (with certain exclusions) exceed $750,000 on an after-tax basis;

•	the fact that the interests of certain of Capital Pacific’s directors and executive officers may be different from, or in addition to, the interests of Capital Pacific’s other shareholders as described under the heading “– Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger” on page 52;

•	the fact that, while Capital Pacific expects that the merger will be completed, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied such that the merger may not be consummated, including the conditions to Pacific Continental’s obligations to close that Capital Pacific’s total shareholders’ equity be at least $23,275,000 as of the last day of the month preceding the closing date, and the average daily balance of its total non-maturity deposits (as defined in the merger agreement) for the period beginning November 19, 2014 and ending on the 10th day preceding the closing date, be at least $155,000,000, as well as that required regulatory and shareholder approvals be obtained; and

•	the fact that Capital Pacific would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement and will be obligated to pay a termination fee of $2.5 million to Pacific Continental if the merger agreement is terminated under certain circumstances, all of which may discourage other parties potentially interested in a strategic transaction with Capital Pacific from pursuing such a transaction.

This description of the information and factors considered by Capital Pacific’s board of directors is not intended to be exhaustive, but is believed to include all material factors the board considered. In determining whether to approve and recommend the merger agreement, Capital Pacific’s board of directors did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above, Capital Pacific’s board of directors approved the merger agreement and the merger as being in the best interests of Capital Pacific and its shareholders, based on the total mix of information available to the board.

Pacific Continental Corporation’s Reasons for the Merger

After careful consideration, at a meeting held on November 18, 2014, Pacific Continental Corporation’s board of directors determined that the merger is in the best interests of Pacific Continental Corporation and its shareholders and unanimously approved the merger agreement.

In reaching its decision to approve the merger agreement, the Pacific Continental Corporation board of directors consulted with the company’s management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	its knowledge of Capital Pacific’s business, operations, financial condition, earnings and prospects, taking into account the results of Pacific Continental Corporation’s due diligence review of Capital Pacific, including Pacific Continental Corporation’s assessments of Capital Pacific’s credit policies, asset quality, adequacy of loan loss reserves, interest rate risk and litigation. In reviewing these factors, the Pacific Continental Corporation board of directors considered its view that Capital Pacific’s business and operations complement those of Pacific Continental Corporation, and the two companies share a common business model, with similar expertise in community-based business, non-profits and professional services that could be scaled in a larger combined organization;

•	the fact that Capital Pacific would enable Pacific Continental Corporation to expand its strategic presence in Portland, Oregon;

•	its understanding of the current and prospective environment in which Pacific Continental Corporation and Capital Pacific operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Pacific Continental Corporation, both with and without the proposed transaction;

•	the fact that Capital Pacific’s shareholders would own approximately 9.0% of the outstanding shares of Pacific Continental Corporation immediately following the merger;

•	the similarity in Capital Pacific’s and Pacific Continental Corporation’s business vision and commitment to their respective customers, shareholders, employees and other constituencies, and the two companies’ complementary cultures, which Pacific Continental’s management believes should facilitate integration and implementation of the transaction;

•	the belief of Pacific Continental Corporation’s management that the merger will be accretive to Pacific Continental Corporation’s earnings under generally accepted accounting principles (referred to as “GAAP”) in periods subsequent to incurring certain non-recurring acquisition, conversion and integration costs;

•	the anticipated pro forma impact of the merger on the combined company, including potential synergies, and the expected impact on financial metrics such as earnings and tangible equity per share, as well as on regulatory capital levels, and management’s expectation that Pacific Continental Corporation will retain its strong capital position upon completion of the transaction;

•	the likelihood of a successful integration of Capital Pacific’s business, operations and workforce with those of Pacific Continental Corporation;

•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals would be received in a timely manner and without unacceptable conditions; and

•	the financial and other terms of the merger agreement, including the fixed exchange ratio for the stock portion of the merger consideration (within a collar of Pacific Continental Corporation’s stock price) and the fixed amount of the cash portion of the merger consideration, tax treatment and deal protection and termination fee provisions, which the Pacific Continental Corporation board of directors reviewed with its outside financial and legal advisors.

The Pacific Continental Corporation board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberations regarding the proposed transaction, including the following:

•	the potential risk of diverting management attention and resources from the operation of Pacific Continental Corporation’s business towards the completion of the merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Capital Pacific’s business, operations and workforce with those of Pacific Continental Corporation;

•	the merger-related costs;

•	the potential risk of losing other possible acquisition opportunities while Pacific Continental Corporation remains focused on completing the merger; and

•	the other risks described under the heading “Risk Factors” on page 17 of this proxy statement/prospectus.

The foregoing discussion of the factors considered by the Pacific Continental Corporation board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Pacific Continental Corporation board of directors. In reaching its decision to approve the merger agreement, the Pacific Continental Corporation board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Pacific Continental Corporation board of directors considered all these factors as a whole, including discussions with, and questioning of, Pacific Continental Corporation management and Pacific Continental Corporation’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Pacific Continental Corporation board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Pacific Continental Corporation common stock in connection with the merger, are advisable and in the best interests of Pacific Continental Corporation and its shareholders.

Opinion of Capital Pacific Bancorp’s Financial Advisor

The board of directors of Capital Pacific retained Feldman Financial on July 31, 2014, as an independent financial advisor in connection with the board’s review of potential strategic alternatives, including a possible business combination with Pacific Continental Corporation or another financial institution. Feldman Financial is a nationally recognized financial consulting and valuation firm that is regularly engaged in the valuation of financial institutions and their securities for mergers and acquisitions, corporate reorganizations, initial public offerings, and other corporate transactions. Capital Pacific had previously engaged Feldman Financial to provide financial advice to the Board in 2010 and 2012.

At the November 18, 2014, meeting at which the board considered and approved the merger agreement, Feldman Financial delivered its oral opinion to the Capital Pacific board, which opinion was subsequently confirmed in writing, that as of such date and subject to certain considerations, assumptions and qualifications as set forth in such opinion, the merger consideration, as set forth in the merger agreement, was fair from a financial point of view to the shareholders of Capital Pacific Bancorp.

The full text of Feldman Financial’s written opinion dated as of November 19, 2014, which sets forth a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus. You should read the opinion carefully and in its entirety. Feldman Financial’s opinion is directed to the board of directors of Capital Pacific Bancorp and addresses only the fairness of the merger consideration to Capital Pacific’s shareholders from a financial point of view. The opinion does not address the underlying business decision of Capital Pacific to engage in the merger and does not constitute a recommendation to any Capital Pacific shareholder as to how to vote at the special meeting with respect to the merger or any other matter. The summary of Feldman Financial’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, Feldman Financial reviewed the merger agreement as well as certain publicly available business and financial information relating to Capital Pacific and Pacific Continental Corporation. Feldman Financial also reviewed certain other information related to Capital Pacific, and met with the senior management of Capital Pacific to discuss the future prospects of Capital Pacific. Feldman Financial also considered certain financial and stock data of Capital Pacific and Pacific Continental Corporation and compared that data with similar data for other publicly held companies in businesses similar to those of Capital Pacific and Pacific Continental Corporation and considered the financial terms of other recent merger and acquisition transactions. Feldman Financial also considered such other information, studies, analyses and examinations, and general financial, economic and market criteria that it deemed relevant. Feldman Financial was not asked to and did not contact any additional potential business combination partners related to this transaction.

With respect to certain financial forecasts of Capital Pacific and Pacific Continental Corporation, Feldman Financial discussed financial projections with the senior management of Capital Pacific and Pacific Continental Corporation for the purpose of reviewing the future prospects of Capital Pacific and Pacific Continental Corporation. Feldman Financial assumed that, as of the date such projections were prepared, they were reasonably prepared reflecting the best estimates and judgments of the management of Capital Pacific and Pacific Continental Corporation as to the future operating and financial performance of Capital Pacific and Pacific Continental Corporation. There will, however, usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. Feldman Financial also reviewed analyst reports provided by Pacific Continental Corporation and discussed such performance estimates with the senior management of Pacific Continental Corporation. The projections reviewed were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and, accordingly, actual results could vary significantly from those set forth in such projections.

In preparing its opinion, Feldman Financial assumed and relied upon the accuracy and completeness of all financial and other information that it received, reviewed or discussed. Feldman Financial did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of the assets or liabilities of Capital Pacific or Pacific Continental Corporation, and was not furnished with any such appraisal or evaluation. Feldman Financial was not retained to and did not review any individual loan credit files. Feldman Financial is not an expert in the evaluation of allowances for loan losses, and it has not made an independent evaluation of the adequacy of the allowance for loan losses of Capital Pacific or Pacific Continental Corporation. Feldman Financial has assumed that the respective allowances for loan losses of both Capital Pacific and Pacific Continental Corporation are adequate to cover losses both independently and on a combined basis. Feldman Financial’s opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Feldman Financial did not express any opinion as to the value of the Capital Pacific or Pacific Continental Corporation common stock or the prices at which the Capital Pacific or Pacific Continental Corporation common stock may be sold at any time.

In formulating its opinion to the Capital Pacific board, Feldman Financial prepared a variety of financial and comparative analyses, including those described below. The following is a summary of the material financial analyses performed by Feldman Financial but is not a comprehensive description of the analyses underlying Feldman Financial’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most relevant and appropriate methods of financial analyses and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Feldman Financial believes that its analyses must be considered as a whole and selecting portions of the analyses and factors, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. Feldman Financial reached its determination as to the fairness of the merger consideration to Capital Pacific’s shareholders from a financial point of view on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Transaction Summary. Feldman Financial reviewed the financial terms of the proposed business combination. Based on an average closing price of $14.13 for Pacific Continental Corporation common stock for the ten days ended November 7, 2014 and the election by Capital Pacific’s shareholders to receive 1.132 shares of Pacific Continental Corporation common stock or $16.00 in cash, subject to aggregate cash consideration of $16,411,994, subject to potential adjustment as provided in the merger agreement, the implied merger consideration amounts to $16.00 per Capital Pacific common share outstanding, or an implied aggregate value of $43.0 million based on outstanding common shares of Capital Pacific totaling 2,564,374, 141,800 outstanding options to purchase common shares of Capital Pacific and 55,081 outstanding restricted stock units (RSUs). Based on this analysis and the September 30, 2014, financial statements for Capital Pacific, the following transaction ratios were calculated by Feldman Financial:

Implied Value Per Share/Last Twelve Months EPS	18.0	x
Implied Aggregate Value/Last Twelve Months Earnings	18.6	x
Implied Value Per Share/Book Value Per Share	176.3%
Implied Value Per Share/Tangible Book Value Per Share	176.3%
Implied Aggregate Value/Total and Tangible Common Equity	184.9%
Implied Aggregate Value/Total Assets	16.8%
Implied Tangible Book Premium/Core Deposits	10.4%

Comparable Company Analysis. Feldman Financial performed comparative analyses involving Capital Pacific, Pacific Continental Corporation, and various public company comparative groups. The following discussion of these comparisons provides only selected financial data and is not meant to be an extensive comparison of Capital Pacific or Pacific Continental Corporation with any group as a whole or any individual company. No company used in the comparable transaction analyses is identical to Capital Pacific, Pacific Continental Corporation or the merger. Accordingly, an analysis of the results involves complex considerations and judgments concerning differences in financial and operating characteristics of the various companies, as well as other factors that may affect trading values or announced merger values of Capital Pacific or the companies comparable to Capital Pacific.

Feldman Financial compared certain financial performance and market valuation data of Capital Pacific with corresponding publicly available information of 30 publicly traded banking institutions based in the Pacific Northwest (Idaho, Oregon or Washington) with asset sizes greater than $100 million and 29 business banks headquartered in Western States.

The following tables present the comparisons of selected financial and market ratios of Capital Pacific and companies comparable with Capital Pacific as of or for the twelve months ended September 30, 2014. Market data was based upon the closing prices as of November 13, 2014, for the comparable companies as was market data for Capital Pacific.

Capital Pacific	Pacific Northwest Bank Group Median	Pacific Northwest Bank Group Average	Pacific Northwest Bank Group Top Quartile	Pacific Northwest Bank Group Low Quartile
Financial Data as of September 30, 2014
Total Assets ($000)	$255,891	$408,184	$2,307,595	$1,446,934	$175,749
Total Equity ($000)	$23,275	$42,345	$318,909	$171,161	$16,111
Tangible Equity/Assets	9.10%	9.79%	9.70%	11.17%	8.63%
Tangible Common Equity/Assets	9.10%	9.35%	9.51%	10.90%	8.63%
Loans/Assets	77.73%	69.49%	68.84%	77.81%	62.44%
Deposits/Assets	88.79%	85.45%	84.56%	87.87%	83.25%
LTM ROAA	0.97%	0.82%	0.84%	1.10%	0.60%
LTM ROAE	10.52%	7.67%	9.28%	11.04%	4.60%
Net Interest Margin	4.05%	4.08%	4.01%	4.33%	3.58%
Efficiency Ratio	62.73%	71.81%	73.35%	66.06%	83.38%
NPAs/Assets	1.32%	1.42%	1.76%	0.92%	2.41%
Reserves/Loans	1.41%	1.52%	1.62%	1.89%	1.38%
Reserves/NPAs	83.86%	84.23%	91.71%	115.03%	59.58%

Pricing Data as of November 13, 2014
Market Value ($Mil.)	$24.4	$39.4	$360.8	$226.8	$14.3
Price/LTM Earnings	10.67	x	14.87	x	15.19	x	16.74	x	10.75	x
Price/Book Value	104.64%	102.67%	108.81%	113.79%	84.43%
Price/Tangible Book	104.64%	105.54%	120.12%	155.13%	84.44%
Tang. Book Premium/Deposits	0.48%	0.46%	1.26%	2.86%	(1.84)%
Price/Assets	9.52%	9.96%	11.18%	14.95%	8.09%

Source: SNL Financial; Capital Pacific Bancorp; Feldman Financial.

Capital Pacific	Business Bank Group Median	Business Bank Group Average	Business Bank Group Top Quartile	Business Bank Group Low Quartile
Financial Data as of September 30, 2014
Total Assets ($000)	$255,891	$428,633	$1,514,929	$1,451,357	$343,634
Total Equity ($000)	$23,275	$47,523	$176,597	$123,575	$29,709
Tangible Equity/Assets	9.10%	10.75%	11.24%	12.73%	9.26%
Tangible Common Equity/Assets	9.10%	10.34%	10.47%	11.00%	8.54%
Loans/Assets	77.73%	70.68%	67.93%	75.84%	62.00%
Deposits/Assets	88.79%	85.30%	83.28%	87.11%	79.31%
LTM ROAA	0.97%	0.95%	0.97%	1.14%	0.71%
LTM ROAE	10.52%	7.75%	8.28%	9.76%	6.10%
Net Interest Margin	4.05%	4.01%	3.89%	4.27%	3.58%
Efficiency Ratio	62.73%	68.64%	69.00%	60.93%	79.48%
NPAs/Assets	1.32%	1.30%	1.27%	0.41%	1.99%
Reserves/Loans	1.41%	1.53%	1.53%	1.72%	1.27%
Reserves/NPAs	83.86%	60.26%	112.97%	90.02%	50.26%

Pricing Data as of November 13, 2014
Market Value ($Mil.)	$24.4	$50.7	$191.9	$108.3	$27.7
Price/LTM Earnings	10.67	x	14.96	x	16.21	x	19.19	x	11.83	x
Price/Book Value	104.64%	112.82%	122.12%	135.99%	101.17%
Price/Tangible Book	104.64%	116.04%	127.09%	147.95%	101.12%
Tang. Book Premium/Deposits	0.48%	1.43%	2.39%	4.45%	0.13%
Price/Assets	9.52%	12.16%	13.17%	15.22%	10.36%

Source: SNL Financial; Capital Pacific Bancorp; Feldman Financial.

Feldman Financial also compared certain financial performance and market valuation data of Pacific Continental Corporation with corresponding publicly available information of 19 publicly traded banking institutions headquartered in Western States with market capitalization sizes between $150 million and $500 million.

The table below presents the comparisons of selected financial and market ratios of Pacific Continental Corporation and companies comparable with Pacific Continental Corporation as of or for the twelve months ended September 30, 2014. Market data was based upon the closing prices as of November 13, 2014.

Pacific Continental	Western Bank Group Median	Western Bank Group Average	Western Bank Group Top Quartile	Western Bank Group Low Quartile
Financial Data as of September 30, 2014
Total Assets ($000)	$1,489,719	$1,996,150	$2,271,643	$2,565,922	$1,523,669
Total Equity ($000)	$182,538	$197,857	$251,154	$296,183	$184,489
Tangible Equity/Assets	10.85%	9.94%	11.13%	11.07%	9.19%
Tangible Common Equity/Assets	10.85%	9.94%	10.91%	10.55%	9.00%
Loans/Assets	68.74%	66.71%	66.36%	72.39%	62.43%
Deposits/Assets	76.88%	85.17%	83.69%	86.24%	82.33%
LTM ROAA	1.09%	0.94%	0.88%	1.07%	0.73%
LTM ROAE	8.88%	8.64%	7.76%	9.71%	6.50%
Net Interest Margin	4.28%	4.01%	3.98%	4.22%	3.80%
Efficiency Ratio	57.80%	65.37%	64.18%	61.06%	67.32%
NPAs/Assets	1.44%	0.91%	1.00%	0.48%	1.08%
Reserves/Loans	1.52%	1.49%	1.62%	1.96%	1.24%
Reserves/NPAs	74.23%	150.69%	185.88%	249.54%	102.24%

Pricing Data as of November 13, 2014
Market Value ($Mil.)	$255.1	$272.8	$310.8	$357.4	$237.5
Price/LTM Earnings	16.18	x	16.52	x	18.33	x	19.92	x	14.56	x
Price/Book Value	139.76%	131.97%	129.90%	150.15%	109.88%
Price/Tangible Book	160.44%	155.58%	140.88%	162.24%	118.26%
Tang. Book Premium/Deposits	6.34%	4.31%	4.32%	6.34%	2.40%
Price/Assets	17.13%	15.03%	14.06%	16.02%	11.94%

Source: SNL Financial; Feldman Financial.

Stock Trading History. Feldman Financial reviewed the stock trading history of Capital Pacific and Pacific Continental Corporation. Feldman Financial compared the market performance of the common stock of Capital Pacific and Pacific Continental Corporation with the movement of certain stock indices, including the Standard & Poor’s 500 index, the SNL Bank Stock Index, and the NASDAQ Bank Index, for the three-year period ended November 13, 2014.

Three Year Change
Capital Pacific	153.3%
Pacific Continental	55.2%
S&P 500	51.4%
SNL Bank Index	90.9%
NASDAQ Bank Index	67.7%

Control Premium Analysis. Feldman Financial performed a control premium analysis and reviewed the acquisitions of publicly traded banks over a time horizon from January 1, 2000 to November 13, 2014 and from January 1, 2010 to November 13, 2014. Acquisition premiums in excess of the prior day stock price of the acquired company ranged from a median of 28.7% to 44.3%. The table below illustrates the implied acquisition values for Capital Pacific based upon a range of trading prices and control premiums.

	Assumed Trading Valuation % of Book
Control	93.6%	99.1%	104.6%	110.1%	115.7%
Premium	$8.50	$9.00	$9.50	$10.00	$10.50
20.0%	$10.20	$10.80	$11.40	$12.00	$12.60
30.0%	$11.05	$11.70	$12.35	$13.00	$13.65
40.0%	$11.90	$12.60	$13.30	$14.00	$14.70
50.0%	$12.75	$13.50	$14.25	$15.00	$15.75
60.0%	$13.60	$14.40	$15.20	$16.00	$16.80
70.0%	$14.45	$15.30	$16.15	$17.00	$17.85

Comparable Transaction Analysis. Feldman Financial reviewed publicly available information for acquisition transactions that were announced after January 1, 2012, that involved banks headquartered in the Pacific Northwest (22 transactions) and acquisitions of Western banks with total assets less than $500 million announced after January 1, 2013 (36 transactions). In addition, Feldman Financial reviewed acquisitions of banks nationally since January 1, 2013, that had total assets between $200 and $500 million, last twelve month returns on average assets in excess of 0.75% and equity capital as a percent of total assets between 9.0% and 11.5% (25 transactions). The discussion of these comparisons below provides only selected data and is not meant to be an extensive comparison of the merger with any group of transactions as a whole or any individual transaction. No transaction used in the comparable transaction analyses is identical to Capital Pacific or the merger. Accordingly, an analysis of the results involves complex considerations and judgments concerning differences in financial and operating characteristics of the various companies as well as other factors that may affect trading values or announced merger values of Capital Pacific or the comparable transactions reviewed.

The various offer price ratios analyzed were based upon information available at the time of announcement. Feldman Financial compared the ratios of price to book value, price to tangible book value, price to last twelve months earnings, tangible book premium to core deposits, and price/assets as offered in the comparable transactions to the corresponding ratios offered in the merger to Capital Pacific.

Capital Pacific	Pacific Northwest Transactions Median	Pacific Northwest Transactions Average	Pacific Northwest Transactions Top Quartile	Pacific Northwest Transactions Low Quartile
Total Assets ($000)	$255,891	$225,428	$1,097,218	$985,852	$102,663
Tangible Equity/Assets	9.10%	10.69%	10.17%	11.70%	8.27%
NPAs/Assets	1.32%	2.72%	4.22%	1.62%	5.36%
ROAA	0.97%	0.56%	0.23%	1.00%	-0.49%
ROAE	10.52%	5.97%	1.27%	9.15%	-4.34%

Price Per Share	$16.00	—	—	—	—
Deal Value ($Mil.)	$43.1	$36.6	$231.6	$230.3	$11.1
Premium/Market Price	68.42%	14.47%	27.22%	39.62%	13.87%
Price/Book Value	185.00%	134.72%	131.33%	145.87%	106.90%
Price/Tangible Book	185.00%	140.80%	135.21%	148.46%	113.88%
Price/LTM Earnings	17.98	x	17.31	x	20.60	x	22.35	x	14.05	x
Price/Assets	16.83%	15.51%	15.77%	18.32%	10.03%
Tang. Book Premium/Core Deposits	10.41%	5.57%	4.54%	7.69%	1.94%

Source: SNL Financial

Capital Pacific	Western Transactions Median	Western Transactions Average	Western Transactions Top Quartile	Western Transactions Low Quartile
Total Assets ($000)	$255,891	$146,291	$191,759	$248,234	$114,382
Tangible Equity/Assets	9.10%	10.45%	9.40%	11.63%	8.18%
NPAs/Assets	1.32%	2.06%	3.52%	0.71%	5.25%
ROAA	0.97%	0.56%	0.23%	0.74%	0.05%
ROAE	10.52%	5.21%	0.53%	7.34%	1.02%

Price Per Share	$16.00	—	—	—	—
Deal Value ($Mil.)	$43.1	$26.0	$28.2	$43.2	$9.7
Premium/Market Price	68.42%	22.29%	19.60%	30.69%	9.56%
Price/Book Value	185.00%	131.66%	130.09%	145.87%	106.42%
Price/Tangible Book	185.00%	133.26%	133.21%	145.64%	116.70%
Price/LTM Earnings	17.98	x	20.88	x	22.65	x	24.06	x	12.57	x
Price/Assets	16.83%	13.41%	12.86%	14.40%	10.12%
Tang. Book Premium/Core Deposits	10.41%	4.50%	4.38%	7.50%	2.13%

Source: SNL Financial

Capital Pacific	Nationwide Transactions Median	Nationwide Transactions Average	Nationwide Transactions Top Quartile	Nationwide Transactions Low Quartile
Total Assets ($000)	$255,891	$264,691	$292,488	$343,229	$235,268
Tangible Equity/Assets	9.10%	10.08%	10.01%	10.63%	9.41%
NPAs/Assets	1.32%	1.45%	1.74%	0.74%	2.33%
ROAA	0.97%	0.96%	1.13%	1.39%	0.83%
ROAE	10.52%	9.16%	11.71%	13.36%	7.62%

Price Per Share	$16.00	—	—	—	—
Deal Value ($Mil.)	$43.1	$38.8	$42.3	$51.8	$30.7
Premium/Market Price	68.42%	28.60%	24.54%	29.65%	10.87%
Price/Book Value	185.00%	140.54%	134.63%	151.58%	115.16%
Price/Tangible Book	185.00%	141.97%	137.07%	154.16%	117.32%
Price/LTM Earnings	17.98	x	15.59	x	14.77	x	18.68	x	11.07	x
Price/Assets	16.83%	13.77%	13.87%	15.50%	12.03%
Tang. Book Premium/Core Deposits	10.41%	5.89%	5.66%	8.39%	2.58%

Source: SNL Financial

Discounted Dividend Stream and Terminal Value Analysis. Feldman Financial performed a discounted cash flow analysis to determine a range of present values per share of Capital Pacific common stock, assuming Capital Pacific continued to operate as an independent company and sold at the end of the fifth projection year under various scenarios. This range was determined by adding (i) the present value of the estimated future dividend stream that Capital Pacific could generate over the five-year period from 2015 through 2019, and (ii) the present value of the terminal value of common stock at the end of year 2019. The earnings projections that formed the basis for the assets, earnings, dividends and equity were based on Capital Pacific estimates provided in its strategic plan. To approximate the terminal value of Capital Pacific common stock at the end of the projection period, Feldman Financial applied a range of market valuation ratios representing price to earnings multiples from 10.0 to 20.0 times and price to book ratios from 100% to 200%. The dividend stream and terminal values were then discounted to present values using discount rates from 10% to 16%, which was chosen to reflect different assumptions regarding rates of return that may be required by investors holding Capital Pacific common stock. Based on the above assumptions, this present value analysis yielded a range of implied values for Capital

Pacific common stock of between $7.57 per share (assuming a 16% discount rate and 1.0x terminal book value multiple) and $19.07 per share (assuming a 10% discount rate and 2.0x terminal book value multiple) utilizing the book based terminal value approach and $7.80 per share (assuming a 16% discount rate and 10.0x earnings multiple) to $19.68 per share (assuming a 10% discount rate and 20.0x earnings multiple) utilizing the earnings based terminal value approach.

This analysis is dependent upon certain assumptions such as growth rates of assets and earnings, future composition of assets, net interest spreads, non-interest income and expenses, required rates of return, dividend payout ratios, the ability and prices to sell Capital Pacific common stock at a future date and others. As such, the results may not be an accurate indicator of actual values and future results.

Pro Forma Merger Analysis. Feldman Financial performed a pro forma merger analysis, combining Capital Pacific’s and Pacific Continental Corporation’s balance sheet and projected earnings based upon certain assumptions provided by the management of Capital Pacific and Pacific Continental Corporation and publicly available analyst data. The analysis was based upon the assumed exchange of 1.132 shares of Pacific Continental Corporation common stock or $16.00 in cash for each outstanding share of Capital Pacific, subject to the assumption that 40% of the outstanding shares receive cash consideration. This analysis indicated that the merger would be accretive to Pacific Continental Corporation’s estimated earnings per share for 2015 and 2016 and dilutive to tangible book value per share on a pro forma basis as of September 30, 2014. The analysis included estimates of expected cost savings resulting from the merger. The actual results achieved by Pacific Continental Corporation may vary from the estimated results and the variations may be material.

Contribution Analysis. Feldman Financial analyzed the respective contributions of Capital Pacific and Pacific Continental Corporation of various balance sheet and income statement components and pro forma ownership of the combined entity. Such analysis did not incorporate any purchase accounting adjustments and examined the merger assuming the 60% stock election provided for in the merger and also 100% stock consideration for illustrative purposes. The results are illustrated in the following table:

	Pacific Continental ($000)	Capital Pacific ($000)		Combined(1) ($000)	Pacific Continental Percent Contributed	Capital Pacific Percent Contributed
Balance Sheet Data
Total assets	1,489,719	255,891		1,745,610	85.34%	14.66%
Net loans	1,019,127	198,266		1,217,393	83.71%	16.29%
Deposits	1,145,235	227,203		1,372,438	83.45%	16.55%
Common equity	182,538	23,275		205,813	88.69%	11.31%

Income Statement Data (9 mo. Annualized)
Net interest income (FTE)	58,488	9,519		68,007	86.00%	14.00%
Noninterest income	4,947	897		5,844	84.65%	15.35%
Noninterest expense	37,240	6,669		43,909	84.81%	15.19%
Net income	16,548	2,284		18,832	87.87%	12.13%
Shares outstanding	17,116,776	3,044,077	(2)	20,160,853	84.90%	15.10%
Pro forma ownership	17,716,776	1,742,250	(3)	19,459,026	91.05%	8.95%

(1)	Excludes impact of acquisition accounting adjustments
(2)	Assumes 100% stock transaction (implies cash issued in transaction converted to stock)
(3)	Based on exchange ratio and stock/cash mix

In performing its analyses, Feldman Financial made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Capital Pacific or Pacific Continental Corporation. The analyses performed by Feldman Financial are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Feldman Financial’s evaluation of the fairness from a financial point of view of the merger consideration to the Capital Pacific shareholders and were conducted in connection with the rendering of Feldman Financial’s opinion. As described above, Feldman Financial’s opinion and the information provided by Feldman Financial to the Capital Pacific board were among various factors taken into consideration by the Capital Pacific board in making its determination to approve the merger agreement. The merger consideration was determined through arm’s-length negotiations between Capital Pacific and Pacific Continental Corporation.

Feldman Financial assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct in all material respects and that each party will perform all of the covenants required to be performed by it under these agreements and that conditions precedent in the merger agreement are not waived. Feldman Financial also assumed that there were no material changes in Capital Pacific’s or Pacific Continental Corporation’s assets, liabilities, operating results, business or prospects since the date of the last publicly available financial statements or internal financial statements made available to Feldman Financial.

The Capital Pacific board of directors retained Feldman Financial to act as financial advisor and render the financial fairness opinion to Capital Pacific in connection with the merger based upon Feldman Financial’s experience and expertise and its familiarity with Capital Pacific and transactions similar to the merger. Pursuant to a letter agreement dated July 31, 2014, between Capital Pacific and Feldman Financial, Capital Pacific has paid Feldman Financial a retainer fee of $20,000, together with a professional fee of $55,000 upon the signing of the merger agreement and issuance of Feldman Financial’s fairness opinion. The letter agreement with Feldman Financial also provides that Capital Pacific will pay Feldman Financial $10,000 upon the closing of the merger, as well as reimbursing Feldman Financial for its reasonable out-of-pocket expenses incurred in connection with its engagement and indemnifying Feldman Financial and any related parties against certain expenses and liabilities, which may include certain liabilities under securities laws. In June and August 2012, Feldman Financial was paid an aggregate of $10,000 in professional fees by Capital Pacific for consulting services.

Board of Directors and Management of Pacific Continental Corporation After the Merger

At the effective time of the merger, the board of directors of the combined company will consist of the current directors of Pacific Continental Corporation, except that Pacific Continental Corporation will take all necessary actions to appoint Ms. Whitman, Chairwoman of the Capital Pacific board of directors, as of the effective time of the merger, to the boards of directors of each of Pacific Continental Corporation and Pacific Continental Bank. The chairperson of the board of directors of the combined company will be the existing chairperson of the board of directors of Pacific Continental Corporation.

Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger

Capital Pacific Bancorp shareholders should be aware that some of Capital Pacific Bancorp’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Capital Pacific Bancorp shareholders generally. Capital Pacific Bancorp’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that Capital Pacific Bancorp shareholders vote in favor of approving the merger agreement.

Equity Interests of Directors and Executive Officers

Stock Options. Prior to closing of the merger, any holder of an outstanding and unexercised option to purchase Capital Pacific common stock under a Capital Pacific stock plan may exercise his or her option to purchase shares of Capital Pacific common stock subject to the terms of the applicable stock plan. Any shares of Capital Pacific common stock resulting from the exercise of a Capital Pacific stock option will be subject to the election and proration procedures described in this proxy statement/prospectus and, subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. Upon closing of the merger, all unexercised Capital Pacific stock options will be canceled, and each holder thereof will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to such stock option immediately prior to the effective time of the merger, multiplied by (ii) the positive difference, if any, of the per share cash consideration minus the exercise price per share of the stock option.

Restricted Stock Units. At the closing of the merger and pursuant to the terms of a cancellation agreement, each holder of a restricted stock unit (or RSU) awarded by Capital Pacific and then outstanding and unexercised, whether vested or unvested, will be canceled and, in lieu thereof, each holder of a Capital Pacific RSU will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to the RSU immediately prior to the effective time of the merger, multiplied by (ii) the per share cash consideration. This amount shall be payable, without interest, as soon as reasonably practicable following the effective date of the merger and in no event later than five business days after the effective time of the merger.

The following table sets forth the number of Capital Pacific Bancorp stock options and RSUs held by each director and executive officer of Capital Pacific Bancorp as of November 30, 2014, and, to the extent these stock options remain unexercised (other than options that will expire on February 9, 2015) and RSUs remain unvested at the effective time of the merger, the amount of cash for which they would be exchanged in the merger (assuming cash merger consideration of $16.00 per share). The following table assumes that Capital Pacific Bancorp’s directors and executive officers will not sell or acquire any shares of Capital Pacific Bancorp common stock (other than pursuant to the exercise of options expiring on February 9, 2015) or equity awards following the date of this proxy statement/prospectus.

	Stock Option			Restricted Stock Units
	Vested	Unvested	Cash Consideration	Number	Cash Consideration
Mark Stevenson	20,000	—	$84,250	14,649	$234,384
Felice Belfiore	11,671	1,336	103,494	7,668	122,688
Harlan Barcus	12,352	1,336	104,148	8,297	132,752
Tyson Smith	11,352	1,336	102,537	7,019	112,304
Ron May	1,332	668	24,480	—	—
Werner G. Nistler, Jr.	5,830	1,670	68,700	—	—
Ronald A. Shellan	10,330	1,670	85,575	—	—
Thomas Tomjack	10,330	1,670	85,575	—	—
Grant Watkinson	—	667	8,164	—	—
Karen Whitman	12,230	1,670	91,275	—	—
Scott Andrews	—	—	—	—	—
Michael Blanchard	—	—	—	—	—
Josiah C. Hornblower	—	—	—	—	—
All directors and officers as a group (13 persons)	95,427	12,023	$758,198	37,663	$602,128

Change in Control Payments

After the effective time of the merger, Pacific Continental Corporation will make the change in control payments provided for in the written agreements entered into between Capital Pacific and certain executive officers of Capital Pacific prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental Corporation. Capital Pacific Bank entered into employment agreements with each of its executive officers on August 27, 2013. The agreements have a current expiration date of December 31, 2015, and would automatically renew for successive one year periods unless Capital Pacific Bank notifies the executive of its intent not to renew no later than 90 days prior to the expiration of the agreement. The agreements include provisions for fixed amounts of cash severance compensation under various circumstances, including termination by Capital Pacific Bank without cause or by the executive for good reason, with an enhanced benefit following a change in control of the bank. An executive is required to sign a release of all claims against Capital Pacific Bank as a condition to receiving severance benefits. The consummation of the mergers will constitute a change in control under the agreements.

Upon termination of employment following a change in control of Capital Pacific Bank (other than by reason of death or disability or for cause), each executive is entitled to receive severance in an amount equal to twice the sum of the executive’s annual base salary (exclusive of benefits) in effect as of the date of termination plus an amount equal to the average bonus paid to the executive for services during the two calendar years preceding the change in control. The severance, at the election of the officer, may be paid in a lump-sum or in equal installments over a 24-month period. In order to comply with Section 409A of the Code, if applicable, the agreements provide that the total payment for any executive officer will not exceed twice the lesser of (i) the executive officer’s annualized compensation based on annual salary in the year preceding the effective date of the merger (adjusted for any increase during the year) and (ii) the applicable dollar limit under Section 401(a) of the Code for the year in which the merger occurs.

Pacific Continental Corporation has agreed to make the change in control payments provided for in the employment agreements following the effective time of the merger, whether or not the respective executive officer will be employed by Pacific Continental following the merger. If the effective date of the merger had occurred on January 1, 2015, the severance payable to the executive officers would have been as follows: Mark Stevenson, $554,353; Harlan Barcus, $383,503; Felice Belfiore, $355,095; and Tyson Smith, $325,884.

Board Representation

At the effective time of the merger, the board of directors of the combined company will consist of the current directors of Pacific Continental Corporation, except that Pacific Continental Corporation will take all necessary actions to appoint Ms. Whitman, Chairwoman of the Capital Pacific board of directors, as of the effective time of the merger, to the boards of directors of each of Pacific Continental Corporation and Pacific Continental Bank. The chairperson of the board of directors of the combined company will be the existing chairperson of the board of directors of Pacific Continental Corporation. See “– Board of Directors and Management of Pacific Continental Corporation After the Merger”.

Protection of Directors and Officers Against Claims

Pacific Continental has agreed to indemnify and hold harmless each of Capital Pacific’s directors and officers from costs and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under applicable law and the articles of incorporation and bylaws of Capital Pacific. Pacific Continental has also agreed that it will maintain Capital Pacific’s existing directors’ and officers’ liability insurance policy, or provide a policy providing coverage at least as favorable to the indemnified parties as Capital Pacific’s existing policies, for the benefit of Capital Pacific’s directors and officers who are currently covered by such insurance, for a period of six years from the effective time of the merger, with respect to acts or omissions occurring prior to the effective time of the merger, subject to a limit on the cost to maintain such coverage.

Continuing Employment of Certain Capital Pacific Executive Officers

As of the date of this proxy statement/prospectus, certain of the executive officers of Capital Pacific have accepted offers of employment with Pacific Continental. Following the merger, Mark Stevenson, Chief Executive Officer of Capital Pacific, will be employed by Pacific Continental Bank as an executive vice president coordinating non-profit and sustainability initiatives for the combined company, Harlan Barcus, Executive Vice President and Chief Credit Officer of Capital Pacific Bank, will be employed by Pacific Continental Bank in an executive credit position, and Tyson Smith, Chief Information Officer of Capital Pacific, will be employed by Pacific Continental Bank as a senior vice president, manager of strategy and product development.

The terms of employment provide for base salary, and additional amounts that may be awarded for bonus potential and equity compensation potential, as follows: Mr. Stevenson, $210,000 base salary, 15% bonus potential and 15% equity compensation potential; Mr. Barcus, $150,255 base salary, 15% bonus potential and 15% equity compensation potential; and Mr. Smith, $127,926 base salary, 20% bonus potential and 10% equity compensation potential.

Public Trading Markets

Pacific Continental Corporation common stock is listed for trading on the Nasdaq Global Select Market under the symbol “PCBK,” and Capital Pacific Bancorp common stock is traded over the counter under the OTCQB symbol “CPBO”. Upon completion of the merger, Capital Pacific Bancorp common stock will no longer be traded.

Under the merger agreement, Pacific Continental Corporation will cause the shares of Pacific Continental Corporation common stock to be issued in the merger to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, and the merger agreement provides that neither Pacific Continental Corporation nor Capital Pacific Bancorp will be required to complete the merger if such shares are not authorized for listing on the Nasdaq Global Select Market, subject to notice of issuance.

Pacific Continental Corporation’s Dividend Policy

Pacific Continental Corporation has regularly paid cash dividends on a quarterly basis, typically in February, May, August and November of each year. The Pacific Continental board of directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations including a review of recent operating performance, capital levels, and concentrations of loans as a percentage of capital, and growth projections. The Pacific Continental board of directors also considers dividend payout ratios, dividend yield, and other financial metrics in setting the quarterly dividend. No assurances can be given that any dividends will be paid by Pacific Continental Corporation or that dividends, if paid, will not be reduced in future periods. Dividends from Pacific Continental Corporation will depend, in large part, upon receipt of dividends from Pacific Continental Bank. Pacific Continental Corporation’s board of directors may change its dividend policy at any time, and the payment of dividends by banks and financial holding companies is generally subject to legal and regulatory limitations. For further information on Pacific Continental Corporation’s dividend history, see “Description of Capital Stock of Pacific Continental Corporation – Common Stock.”

Dissenters’ Rights of Capital Pacific Shareholders

Shareholders who dissent from a proposed merger are entitled to receive the fair value of their shares under Oregon Revised Statutes (“ORS”) 60.551 through 60.594. A copy of these statutes is attached as Annex B.

To perfect dissenters’ rights, a shareholder must send or deliver written notice of dissent to Capital Pacific, prior to the vote on the merger at the special meeting. Additionally, such shareholder may not vote in favor of the merger.

A shareholder may only dissent with respect to all of the shareholder’s shares, except that a shareholder holding shares beneficially owned by another person may assert dissenters’ rights as to fewer than all of the Capital Pacific shares registered in such shareholder’s name only if such shareholder dissents with respect to all shares beneficially owned by any one person and notifies Capital Pacific in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if (i) the beneficial owner submits to Capital Pacific the record holder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, and (ii) the beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial owner or over which such shareholder has the power to direct the vote.

If the merger is approved, Capital Pacific will deliver a written dissenters’ notice to all shareholders who have satisfied the requirements described above. The notice will be sent no later than 10 days after the special meeting and will, among other things, state where the payment demand shall be sent (and where and when stock certificates shall be deposited) and supply a form for demanding payment. The form will include the date of the first announcement of the terms of the merger and will require certification as to whether or not the dissenting shareholder acquired beneficial ownership before that date. The dissenters’ notice will also set a date by which Capital Pacific must receive the payment demand.

A shareholder receiving a dissenters’ notice must demand payment, certify whether or not he or she acquired beneficial ownership of the shares before the date set forth in the notice, and deposit stock certificates or receipts in accordance with the terms of the notice. A shareholder who does not properly and timely satisfy these requirements will not be entitled to payment for his or her shares under the dissenters’ rights statutes and will instead receive the merger consideration.

Upon its receipt of a proper and timely payment demand, Capital Pacific will pay to each dissenting shareholder the amount that Capital Pacific estimates to be the fair value of such shareholder’s shares, plus accrued interest. The payment will be accompanied by, among other things, a copy of Capital Pacific’s balance sheet and income statement, the latest available interim financial statements, if any, a statement of the estimate of the fair value of the shares, an explanation of how interest was calculated, a statement of the dissenter’s right to demand payment under ORS 60.587, and a copy of the applicable provisions of the ORS.

Capital Pacific may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice. If Capital Pacific elects to do so, it will estimate the fair value of the shares plus accrued interest and will pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand.

A dissenting shareholder may notify Capital Pacific in writing as to the dissenting shareholder’s own estimate of the fair value of the shares and amount of interest due, and demand payment of the dissenter’s estimate, or reject Capital Pacific’s offer and demand payment of the dissenter’s estimate of the fair value and interest due, under certain conditions specified in ORS 60.587.

If a demand for payment remains unsettled, Capital Pacific will commence a proceeding, within 60 days after receiving the dissenting shareholder’s payment demand under ORS 60.587, and petition the court to determine the fair value of the shares and accrued interest.

In view of the complexity of ORS 60.551 through 60.594, and the requirement that shareholders must strictly comply with these provisions, shareholders of Capital Pacific who wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

The failure of a Capital Pacific shareholder to comply strictly with the Oregon statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Annex B. You are urged to refer to the annex for a complete statement concerning dissenters’ rights. The foregoing summary of such rights is qualified in its entirety by reference to that appendix.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. Subject to the terms of the merger agreement, Capital Pacific Bancorp has agreed to cooperate and use its reasonable best efforts to assist Pacific Continental in obtaining all regulatory approvals necessary to complete and make effective the transactions contemplated by the merger agreement. Under applicable law, the merger must be approved by the Board of Governors of the Federal Reserve System, or “Federal Reserve Board,” and the bank merger must be approved by the Federal Deposit Insurance Corporation, or “FDIC”, and the Director of the Oregon Division of Finance and Corporate Securities, or “Oregon Director”.

Bank Regulatory Approvals and Notices

The transactions contemplated by the merger agreement are subject to approval (or waiver) by the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”).

The merger of Capital Pacific Bank with and into Pacific Continental Bank is subject to approval by the FDIC pursuant to the Bank Merger Act. Pacific Continental Bank has submitted an application pursuant to the Bank Merger Act seeking the prior approval of the FDIC for Capital Pacific Bank to merge with and into Pacific Continental Bank. The FDIC takes into consideration a number of factors when acting on applications under the Bank Merger Act. These factors include the financial and managerial resources (including consideration of the competence, experience, and integrity of the officers, directors, and principal shareholders) and future prospects of the combined organization. The FDIC also considers the effectiveness of the applicant in combatting money laundering, and the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The FDIC may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. In reviewing the convenience and needs of the communities to be served, the Federal Reserve and the FDIC will consider the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”). In their most recent respective CRA examinations, both Pacific Continental Bank and Capital Pacific Bank received an overall “satisfactory” regulatory rating. The Bank Merger Act and applicable regulations require published notice of, and the opportunity for public comment on, these applications. The FDIC takes into account the views of third party commenters, particularly on the subject of the merging parties’ service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the application is under review by the FDIC.

The transactions contemplated by the merger agreement are subject to approval by the Oregon Director pursuant to the ORS. Pacific Continental Bank has submitted an application to the Oregon Director for Pacific Continental Bank to acquire Capital Pacific Bank by merger. Among other things, the Oregon Director will consider whether the proposed transaction conforms with the ORS and whether the proposed transaction is detrimental to the safety and soundness of the resulting Oregon state-chartered bank or the public interest.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Neither Pacific Continental Corporation nor Capital Pacific Bancorp is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Pacific Continental and Capital Pacific have filed all of the required applications, and anticipate filing a request for a waiver from the Federal Reserve Board of its application requirements that would apply to this merger.

Although neither Capital Pacific Bancorp nor Pacific Continental Corporation knows of any reason why these regulatory approvals cannot be obtained in a timely manner, Capital Pacific Bancorp and Pacific Continental Corporation cannot be certain when or if they will be obtained. Pacific Continental Corporation and Capital Pacific Bancorp believe that the merger does not raise significant regulatory concerns and that all requisite regulatory approvals should be obtained. However, neither Pacific Continental Corporation nor Capital Pacific Bancorp can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, the parties’ ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the combined company.

Voting Agreements

In connection with the merger agreement, each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., which as of the record date had the right to vote approximately [     ]% and [     ]%, respectively, of the outstanding shares of Capital Pacific common stock, agreed, subject to certain exceptions, to vote their shares of Capital Pacific common stock in favor of the merger proposal. The obligations of Blue Pine Financial Opportunities Fund L.P. and the obligations of Davis Partnership, L.P., terminate on the earliest to occur of (1) the effective time of the merger, or (2) termination of the merger agreement in accordance with its terms.

The voting agreements generally require that each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., vote its shares (including any shares acquired after the execution of the voting agreement) in favor of the merger and against any acquisition proposal, action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Capital Pacific Bancorp or Capital Pacific Bank under the merger agreement or of the shareholder under the voting agreement, or action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of the conditions of Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp or Capital Pacific Bank under the merger agreement.

Each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., has agreed not to deposit shares in any voting trust, grant proxies or otherwise make any arrangement with respect to the voting of the shares. Each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., is also restricted from transferring or encumbering the shares, except that transfers to affiliated entities are permitted by the voting agreement.

In addition, in connection with the merger agreement, each of the directors of Capital Pacific Bancorp and Capital Pacific Bank individually entered into an agreement with Pacific Continental to vote their shares of Capital Pacific common stock in favor of the merger agreement and against any competing proposal. These shareholders held approximately [    ]% of Capital Pacific’s outstanding common stock as of [                    ], 2015. For further information, see “The Merger Agreement – Director Agreements.”

The foregoing description of the voting agreements is only a summary and shareholders are urged to read the form of the voting agreements included in this proxy statement/prospectus as Exhibit A-2 to Annex A.

Stock Listing

Under the merger agreement, Pacific Continental Corporation will cause the shares of Pacific Continental Corporation common stock to be issued in the merger to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, and the merger agreement provides that neither Pacific Continental Corporation nor Capital Pacific Bancorp will be required to complete the merger if such shares are not authorized for listing on the Nasdaq Global Select Market, subject to notice of issuance.

THE MERGER AGREEMENT

The following describes certain aspects of the mergers and includes a summary of certain material provisions of the merger agreement. The following description is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the mergers.

Structure of the Mergers

Each of the boards of directors of Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank has unanimously adopted the Merger Agreement, and Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank have entered into an Agreement and Plan of Merger, dated as of November 19, 2014 (which we refer to as the “merger agreement”). Under the merger agreement, Capital Pacific Bancorp will be merged with and into Pacific Continental Corporation (which we refer to as the “merger”), with Pacific Continental Corporation continuing as the surviving corporation. Immediately following the completion of the merger, Capital Pacific Bancorp’s wholly owned bank subsidiary, Capital Pacific Bank, will merge with and into Pacific Continental Corporation’s wholly owned bank subsidiary, Pacific Continental Bank (which we refer to as the “bank merger”). The mergers will occur upon closing, following the satisfaction (or waiver) of the conditions set forth in the merger agreement.

Merger Consideration

If the merger is completed, shareholders of Capital Pacific common stock (other than those exercising dissenters’ rights) may elect to receive “merger consideration” consisting of either (1) cash in an amount equal to $16.00 per share or (2) 1.132 shares of Pacific Continental common stock for each issued and outstanding share of Capital Pacific common stock, provided that the average share price of Pacific Continental common stock as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, is equal to or greater than $12.01 but less than or equal to $16.25. If the average share price of Pacific Continental common stock is less than $12.01, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, at Pacific Continental’s option, either (i) a number of shares of Pacific Continental common stock equal to (w) $13.596 divided by (x) the average share price of Pacific Continental common stock, rounded to the nearest thousandth, or (ii) 1.132 shares of Pacific Continental common stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the average share price of Pacific Continental common stock. If the average share price of Pacific Continental common stock is greater than $16.25, you will receive, with respect to shares for which you have elected to receive Pacific Continental common stock, a number of shares of Pacific Continental common stock equal to (y) $18.394 divided by (z) the average share price of Pacific Continental common stock, rounded to the nearest thousandth.

Pacific Continental Corporation will not issue any fractional shares of Pacific Continental common stock in the merger. Capital Pacific Bancorp shareholders who would otherwise be entitled to a fractional share of Pacific Continental common stock upon the completion of the merger will instead receive an amount in cash (without interest) determined by multiplying the fractional share interest to which you would otherwise be entitled by the per share cash consideration.

Pacific Continental may opt to increase the merger consideration in specific circumstances where Capital Pacific could otherwise terminate the merger agreement. For more information regarding these termination rights and the adjustment that may result to the merger consideration, see “– Termination of the Merger Agreement.” The cash consideration is also subject to potential adjustment as provided in the merger agreement in the event that Capital Pacific’s transaction expenses exceed an agreed amount. See “– Effect of Termination; Expenses; Termination Fee”.

If, prior to the closing of the mergers, Pacific Continental increases, decreases, changes into or exchanges its common stock for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of Pacific Continental common stock for which no consideration is received, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the per share stock consideration to provide the holders of shares of Capital Pacific common stock which have converted into the stock portion of the merger consideration the same economic effect with respect to the stock portion of the merger consideration prior to such event.

Elections; Allocation

Capital Pacific shareholders may elect to receive either Pacific Continental common stock (a “stock election”), cash (a “cash election”), or stock with respect to 60% of the holder’s Capital Pacific shares and cash with respect to the remaining 40% of the holder’s shares (a “mixed election”) in the merger on a form to be provided by the exchange agent designated by Pacific Continental to conduct the election and exchange procedures no later than the date on which this proxy statement/prospectus is mailed to each Capital Pacific shareholder. A shareholder may also make no election. The shares elected to be exchanged for Pacific Continental common stock are “stock election shares”, those to be exchanged for cash are “cash election shares”, and those for which no election was made are “no-election shares”.

The exchange agent may allocate among the Capital Pacific shareholders the right to receive Pacific Continental common stock and cash in the merger to ensure that the aggregate cash consideration payable to the holders of Capital Pacific common stock in the merger will be $16,411,994, subject to potential adjustment as provided for in the merger agreement. To the extent that Capital Pacific’s transaction expenses exceed $750,000 on an after-tax basis (subject, for such purpose, to certain exclusions), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of issued and outstanding shares of common stock of Capital Pacific. See “The Merger Agreement – Effect of Termination; Expenses; Termination Fee” for additional information regarding the potential adjustment to the per share cash consideration. Pacific Continental may opt to increase the merger consideration in specific circumstances where Capital Pacific could otherwise terminate the merger agreement.

If there are an insufficient number of cash election shares to result in the amount of cash consideration discussed above, then the exchange agent may convert no-election shares, followed by stock election shares (allocated on a pro rata basis), to cash election shares. If there is an excess of cash election shares, some may be converted to the right to receive Pacific Continental common stock, with those cash election shares subject to a mixed election converted only after no-election shares and shares electing exclusively for a cash election have been converted to stock election shares.

Treatment of Capital Pacific Stock Options and Restricted Stock Units

Prior to closing of the merger, any holder of an outstanding and unexercised option to purchase Capital Pacific common stock under a Capital Pacific stock plan may exercise his or her option to purchase shares of Capital Pacific common stock subject to the terms of the applicable stock plan. Any shares of Capital Pacific common stock resulting from the exercise of a Capital Pacific stock option will be subject to the election and proration procedures described in this proxy statement/prospectus, and, subject to such procedures, the holder thereof may elect to receive the per share stock consideration or the per share cash consideration payable in the merger. Upon closing of the merger, all unexercised Capital Pacific stock options will be canceled, and each holder thereof will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to such stock option immediately prior to the effective time of the merger, multiplied by (ii) the positive difference, if any, of the per share cash consideration minus the exercise price per share of the stock option.

At the closing of the merger and pursuant to the terms of a cancellation agreement, each holder of a restricted stock unit (or RSU) awarded by Capital Pacific and then outstanding and unexercised, whether vested or unvested, will be canceled and, in lieu thereof, each holder of a Capital Pacific RSU will be entitled to receive an amount in cash equal to the product of: (i) the number of shares of Capital Pacific common stock subject to the RSU immediately prior to the effective time of the merger, multiplied by (ii) the per share cash consideration. This amount shall be payable, without interest, as soon as reasonably practicable following the effective date of the merger and in no event later than five business days after the effective time of the merger.

Exchange of Certificates

Simultaneously with the mailing of the election form discussed above, the exchange agent will provide each Capital Pacific shareholder with a transmittal letter and instructions for surrendering each share of Capital Pacific common stock to the exchange agent in exchange for the merger consideration elected by such Capital Pacific shareholder.

If a certificate representing shares of Capital Pacific common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of an affidavit of that fact by the claimant and if reasonably required by Pacific Continental or the exchange agent, the posting of a bond in such amount as Pacific Continental may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

Representations and Warranties

As is customary in agreements of this type, the merger agreement requires that Capital Pacific Bancorp and Capital Pacific Bank make representations and warranties relating to a number of matters, including:

•	corporate matters, including due organization and authority;

•	authorized and outstanding shares;

•	financial statements and internal controls;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, articles of incorporation or bylaws;

•	joint ventures and subsidiaries;

•	books and records;

•	legal proceedings;

•	compliance with laws;

•	regulatory matters;

•	loans and other commitments;

•	investment securities;

•	environmental matters;

•	absence of any material adverse effect or certain other changes;

•	regulatory approvals and absence of defaults;

•	corporate and shareholder approval of the merger agreement;

•	takeover laws;

•	tax matters;

•	real property and leased personal property;

•	insurance;

•	intellectual property;

•	material contracts and agreements;

•	employee benefits matters;

•	labor and employment matters;

•	allowance for loan and lease losses;

•	repurchase agreements;

•	interests of directors and officers;

•	brokers and finders;

•	compliance with bank regulatory requirements; and

•	risk management instruments and derivative transactions.

As is customary in agreements of this type, the representations and warranties of Pacific Continental Corporation and Pacific Continental Bank are more limited and relate generally to the ability of Pacific Continental Corporation and Pacific Continental Bank to perform their responsibilities under the merger agreement, including:

•	corporate matters, including organization and authority;

•	authorized and outstanding shares;

•	financial and other reports filed with the SEC, and internal controls;

•	articles of incorporation and bylaws;

•	legal proceedings;

•	regulatory matters;

•	absence of any material adverse change;

•	regulatory approvals, and absence of defaults;

•	corporate and shareholder approval of the merger agreement;

•	brokers and finders; and

•	Pacific Continental Corporation’s financial ability to fund the cash portion of the aggregate merger consideration.

Certain representations and warranties of Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank are qualified as to “materiality” or “material adverse effect.”

For purposes of the merger agreement, a “material adverse effect” means, with respect to Pacific Continental or Capital Pacific, any circumstance, occurrence or change that (i) is material and adverse to the financial condition, results of operations, or business of Pacific Continental or Capital Pacific and their respective subsidiaries, taken as a whole, as the case may be, including with respect to currently pending litigation, or (ii) would materially impair the ability of either Pacific Continental or Capital Pacific, respectively, to complete the mergers and the other transactions contemplated by the merger agreement; provided, however, that a material adverse effect is not deemed to include effects arising out of, relating to, or resulting in any way from: (a) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by governmental authorities, or other laws, rules and regulations of general applicability to companies in the industries in which Pacific Continental or Capital Pacific operate; (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes in economic, business, political, market or financial conditions affecting financial institutions generally; (d) any decline in the trading price of the common stock of Capital Pacific or Pacific Continental or a failure by Capital Pacific or Pacific Continental, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of the merger agreement and prior to the closing (provided that the exception in clause (d) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a material adverse effect); (e) changes in the credit markets generally, and downgrades in the credit markets generally, or adverse credit events resulting in deterioration in the credit markets generally; (f) any modifications or changes to valuation policies and practices in connection with the mergers or restructuring charges taken in connection with the mergers, each in accordance with GAAP as agreed to by the parties to the merger agreement, which agreement shall not be unreasonably withheld; or (g) the entry into or the announcement of the merger agreement or the transactions contemplated or the compliance by Capital Pacific Bancorp or Capital Pacific Bank with the terms of the merger agreement, including without limitation, the completion of the transactions contemplated thereby; provided, further, that, with respect to clauses (a), (b), and (c), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) Capital Pacific or Pacific Continental, as the case may be, or (ii) have an effect that is materially disproportionately adverse to the financial condition, results of operations, or business of Capital Pacific or Pacific Continental, as the case may be, compared to other companies of similar size operating in the banking markets in which Capital Pacific or Pacific Continental operates.

The representations, warranties and covenants contained in the merger agreement do not survive the closing.

Covenants and Agreements

Conduct of Business Prior to Closing

There are a number of covenants in the merger agreement restricting the conduct of Capital Pacific Bancorp’s and Capital Pacific Bank’s businesses prior to the closing of the merger.

Capital Pacific Bancorp and Capital Pacific Bank generally have agreed to conduct their businesses in the ordinary course in substantially the manner conducted prior to the date of the merger agreement and in accordance with sound business and banking practices.

In addition, Capital Pacific Bancorp and Capital Pacific Bank have agreed to refrain from certain actions without Pacific Continental’s prior written consent, including (among others):

•	amendment of their charter documents,

•	payment of dividends,

•	the issuance, sale or grant of stock or any other securities, salary increases or payment of bonuses (except as required by employee benefit plans, bonuses under existing compensation arrangements and certain agreed-upon retention incentives, merit increases, and annual incentive awards),

•	cancelling any debts or claims in excess of $500,000,

•	making any capital expenditure in excess of $25,000 in any one case or $50,000 in the aggregate, and

•	making, renewing, committing to make or materially modifying any loan, or acquiring any pool of loans or a series of loans or commitments over $1,500,000 to any person or group of related persons.

No Solicitation

Subject to the exceptions summarized below, Capital Pacific Bancorp has agreed not to initiate or solicit or participate in discussions or negotiations with any other party with respect to a competing acquisition proposal, or to enter into any agreement relating to any such proposal, unless Capital Pacific receives an unsolicited bona fide proposal that the board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a proposal that is (i) more favorable its shareholders than the merger and (ii) reasonably likely to be consummated on the terms set forth (a “superior proposal”), and as to which the Capital Pacific Board has also determined in good faith, and based on the advice of its outside legal counsel, that its fiduciary duty requires it to so act. The merger agreement defines “acquisition proposal” as any proposal or offer with respect to the following involving Capital Pacific Bancorp or Capital Pacific Bank: (1) any merger, consolidation, share exchange, business combination or similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 15% or more of either of their respective consolidated assets in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 15% or more of the outstanding shares of either of their respective capital stock;

or (4) any public announcement of a proposal, plan or intention to do any of the foregoing, or any agreement to engage in any of the foregoing, other than the mergers provided for in the merger agreement. In order to be a “superior proposal”, the phrase “15% or more” in the merger agreement definition of “acquisition proposal” is replaced by the phrase “50% or more”.

Capital Pacific Bancorp, before shareholder approval of the merger agreement, is permitted to, following receipt of an unsolicited bona fide acquisition proposal that the board of directors determines in good faith and after consultation with its outside legal counsel and its independent financial advisors constitutes, or is reasonably likely to constitute, a superior proposal, (1) provide confidential information or data to the party making the acquisition proposal and its representatives under the terms of a confidentiality agreement at least as favorable to Capital Pacific Bancorp as those contained in the confidentiality agreement between Capital Pacific and Pacific Continental, and (2) participate in discussions and negotiations regarding the acquisition proposal.

Capital Pacific is required to advise Pacific Continental within two business days after receipt of any acquisition proposal of the receipt of any such acquisition proposal and the material terms of such proposal or inquiry. In the merger agreement, Capital Pacific also agreed to immediately cease any existing activities, discussions or negotiations with any other parties.

Indemnification and Continuation of Director and Officer Liability Coverage

Indemnification. After the effective time of the merger, Pacific Continental will indemnify each officer and director of Capital Pacific Bancorp and Capital Pacific Bank against all losses, damages and expenses in connection with any claim, action, suit, proceeding or investigation, based in whole or in part or arising out of or pertaining to the fact that he or she is or was a director, officer or employee of Capital Pacific Bancorp or Capital Pacific Bank or (ii) the merger agreement, the merger or any of the other transactions contemplated by the merger agreement. Any rights to indemnification provided for under the organizational documents and bylaws of Capital Pacific Bancorp and Capital Pacific Bank, as in effect as of the date of the merger agreement, will survive the merger and be honored by Pacific Continental in accordance with their terms for a period of six years following the closing.

D&O Tail Coverage. Prior to the effective time of the merger, Capital Pacific (or after the effective time of the merger, Pacific Continental) will obtain directors’ and officers’ “tail” liability insurance for a period of six years following the effective time of the merger, with benefits and levels of coverage at least as favorable as Capital Pacific’s existing policies and with premium payments of no more than $146,000. If Capital Pacific and Pacific Continental fail to obtain “tail” insurance policies as of the effective time of the merger, Pacific Continental, as the surviving corporation, will maintain the directors’ and officers’ insurance in effect as of the date of the merger agreement for a period of six years with benefits and levels of coverage at least as favorable as provided in Capital Pacific’s existing policies, except that Pacific Continental will not be required to pay an annual premium amount in excess of 250% of the annual premiums currently paid by Capital Pacific.

Employee and Benefit Plan Matters

Termination of Benefit Plans. On or before the effective time of the merger, Capital Pacific and its subsidiaries are required, at the direction of Pacific Continental Bank, to take all actions necessary to terminate, cease benefit accruals, cause the continuation of any employee benefit plans, or facilitate the merger of any Capital Pacific employee benefit plan (each, a “Capital Pacific plan”) into any employee benefit plan maintained by Pacific Continental Bank.

Employee Eligibility for PCB Benefit Plans. Employees of Capital Pacific and its subsidiaries that accept offers of employment with Pacific Continental Bank (“continuing employees”) will be eligible for the employee benefit plans of Pacific Continental Bank on the same terms as the plans and benefits generally offered to Pacific Continental Bank employees.

Eligibility, Vesting and Benefit Accruals. Pacific Continental Bank will recognize continuing employees’ years of service with Capital Pacific and its subsidiaries for purposes of determining eligibility and vesting and benefit accruals under the employee benefit plans of Pacific Continental Bank and entitlement to severance benefits and vacation entitlement. Pacific Continental Bank will take all necessary actions to allow the former participants in Capital Pacific’s 401(k) plan who become eligible to participate in Pacific Continental Bank’s 401(k) plan to participate in the plan and make rollover contributions.

Waiver of Waiting Periods and Other Limitations. Continuing employees no longer covered by Capital Pacific’s employee welfare benefit plans will not be required to satisfy any deductible, out-of-pocket maximum or similar requirements under the medical, dental and other welfare plans maintained by Pacific Continental Bank to the extent of amounts previously credited for such purposes under the corresponding Capital Pacific welfare plans, and any waiting periods, pre-existing condition exclusions or limitations and requirements to show evidence of good health contained in such Pacific Continental Bank welfare plans will be waived with respect to the continuing employees and their eligible dependents (except to the extent any such waiting period, pre-existing condition exclusion or limitation, or requirement to show evidence of good health applied under the corresponding the Capital Pacific welfare plan in which the participant participated or was otherwise eligible to participate).

Severance Payments; Termination of Continuing Employees. At the effective time of the merger, except with respect to officers or employees of Capital Pacific with employment or other written agreements that provide for severance, Pacific Continental will pay to those employees of Capital Pacific who are not continuing employees an amount of severance pay in cash equal to four week’s salary for each year of service with Capital Pacific, subject to a minimum severance pay amount of three months’ salary and a maximum severance pay amount of eight months’ salary. Except as otherwise provided with respect to individuals with employment or other written agreements that provide for severance payments, continuing employees who by reason of the merger become employees of Pacific Continental Bank and are thereafter terminated other than for “cause” (which includes failure to meet conduct or employment standards) will (i) if such termination occurs within the first twelve months after the effective date of the merger, be provided severance benefits commensurate with those provided to Capital Pacific employees terminated prior to the effective date, or (ii) if such termination occurs thereafter, be provided with severance benefits by Pacific Continental bank based on Pacific Continental Bank’s severance policy.

Change in Control Payments. After the effective time of the merger, Pacific Continental Corporation will make the change in control payments provided for in the written agreements entered into between Capital Pacific and certain executive officers of Capital Pacific prior to the date of the merger agreement, regardless of whether such officers will continue as employees of Pacific Continental Corporation. See “The Merger – Interests of Capital Pacific Bancorp’s Directors and Executive Officers in the Merger – Change in Control Payments”.

Conditions to Completion of the Merger

Mutual Conditions to Closing

The obligations of the parties to consummate the transactions contemplated by the merger agreement are subject to the satisfaction, on or before the effective time of the merger, of certain conditions.

These mutual conditions to closing include:

•	obtaining the approval of the principal terms of the merger by the requisite vote of the shareholders of Capital Pacific;

•	the absence of any law, judgment or order that would enjoin or otherwise prohibit or make illegal the consummation of the merger;

•	the absence of a banking moratorium or other suspension of payment by banks in the United States or the State of Oregon, or any new material limitation on extension of credit by commercial banks in the U.S. or the State of Oregon;

•	the receipt of all required governmental consents, orders, waivers and approvals, as described under “The Merger – Regulatory Approvals Required for the Merger” on page 56;

•	the effectiveness of the registration statement to register the shares of Pacific Continental common stock to be issued in the merger, of which this proxy statement/prospectus is a part; and

•	the approval for quotation on Nasdaq of the shares of Pacific Continental common stock to be issued in the merger.

Conditions to the Obligations of Pacific Continental Corporation and Pacific Continental Bank

The obligations of Pacific Continental Corporation and Pacific Continental Bank to effect the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	Representations and Warranties; Covenants. The representations and warranties of Capital Pacific and Capital Pacific Bank shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, and Capital Pacific shall have performed in all material respects all obligations required to be performed on its part, and shall have complied in all material respects with all covenants required to be complied with at or before the effective time of the merger;

•	Total Shareholders’ Equity; Total Non-Maturity Deposits. At the close of business on the last day of the month preceding the effective time of the merger, Capital Pacific must have total shareholders’ equity, as reflected on its financial statements, of not less than $23,275,000. The average daily balance of Capital Pacific’s total non-maturity deposits (as defined in the merger agreement) for the period beginning November 19, 2014, and ending on the 10th day preceding the closing date must also be at least $155,000,000;

•	Dissenting Shareholders. The holders of not more than 10% of the issued and outstanding shares of Capital Pacific common stock shall have demanded or be entitled to demand payment of the fair value of their shares under applicable provisions of Oregon law, as described under “The Merger – Dissenters’ Rights of Capital Pacific Shareholders” on page 55;

•	Fairness Opinion; Tax Opinion. Capital Pacific shall have received the fairness opinion from Feldman Financial, as described in “The Merger – Opinion of Capital Pacific Bancorp’s Financial Advisor” on page 42, and the fairness opinion shall not have been modified or withdrawn. Pacific Continental shall have received the written opinion of Pillsbury Winthrop Shaw Pittman LLP substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

•	Director Agreements; Voting Agreements. The Director Agreements and the Voting Agreements shall not have been amended or rescinded and shall remain in full force and effect immediately prior to the effective time of the merger. See “The Merger – Voting Agreements” and “– Director Agreements” and “– Voting Agreements”.

Conditions to the Obligations of Capital Pacific Bancorp and Capital Pacific Bank

•	The obligations of Capital Pacific Bancorp and Capital Pacific Bank to effect the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions:

•	Representations and Warranties; Covenants. The representations and warranties of Pacific Continental Bancorp and Pacific Continental Bank shall be true and correct as of the date of the merger agreement and as of the effective time of the merger, and Pacific Continental shall have performed in all material respects all obligations required to be performed on its part, and shall have complied in all material respects with all covenants required to be complied with at or before the effective time of the merger;

•	Fairness Opinion; Tax Opinion. Capital Pacific shall have received the Feldman Financial Advisors, Inc. fairness opinion, as described in “The Merger – Opinion of Capital Pacific Bancorp’s Financial Advisor” on page 42, and it shall not have been modified or withdrawn. Capital Pacific shall also have received a written opinion of Miller Nash LLP substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Closing and Effective Time of the Merger

Closing Date. The closing of the merger shall occur within ten days following the satisfaction or waiver of the conditions to closing described above, or at such other time as the parties may agree.

Outside Date. Either party may terminate the merger agreement by a majority vote of its respective board of directors if the merger has not become effective by July 31, 2015 (or such later date as shall have been agreed to in writing by the parties), except to the extent that the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate in violation of its obligations under the merger agreement.

Amendment of the Merger Agreement

The merger agreement permits the amendment or modification of the merger agreement, either before or after approval by the holders of Capital Pacific common stock, by an agreement in writing among the parties and upon approval of their respective boards of directors, except to the extent that shareholder approval is required under applicable law. Pacific Continental has the right, without amendment of the merger agreement or prior consent of Capital Pacific, to restructure the form of the transactions contemplated if necessary for regulatory or other good business or tax reason, provided any such change to the transaction structure would not adversely affect the form, amount or nature of the merger consideration payable to Capital Pacific’s shareholders under the merger agreement, materially impede or delay consummation of the merger or jeopardize or materially delay receipt of any regulatory consent, order, waiver or approval required to consummate the merger.

Termination of the Merger Agreement

The merger agreement may be terminated:

•	by the mutual written consent of Capital Pacific and Pacific Continental;

•	by either Capital Pacific or Pacific Continental, by majority vote of its respective board of directors and notice to the other party, if the merger has not become effective by July 31, 2015;

•	by Pacific Continental or Capital Pacific, in the event of a material breach of any representation, warranty, covenant or agreement which cannot or has not been cured within 30 days of notice from the non-breaching party, and where the breach would allow the non-breaching party to terminate the agreement and the terminating party is not in material breach of the merger agreement;

•

by Capital Pacific, prior to, but not after, the approval of the merger agreement by the Capital Pacific shareholders, if: (i) Capital Pacific is not in material breach of the merger agreement; (ii) Capital Pacific receives an unsolicited bona fide acquisition proposal that is not withdrawn and the Capital Pacific board determines in good faith constitutes a superior proposal; (iii) the Capital Pacific board determines in good faith (after consultation with outside legal counsel and independent financial advisors) that failure to accept the superior proposal would be more likely than not to result in violation of its fiduciary duties under applicable law; (iv) Capital Pacific provides Pacific Continental prior written notice at least four business days prior to terminating the merger agreement, which notice states that the Capital Pacific board has received a superior proposal and, absent any revision to the terms and conditions of the merger agreement, the Capital Pacific board has determined to terminate the merger agreement; (v) during this four business day period, Capital Pacific negotiates in good faith with Pacific Continental (to the extent Pacific Continental wishes to negotiate) to enable Pacific Continental to make an improved offer such that the acquisition proposal at issue would cease to constitute a superior proposal; (vi) at the end of this four business day period (or such earlier time that Pacific Continental advises Capital Pacific that it no longer wishes to negotiate to amend the merger agreement), the Capital Pacific board, after taking into account any modification to the terms of the merger agreement and the merger proposed by Pacific Continental, continues to believe that the acquisition proposal constitutes a superior proposal and Capital Pacific enters into a definitive agreement for such superior proposal; and (vii) Capital Pacific, prior to termination of the merger agreement, pays the applicable termination fee to Pacific Continental (see “– Effect of Termination; Expenses; Termination Fee”);

•	by either party, if any statute, rule, regulation, judgment, decree, injunction or other order permanently restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable (whether before or after the approval of the merger by the shareholders of Capital Pacific);

•	by either party, if the Capital Pacific shareholders fail to approve the merger agreement; or

•	By Pacific Continental, if the Capital Pacific board (i) submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation; or (iii) recommends to its shareholders a superior proposal.

Effect of Termination; Expenses; Termination Fee

The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement (including the costs and expense of printing and mailing this proxy statement/prospectus) shall be paid for by the party incurring such expense.

If, however, the merger agreement is terminated by Pacific Continental in the event of a material breach by Capital Pacific of any representation, warranty or covenant which is not cured, or if the board of directors of Capital Pacific submits the merger agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval, otherwise withdraws or materially and adversely modifies its recommendation or recommends to its shareholders a superior proposal, the merger agreement provides for Capital Pacific to pay to Pacific Continental the sum of $500,000.

If the merger agreement is terminated by Capital Pacific prior to its obtaining shareholder approval of the merger proposal in order to enter into a definitive acquisition agreement with respect to a superior proposal, the merger agreement provides for Capital Pacific to pay to Pacific Continental the sum of $500,000. In such circumstances, or in the event the merger agreement is terminated by either party due to Capital Pacific’s shareholders not having approved the merger agreement, and Capital Pacific publicly announces a proposal, plan or intention to enter into an agreement to engage in an acquisition proposal prior to twelve (12) months from the date of termination, and such acquisition proposal had been proposed prior to the date of the special meeting, then Capital Pacific is required to pay to Pacific Continental a termination fee of $2,500,000 (reduced by the amounts paid or payable, as provided above).

If the merger agreement is terminated by Capital Pacific in the event of a material breach by Pacific Continental of any representation, warranty or covenant which is not cured, the merger agreement provides for Pacific Continental to pay to Capital Pacific the sum of $300,000.

If either party fails to promptly pay these fees and, in order to obtain such payment, the party entitled to the fee must commence a court action which results in a judgment against the party responsible for making such payments, the party who must pay the fee shall pay to the party owed the fee its costs and expenses (including attorneys’ fees and expenses), and interest on the amount owed at the prime rate plus 300 basis points.

The merger agreement provides that each party shall pay its respective transaction expenses, including expenses related to legal, accounting and advisory services. To the extent that Capital Pacific’s transaction expenses exceed $750,000 on an after-tax basis (subject, for such purpose, to certain exclusions described below), any excess shall reduce the per share cash consideration for the transaction by the quotient of such excess divided by the total number of shares of issued and outstanding shares of common stock of Capital Pacific. Exclusions from the calculation of Capital Pacific’s transaction expenses include, among other items, retention, severance or change in control payments made to employees of Capital Pacific, the acceleration of Capital Pacific stock options or RSUs, and the cost of the “tail” directors’ and officers’ insurance policy.

Voting Agreements

The form of voting agreement is an exhibit to the merger agreement which is attached to this proxy statement/prospectus as Annex A. This summary of the terms and conditions of the voting agreements is qualified by reference to the form of voting agreement included in this proxy statement/prospectus.

Pacific Continental required, as a condition to its willingness to enter into the merger agreement that each entity affiliated with a director that beneficially owns at least 5% of the outstanding shares of Capital Pacific common stock, effective as of the date of the merger agreement, enter into a voting agreement contemporaneously with the signing of the merger agreement. In connection with the merger agreement, each of Blue Pine Financial Opportunities Fund L.P. and Davis Partnership, L.P., which as of the record date had the right to vote approximately 9.50% and 6.82%, respectively, of the outstanding shares of Capital Pacific common stock, agreed, subject to certain exceptions, to vote their shares of Capital Pacific common stock in favor of the merger proposal.

The voting agreement generally requires Blue Pine and Davis to vote their respective shares of Capital Pacific common stock (including any shares acquired after the execution of the voting agreement) in favor of the merger and against any acquisition proposal, or any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Capital Pacific Bancorp or Capital Pacific Bank under the merger agreement or of the shareholder under the voting agreement, or any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Pacific Continental’s or Capital Pacific’s conditions under the merger agreement.

Each of Blue Pine and Davis has agreed not to deposit its shares of Capital Pacific common stock in any voting trust, grant proxies or otherwise make any arrangement with respect to the voting of the shares, and each shareholder is restricted from transferring or encumbering the shares, except that transfers to affiliated entities is permitted by the voting agreement.

Each of Blue Pine and Davis has agreed not to assert or to perfect any rights of appraisal or rights to dissent from the merger that such shareholder may have by virtue of ownership of the shares.

The voting agreement provides for specific performance in the event of a breach.

Director Agreements

The form of director agreement is an exhibit to the merger agreement which is attached to this proxy statement/prospectus as Annex A. This summary of the terms and conditions of the director agreements is qualified by reference to the form of director agreement included in this proxy statement/prospectus.

Pacific Continental required, as a condition to its willingness to enter into the merger agreement, that each of the directors of Capital Pacific Bancorp and Capital Pacific Bank, effective as of the date of the merger agreement, enter into the director agreement contemporaneously with the signing of the merger agreement. In connection with the merger agreement, each of the directors of Capital Pacific Bancorp and Capital Pacific Bank

individually entered into an agreement with Pacific Continental to vote their shares of Capital Pacific common stock in favor of the merger agreement and against any competing proposal. These shareholders held approximately [    ]% of Capital Pacific’s outstanding common stock as of [                    ], 2015.

The term of the director agreements is two years unless the merger agreement is earlier terminated in accordance with its terms prior to completion of the merger.

Non-Competition. Pursuant to the director agreement and subject to certain limited exceptions for individual directors, each Capital Pacific director has agreed not to, directly or indirectly, become a director, officer, employee, shareholder, principal, agent, consultant, advisor or independent contractor of, or render any services to, (a) any federal or state-chartered bank, insured depository institution, trust company, credit union, industrial bank, industrial loan company, savings bank, savings and loan association, or parent holding company of any such institution or company, which has a branch office, loan production office or other office or facility in the State of Oregon, or (b) any other entity whose business in the State of Oregon competes with the depository, lending or other business activities of Capital Pacific or Pacific Continental or their respective subsidiaries or affiliates (each such business, a “competing business”).

Non-Solicitation. The director agreement also require each director to agree not to solicit, entice, influence, divert or otherwise contact any current or future customer or assist anyone in the solicitation, enticement, influencing, diversion or contacting of any customer, for the purpose of causing, encouraging, or attempting to cause or encourage such customer to divert its current, ongoing or future business from Capital Pacific or Pacific Continental, to reduce or refrain from doing any business with Pacific Continental or its subsidiaries or affiliates, or to transact business with any other entity that is a competing business. Additionally, a director may not employ or assist in employing any employee to perform services for any competing business. Notwithstanding the foregoing, these restrictions on customer non-solicitation do not apply to general solicitations of banking services, contacts initiated by a customer, or contacts initiated by a customer or by a director with respect to a customer who has terminated his or her banking relationship with Capital Pacific or Pacific Continental. Each Capital Pacific director has also agreed not to solicit any employee to leave his or her employment with Capital Pacific or Pacific Continental or their respective subsidiaries or affiliates. These restrictions on employee non-solicitation do not apply to general solicitations of employment through employment advertisements, contacts initiated by an employee, or contacts initiated by an employee or by a director following termination of the employee’s employment relationship with Capital Pacific or Pacific Continental. Each director has also agreed not to make any oral or written statement, comment or other communication (electronic or otherwise) that impugns, disparages or maligns the reputation, ethics, competency, morality or qualifications of Capital Pacific or Pacific Continental or any of their affiliates, subsidiaries, current or former directors, officers, or employees.

Confidentiality; Proprietary Information. The director agreements also include restrictions on the use and disclosure of proprietary information (including customer lists and other documents relating to the business of Capital Pacific), subject to customary exceptions for disclosures required under applicable law or in connection with any administrative, regulatory or judicial proceedings, or if such information was independently developed, or is voluntarily disclosed to the public by Pacific Continental.

Voting. Pursuant to the director agreements, each Capital Pacific director who is a shareholder of Capital Pacific has generally agreed, in his or her individual capacity, to vote his or her shares in favor of the merger and against any acquisition proposal, and any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Capital Pacific Bancorp or Capital Pacific Bank under the merger agreement or of the director under the director agreement, or any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the merger or the fulfillment of Pacific Continental’s or Capital Pacific’s conditions under the merger agreement.

Specific Performance. The director agreement provides for a remedy of specific performance in the event of a material breach.

ACCOUNTING TREATMENT

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. The result of this is that (1) the recorded assets and liabilities of Pacific Continental Corporation will be carried forward at their recorded amounts, (2) Pacific Continental Corporation’s historical operating results will be unchanged for the prior periods being reported on and (3) the assets and liabilities of Capital Pacific Bancorp will be adjusted to fair value at the date Pacific Continental Corporation assumes control of the combined entities (the “merger date”). In addition, all identifiable intangibles will be recorded at fair value and included as part of the net assets acquired. The amount by which the purchase price, consisting of the value of cash and shares of Pacific Continental Corporation common stock to be issued to former Capital Pacific Bancorp shareholders and former holders of Capital Pacific Bancorp stock options and RSUs, exceeds the fair value of the net assets including identifiable intangibles of Capital Pacific Bancorp at the merger date will be reported as goodwill. In accordance with current accounting guidance, goodwill is not amortized and will be evaluated for impairment at least annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Capital Pacific Bancorp being included in the operating results of Pacific Continental Corporation from the merger date forward.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion sets forth the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Capital Pacific Bancorp common stock that exchange their shares of Capital Pacific common stock for shares of Pacific Continental Corporation common stock and cash in the merger. This discussion does not address any tax consequences of the merger arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax (such as estate or gift tax laws), nor does it address any alternative minimum tax consequences of the merger. This discussion is based upon the Internal Revenue Code (or Code), the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Capital Pacific common shareholders that hold their shares of Capital Pacific common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are a financial institution; a tax-exempt organization; an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity); an insurance company; a mutual fund, a regulated investment company or a real estate investment trust; a dealer or broker in stocks and securities, or currencies; a trader in securities that elects mark-to-market treatment; a holder of Capital Pacific common stock that received Capital Pacific common stock through the exercise of an employee stock option, an RSU, through a tax qualified retirement plan or otherwise as compensation; a person that is not a U.S. holder (as defined below); a person that has a functional currency other than the U.S. dollar; a holder of Capital Pacific common stock that holds Capital Pacific common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; a holder of Capital Pacific common stock that exercises dissenters’ rights; a retirement plan or account; a cooperative; or a U.S. expatriate.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Capital Pacific or Pacific Continental Corporation. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Capital Pacific common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes and that holds Capital Pacific common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Capital Pacific common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Pacific Continental Corporation’s obligation to complete the merger that Pacific Continental Corporation receive an opinion from Pillsbury Winthrop Shaw Pittman LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated for federal income tax purposes as a

“reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Capital Pacific’s obligation to complete the merger that Capital Pacific receive an opinion from Miller Nash LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering these opinions, counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Pacific Continental Corporation, Capital Pacific Bancorp and others, reasonably satisfactory in form and substance to such counsel. Neither of the opinions described above will be binding on the Internal Revenue Service. Pacific Continental and Capital Pacific have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

The following discussion expressly assumes that the transaction will be consummated in accordance with the provisions of the merger agreement and as described in this proxy statement/prospectus, and no transaction or condition described therein and affecting this opinion (including the opinion conditions described in the previous paragraph) will be waived by any party. Thus, provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your Capital Pacific common stock for Pacific Continental common stock and cash, you generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of a fractional share) and the fair market value of the Pacific Continental Corporation common stock received pursuant to the merger over your adjusted tax basis in your shares of Capital Pacific common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share). If you acquired different blocks of Capital Pacific common stock at different times or different prices, you should consult your tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, your holding period with respect to the Capital Pacific common stock surrendered exceeds one year. In limited circumstances, cash received by a U.S. holder would be treated as having the effect of a distribution of a dividend if such holder maintained a significant ownership interest in Pacific Continental Corporation after the merger. U.S. holders should consult their tax advisors. In the event that the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes.

The aggregate tax basis in the shares of Pacific Continental Corporation common stock that you receive in the merger, including any fractional share interests deemed received and sold as described below, will equal your aggregate adjusted tax basis in the Capital Pacific common stock you surrender, reduced by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized by you (excluding any gain recognized with respect to cash received in lieu of a fractional share) on the exchange. Your holding period for the shares of Pacific Continental Corporation common stock that you receive in the merger (including a fractional share interest deemed received and sold as described below) will include your holding period for the shares of Capital Pacific common stock that you surrender in the exchange.

Cash In Lieu of a Fractional Share

If you receive cash instead of a fractional share of Pacific Continental Corporation common stock, you will be treated as having received the fractional share of Pacific Continental Corporation common stock pursuant to the merger and then as having sold that fractional share of Pacific Continental Corporation common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to your fractional share of Pacific Continental Corporation common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the Capital Pacific common stock surrendered therefor is greater than one year. The deductibility of capital losses is subject to limitations.

Additional Tax on Net Investment Income

Certain U.S. holders of Capital Pacific common stock that are individuals, trusts or estates may be subject to the Medicare net investment income tax of 3.8% if they have “net investment income” and have modified adjusted gross income in excess of specified thresholds. “Net investment income” would include gain from the disposition of Capital Pacific common stock in the merger.

Information Reporting and Backup Withholding

If you are a non-corporate holder of Capital Pacific common stock you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

A U.S. holder of Capital Pacific common stock who receives Pacific Continental Corporation common stock as a result of the merger will be required to retain records pertaining to the merger. This summary of material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

COMPARISON OF SHAREHOLDER RIGHTS

Capital Pacific Bancorp is incorporated under the laws of the State of Oregon, and the rights of the shareholders of Capital Pacific are governed by the laws of the State of Oregon, Capital Pacific’s articles of incorporation, as amended (the Capital Pacific Articles), and its amended and restated bylaws (the Capital Pacific Bylaws). As a result of the merger, Capital Pacific shareholders who receive shares of Pacific Continental common stock will become Pacific Continental shareholders.

Pacific Continental Corporation is also incorporated under the laws of the State of Oregon, and the rights of Pacific Continental shareholders are similarly governed by the laws of the State of Oregon, as well as by Pacific Continental’s second amended and restated articles of incorporation (the Pacific Continental Articles) and its amended and restated bylaws (the Pacific Continental Bylaws). Thus, following the merger, the rights of Capital Pacific shareholders who become Pacific Continental shareholders in the merger will no longer be governed by the Capital Pacific Articles and Bylaws and instead will be governed by the Pacific Continental Articles and Bylaws.

Set forth below is a summary comparison of material differences between the rights of Capital Pacific shareholders under the Capital Pacific Articles and Bylaws (left column), and the rights of Capital Pacific shareholders under the Pacific Continental Corporation Articles and Bylaws (right column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. For more complete information, you should read the full text of the Capital Pacific Articles and Bylaws, the Pacific Continental Corporation Articles and Bylaws, and the relevant sections of the ORS. To find out where you can obtain these documents, see “Where You Can Find More Information”.

Capital Pacific Bancorp	Pacific Continental Corporation
Authorized Capital Stock

The Capital Pacific Articles authorize the issuance of up to 10,000,000 shares of common stock and 2,000,000 shares of preferred stock, each without par value. As of the [Record Date], 2015, there were [—] shares of common stock and [no] shares of preferred stock issued and outstanding. [—] shares of Capital Pacific common stock are reserved for issuance upon exercise of stock options and 55,081 shares of Capital Pacific common stock are reserved for issuance upon exercise of RSUs.	The Pacific Continental Articles authorize the issuance of up to 50,000,000 shares of common stock and 20,000 shares of preferred stock, each without par value. As of the [Record Date], 2015, there were [—] shares of common stock and [no] shares of preferred stock issued and outstanding. [—] shares of Pacific Continental Corporation common stock are reserved for issuance upon exercise of outstanding stock options and RSUs.

Shareholder Proposals and Nominations

Under the Capital Pacific Bylaws, to properly place any action on the agenda for an annual meeting, a shareholder must deliver written notice of the proposal not less than 90 calendar days in advance of the anniversary of the date on which Capital Pacific’s proxy statement was mailed to shareholders for the preceding year’s annual meeting.

Each notice must set forth:

•     a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

Under the Pacific Continental Bylaws, to properly place any action on the agenda for an annual meeting, a shareholder must deliver written notice of the proposal not less than 120 calendar days in advance of the anniversary of the date on which Pacific Continental’s proxy statement was mailed to shareholders for the preceding year’s annual meeting.

Each notice must set forth:

•     a brief description of the business desired to be brought before the meeting;

Capital Pacific Bancorp	Pacific Continental Corporation

•     the name and address of the shareholder;

•     the class and number of shares of Capital Pacific stock beneficially owned by the shareholder;

•     a statement that the shareholder intends to appear at the meeting in person or by proxy to propose such business; and

•     any material interest of such shareholder in the proposed business;

When a proposal involves the nomination of directors it must also include:

•     the name, age, business address, and residence address of each person to be nominated;

•     the principal occupation or employment of such person;

•     the class and number of shares of capital stock of Capital Pacific beneficially owned by such person;

•     a description of all arrangements or understandings between such shareholder and each proposed nominee;

•     all other information that would be required to be disclosed in Capital Pacific’s proxy statement if equity securities of Capital Pacific were registered under the Securities Exchange Act of 1934; and

•     the consent of each proposed nominee to serve as a director of Capital Pacific if so elected.

•     the name and address, as they appear on the Pacific Continental’s books, of the shareholder proposing such business;

•     the class and number of shares of Pacific Continental stock which are owned beneficially by the shareholder;

•     any material interest of the shareholder in such business; and

•     any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended in such shareholder’s capacity as a proponent of a shareholder proposal.

Special Meetings of Shareholders; Notice; Quorum; Voting

Special meetings of shareholders may be called at any time by the chief executive officer or the Capital Pacific board of directors, or on demand in writing by shareholders of record holding shares with at least 25% of the votes entitled to be cast on any matter proposed to be considered at the special meeting.	Special meetings of shareholders may be called by the chairman, chief executive officer, president, by a majority of the Pacific Continental board of directors, or by the holders of not less than 10% of the outstanding capital stock of Pacific Continental.

The Capital Pacific Bylaws provide that written notice stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than ten and no more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the president or the secretary, to each shareholder of record entitled to vote at such meeting.	The Pacific Continental Bylaws provide that written notice stating the place, date and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered not less than ten and no more than 60 days before the date of the meeting, either personally, by mail, electronic transmission or other legally authorized method of delivery, by or at the direction of the chief executive officer, the president, the secretary, the Pacific Continental board of directors or the persons calling the meeting, to each

Capital Pacific Bancorp	Pacific Continental Corporation
shareholder of record entitled to vote at the meeting. No business other than that stated in the notice of the meeting may be transacted at any special meeting.

Under the Capital Pacific Bylaws, a majority of shares entitled to vote on a matter constitutes a quorum.	Under the Pacific Continental Bylaws, a majority of the shares entitled to vote constitutes a quorum for the transaction of business at any shareholders’ meeting. If a person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened, the shares held by that person or represented by a proxy given to that person will not be included for purposes of determining whether a quorum is present. The persons present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough persons to leave less than a quorum.

An action before the Capital Pacific shareholders is considered approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by Oregon law or the Capital Pacific Articles, except that, in the case of the election of directors, a plurality of votes cast by shares entitled to vote is sufficient to elect such directors.	An action before Pacific Continental’s shareholders is considered approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by Oregon law or the Pacific Continental Articles, except that, in the case of the election of directors, a plurality of votes cast by shares entitled to vote is sufficient to elect such directors.

Voting Rights in Extraordinary Transactions

In addition to the provisions described below in “Anti-Takeover Provisions and Other Shareholder Protections,” Oregon law requires that a plan of merger be approved by a majority of votes entitled to be cast by shareholders.	The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding voting rights in extraordinary transactions as the rights of the shareholders of Capital Pacific.

Dissenters’ Rights

Under Oregon law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of, any of the following corporate acts (unless the shares were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action giving rise to dissenters’ rights is to be approved or, in certain cases, on the effective date of the merger or if the articles of incorporation provide otherwise):

•     consummation of a plan of merger to which the corporation is a party if shareholder approval is required and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent;

The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding dissenters’ rights as the rights of the shareholders of Capital Pacific.

Capital Pacific Bancorp	Pacific Continental Corporation

•     consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

•     consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, unless the sale is pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to shareholders within one year;

•     an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it (a) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities or (b) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Oregon law;

•     any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

•     conversion to a non-corporate business entity.

Anti-Takeover Provisions and Other Shareholder Protections

The Oregon Control Share Act, codified at ORS Sections 60.801 through 60.816, restricts a shareholder’s ability to vote shares of stock acquired in certain transactions not approved by the board of directors that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third, or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the shareholders. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.	The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding anti-takeover provisions and other shareholder protections as the rights of the shareholders of Capital Pacific.

Capital Pacific Bancorp	Pacific Continental Corporation

In addition, Oregon law prohibits, except under certain circumstances, a “business combination” (defined broadly to include mergers or consolidations, certain sales, sales of assets, liquidation or dissolution, and other specified transactions) between a corporation and an “interested shareholder” (defined generally as a person or group that directly or indirectly controls, or has the right to control, the voting or disposition of 15% or more of outstanding voting stock) within three years of the shareholder becoming an interested shareholder.

A business combination between a corporation and an interested shareholder is prohibited unless (1) prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder, (2) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (3) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66-2/3% of the outstanding voting stock not owned by the interested shareholder.

Amendment of Articles of Incorporation and Bylaws

Under Oregon law, an amendment to the articles of incorporation is generally approved if, upon approval by the board of directors and referral to the shareholders, a quorum exists and the votes cast favoring the amendment exceed the votes cast opposing the amendment, unless the amendment would create dissenters’ rights, in which case a majority of the votes entitled to be cast on the amendment is required to approve the amendment.

Under Oregon law, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Oregon law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or

The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding amendment to the articles of incorporation and bylaws as the rights of the shareholders of Capital Pacific.

The Pacific Continental Bylaws may be altered, amended or repealed by a majority vote of the board of directors at any regular meeting of the board of directors or any special meeting called for that purpose.

Capital Pacific Bancorp	Pacific Continental Corporation
repeal that bylaw. A corporation’s shareholders may also amend or repeal the bylaws. The Capital Pacific Bylaws are consistent with the statutory requirements.

Number of Directors; Term; Classes

The Capital Pacific Articles provide that the number of directors will not be fewer than six nor more than twelve, with the exact number determined from time to time by majority vote of the Capital Pacific board of directors. The Capital Pacific board currently has eight directors.

The Capital Pacific board is divided into three classes, as nearly equal in number as possible, with each class standing for election every third year and each director serving a three-year term.

The Pacific Continental Articles and Bylaws provide that the number of directors will not be fewer than six nor more than fifteen directors, with the exact number determined from time to time by resolution of the Pacific Continental board. The Pacific Continental Board currently has ten directors.

The Pacific Continental board is not divided into classes and directors each serve a one-year term.

Removal of Directors

Oregon law provides that the shareholders of a corporation may remove directors without or without cause unless the articles of incorporation provide that directors may be removed only for cause. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director and only at a meeting called for the purpose of removing one or more directors. The meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director. The Capital Pacific Articles and Bylaws do not contain additional provisions relating to the removal of directors.	The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding removal of directors as the rights of the shareholders of Capital Pacific, and the Pacific Continental Articles and Bylaws do not contain additional provisions relating to the removal of directors.

Filing Vacancies on the Board of Directors

Oregon law provides generally that vacancies on a board of directors, including vacancies resulting from an increase in the number of directors may be filled by the shareholders or the board of directors of the corporation (and if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all the directors remaining in office).

The Capital Pacific Bylaws provide that vacancies may be filled by the Capital Pacific board or the majority vote of remaining directors if such directors do not constitute a quorum. Capital Pacific directors elected to fill vacancies on the Capital Pacific board serve until the next shareholders meeting at which directors are elected, subject to prior death, resignation or removal.

Subject to Oregon law, vacancies on the Pacific Continental board may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, at a meeting of the Pacific Continental board after the vacancy occurs. Each director so elected and approved will hold office until the next shareholder meeting at which directors are elected and until such director’s qualified successor is elected and accepts office.

Capital Pacific Bancorp	Pacific Continental Corporation
Limitation of Directors’ and Officers’ Liability

Oregon law provides that a corporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for (1) any breach of the directors’ duty of loyalty to the corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) any unlawful distribution; or (4) any transaction from which the director derived an improper personal benefit.	The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding limitations of director and officer liability as the rights of the shareholders of Capital Pacific.

The Capital Pacific Articles restate this standard and provide that, to the greatest extent permissible by law, no director shall be personally liable to Capital Pacific or its shareholders for monetary damages.

The Pacific Continental Articles provide that no current or former director will be personally liable to Pacific Continental or its shareholders for monetary damages unless a court having jurisdiction, and from which there is no further right to appeal, determines that such director’s or former director’s acts or omissions involve intentional misconduct or a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled, an unlawful distribution under the Oregon Bank Act, and conduct for which the person is adjudged liable to Pacific Continental.

The Pacific Continental Articles provide similar limitations of liability for outside directors of subsidiaries of which at least 80% of the voting interests are held beneficially by Pacific Continental for suits brought directly by Pacific Continental as a shareholder of such subsidiary or derivatively on behalf of such subsidiary (or by any Pacific Continental shareholder double-derivatively on behalf of Pacific Continental and such subsidiary).

Indemnification of Directors and Officers

Under Oregon law, a corporation may indemnify a director for actions taken in good faith and which the individual reasonably believed to be in the best interests of the corporation. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful. A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation, or a proceeding in which the director was found to have improperly received a personal benefit. Oregon law further provides for mandatory	The rights of the shareholders of Pacific Continental are subject to the same provisions of Oregon law regarding indemnification of directors and officers as the rights of the shareholders of Capital Pacific.

Capital Pacific Bancorp	Pacific Continental Corporation
indemnification of officers and directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding. A corporation may indemnify officers to the same extent as directors.

The Capital Pacific Articles grant a right to indemnification to any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the company, discussed below) by reason of or arising from the fact that the person is or was a director or officer of Capital Pacific or one of its subsidiaries, or is or was serving at the request of Capital Pacific as a director, officer, partner, or trustee of another enterprise, against reasonable expenses (including attorneys’ fees), judgments, fines, penalties, excise taxes assessed with respect to any employee benefit plan and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with such action, suit or proceeding if the person acted in good faith, reasonably believed his or her conduct was in the best interests of Capital Pacific and, with respect to any criminal action or proceeding, had no reasonable cause to know the conduct was unlawful.

In the case of an action by or in the right of Capital Pacific, the Capital Pacific Articles grant a right to indemnification to the persons described above against reasonable expenses actually incurred, but indemnification is not available where the person is found liable to Capital Pacific, where the person received an improper personal benefit, for breach of duty of loyalty, or for any distribution to shareholders unlawful under Oregon law (unless and to the extent that the court finds indemnification nonetheless proper under the circumstances).

The Pacific Continental Articles grant a right to indemnification to any person who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, and whether by or in the right of Pacific Continental or its shareholders or by any other party, by reason of the fact that the person:

(1) is or was a director of Pacific Continental;

(2) is or was simultaneously both an officer and director of Pacific Continental;

(3) while not principally employed by Pacific Continental or any subsidiary at least 80% of which is controlled by Pacific Continental, is or was a director or manager of an at least 80% controlled subsidiary of Pacific Continental; or

(4) for any person identified in (1) through (3) above, was or is serving at the request of Pacific Continental or any subsidiary at least 80% of which is controlled by Pacific Continental as a director, officer, manager, partner, trustee, employee, or agent of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise, or is a fiduciary or party in interest in relation to any employee benefit plan covering any employee of Pacific Continental or of any employer in which it has an ownership interest, against judgments, penalties or penalty taxes, fines, settlements (even if paid or payable to Pacific Continental or its shareholders or to an at least 80% controlled subsidiary of Pacific Continental) and reasonable expenses, including attorneys’ fees, actually incurred in connection with such action, suit or proceeding unless the liability and expenses were on account of conduct determined by a court having jurisdiction and from which there is no further right to appeal to involve acts or omissions involving intentional misconduct or a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled, an unlawful distribution under the

Capital Pacific Bancorp	Pacific Continental Corporation

Oregon Bank Act, and conduct for which the person is adjudged liable to Pacific Continental.

The Capital Pacific Articles also provide that the company may advance expenses to a person asserting a right to indemnification prior to the final disposition of the proceeding upon receipt of an undertaking to repay the expenses if later determined that they are not entitled to indemnification and a written affirmation of the person’s good faith belief that he or she has met the applicable standard of conduct.	The Pacific Continental Articles provide that reasonable expenses, including attorneys’ fees, incurred in connection with an action, suit or proceeding in which the individual is entitled to indemnification will be paid or reimbursed by Pacific Continental, upon request of such person, in advance of the final disposition of such action, suit or proceeding upon receipt by the corporation of a written, unsecured promise by the person to repay such amount if a court having jurisdiction and from which there is no further right of appeal has determined that the person is not eligible for indemnification. All expenses incurred by such person in connection with such action, suit or proceeding will be considered reasonable unless a court having jurisdiction, and from which there is no further right of appeal, has determined that the are unreasonable.

Notwithstanding the standards of conduct outlined above, a person successfully defending any action, suit or proceeding is entitled to actually and reasonably incurred expenses (including attorneys’ fees).

As a condition to indemnification, written notification to Capital Pacific must be provided promptly after a person is named in an action, suit or proceeding for which they are eligible for indemnification. Failure to provide notice allows a majority of the disinterested directors or shareholders entitled to vote to deny the right to indemnification or to reduce the amount awarded upon a determination that the failure to provide notice was prejudicial to Capital Pacific.

Notwithstanding the indemnification provisions above, the Pacific Continental Articles provide that Pacific Continental will not indemnify any person for expenses incurred as a result of (1) any breach of the director’s duty of loyalty to Pacific Continental or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) any unlawful distribution; or (4) any transaction from which the director derived an improper personal benefit.

Notwithstanding the indemnification provisions above, Pacific Continental will provide indemnification and advancement of expenses in connection with either an administrative proceeding or a civil action instituted by a federal banking agency to the extent permitted, and in the manner prescribed by the state or federal laws or regulations applicable to Pacific Continental, or any formal policies adopted by a regulatory agency having jurisdiction over Pacific Continental.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Pacific Continental common stock is listed on the Nasdaq Global Select market under the symbol “PCBK,” and Capital Pacific’s stock is traded over the counter under the OTCQB trading symbol “CPBO”. The following table sets forth the high and low reported closing sale prices per share of Pacific Continental Corporation common stock and Capital Pacific Bancorp common stock, and the cash dividends declared per share for the periods indicated.

	Pacific Continental Corporation Common Stock			Capital Pacific Bancorp Common Stock
	High	Low	Dividend	High	Low	Dividend
2012
First Quarter	$9.83	$8.23	$0.05	$5.85	$3.55	$0.00
Second Quarter	9.72	8.41	0.06	6.50	5.75	0.00
Third Quarter	9.70	8.80	0.09	6.90	5.90	0.00
Fourth Quarter	9.80	8.88	0.11	7.05	6.46	0.00
2013
First Quarter	11.93	9.56	0.16	8.90	6.65	0.00
Second Quarter	11.87	9.86	0.14	7.80	7.10	0.00
Third Quarter	13.74	11.41	0.21	8.25	7.30	0.00
Fourth Quarter	16.28	12.51	0.22	8.25	7.66	0.00
2014
First Quarter	16.09	13.14	0.20	8.95	7.66	0.00
Second Quarter	14.85	12.78	0.21	9.35	8.81	0.00
Third Quarter	14.37	12.85	0.13	9.50	9.01	0.00
Fourth Quarter	14.66	12.58	0.15	15.70	9.05	0.00

On November 18, 2014, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of Pacific Continental Corporation common stock as reported on the Nasdaq Global Select Market was $14.04. On [                    ], 2015, the last practicable trading day before the date of this proxy statement/prospectus, the closing sale price of shares of Pacific Continental Corporation common stock as reported on the Nasdaq Global Select Market was $[        ].

On November 18, 2014, the last full trading day before the public announcement of the merger agreement, the closing sale price of shares of Capital Pacific Bancorp common stock on the OTCQB over the counter market was $9.35. On [                    ], 2015, the last practicable trading day before the date of this proxy statement/prospectus, the closing sale price of shares of Capital Pacific Bancorp common stock on the OTCQB over the counter market was $[        ].

As of [                    ], 2015, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for Pacific Continental Corporation and Capital Pacific Bancorp, respectively, there were approximately [        ] registered holders of Pacific Continental Corporation common stock and approximately [        ] registered holders of Capital Pacific Bancorp common stock.

The following table shows the closing sale prices of Pacific Continental Corporation common stock and Capital Pacific Bancorp common stock as reported on the Nasdaq Global Select Market and over the counter, respectively, on November 18, 2014, the last full trading day before the public announcement of the merger agreement, and on [                    ], 2015, the last practicable trading day before the date of this proxy statement/prospectus. The following table also shows the approximate implied value of the per share stock consideration issuable for each share of Capital Pacific Bancorp common stock, which we calculated by multiplying the closing price of Pacific Continental Corporation common stock on those dates by the exchange ratio of 1.132 (assuming that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, will be equal to or greater than $12.01 but less than or equal to $16.25).

	Pacific Continental Corporation Common Stock			Capital Pacific Bancorp Common Stock			Implied Value of Merger Consideration for One Share of Capital Pacific Bancorp Common Stock(1)
November 18, 2014		$14.04			$9.35			$15.89
[ ], 2015	$	[	]	$	[	]	$	[	]

(1)	Assumes that the average price per share of Pacific Continental common stock, as reported on Nasdaq for the 20 trading days ending on and including the 5th trading day prior to the effective date of the merger, will be equal to or greater than $12.01 but less than or equal to $16.25. The approximate implied value of the per share stock consideration issuable for each share of Capital Pacific Bancorp common stock will change if the average share price of Pacific Continental common stock is less than $12.01 or greater than $16.25.

Capital Pacific Bancorp shareholders are advised to obtain current market quotations for Pacific Continental Corporation common stock and Capital Pacific Bancorp common stock. The market price of Pacific Continental Corporation common stock and Capital Pacific Bancorp common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Pacific Continental Corporation common stock or Capital Pacific Bancorp common stock before or after the effective date of the merger. Changes in the market price of Pacific Continental Corporation common stock prior to the completion of the merger will affect the market value of the stock consideration that Capital Pacific Bancorp shareholders will receive upon completion of the merger.

SECURITY OWNERSHIP OF CAPITAL PACIFIC BANCORP DIRECTORS, EXECUTIVE

OFFICERS AND CERTAIN BENEFICIAL OWNERS OF CAPITAL PACIFIC BANCORP

The following table sets forth the number of shares of Capital Pacific Bancorp’s common stock beneficially owned, as of November 30, 2014, by each person known to be the beneficial owner of 5% or more of the outstanding shares of Capital Pacific Bancorp common stock, by each director of Capital Pacific Bancorp or Capital Pacific Bank, by each executive officer of Capital Pacific, and by the current directors and executive officers of Capital Pacific as a group. The table includes shares held in the Capital Pacific Bancorp Deferred Compensation Plan for the benefit of individual directors and officers totaling 96,436 shares. In computing the percentage of shares beneficially owned by each person or group of persons, any shares which the person (or group) has a right to acquire within sixty (60) days after November 30, 2014, are deemed outstanding for the purpose of computing the percentage of common stock beneficially owned by that person (or group), but are not deemed outstanding for the purpose of computing the percentage of shares beneficially owned by any other person.

	Shares of Capital Pacific Common Stock Beneficially Owned(1)		Percent of Common Stock(2)
5% or Greater Owners

Blue Pine Financial Opportunities Fund L.P. 964 Fifth Ave, Suite 214, San Diego, CA 92101	243,729	(3)	9.5%

Resource America, Inc. 712 Fifth Avenue, 10th Floor, New York, NY 10019	211,946		8.3%

Davis Partnership, L.P. 456 Montgomery Street, Suite 1250 San Francisco, CA 94104	200,000	(4)	7.8%

The Banc Funds Company 20 North Wacker Drive Suite 3300 Chicago, IL 60606	230,637		9.0%

Directors, Nominees and Executive Officers

Mark Stevenson	70,547	(5)	2.7%
Felice Belfiore	27,395	(6)	1.1%
Harlan Barcus	41,257	(7)	1.6%
Tyson Smith	27,693	(8)	1.1%
Ron May	14,238	(9)	*
Werner G. Nistler, Jr.	38,726	(10)	1.5%
Ronald A. Shellan	39,368	(11)	1.5%
Thomas Tomjack	38,272	(12)	1.5%
Grant Watkinson	16,926		*
Karen Whitman	35,509	(13)	1.3%
Scott Andrews	—		—
Michael Blanchard	320	(14)	*
Josiah C. Hornblower	243,729	(3)	9.5%
All directors and executive officers as a group (13 persons)	593,980	(15)	22.3%

*	Less than 1%.
(1)

In accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, a person is deemed to be the beneficial owner of any shares of common stock if such person has or shares voting power and/or investment power with respect to the shares, or has a right to acquire beneficial ownership at any time within 60 days from November 30, 2014. As used herein, “voting power” includes the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. Shares subject to outstanding stock options, which an individual has the right to acquire within 60 days of November 30, 2014 (“exercisable stock options”), are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class of stock owned by such individual or any group including such individual only. Beneficial ownership may be disclaimed as to certain of the securities. The business address of each of the executive officers and directors of Capital Pacific is c/o Capital Pacific Bancorp, 805 S.W. Broadway, Suite 780, Portland, Oregon 97205.
(2)	Percentage calculated on the basis of 2,564,373 shares outstanding on November 30, 2014.
(3)	Josiah Hornblower is the managing partner of Blue Pine Partners, LLC, which is the general partner of Blue Pine Financial Opportunities Fund L.P. Mr. Hornblower has shared voting power and shared investment power over the shares owned by Blue Pine Financial Opportunities Fund L.P.
(4)	Includes 175,000 shares held by Davis Partnership, L.P. and 25,000 shares held by LAD Trust. Mr. Lanse Davis is the Managing Principal of Davis Capital Partners, LLC, the general partner of Davis Partnership, L.P., and a beneficiary of LAD Trust. In such capacities, Mr. Davis has shared voting power and shared investment power over the shares owned by Davis Partnership, L.P. and LAD Trust.
(5)	Includes 20,000 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(6)	Includes 11,671 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(7)	Includes 12,352 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(8)	Includes 12,688 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(9)	Includes 1,332 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(10)	Includes 5,830 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(11)	Includes 10,330 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options
(12)	Includes 10,330 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(13)	Includes 12,230 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.
(14)	Mr. Blanchard is a member of the Board of Directors in accordance with an agreement, dated March 18, 2013, among Capital Pacific Bancorp, Davis Partnership, L.P. and certain of Davis Partnership, L.P.’s affiliates which beneficially own shares of common stock, as described in note 4 above.
(15)	Includes 95,427 shares which could be acquired within 60 days of November 30, 2014, by exercise of stock options.

LEGAL MATTERS

The validity of the Pacific Continental Corporation common stock to be issued in connection with the merger will be passed upon for Pacific Continental Corporation, as to matters governed by the federal law of the United States, by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, and, as to matters governed by the laws of the State of Oregon, by White, Summers, Caffee & James, LLP, Portland, Oregon. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Pacific Continental Corporation by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, and for Capital Pacific Bancorp by Miller Nash LLP, Portland, Oregon.

EXPERTS

The consolidated financial statements of Pacific Continental Corporation and its subsidiaries as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in the proxy statement/prospectus which is part of this Registration Statement, in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Pacific Continental Corporation has filed with the SEC a registration statement under the Securities Act of 1933, as amended, that registers the issuance of the shares of Pacific Continental Corporation common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Pacific Continental Corporation in addition to being a proxy statement for Capital Pacific Bancorp shareholders. The registration statement, including this proxy statement/prospectus and the attached annexes and exhibits, contains additional relevant information about Pacific Continental Corporation and Pacific Continental Corporation common stock.

Pacific Continental Corporation also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, such as Pacific Continental Corporation, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Pacific Continental Corporation with the SEC are also available, at no cost, at Pacific Continental Corporation’s website at www.therightbank.com, or by contacting Pacific Continental Corporation at the address and telephone number set forth below.

The web addresses of the SEC and Pacific Continental Corporation are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

As permitted by SEC rules, this proxy statement/prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The SEC allows Pacific Continental Corporation to incorporate by reference information in this proxy statement/prospectus. This means that Pacific Continental Corporation can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus and later information that Pacific Continental Corporation files with the SEC.

This proxy statement/prospectus incorporates by reference the documents listed below that Pacific Continental Corporation previously filed with the SEC. They contain important information about Pacific Continental and its financial condition.

Pacific Continental Corporation SEC Filings (SEC File No. 000-30106)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2013

Proxy Statement on Schedule 14A, as amended	Filed on April 7, 2014

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2014, June 30, 2014 and September 30, 2014

Current Reports on Form 8-K or 8-K/A	Filed on January 22, April 16, May 1, June 25, June 30, July 24, October 22, and November 20, 2014, and January 2, 2015 (other than those portions of the documents deemed to be furnished and not filed)

Description of Pacific Continental Corporation’s common stock contained in a registration statement filed under the Exchange Act	The description of Pacific Continental Corporation’s common stock contained in its Current Report on Form 8-K, filed with the SEC on September 3, 2009, including any amendment or report filed for the purpose of updating such description.

In addition, Pacific Continental Corporation also incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Capital Pacific Bancorp special meeting, provided that Pacific Continental Corporation is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, Pacific Continental Corporation has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Pacific Continental Corporation, and Capital Pacific Bancorp has supplied all information contained or incorporated by reference relating to Capital Pacific Bancorp.

You can obtain any of the documents incorporated by reference from the SEC. Documents incorporated by reference are also available from Pacific Continental Corporation without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Pacific Continental Corporation at the following address and phone number:

Pacific Continental Corporation

111 West 7th Avenue

Eugene, OR 97401

Attention: Investor Relations;

Telephone: (503) 268-6675

Capital Pacific Bancorp shareholders requesting documents must do so by [                    ], 2015, to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Pacific Continental Corporation, Pacific Continental Corporation will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Capital Pacific does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Pacific Continental Corporation nor Capital Pacific Bancorp has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to Capital Pacific shareholders nor the issuance of Pacific Continental Corporation common stock in the merger shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

PACIFIC CONTINENTAL CORPORATION,

PACIFIC CONTINENTAL BANK,

CAPITAL PACIFIC BANCORP

and CAPITAL PACIFIC BANK

Dated as of November 19, 2014

1.	DEFINED TERMS		A-2

2.	MERGER		A-9
	2.1	The Merger	A-9
	2.2	Exchange Procedures	A-13
	2.3	Dissenters’ Shares	A-15
	2.4	The Bank Merger	A-16

3.	DISCLOSURE SCHEDULES		A-16

4.	REPRESENTATIONS AND WARRANTIES OF CAPITAL PACIFIC AND THE BANK		A-16
	4.1	Organization, Standing and Authority	A-16
	4.2	Authorized and Outstanding Stock and Other Rights	A-17
	4.3	Financial Statements; Internal Controls	A-17
	4.4	Articles of Incorporation, Bylaws, Minutes	A-19
	4.5	No Holding Company or Joint Ventures; Subsidiaries	A-19
	4.6	Books and Records	A-20
	4.7	Legal Proceedings	A-20
	4.8	Compliance with Laws	A-20
	4.9	Regulatory Matters	A-21
	4.10	Loans	A-21
	4.11	Commitments	A-22
	4.12	Investment Securities	A-22
	4.13	Environmental Matters	A-22
	4.14	No Material Adverse Effect; Other Changes	A-23
	4.15	Regulatory Approvals; No Defaults	A-23
	4.16	Corporate and Shareholder Approval of Agreement, Binding Obligations	A-23
	4.17	Takeover Laws	A-24
	4.18	Tax Matters	A-24
	4.19	Real Property, Leased Personal Property	A-26
	4.20	Insurance	A-26
	4.21	Intellectual Property	A-27
	4.22	Material Contracts and Agreements; Defaults	A-28
	4.23	Employee Benefits	A-29
	4.24	Labor and Employment Matters	A-31
	4.25	Allowance for Loan and Lease Losses	A-33
	4.26	Repurchase Agreements	A-33
	4.27	Shareholder List	A-33
	4.28	Interests of Directors and Others	A-33
	4.29	Brokers and Finders	A-33
	4.30	Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates	A-34
	4.31	Risk Management Instruments	A-34
	4.32	Derivative Transactions	A-34
	4.33	No Additional Representations	A-35

5.	REPRESENTATIONS AND WARRANTIES OF PCC AND PCB		A-35
	5.1	Organization, Standing and Authority	A-35
	5.2	Authorized and Outstanding Stock and Other Rights	A-35
	5.3	Financial Reports and Securities Documents; Internal Controls	A-36
	5.4	Articles of Incorporation and Bylaws	A-37
	5.5	Legal Proceedings	A-37

A-i

	5.6	Regulatory Matters	A-37
	5.7	Material Adverse Effect	A-37
	5.8	Regulatory Approvals; No Defaults	A-38
	5.9	Corporate and Shareholder Approval of Agreement; Binding Obligations	A-38
	5.10	Brokers and Finders	A-38
	5.11	Financial Ability	A-38
	5.12	No Additional Representations	A-38

6.	COVENANTS OF CAPITAL PACIFIC AND THE CAPITAL PACIFIC SUBSIDIARIES		A-39
	6.1	Conduct of Business of Capital Pacific Prior to the Effective Time	A-39
	6.2	Forbearances of Capital Pacific and the Capital Pacific Subsidiaries; Adverse Actions	A-39
	6.3	No Solicitation	A-42
	6.4	Takeover Laws and Provisions	A-43
	6.5	Shareholder Approval	A-43
	6.6	Consents and Regulatory Matters	A-43
	6.7	Reports, Financial Statements and Additional Information	A-44
	6.8	Taxes	A-45
	6.9	Rights of Access	A-45
	6.10	Updating and Correcting Information and the Capital Pacific Disclosure Schedule	A-46
	6.11	Other Actions	A-46

7.	COVENANTS OF PCC		A-46
	7.1	Forbearances of PCC; Adverse Actions	A-46
	7.2	Registration Statement; Blue Sky Filings; Nasdaq Listing	A-46
	7.3	Consents and Regulatory Matters	A-47
	7.4	Updating and Correcting Information	A-48
	7.5	Other Actions	A-48
	7.6	Employee Matters	A-48
	7.7	Indemnification of Directors and Officers; D&O Insurance	A-51

8.	CONDITIONS PRECEDENT		A-52
	8.1	Conditions to Each Party’s Obligation	A-52
	8.2	Conditions to Obligations of PCC and PCB	A-53
	8.3	Conditions to Obligations of Capital Pacific and the Bank	A-54

9.	CLOSING		A-55

10.	TERMINATION		A-55
	10.1	Procedure for Termination	A-55
	10.2	Effect of Termination	A-56
	10.3	Documents	A-57

11.	MISCELLANEOUS PROVISIONS		A-57
	11.1	Amendment or Modification	A-57
	11.2	Public Statements	A-57
	11.3	Confidentiality	A-58
	11.4	Waivers and Extensions	A-58
	11.5	Expenses	A-58
	11.6	Binding Effect, No Assignment	A-58
	11.7	Representations and Warranties	A-58
	11.8	Specific Performance	A-58
	11.9	No Benefit to Third Parties	A-58
	11.10	Notices	A-59
	11.11	Governing Law	A-59
	11.12	Entire Agreement	A-60

A-ii

11.13	Headings	A-60
11.14	Counterparts	A-60
11.15	Material Adverse Effect	A-60
11.16	Survival	A-60

Exhibit A-1 – Form of Director Agreement
Exhibit A-2 – Form of Voting Agreement
Exhibit B – Plan of Merger
Exhibit C – Bank Plan of Merger
Exhibit D – Certificate of Chief Executive and Financial Officers of Capital Pacific and the Bank

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger is entered into effective as of the 19th day of November, 2014 (this “Agreement”), by and among Pacific Continental Corporation (“PCC”), Pacific Continental Bank (“PCB”), Capital Pacific Bancorp (“Capital Pacific”), and Capital Pacific Bank (“the Bank”).

RECITALS:

A. PCC is an Oregon corporation and bank holding company with its principal office in Eugene, Oregon.

B. PCB is an Oregon state-chartered bank with its principal office in Eugene, Oregon, and is a wholly-owned subsidiary of PCC.

C. Capital Pacific is an Oregon corporation and bank holding company with its principal office in Portland, Oregon.

D. The Bank is an Oregon state-chartered bank, with its principal office in Portland, Oregon and a wholly-owned subsidiary of Capital Pacific.

E. The Boards of Directors of Capital Pacific and the Bank have determined that the Mergers (defined below) are advisable and in the best interests of their respective shareholders and have approved and adopted this Agreement whereby PCC would acquire Capital Pacific by means of a merger of Capital Pacific with and into PCC (the “Merger”) on the terms and subject to the conditions set forth herein.

F. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

G. The Boards of Directors of PCC and PCB have determined that this Agreement and the Mergers are consistent with PCC’s business strategies and goals, and are in the best interests of PCC and PCB and their respective shareholders and have approved and adopted this Agreement.

H. PCC has required, as a condition to its willingness to enter into this Agreement, that each of the directors of Capital Pacific, effective as of the date of this Agreement, enter into an agreement pursuant to which, among other things, each agrees to vote all shares of Capital Pacific Common Stock beneficially owned by such director in favor of the actions contemplated by this Agreement and each of such directors agrees to refrain from competing with PCC and/or PCB and their respective businesses for a period of time or, in the case of the directors affiliated with an entity that beneficially owns at least 5% of the outstanding shares of Capital Pacific Common Stock, to refrain from serving as a director of a competing business which is headquartered in the Pacific Northwest, and each such director of Capital Pacific has entered into such agreements.

I. PCC has required, as a condition to its willingness to enter into this Agreement, that each entity affiliated with a director that beneficially owns at least 5% of the outstanding shares of Capital Pacific Common Stock, effective as of the date of this Agreement, enter into an agreement pursuant to which, among other things, each agrees to vote all shares of Capital Pacific Common Stock beneficially owned by such shareholder in favor of the actions contemplated by this Agreement and each such shareholder of Capital Pacific has entered into such agreement.

J. Capital Pacific has received from Feldman Financial Advisors, Inc., an opinion to the effect that the Merger Consideration is fair from a financial point of view to Capital Pacific shareholders.

K. The parties intend that the transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under Section 368(a) of the Code (defined below), and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, the parties hereby enter into this Agreement and agree as follows:

1. DEFINED TERMS. For purposes of this Agreement, the following terms shall have the definitions given:

(a) “Acquisition Proposal” means any proposal or offer with respect to the following involving Capital Pacific or the Bank: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 15% or more of either of their respective consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 15% or more of the outstanding shares of either of their respective capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Mergers provided for in this Agreement; provided, however, that as such term is used in clause (ii) of the first sentence of Section 6.3(a) hereof, the phrase “15% or more” in each of clauses (2) and (3) above shall be replaced by the phrase “more than 50%”.

(b) “ADA” has the meaning set forth in Section 4.19.

(c) “Aggregate Cash Consideration” means $16,411,994 as of the date of this Agreement, subject to potential adjustment as provided for herein, which is payable to the holders of Capital Pacific Common Stock and does not include consideration for Capital Pacific Stock Options or Capital Pacific RSUs, as provided for in Section 2.1.7, which will be in addition to the Aggregate Cash Consideration payable in the Merger.

(d) “Aggregate Stock Consideration” means the aggregate number of shares of PCC Common Stock issuable to holders of Capital Pacific Common Stock, as provided in Section 2.1.4(b), subject to potential adjustment as provided for in Section 2.1.4(b), which does not include any shares of PCC Common Stock issuable to holders of Capital Pacific Stock Options or Capital Pacific RSUs as provided in Section 2.1.7, which will be in addition to the Aggregate Stock Consideration issuable in the Merger. For the avoidance of doubt, the value of the Aggregate Stock Consideration issued by PCC pursuant to Section 2 may fluctuate based on the PCC Average Share Price and as provided in Section 2.1.4.

(e) “Agreement” has the meaning set forth in the Preamble.

(f) “Allowance for Loan and Lease Losses” means, as of a specified date, the allowance for loan and lease losses and off-balance sheet commitments of the Bank maintained by management of the Bank at a level which is adequate for potential loan and lease losses and off-balance sheet commitments and as adjusted from time to time in accordance with the Bank’s established methodology (with such amount to be determined in accordance with GAAP and applicable regulatory accounting principles and consistent with the past practices of the Bank).

(g) “Bank” has the meaning set forth in the Preamble.

(h) “Bank Articles” means the articles of incorporation, as amended, of the Bank.

(i) “Bank Board” means the board of directors of the Bank.

(j) “Bank Bylaws” means the bylaws, as amended, of the Bank.

(k) “Bank Merger” has the meaning set forth in the Recitals.

(l) “Bank Plan of Merger” means the Plan of Merger to be executed by PCB and the Bank and delivered to the Oregon Director for filing, substantially in the form attached hereto as Exhibit C.

(m) “Bank Secrecy Act” means the Federal Bank Secrecy Act, as amended, and its implementing regulations.

(n) “Business Day” shall mean any day other than a Saturday or Sunday on which banks in the State of Oregon are not required or authorized by law to be closed.

(o) “Capital Pacific Articles” means the articles of incorporation, as amended, of Capital Pacific.

(p) “Capital Pacific Board” means the board of directors of Capital Pacific.

(q) “Capital Pacific Bylaws” means the bylaws, as amended, of Capital Pacific.

(r) “Capital Pacific Certificates” has the meaning set forth in Section 2.2(a).

(s) “Capital Pacific Common Stock” means the common stock, without par value, of Capital Pacific.

(t) “Capital Pacific DC Plan” has the meaning set forth in Section 7.6(h).

(u) “Capital Pacific Financial Statements” has the meaning set forth in Section 4.3(a).

(v) “Capital Pacific 401(k) Plan” has the meaning set forth in Section 7.6(k).

(w) “Capital Pacific Insurance Policies” has the meaning set forth in Section 4.20.

(x) “Capital Pacific Meeting” has the meaning set forth in Section 6.5.

(y) “Capital Pacific Off Balance Sheet Transaction” has the meaning set forth in Section 4.3(g).

(z) “Capital Pacific Plans” has the meaning set forth in Section 4.23(a).

(aa) “Capital Pacific Preferred Stock” means the preferred stock, without par value, of Capital Pacific.

(bb) “Capital Pacific Property” has the meaning set forth in Section 4.13.

(cc) “Capital Pacific Proprietary Rights” has the meaning set forth in Section 4.21(b).

(dd) “Capital Pacific Real Property” has the meaning set forth in Section 4.19.

(ee) “Capital Pacific RSU” has the meaning set forth in Section 2.1.7(b).

(ff) “Capital Pacific Stock Option” has the meaning set forth in Section 2.1.7(a).

(gg) “Capital Pacific Stock Plan” means the Capital Pacific Bancorp 2003 Stock Option Plan.

(hh) “Capital Pacific Subsidiary” means any Person of which (i) Capital Pacific directly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (ii) Capital Pacific is, or directly or indirectly has the power to appoint, a general manager, manager or managing member.

(ii) “Capital Pacific Welfare Plans” has the meaning set forth in Section 7.6(b).

(jj) “Cash Election” has the meaning set forth in Section 2.1.5(a).

(kk) “Cash Election Shares” has the meaning set forth in Section 2.1.5(a).

(ll) “CFPB” means the Consumer Financial Protection Bureau.

(mm) “Closing” has the meaning set forth in Section 9.

(nn) “COBRA” has the meaning set forth in Section 4.23(f).

(oo) “Code” means the Internal Revenue Code of 1986, as amended.

(pp) “Confidentiality Agreement” means the letter agreement, dated as of September 3, 2014, by and between PCC and Capital Pacific.

(qq) “Confidentiality Policies” has the meaning set forth in Section 4.21(e).

(rr) “Continuing Employees” has the meaning set forth in Section 7.6(b).

(ss) “Contract” means any agreement, contract, undertaking, obligation, instrument, note, power of attorney, evidence of indebtedness, purchase order, quotation, license or other commitment, whether oral or written, express or implied.

(tt) “D&O Insurance” has the meaning set forth in Section 7.7(d).

(uu) “Derivative Transaction” has the meaning set forth in Section 4.32(c).

(vv) “Director Agreements” means the voting and non-competition agreements entered into effective as of the date hereof by and among PCC, Capital Pacific and each of the directors of Capital Pacific, substantially in the form attached hereto as Exhibit A-1.

(ww) “Disclosure Schedule” has the meaning set forth in Section 3.

(xx) “Dissenters’ Shares” has the meaning set forth in Section 2.1.6.

(yy) “Dissenting Shareholder” means any holder of Dissenters’ Shares.

(zz) “Effective Date” is the date on which the Effective Time occurs, as provided for in Section 9.

(aaa) “Effective Time” has the meaning set forth in Section 2.1.2.

(bbb) “Election Deadline” has the meaning set forth in Section 2.1.5(b).

(ccc) “Election Form” has the meaning set forth in Section 2.1.5(a).

(ddd) “Employee Benefit Plans” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, stock appreciation, stock-based, employment or consulting, severance pay or benefit, retention, change in control, savings, retiree medical or life insurance, medical insurance, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, retirement, supplemental retirement, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Capital Pacific or the Bank, or by any ERISA Affiliate, or as to which Capital Pacific or the Bank or any ERISA Affiliate, has, or may have, any liability or obligation, contingent or otherwise, whether written or oral.

(eee) “Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and OSHA, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

(fff) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(ggg) “ERISA Affiliate” has the meaning set forth in Section 4.23(a).

(hhh) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(iii) “Fairness Opinion” has the meaning set forth in Section 8.2(e).

(jjj) “FDIC” means the Federal Deposit Insurance Corporation.

(kkk) “FHA” means the Federal Housing Administration.

(lll) “FHLMC” means the Federal Home Loan Mortgage Corporation.

(mmm) “FINRA” means the Financial Industry Regulatory Authority.

(nnn) “FNMA” means the Federal National Mortgage Association.

(ooo) “FRB” means the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco.

(ppp) “GAAP” means accounting principles generally accepted in the United States.

(qqq) “GNMA” means the Government National Mortgage Association.

(rrr) “Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality, and includes all Regulatory Authorities.

(sss) “Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, waste, material or substance within the meaning of Environmental Laws or any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous chemical, waste, substance or material, all as now in effect.

(ttt) “Indemnified Parties” has the meaning set forth in Section 7.7(a).

(uuu) “IT Assets” has the meaning set forth in Section 4.21(f).

(vvv) “Knowledge” means the actual knowledge after reasonable investigation (i) with respect to Capital Pacific or the Bank, of any officer with the title of not less than executive vice president of Capital Pacific or the Bank, and (ii) with respect to PCC or PCB, by any officer with the title of not less than executive vice president of PCC or PCB.

(www) “Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance of any kind.

(xxx) “Loan” means a written or oral agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to the Bank.

(yyy) “Local Barriers Acts” has the meaning set forth in Section 4.19.

(zzz) “Material Adverse Effect” has the meaning set forth in Section 11.15.

(aaaa) “Material Contracts” means those Contracts on the Capital Pacific Disclosure Schedule listed under Section 4.22 thereof or Contracts that should have been listed on the Capital Pacific Disclosure Schedule pursuant to Section 4.22.

(bbbb) “Maximum Cash Consideration” has the meaning set forth in Section 2.1.5(d)(i).

(cccc) “Merger” has the meaning set forth in the Recitals.

(dddd) “Merger Consideration” has the meaning set forth in Section 2.1.6.

(eeee) “Mergers” has the meaning set forth in the Recitals.

(ffff) “Mixed Election” has the meaning set forth in Section 2.1.5(a).

(gggg) “No-Election Shares” has the meaning set forth in Section 2.1.5(a).

(hhhh) “Non-Election” has the meaning set forth in Section 2.1.5(a).

(iiii) “OBCA” means the Oregon Business Corporation Act.

(jjjj) “Order” means any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any court or other Governmental Authority of competent jurisdiction.

(kkkk) “Oregon Director” means the Director of the Oregon Department of Consumer and Business Services acting by and through the administration of the Division of Finance and Corporate Securities.

(llll) “OSHA” has the meaning set forth in Section 4.19.

(mmmm) “Patriot Act” means the USA Patriot Act of 2001 and the regulations promulgated thereunder.

(nnnn) “PBGC” means the Pension Benefit Guaranty Corporation.

(oooo) “PCB” has the meaning set forth in the Preamble.

(pppp) “PCB 401(k) Plan” has the meaning set forth in Section 7.6(j).

(qqqq) “PCB Welfare Plans” has the meaning set forth in Section 7.6(b).

(rrrr) “PCC” has the meaning set forth in the Preamble.

(ssss) “PCC Average Share Price” means the average of the closing price per share of PCC Common Stock, as reported on Nasdaq for the 20 trading days ending on and including the fifth (5th) trading day prior to the Effective Date.

(tttt) “PCC Common Stock” means the shares of PCC common stock, no par value per share, issued and outstanding from time to time.

(uuuu) “Pension Benefit Plan” has the meaning set forth in Section 4.23(d).

(vvvv) “Per Share Cash Consideration” has the meaning set forth in Section 2.1.4(a).

(wwww) “Per Share Stock Consideration” has the meaning set forth in Section 2.1.4(b).

(xxxx) “Person” means an individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or group. For purposes of this definition, the meaning of the term “group” shall be determined in accordance with Section 13(d)(3) of the Exchange Act and the rules of the SEC promulgated thereunder.

(yyyy) “Plan of Merger” means the Plan of Merger to be executed by PCC and Capital Pacific and delivered to the Oregon Secretary of State for filing, substantially in the form attached hereto as Exhibit B.

(zzzz) “Previously Disclosed” by a party means information set forth in its Disclosure Schedule or, in the case of PCC, also as disclosed in its periodic reports filed with the SEC under the Exchange Act or any registration statement filed under the Securities Act or, in the case of Capital Pacific, also as disclosed in the Capital Pacific Financial Statements or reports to shareholders made available to PCC.

(aaaaa) “Proprietary Rights” has the meaning set forth in Section 4.21(a).

(bbbbb) “Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 7.2(a), to be provided to all shareholders of Capital Pacific in connection with the submission of approval of the Merger to a shareholder vote.

(ccccc) “Reallocated Cash Shares” has the meaning set forth in Section 2.1.5(d)(i)(3).

(ddddd) “Reallocated Stock Shares” has the meaning set forth in Section 2.1.5(d)(ii)(2).

(eeeee) “Registration Statement” has the meaning assigned to such term in Section 7.2.

(fffff) “Regulatory Authority” means any federal, state or local governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (and including their holding companies) or issuers of securities (including, without limitation, the Oregon Director, the FRB, the FDIC and the CFPB).

(ggggg) “Resulting Bank” has the meaning set forth in Section 2.4.2.

(hhhhh) “Rights” means, with respect to Capital Pacific or any Capital Pacific Subsidiary, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of Capital Pacific or any Capital Pacific Subsidiary.

(iiiii) “SBA” means the Small Business Administration of the Department of Commerce.

(jjjjj) “SEC” means the Securities and Exchange Commission.

(kkkkk) “Securities Act” has the meaning set forth in Section 7.2(a).

(lllll) “Securities Documents” has the meaning set forth in Section 5.3(a).

(mmmmm) “Stock Election” has the meaning set forth in Section 2.1.5(a).

(nnnnn) “Stock Election Shares” has the meaning set forth in Section 2.1.5(a).

(ooooo) “Superior Proposal” has the meaning set forth in Section 6.3(a).

(ppppp) “Surviving Corporation” has the meaning set forth in Section 2.1.1.

(qqqqq) “Takeover Laws” and “Takeover Provisions” have the meanings set forth in Section 4.17.

(rrrrr) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise, including, without limitation, all income, franchise, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, net worth, excise, escheat, unclaimed property, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

(sssss) “Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including, without limitation, any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

(ttttt) “Total Non-Maturity Deposits” means the average daily balance during the period commencing on the date of this Agreement and ending on and including the tenth (10th) day preceding the Effective Time of total deposits less all time deposits (including brokered deposits and certificates of deposit placed through the Certificate of Deposit Account Registry Service, or “CDARs”), as reflected on the books and records of the Bank, all such amounts to be determined in accordance with GAAP and applicable regulatory accounting principles.

(uuuuu) “Total Shareholders’ Equity” means, as of a specified date, the total of Capital Pacific’s common stock, surplus, retained earnings and accumulated other comprehensive income as reflected on the books and records of Capital Pacific, disregarding changes in the fair value of investment securities of Capital Pacific in accordance with GAAP, as well as Transaction Expenses (for the purpose of determining “Total Shareholders’ Equity”, it is understood that the items excluded from “Transaction Expenses” in Section 11.5 shall be included, and Transaction Expenses shall be added back on an after-Tax basis using Capital Pacific’s then effective Tax rate), all such amounts to be determined in accordance with GAAP and applicable regulatory accounting principles.

(vvvvv) “Trade Secrets” has the meaning set forth in Section 4.21(a).

(wwwww) “Transaction Expenses” has the meaning set forth in Section 11.5.

(xxxxx) “VA” means the U.S. Department of Veterans Affairs.

(yyyyy) “Voting Agreement” means the voting agreements entered into effective as of the date hereof by and among PCC and those shareholders of Capital Pacific specified in Recital I, substantially in the form attached hereto as Exhibit A-2.

(zzzzz) “Welfare Benefit Plan” has the meaning set forth in Section 4.23(b).

2. MERGER.

2.1 The Merger.

2.1.1 On and subject to the terms and conditions of this Agreement and the Agreement of Merger, Capital Pacific shall be merged with and into PCC at the Effective Time, whereupon the separate existence of Capital Pacific shall cease and PCC shall be the surviving corporation (the “Surviving Corporation”). The directors and officers of PCC shall become the directors and officers of the Surviving Corporation at and as of the Effective Time. Each of PCC and PCB will take all necessary actions to appoint, as of the Effective Time, one current director of Capital Pacific, as previously agreed upon by the parties, to the respective Board of Directors of PCC and PCB. The Articles of Incorporation and Bylaws of PCC will be the Articles of Incorporation and Bylaws of Surviving Corporation. From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Capital Pacific and PCC.

2.1.2 Subject to the satisfaction or waiver of the conditions set forth in Section 8, the Merger shall become effective upon the occurrence of the filing of the Agreement of Merger with the Oregon Secretary of State as required under the OBCA and as of the date set forth in the Certificate of Merger issued by the Oregon Secretary of State, or such later date and time as may be set forth in such filing (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

2.1.3 At and as of the Effective Time, each outstanding share of Capital Pacific Common Stock that is owned by Capital Pacific as treasury stock immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

2.1.4 Merger Consideration. Subject to Sections 2.1.5, 2.1.6, 2.2, 2.3, 10.1(d), and 11.5, at and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Capital Pacific Common Stock (other than Dissenters’ Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, at the election of the holder thereof as provided in Section 2.1.5:

(a) Cash in an amount equal to $16.00 (the “Per Share Cash Consideration”); or

(b) 1.132 shares of PCC Common Stock provided that the PCC Average Share Price is equal to or greater than $12.01 but less than or equal to $16.25 (the “Per Share Stock Consideration”). To the extent that the PCC Average Share Price is less than $12.01, the Per Share Stock Consideration shall amount to, at PCC’s option, (i) a number of shares of PCC Common Stock equal to (w) $13.596 divided by (x) the PCC Average Share Price, rounded to the nearest thousandth, or (ii) 1.132 shares of PCC Common Stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the PCC Average Share Price. To the extent that the PCC Average Share Price is greater than $16.25, the Per Share Stock Consideration shall amount to a number of shares of PCC Common Stock equal to (y) $18.394 divided by (z) the PCC Average Share Price, rounded to the nearest thousandth. If, between the date hereof and the Effective Time, the outstanding shares of PCC Common Stock shall have been increased, decreased, changed into or exchanged for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of PCC Common Stock for which no consideration is received, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration to provide the holders of shares of Capital Pacific Common Stock which have converted into the stock portion of the Merger Consideration the same economic effect as contemplated by this Agreement with respect to the stock portion of the Merger Consideration prior to such event.

2.1.5 Election Procedures.

(a) Election Form. An election form, in such form as PCC and Capital Pacific shall reasonably agree (the “Election Form”), shall be mailed no later than the date on which the Proxy Statement/Prospectus is mailed to each holder of Capital Pacific Common Stock as of the record date for the Capital Pacific Meeting. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 2.1.5(c), (i) to elect to receive PCC Common Stock with respect to all of such holder’s Capital Pacific Common Stock (a “Stock Election”), (ii) to elect to receive cash with respect to all of such holder’s Capital Pacific Common Stock (a “Cash Election”), (iii) to elect to receive cash with respect to 40% of such holder’s shares and shares of PCC Common Stock with respect to such holder’s remaining 60% of shares (a “Mixed Election”) or (iv) to indicate that such holder makes no such election with respect to such holder’s shares of Capital Pacific Common Stock (a “Non-Election”). Shares of Capital Pacific Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Capital Pacific Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Capital Pacific Common Stock as to which no election has been made, including any Capital Pacific Common Stock issued in connection with the exercise of a Capital Pacific Stock Option after the Election Deadline, are referred to herein as “No-Election Shares.” Nominee record holders who hold Capital Pacific Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares based upon the actions of the beneficial owners thereof. If a shareholder either (i) does not submit and continue to maintain through the Election Deadline a properly completed Election Form or (ii) fails to perfect his, her or its right to dissent under the OBCA, the shares of Capital Pacific Common Stock held by such shareholder shall be designated No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares (as defined herein).

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Pacific Time, on the Business Day that is five (5) Business Days prior to the Effective Date, or such other date as PCC and Capital Pacific shall mutually agree upon.

(c) Effective Election. Any election to receive PCC Common Stock and/or cash shall have been properly made only if the agent designated by PCC to act as the exchange agent for purposes of conducting the election procedure and the exchange procedure described in Section 2.2 (the “Exchange Agent”) shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of Capital Pacific Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither PCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. The Exchange Agent shall effect the allocation among holders of Capital Pacific Common Stock of rights to receive PCC Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than an amount equal to the Aggregate Cash Consideration (the “Maximum Cash Consideration”), then:

(1) all Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) shall be converted into the right to receive cash;

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equal the Maximum Cash Consideration. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(3) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is still less than the Maximum Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.1.5(e) a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration (provided that Stock Election Shares subject to a Mixed Election shall be treated as Reallocated Cash Shares only if the Stock Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Cash Shares will be converted into the right to receive cash; and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive PCC Common Stock.

(ii) Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Maximum Cash Consideration, then:

(1) all Stock Election Shares and a sufficient number of No-Election Shares shall be converted into the right to receive PCC Common Stock until the number of Cash Election Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration; provided that the Exchange Agent shall select which No-Election Shares shall be treated as Stock Election Shares in such a manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election;

(2) if, after following the procedures in Section 2.1.5(d)(ii)(1), the Cash Consideration is still over-subscribed, then the Exchange Agent shall convert on a pro rata basis as described below in Section 2.1.5(e) a sufficient number of Cash Election Shares (excluding any Dissenters’ Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equals the Maximum Cash Consideration (provided that Cash Election Shares subject to a Mixed Election shall be treated as Reallocated Stock Shares only if, and to the extent that, the Cash Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Stock Shares shall be converted into the right to receive PCC Common Stock; and

(3) the Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Maximum Cash Consideration, then subparagraphs (d)(i) and (ii) above shall not apply and all Cash Election Shares (subject to Section 2.1.6 with respect to Dissenters’ Shares) shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive PCC Common Stock.

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 2.1.5(d)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 2.1.5(d)(ii)(2) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) Adjustment Per Tax Opinion. Notwithstanding anything in this Section 2 to the contrary, if, based on the allocations described in Section 2.1.5(d), tax counsel to PCC reasonably determines that the amount of cash payable pursuant to Section 2.1.5 (prior to the application of this Section 2.1.5(f)) exceeds the maximum amount of cash that would enable such tax counsel and the tax counsel to Capital Pacific to deliver the tax opinions referred to in Sections 8.2(e) and 8.3(d) solely because the Merger would not satisfy the “continuity-of-interest” requirements of Section 368 of the Code (and relevant Treasury Regulations and other applicable authority), the amount of cash to be delivered (but for this Section 2.1.5(f)) with respect to each share of Capital Pacific Common Stock convertible, in whole or in part, into a right to receive cash shall be reduced to the minimum extent necessary (and PCC shall deliver with respect to each such share of Capital Pacific Common Stock, in lieu of the reduced amount of cash, that number of shares of PCC Common Stock having an aggregate value (based on the closing price of the PCC Common Stock on the Closing Date) equal to the reduced amount of cash) so that, in the reasonable determination of tax counsel to PCC, such tax counsel and the tax counsel to Capital Pacific shall be able to deliver the tax opinions referred to in Sections 8.2(e) and 8.3(d). In making its determination, tax counsel to PCC shall take into account cash in lieu of fractional shares, Dissenters’ Shares, payments made by Capital Pacific to its shareholders as redemption proceeds or as extraordinary dividends, shares of Capital Pacific Common Stock to be excluded from the relevant calculations, and such other considerations as such tax counsel reasonably deems necessary to take into account for purposes of making the Merger satisfy such “continuity-of-interest” requirements.

2.1.6 Dissenters’ Shares. All shares of Capital Pacific Common Stock that are held by a “dissenter” within the meaning of Oregon Revised Statutes §§ 60.551 et seq. (“Dissenters’ Shares”) shall be converted into the right to receive payment with respect thereto in accordance with the provisions of the OBCA and shall not be converted into or represent a right to receive the Merger consideration described in Section 2.1.4 (the “Merger Consideration”) unless and until such shares have lost their status as Dissenters’ Shares under Oregon Revised Statutes §§ 60.551 et seq. at which time each such share shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Capital Pacific Common Stock (which are not Dissenters’ Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2.

2.1.7 Stock Options; RSUs.

(a) Until the Effective Time, any holder of an outstanding and unexercised option to purchase shares of Capital Pacific Common Stock under the Capital Pacific Stock Plan (each, a “Capital Pacific Stock Option”) may exercise such Capital Pacific Stock Option as provided in the Capital Pacific Stock Plan, and shares of Capital Pacific Common Stock issued upon such exercise will be subject to the election procedures set forth in Section 2.1.5. At and as of the Effective Time, pursuant to the terms of a cancellation agreement, as provided for in Section 2.2(d), and without any further action on the part of any holder of a Capital Pacific Stock Option, each outstanding and unexercised Capital Pacific Stock Option, whether vested or unvested, shall be canceled, and in lieu thereof each holder of Capital Pacific Stock Options shall be entitled to receive (subject, in each case, to any Tax withholding and to PCC’s receipt of a cancellation agreement) an amount in cash equal to the product of: (i) the number of shares of Capital Pacific Common Stock subject to such Capital Pacific Stock Option as of immediately prior to the Effective Time, multiplied by (ii) the positive difference, if any, of the Per Share Cash Consideration minus the exercise price per share of such Capital Pacific Stock Option, which amount shall be payable, without interest, as soon as reasonably practicable following the Effective Time and in no event later than five (5) Business Days after the Effective Time. The Capital Pacific Board shall adopt such resolutions or take all such other action as are required to provide that the Capital Pacific Stock Plan shall terminate at the Effective Time. With respect to any Capital Pacific Stock Options for which the exercise price is equal to or greater than the Per Share Cash Consideration, such Capital Pacific Stock Option shall be cancelled for no consideration.

(b) At and as of the Effective Time, pursuant to the terms of a cancellation agreement, as provided for in Section 2.2(d), and without any further action on the part of any holder of a restricted stock unit, each

Restricted Stock Unit awarded by Capital Pacific and then outstanding and unexercised (each, a “Capital Pacific RSU”), whether vested or unvested, shall be canceled, and in lieu thereof each holder of Capital Pacific RSUs shall be entitled to receive (subject, in each case, to any Tax withholding and to PCC’s receipt of a cancellation agreement) an amount in cash equal to the product of: (i) the number of shares of Capital Pacific Common Stock subject to such Capital Pacific RSU as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Cash Consideration, which amount shall be payable, without interest, as soon as reasonably practicable following the Effective Time and in no event later than five (5) Business Days after the Effective Time. All Capital Pacific RSUs shall terminate at the Effective Time. The Capital Pacific Board shall adopt such resolutions or take all such other actions as are required to provide for the cancellation of the Capital Pacific RSUs as of the Effective Time. Capital Pacific RSUs that settle in shares of Capital Pacific Common Stock between the date of this Agreement and the Effective Time will be subject to the election procedures set forth in Section 2.1.5.

2.2 Exchange Procedures.

(a) Mailing of Transmittal Material. Provided that Capital Pacific has delivered, or caused to be delivered, to the Exchange Agent all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and PCC shall cause the Exchange Agent to, mail or deliver to each holder of record of Capital Pacific Common Stock, simultaneously with the mailing or delivery of the Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of Capital Pacific Common Stock (collectively, the “Capital Pacific Certificates”) shall pass, only upon proper delivery of such Capital Pacific Certificate(s) to the Exchange Agent advising such holder of the procedure for surrendering to the Exchange Agent) such Capital Pacific Certificate(s) in exchange for the consideration to which such holder may be entitled pursuant to Section 2.1.4 hereof. A letter of transmittal will be properly completed only if accompanied by a Capital Pacific Certificate or Certificates representing all shares of Capital Pacific Common Stock covered thereby, subject to the provisions of paragraph (e) of this Section 2.2. For those holders of No-Election Shares who have not surrendered a properly completed letter of transmittal and/or Capital Pacific Certificates evidencing such No-Election Shares before the Election Deadline, the Exchange Agent shall send such holders another letter of transmittal promptly following the Election Deadline indicating the allocation to such holders’ No-Election Shares of rights to receive PCC Common Stock and/or cash.

(b) PCC Deliveries. At least one (1) day prior to the Closing, for the benefit of the holders of Capital Pacific Certificates, (i) PCC shall deliver to the Exchange Agent certificates, or at PCC’s option, evidence of shares in book entry form, representing the number of shares of PCC Common Stock issuable to the holders of Capital Pacific Common Stock as part of the Merger Consideration and (ii) PCC shall deliver, or cause PCB to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to this Section 2, each to be delivered to the holders of Capital Pacific Common Stock in exchange for their Capital Pacific Certificates as provided in this Section 2. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PCC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(c) Exchange Agent Deliveries.

(i) After completion of the allocation referred to in paragraph (d) of Section 2.1.5 and upon the Closing, each holder of an outstanding Capital Pacific Certificate or Certificates who has properly surrendered such Capital Pacific Certificate or Certificates to the Exchange Agent (or affidavits of loss in lieu of such Certificates) will be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of PCC Common Stock and/or the amount of cash into which the aggregate number of shares of Capital Pacific Common Stock previously represented by such Capital Pacific Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of Capital Pacific Common Stock have been converted into PCC Common Stock, any other distribution theretofore paid with respect to PCC Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Capital Pacific Certificates (or affidavits of loss in lieu of such Certificates) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(ii) If a holder of Capital Pacific Certificates surrenders such Capital Pacific Certificates and a properly executed letter of transmittal to the Exchange Agent at least five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) Business Days following the Effective Date, to such holder of Capital Pacific Certificates the Merger Consideration into which the shares of Capital Pacific Common Stock represented by such Capital Pacific Certificates have been converted pursuant to Section 2.1.4. If a holder of Capital Pacific Certificates surrenders such Capital Pacific Certificates and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) Business Days following receipt of such Capital Pacific Certificates and properly executed letter of transmittal, deliver to such holder of Capital Pacific Certificates the Merger Consideration into which the shares of Capital Pacific Common Stock represented by such Capital Pacific Certificates have been converted pursuant to Section 2.1.4.

(iii) Each outstanding Capital Pacific Certificate which prior to the Effective Time represented Capital Pacific Common Stock and which is not surrendered to and accepted by the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PCC Common Stock and/or the right to receive the amount of cash into which such Capital Pacific Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Capital Pacific of Capital Pacific Certificates representing Capital Pacific Common Stock and, if such Capital Pacific Certificates are presented to Capital Pacific for transfer, they shall be cancelled against delivery of certificates for PCC Common Stock and/or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of PCC Common Stock under Section 2.1.4 until such Person surrenders the Capital Pacific Certificate or Certificates representing Capital Pacific Common Stock, at which time such dividends shall be remitted to such Person, without interest. In the event of a transfer of ownership of shares of Capital Pacific Common Stock that is not registered in the transfer records of Capital Pacific, the Merger Consideration to be delivered upon due surrender of the Capital Pacific Certificate may be delivered to such a transferee if the Capital Pacific Certificate formerly representing such shares is presented to PCC, accompanied by all documents reasonably required by PCC to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iv) In the event any Capital Pacific Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PCC or the Exchange Agent, the posting by such Person of a bond in such amount as PCC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Capital Pacific Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and the requirements of this Section 2.

(v) Unclaimed Merger Consideration. Any portion of the shares of PCC Common Stock and cash delivered to the Exchange Agent by PCC pursuant to Section 2.2(b) that remains unclaimed by the shareholders of Capital Pacific for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PCC. Any shareholders of Capital Pacific who have not theretofore complied with Section 2.2(c) shall thereafter look only to PCC for the consideration deliverable in respect of each share of Capital Pacific Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Capital Pacific Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of PCC Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PCC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Capital Pacific Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PCC and the Exchange Agent shall be entitled to rely upon the stock transfer books of Capital Pacific to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Capital Pacific Certificate, PCC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(d) Capital Pacific Stock Options and RSUs. At least fifteen (15) calendar days prior to the Effective Time, Capital Pacific (in consultation with PCC) or PCC shall mail to each holder of a Capital Pacific Stock Option or a Capital Pacific RSU a notice advising such holders of the proposed Effective Date, including a form of cancellation agreement and instructions to be reasonably agreed between PCC and Capital Pacific for delivering such cancellation agreement to PCC. Capital Pacific shall use its reasonable best efforts to obtain such cancellation agreements, duly executed, and, upon receipt thereof, promptly after the Effective Date, PCC shall deliver to each holder of such cancelled Capital Pacific Stock Option or Capital Pacific RSU the amount of cash calculated in accordance with Section 2.1.7, less any Taxes required to be withheld with respect thereto. If a holder of a Capital Pacific Stock Option or a Capital Pacific RSU does not deliver such cancellation agreement to PCC as provided for herein, the cash otherwise payable with respect thereto will be treated in accordance with the provisions set forth in Section 2.2(c)(iv).

(e) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PCC Common Stock shall be issued in the Merger. Each holder of Capital Pacific Common Stock who otherwise would have been entitled to a fraction of a share of PCC Common Stock (after taking into account all Capital Pacific Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Per Share Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(f) Withholding Rights. Each of PCC and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Capital Pacific Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax laws. To the extent that amounts are so withheld by the Surviving Corporation or PCC, as the case may be, such withheld amounts (i) shall be remitted by PCC or the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Capital Pacific Certificates in respect of which such deduction and withholding was made by the Surviving Corporation or PCC, as the case may be.

2.3 Dissenters’ Shares. Any Dissenting Shareholder who shall be entitled to be paid the fair value of such shareholder’s shares of Capital Pacific Common Stock, as provided in § 60.577 of the OBCA, shall not be entitled to the Merger Consideration in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger under the OBCA, and shall be entitled to receive only the payment provided for by § 60.577 of the OBCA with respect to such Dissenters’ Shares.

2.4 The Bank Merger.

2.4.1 As soon as practicable after the execution and delivery of this Agreement, PCB and the Bank will enter into an agreement (the “Bank Plan of Merger”) pursuant to which the Bank Merger will be effected. The Bank Plan of Merger will provide that the closing of the Bank Merger shall take place as soon as practicable following the closing of the Merger or such other time or date as may be determined by PCC; conditioned, however, on the prior closing of the Merger.

2.4.2 Upon consummation of the Bank Merger, the Bank will be merged with and into PCB in accordance with the provisions of the Oregon Bank Act with PCB being the resulting bank (the “Resulting Bank”) and having its head office in Eugene, Oregon, and the separate corporate existence of the Bank shall cease.

2.4.3 As of the date set forth in the Certificate of Merger issued by the Oregon Director upon filing of the Bank Plan of Merger, PCB’s Articles of Incorporation, Bylaws and banking charter in effect immediately before the date set forth on the Certificate of Merger shall be the articles of incorporation, bylaws and banking charter of the Resulting Bank.

2.4.4 Upon effectiveness of the Bank Merger, each outstanding share of PCB common stock shall remain outstanding as shares of the Resulting Bank, the holder of such shares shall retain its rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of the Bank will be cancelled.

3. DISCLOSURE SCHEDULES.

On or prior to the date hereof, Capital Pacific has delivered to PCC a schedule and PCC has delivered to Capital Pacific a schedule (each, respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 4 or Section 5 or to one or more of its respective covenants contained in Section 6 or Section 7. The Disclosure Schedule shall be subject to the confidentiality requirements of the Confidentiality Agreement. All information received by Capital Pacific from PCC, and all information received by PCC from Capital Pacific, shall be kept in strictest confidence on the same terms and conditions as information received pursuant to the Confidentiality Agreement and will be used only for the purpose of completing the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF CAPITAL PACIFIC AND THE BANK.

Subject to Section 3 and except as Previously Disclosed in a paragraph of Capital Pacific’s Disclosure Schedule corresponding to the relevant paragraph below or in any other paragraph of Capital Pacific’s Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of the Capital Pacific Disclosure Schedule is also applicable to the section of this Agreement in question), each of Capital Pacific, the Bank and the Capital Pacific Subsidiaries represents and warrants to PCC and PCB as follows:

4.1 Organization, Standing and Authority. Capital Pacific is a corporation duly organized, and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted. Capital Pacific is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended, and is not a “financial holding company” under such Act. The Bank is an Oregon state-chartered bank, duly organized, validly existing and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate all its properties and assets and carry on its business in the manner now being conducted. The Bank is an “insured depository institution” as defined in the Federal

Deposit Insurance Act and applicable regulations promulgated thereunder, and the deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Capital Pacific, threatened. The Bank is not a member of the Federal Reserve System. Each of Capital Pacific, the Bank and the Capital Pacific Subsidiaries is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither Capital Pacific nor any Capital Pacific Subsidiary has trust powers, operates a trust or fiduciary business, or serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any accounts. The locations of all offices, including approved and unopened offices, of Capital Pacific and the Bank, are listed in Section 4.1 of the Capital Pacific Disclosure Schedule.

4.2 Authorized and Outstanding Stock and Other Rights. The authorized capital stock of Capital Pacific consists of: 10,000,000 shares of Capital Pacific Common Stock, of which 2,564,374 shares are issued and outstanding; and 2,000,000 shares of Capital Pacific Preferred Stock, none of which is issued and outstanding. Capital Pacific does not own any shares of Capital Pacific Common Stock as treasury stock. The authorized capital stock of the Bank consists of: 10,000,000 shares of Common Stock, of which 1,551,178 shares are issued and outstanding and all of which are owned by Capital Pacific. The outstanding shares of Capital Pacific Common Stock and the Bank Common Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of Capital Pacific Common Stock may vote are issued or outstanding. Other than 141,800 shares of Capital Pacific Common Stock issuable and reserved for issuance upon exercise of Capital Pacific Stock Options and 55,081 shares of Capital Pacific Common Stock issuable and reserved for issuance upon exercise of Capital Pacific RSUs, (i) there are no shares of Capital Pacific Common Stock or of any stock of the Capital Pacific Subsidiaries reserved for issuance, (ii) neither Capital Pacific nor the Capital Pacific Subsidiaries has any Rights issued or outstanding with respect to its stock, and (iii) neither Capital Pacific nor the Capital Pacific Subsidiaries has any commitment to authorize, issue or sell to any other Person any of its stock.

4.3 Financial Statements; Internal Controls.

(a) Capital Pacific has previously delivered to PCC true and complete copies of (A) Capital Pacific’s consolidated balance sheets as of December 31, 2011, 2012 and 2013 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and statements of cash flows for the fiscal years then ended, audited by Moss Adams LLP, including the footnotes thereto, additional or supplemental information supplied therewith and the report of Moss Adams LLP prepared in connection therewith; and (B) its unaudited consolidated balance sheets as of September 30, 2014, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and statements of cash flows for the nine-month period ended September 30, 2014. The documents described in clauses (A) and (B) above, together with the call reports of the Bank for the fiscal quarter ended September 30, 2014 (collectively, the “Capital Pacific Financial Statements”): (i) have been prepared in accordance with the books and records of Capital Pacific and the Bank and present fairly and accurately in all material respects the assets, liabilities, shareholders’ equity, revenues, expenses, cash flows and financial condition of Capital Pacific and the Bank as of the dates thereof, and the results of operations for the periods then ended (subject, in the case of unaudited statements, to recurring year-end audit adjustments normal in nature and amount) and (ii) have been prepared in accordance with GAAP (or in accordance with regulatory accounting principles to the extent different from GAAP and required by any Regulatory Authority to which Capital Pacific and the Bank are subject) consistently applied during the periods involved.

(b) Neither Capital Pacific nor any Capital Pacific Subsidiary has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Capital Pacific at December 31, 2013 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013 which have been Previously Disclosed or would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iii) liabilities in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of each of Capital Pacific and the Capital Pacific Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Capital Pacific (subject to Capital Pacific’s contract for service bureau and other technology services) or a Capital Pacific Subsidiary or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in Section 4.3(f) hereof.

(d) Since December 31, 2013, (A) through the date hereof, neither Capital Pacific, nor any of the Capital Pacific Subsidiaries nor, to Capital Pacific’s Knowledge, any director, officer, employee, auditor, accountant or representative of Capital Pacific or the Capital Pacific Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Capital Pacific or any Capital Pacific Subsidiary or their respective internal accounting or financial reporting controls, including any material complaint, allegation, assertion or claim that Capital Pacific or any Capital Pacific Subsidiary has engaged in questionable accounting or auditing practices, and (B) no attorney representing Capital Pacific or any Capital Pacific Subsidiary whether or not employed by Capital Pacific or any Capital Pacific Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Capital Pacific or any Capital Pacific Subsidiary or any of their respective officers, directors, employees or agents to the Capital Pacific Board, or any committee thereof or to any director or officer of Capital Pacific or any Capital Pacific Subsidiary. Capital Pacific has delivered or made available to PCC copies of all management or other letters delivered to Capital Pacific by its independent accountants in connection with any of the financial statements of Capital Pacific or by such accountants regarding the internal controls or internal compliance procedures and systems of Capital Pacific or any Capital Pacific Subsidiary issued at any time since January 1, 2012, and will make available for inspection by PCC or its representatives, at such times and places as PCC may reasonably request, reports and working papers produced or developed by such accountants, subject to the approval, terms and conditions of those accountants. Moss Adams LLP has not resigned (or informed Capital Pacific that it intends to resign) or been dismissed as the independent public accountants of Capital Pacific as a result of or in connection with any disagreements with Capital Pacific on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) Since December 31, 2011, each of Capital Pacific and the Capital Pacific Subsidiaries have timely filed all reports, registrations, statements and submissions, together with any amendments required to be made with respect thereto, required to be filed with any Regulatory Authority and all other material reports and statements required to be filed, including, without limitation, any report or statement required to be filed pursuant to the laws of the United States and the rules and regulations of any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, each of such reports, registrations, statements and submissions (i) were true and complete in all material respects (or amended to be so promptly following discovery of any discrepancy), (ii) complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Authority with which they were filed and (iii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The capital stock of Capital Pacific or any Capital Pacific Subsidiary is not required to be registered, and is not registered, under Section 12 of the Exchange Act. Neither Capital Pacific nor any Capital Pacific Subsidiary is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(f) Each of Capital Pacific and the Capital Pacific Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability. Capital Pacific has disclosed, based on its most recent evaluation prior to the date hereof, to its independent auditors and the audit committee of the Capital Pacific Board (1) any deficiencies, significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect its ability to record, process, summarize and report financial data and has identified for its independent auditors any deficiencies, significant deficiencies or material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls or controls over financial reporting.

(g) Section 4.3(g) of the Capital Pacific Disclosure Schedule sets forth a true and complete list of all entities affiliated with Capital Pacific or any Capital Pacific Subsidiary, including without limitation, all special purpose entities, limited purpose entities and qualified special purpose entities in which Capital Pacific or any Capital Pacific Subsidiary has an economic or management interest. Section 4.3(g) of the Capital Pacific Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such affiliated entity, Capital Pacific, any Capital Pacific Subsidiary, and any executive officer or director of Capital Pacific or any Capital Pacific Subsidiary that are not reflected in the consolidated financial statements of Capital Pacific (each, a “Capital Pacific Off Balance Sheet Transaction”), along with the following information with respect to each such Capital Pacific Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Capital Pacific or any Capital Pacific Subsidiary; and (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Capital Pacific or any Capital Pacific Subsidiary to fund any obligations under any such transaction.

4.4 Articles of Incorporation, Bylaws, Minutes. The copies of the Capital Pacific Articles and the Bank Articles and the Capital Pacific Bylaws and the Bank Bylaws delivered to PCC and included in Section 4.4 of the Capital Pacific Disclosure Schedule are true and correct copies of such documents. Neither Capital Pacific nor any Capital Pacific Subsidiary is in violation of any provision of its respective Articles or Bylaws. The minute books of each of Capital Pacific and the Capital Pacific Subsidiaries contain minutes of all meetings and all consents evidencing actions taken without a meeting by its respective Board of Directors (and any committees thereof) and by its respective shareholders that have been approved, and such minutes and consents are accurate in all material respects. Capital Pacific has delivered to PCC true, correct and complete copies of the minute books of Capital Pacific and each Capital Pacific Subsidiary from January 1, 2012 through the date hereof.

4.5 No Holding Company or Joint Ventures; Subsidiaries. Other than Capital Pacific, no corporation or other entity is registered, or is required to be registered, as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of the Bank. Capital Pacific has Previously Disclosed a list of each Capital Pacific Subsidiary, together with the jurisdiction of organization of each such Capital Pacific Subsidiary. Capital Pacific owns, directly or indirectly, all of the issued and outstanding equity securities of each Capital Pacific Subsidiary, and no equity securities of any Capital Pacific Subsidiary are or may become required to be issued (other than to Capital Pacific or a Capital Pacific Subsidiary wholly-owned by Capital Pacific) by reason of any Right or otherwise. There are no contracts, commitments, understandings or arrangements by which any Capital Pacific Subsidiary is or may be bound to sell, encumber or otherwise transfer any equity securities of any such Capital Pacific Subsidiary (other than to Capital Pacific or a Capital Pacific Subsidiary wholly-owned by Capital Pacific), and there are no contracts, commitments, understandings, or arrangements relating to Capital Pacific’s rights to vote or to dispose of or to encumber such securities. All the equity securities of each Capital Pacific Subsidiary held by Capital Pacific or by a Capital Pacific Subsidiary are fully paid and non-assessable and are owned by Capital Pacific or a Capital Pacific Subsidiary free and clear of any Liens. Except as Previously Disclosed, Capital Pacific does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than the Capital Pacific Subsidiaries. Each Capital Pacific Subsidiary has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

4.6 Books and Records. The books and records of each of Capital Pacific and the Capital Pacific Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and corporate requirements.

4.7 Legal Proceedings. There is no action, suit, audit, proceeding, claim or investigation (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of Capital Pacific, threatened against or affecting Capital Pacific or any Capital Pacific Subsidiary, nor is there any Order of any Governmental Authority or arbitration outstanding against Capital Pacific or any Capital Pacific Subsidiary, other than as disclosed in Section 4.7 of the Capital Pacific Disclosure Schedule.

4.8 Compliance with Laws.

(a) Each of Capital Pacific and the Capital Pacific Subsidiaries is, and the operations of each of Capital Pacific and the Capital Pacific Subsidiaries have been conducted at all times since December 31, 2010, in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (“CRA”) (which includes a CRA rating of the Bank of “Satisfactory” or better), the Consumer Credit Protection Act, the Home Mortgage Disclosure Act, Fair Credit Reporting Act, Truth-in-Lending Act, Regulation Z promulgated by the CFPB, and the Real Estate Settlement Procedures Act of 1974, the Electronic Funds Transfer Act, and all other applicable fair lending, fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting laws and other laws relating to discriminatory business practices.

(b) Each of Capital Pacific and the Capital Pacific Subsidiaries has and maintains in full force and effect all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to maintain any such permits, licenses, authorizations, orders and approvals, or make any such filing, application or registration, would not reasonably be expected to have a Material Adverse Effect; and, to Capital Pacific’s Knowledge, no suspension or cancellation of any of Capital Pacific’s permits, licenses, authorizations, order or approvals is threatened.

(c) Neither Capital Pacific nor any Capital Pacific Subsidiary has received, since December 31, 2011, any notification or communication from any Governmental Authority (A) asserting that Capital Pacific or any Capital Pacific Subsidiary is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Capital Pacific’s Knowledge, do any grounds for any of the foregoing exist); (C) placing any material restriction on the business or properties of Capital Pacific or any of the Capital Pacific Subsidiaries that currently remains in effect; or (D) threatening or contemplating revocation, or limitation of, or which would have the effect of revoking or limiting, the Bank’s deposit insurance.

(d) Each of Capital Pacific and the Capital Pacific Subsidiaries is in material compliance with any applicable servicing or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Capital Pacific or any Capital Pacific Subsidiary or as to which either has sold to other investors, and with respect to such loans neither Capital Pacific nor any Capital Pacific Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended.

(e) Neither Capital Pacific nor any Capital Pacific Subsidiary serves in the capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor does Capital Pacific or any Capital Pacific Subsidiary act as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(f) Neither Capital Pacific nor any Capital Pacific Subsidiary is a registered broker-dealer under the Exchange Act or is required to be so registered.

4.9 Regulatory Matters. Neither Capital Pacific, nor any Capital Pacific Subsidiary nor any of their respective properties is a party to or is subject to any Order, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. There are no unresolved violations or recommendations set forth in any report relating to any examinations or inspections by any Regulatory Authority of Capital Pacific or any Capital Pacific Subsidiary. Capital Pacific and the Capital Pacific Subsidiaries have fully resolved all “matters requiring attention”, “matters requiring immediate attention” or similar items as identified by any such Regulatory Authority. Neither Capital Pacific nor any Capital Pacific Subsidiary has been advised in writing by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, agreement, memorandum of understanding, commitment letter, supervisory letter, recommendations, or similar submission nor, to Capital Pacific’s Knowledge, has any Regulatory Authority commenced an investigation in connection therewith. Each of Capital Pacific and the Capital Pacific Subsidiaries are, and there has not been any event or occurrence since December 31, 2013, that would reasonably be expected to result in a determination that the Bank is not, “well capitalized” as defined under the Prompt Corrective Action regulations of the FDIC (12 C.F.R. Part 325 Subpart B).

4.10 Loans. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Capital Pacific, each loan reflected as an asset in the Capital Pacific Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights. As of December 31, 2013, neither Capital Pacific nor any Capital Pacific Subsidiary is a party to a loan, including any loan guaranty, with any director or officer of Capital Pacific or any Capital Pacific Subsidiary, or with any 5% or greater shareholder of Capital Pacific, or any Person controlling, controlled by or under common control with any of the foregoing, other than as disclosed in Section 4.10 of the Capital Pacific Disclosure Schedule. All loans and extensions of credit that have been made by Capital Pacific or any Capital Pacific Subsidiary that are subject to Section 22(h) of the Federal Reserve Act, as amended, or to the FRB’s Regulation O, comply therewith. Section 4.10 of the Capital Pacific Disclosure Schedule sets forth a listing, as of September 30, 2014, by account, of: (A) all loans (including loan participations) of Capital Pacific or any Capital Pacific Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Capital Pacific or any Capital Pacific Subsidiary that have been terminated by Capital Pacific or any Capital Pacific Subsidiary during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified Capital Pacific or any Capital Pacific Subsidiary during the past twelve (12) months of, or has asserted against Capital Pacific or any Capital Pacific Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to Capital Pacific’s Knowledge, each borrower, customer or other party which has given Capital Pacific or any Capital Pacific Subsidiary any oral notification of, or orally asserted to or against Capital Pacific or any Capital Pacific Subsidiary, any such claim; (D) all loans (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) that are or should be classified as “troubled debt restructurings” under GAAP, or (5) where a specific reserve allocation exists in connection therewith; and (E) all assets classified by Capital Pacific as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.11 Commitments. Section 4.11 of the Capital Pacific Disclosure Schedule sets forth a list of each outstanding commitment, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of Capital Pacific or any Capital Pacific Subsidiary, as of September 30, 2014, in an amount of $500,000 or more.

4.12 Investment Securities. Each of Capital Pacific and the Capital Pacific Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Capital Pacific or such Capital Pacific Subsidiary, and except for such defects of title or Liens that would not be material to Capital Pacific and the Capital Pacific Subsidiaries. Such securities are valued on the books of Capital Pacific and the Capital Pacific Subsidiaries in accordance with GAAP. Since December 31, 2013, except as Previously Disclosed, neither Capital Pacific nor any Capital Pacific Subsidiary has sold any investment securities at a gain, except as necessary to provide liquidity, manage interest rate risk, or as otherwise consistent with past practices. Capital Pacific and the Capital Pacific Subsidiaries employ investment, securities risk management and other policies, practices and procedures which, to Capital Pacific’s Knowledge, are prudent and reasonable in the context of such businesses.

4.13 Environmental Matters. To Capital Pacific’s Knowledge, except as set forth in Section 4.13 of the Capital Pacific Disclosure Schedule, neither the conduct nor operation of Capital Pacific nor any Capital Pacific Subsidiary nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), (collectively, the “Capital Pacific Property”), violates or violated, or has resulted in any liability under, any Environmental Laws and to Capital Pacific’s Knowledge, no condition has existed or event has occurred with respect to any of them that, with notice or the passage of time, or both, could reasonably be expected to violate or result in liability under any Environmental Laws. To Capital Pacific’s Knowledge, neither Capital Pacific nor any Capital Pacific Subsidiary has generated, used, manufactured, treated, stored, released or disposed of any Hazardous Material in, on, at, under or about any property presently or previously owned, leased or operated by any of them in violation of, or in a manner which has resulted in any liability under, any Environmental Law. Neither Capital Pacific nor any Capital Pacific Subsidiary has received any written notice from any Governmental Authority, or to the Knowledge of Capital Pacific, any Person that Capital Pacific or any Capital Pacific Subsidiary or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them: (i) are in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property; or (ii) were in violation or otherwise were alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility)

for the cleanup or other remediation of any Hazardous Materials at, on, beneath, or originating from any such property, which (with respect to properties subject to this subsection (ii)) would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect with respect to Capital Pacific. Neither Capital Pacific nor any Capital Pacific Subsidiary is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. Each of Capital Pacific and the Capital Pacific Subsidiaries have timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Capital Pacific, there has been no presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material on the Capital Pacific Property.

4.14 No Material Adverse Effect; Other Changes. Since September 30, 2014, neither Capital Pacific nor any Capital Pacific Subsidiary has suffered a change in its business, financial condition or results of operations that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2013, except as set forth in Section 4.14 of the Capital Pacific Disclosure Schedule, no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Capital Pacific, nor has Capital Pacific purchased or redeemed any of its shares since December 31, 2013.

4.15 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Capital Pacific or any Capital Pacific Subsidiary in connection with the execution, delivery or performance by Capital Pacific or any Capital Pacific Subsidiary of this Agreement or to consummate the Merger or the Bank Merger except for: (1) filings of applications, notices and this Agreement or the Agreement of Merger or Bank Plan of Merger with, or requests for approvals or waivers from, as applicable, the Oregon Director, the FDIC and the FRB; (2) the filing of the Agreement of Merger with the Oregon Secretary of State; (3) the notification of FINRA under Rule 6490 of a “company-related action”; (4) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement; and (5) the approval of the Merger by the affirmative vote of a majority of the outstanding shares of the Capital Pacific Common Stock entitled to vote thereon at the Capital Pacific Meeting. As of the date hereof, Capital Pacific has no Knowledge of any reason why the approvals described in Section 8.1(d) hereof will not be received.

(b) Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Order, governmental permit or license, agreement, indenture or instrument of Capital Pacific or any Capital Pacific Subsidiary, or to which Capital Pacific’s or any Capital Pacific Subsidiary’s respective properties is subject or bound, (2) constitute a breach or violation of, or a default under the Capital Pacific Articles or the Capital Pacific Bylaws or the Bank Articles or the Bank Bylaws, or (3) require any consent or approval under any such Order, governmental permit or license, agreement, indenture or instrument.

4.16 Corporate and Shareholder Approval of Agreement, Binding Obligations.

(a) Each of Capital Pacific and the Capital Pacific Subsidiaries has all requisite corporate power to execute and deliver and, subject to the satisfaction of the conditions set forth in Section 8, perform their respective obligations under this Agreement, including the execution and filing of the Agreement of Merger with the Secretary of State of the State of Oregon, and to consummate the Mergers in accordance with the terms of this Agreement. Subject to the affirmative vote of a majority of the outstanding shares of the Capital Pacific Common Stock entitled to vote thereon at the Capital Pacific Meeting, which is the only Capital Pacific shareholder vote required to approve this Agreement pursuant to applicable Oregon law and the Capital Pacific Articles and the Capital Pacific Bylaws, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Capital Pacific and the Bank and will be authorized by all necessary corporate action of Capital Pacific as the sole shareholder of the Bank. Each of the Capital Pacific and the Bank Boards, by unanimous vote, has duly adopted resolutions (1) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, Capital Pacific and the Bank and their respective shareholders, (2) approving and adopting this Agreement and the transactions contemplated hereby and (3) directing that this Agreement be submitted to a vote of shareholders at a special meeting of shareholders and recommending that Capital Pacific shareholders approve this Agreement.

(b) This Agreement has been duly executed and delivered by Capital Pacific and the Bank, and is a valid and legally binding obligation of each of Capital Pacific and the Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights and except as enforceability may be limited by Section 8(b)(6)(D) of the Federal Deposit Insurance Act).

4.17 Takeover Laws. Each of Capital Pacific and the Capital Pacific Subsidiaries has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including, without limitation, the State of Oregon, applicable to it. Each of Capital Pacific and the Capital Pacific Subsidiaries has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of the Capital Pacific Articles or the Capital Pacific Bylaws, and the Bank Articles and the Bank Bylaws, concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”). Capital Pacific has no shareholder rights plan, “poison pill” or similar plan.

4.18 Tax Matters.

(a) Each of Capital Pacific and the Capital Pacific Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(b) (1) Each of Capital Pacific and the Capital Pacific Subsidiaries have timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (2) each of Capital Pacific and the Capital Pacific Subsidiaries have established reserves in the Capital Pacific Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period covered by the Capital Pacific Financial Statements, and neither Capital Pacific nor any Capital Pacific Subsidiary has any material liability for Taxes in excess of such reserves, (3) to Capital Pacific’s Knowledge, each of Capital Pacific and the Capital Pacific Subsidiaries have withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (4) to Capital Pacific’s Knowledge, neither Capital Pacific nor any Capital Pacific Subsidiary has any material liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the Capital Pacific Financial Statements, other than for those liabilities for Taxes incurred in the ordinary course of business, and for which Capital Pacific has established adequate reserves for, after the date of the Capital Pacific Financial Statements, and (5) to Capital Pacific’s Knowledge, no claim has ever been made by any taxing authority in any jurisdiction in which Capital Pacific or any Capital Pacific Subsidiary does not file Tax Returns that Capital Pacific or any Capital Pacific Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Each of Capital Pacific and the Capital Pacific Subsidiaries has furnished or otherwise made available to PCC true and correct copies of all Tax Returns and all written communications relating to any such Tax Returns or to any deficiency or claim proposed and/or asserted, irrespective of the outcome of such matter, but only to the extent such Tax Returns or items relate to tax years which are currently subject to an audit, investigation, examination or other proceeding, or with respect to which the statute of limitations has not expired.

(d) (1) Neither Capital Pacific nor any Capital Pacific Subsidiary is a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, and (2) neither Capital Pacific or any Capital Pacific Subsidiary is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which Capital Pacific is or was the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign law).

(e) (1) All deficiencies asserted or assessments made as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (2) there are no current audits, investigations or examinations with respect to any Tax Returns of Capital Pacific or any Capital Pacific Subsidiary, and neither Capital Pacific nor any Capital Pacific Subsidiary has received any notice that any such audit, investigation or examination is threatened or pending, and (3) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of Capital Pacific or any Capital Pacific Subsidiary.

(f) (1) Each of Capital Pacific and the Capital Pacific Subsidiaries have disclosed on its respective Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision under any state, local or foreign Tax law), (2) neither Capital Pacific nor any Capital Pacific Subsidiary has participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation §1.6011-4(b)(1), (3) there are no Liens for Taxes on any of the assets of Capital Pacific or any Capital Pacific Subsidiary other than Liens for current Taxes not yet due and payable, and (4) to the Knowledge of Capital Pacific, Capital Pacific and each Capital Pacific Subsidiary is in material compliance with, and their records contain all information and documents (including properly completed IRS Forms W-8 and W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(g) (1) Neither Capital Pacific nor any Capital Pacific Subsidiary has been a party to any distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, (2) neither Capital Pacific nor any Capital Pacific Subsidiary has entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, (3) neither Capital Pacific nor any Capital Pacific Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income that would have a material impact on the calculation of Taxes after the Effective Time as a result of (A) any intercompany transactions or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax law), (B) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting or the open transaction method of accounting, in each case as it relates to taxable income attributable to income that accrued in a prior taxable period but was not recognized in such period as a result of such method of accounting, or (C) any prepaid amount received on or prior to the Effective Date, and (4) neither Capital Pacific nor any Capital Pacific Subsidiary is, has been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, or will be as of the Effective Date, a “United States real property holding corporation” (as that term is defined under Section 897 of the Code).

(h) Capital Pacific has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.19 Real Property, Leased Personal Property. Except as set forth in Section 4.19 of the Capital Pacific Disclosure Schedule, each of Capital Pacific and the Capital Pacific Subsidiaries has good and marketable title, free and clear of all Liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the Capital Pacific Financial Statements as being owned by Capital Pacific or any Capital Pacific Subsidiary as of September 30, 2014, or acquired after such date, except (i) statutory Liens for amounts not yet due and payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, Liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business consistent with past practice, and (v) Liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Capital Pacific or any Capital Pacific Subsidiary, as lessee, leases real or personal property (except for leases that have expired by their terms or that Capital Pacific or any Capital Pacific Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Capital Pacific’s Knowledge, the lessor. Section 4.19 of the Capital Pacific Disclosure Schedule includes a list of all the real property owned or leased by each of Capital Pacific and the Capital Pacific Subsidiaries, and all real property held by each of Capital Pacific and the Capital Pacific Subsidiaries, as other real estate owned and the book value thereof (the “Capital Pacific Real Property”). All buildings and structures on the Capital Pacific Real Property, the equipment located thereon, and the real and personal property leased by each of Capital Pacific and the Capital Pacific Subsidiaries are in reasonable operating condition and repair (ordinary wear and tear excepted). The Capital Pacific Real Property is in material compliance with all applicable zoning laws and building codes. There are no pending or, to Capital Pacific’s Knowledge, threatened, condemnation proceedings against the Capital Pacific Real Property. Neither Capital Pacific nor any Capital Pacific Subsidiary has received any written notices alleging violations of the Americans with Disabilities Act of 1990 (“ADA”), Title 24 of the Oregon Code of Regulations, Oregon Building Standard Code and all similarly motivated state and local laws (“Local Barriers Acts”) or the Occupational Health and Safety Act of 1970 (“OSHA”), any notices of claims made or threatened in writing regarding noncompliance with the ADA or Local Barriers Acts, or any written notices of any governmental or regulatory actions or investigations instituted or threatened regarding noncompliance with the ADA or Local Barriers Acts.

4.20 Insurance. Each of Capital Pacific and the Capital Pacific Subsidiaries maintains, and has maintained for the two (2) years prior to the date of this Agreement, insurance underwritten by insurers of recognized financial responsibility, of the types and in the amounts that Capital Pacific and the Capital Pacific Subsidiaries reasonably believe are adequate for their respective businesses, including insurance covering all Capital Pacific Real Property and all personal property owned or leased by Capital Pacific or any of the Capital Pacific Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, with such deductibles as are customary for companies in the same or similar business. Section 4.20 of the Capital Pacific Disclosure Schedule lists all policies and binders of insurance currently maintained in respect of the assets, properties, business, operations, employees, officers or directors of Capital Pacific and the Capital Pacific Subsidiaries, (collectively, the “Capital Pacific Insurance Policies”). True, correct and complete copies of all of the Capital Pacific Insurance Policies, and all written correspondence relating to any material claims made since December 31, 2012, under the Capital Pacific Insurance Policies, have been made available to PCC upon request. All of the Capital Pacific Insurance Policies are in full force and effect, the premiums due and payable have been paid, and there is no breach or default (and, to Capital Pacific’s Knowledge, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a breach or default) by Capital Pacific or any of the Capital Pacific Subsidiaries under any of Capital Pacific Insurance Policies or, to the Knowledge of Capital Pacific, by any other party to the Capital Pacific Insurance Policies, except for any such breach or default that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Capital Pacific and the Capital Pacific Subsidiaries, taken as a whole. Neither Capital Pacific nor any of the Capital Pacific Subsidiaries has received any written notice of cancellation or non-renewal of any Capital Pacific Insurance Policy nor, to the Knowledge of Capital Pacific, is the termination of any such policy or policies threatened.

4.21 Intellectual Property. Except as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect:

(a) Capital Pacific and the Capital Pacific Subsidiaries own or otherwise have the right to use all (i) United States and foreign patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof; (ii) copyrightable works, the copyrights therein and thereto (including copyrights in software and databases), and all applications therefor, and all renewals, extensions, restorations and reversions thereof; (iii) know-how, trade secrets, inventions, discoveries and other unpatented or unpatentable proprietary or confidential information, including systems, methods or procedures (collectively, “Trade Secrets”); and (iv) trademarks, service marks, trade names, trade dress, logos, corporate names, domain names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith (collectively, “Proprietary Rights”) used in or necessary for the conduct of the business of Capital Pacific and the Capital Pacific Subsidiaries as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States.

(b) Section 4.21 of the Capital Pacific Disclosure Schedule sets forth a true and complete list of all registered and applied-for Proprietary Rights that are owned or purported to be owned by Capital Pacific or any of the Capital Pacific Subsidiaries as of the date hereof (together with all other Proprietary Rights owned by or purported to be owned by Capital Pacific or any of the Capital Pacific Subsidiaries, the “Capital Pacific Proprietary Rights”). Either Capital Pacific or one of the Capital Pacific Subsidiaries exclusively owns each of the Capital Pacific Proprietary Rights, free and clear of all Liens. The Capital Pacific Proprietary Rights are valid, subsisting and enforceable. Neither Capital Pacific nor any of the Capital Pacific Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person in any Proprietary Rights, nor has Capital Pacific or any of the Capital Pacific Subsidiaries since December 31, 2008 infringed, misappropriated or otherwise violated the rights of any Person in any Proprietary Rights and, to the Knowledge of Capital Pacific, no Person is infringing, misappropriating or violating, nor has any Person infringed, misappropriated or violated since December 31, 2008 any of the Capital Pacific Proprietary Rights.

(c) Except as Previously Disclosed, since December 31, 2008, no charges, claims, proceedings or litigation have been asserted or, to the Knowledge of Capital Pacific, threatened against Capital Pacific or any of the Capital Pacific Subsidiaries contesting the ownership, enforceability, or validity of any of the Capital Pacific Proprietary Rights or challenging or questioning the right of Capital Pacific and the Capital Pacific Subsidiaries to use the Proprietary Rights of any Person, and, to the Knowledge of Capital Pacific, no valid basis exists for the assertion of any such charge, claim, proceeding or litigation.

(d) All licenses and other Contracts to which Capital Pacific or any of the Capital Pacific Subsidiaries is a party relating to Proprietary Rights are in full force and effect and constitute valid, binding and enforceable obligations of Capital Pacific or such Capital Pacific Subsidiary (except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors’ rights, as the case may be, and there have not been and there currently are not any defaults (or any event which, with notice or lapse of time, or both, would constitute a default) by Capital Pacific or any of the Capital Pacific Subsidiaries under any license or other Contract affecting Proprietary Rights used in or necessary for the conduct of the business of Capital Pacific or any of the Capital Pacific Subsidiaries as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States.

(e) The validity, continuation and effectiveness of all licenses and other Contracts relating to the Proprietary Rights used in or necessary for the conduct of the business of Capital Pacific and the Capital Pacific Subsidiaries as now conducted or as would reasonably be expected to be conducted in the future consistent with general banking business in the United States, the current terms thereof, and the rights of Capital Pacific or any of the Capital Pacific Subsidiaries in and to the Capital Pacific Proprietary Rights will not be adversely affected by the consummation of the transactions contemplated by this Agreement. Capital Pacific and the Capital Pacific

Subsidiaries have taken commercially reasonable measures to protect the Proprietary Rights used in their businesses, including the confidentiality and value of all Trade Secrets that are owned, used or held by Capital Pacific and the Capital Pacific Subsidiaries, including by maintaining policies that require employees, licensees, consultants or other third parties with access to such Trade Secrets to keep such Trade Secrets confidential (the “Confidentiality Policies”). To the Knowledge of Capital Pacific, such Confidentiality Policies have not been violated by any employees, licensees, consultants or other third parties who have been granted access to such Trade Secrets.

(f) The computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment (collectively, the “IT Assets”) of Capital Pacific and the Capital Pacific Subsidiaries operate and perform in accordance with their documentation and functional specifications and otherwise as required by Capital Pacific and the Capital Pacific Subsidiaries in connection with their business, and have not malfunctioned or failed within the past three (3) years. To the Knowledge of Capital Pacific, since December 31, 2010, no Person has gained unauthorized access to the IT Assets. Capital Pacific and the Capital Pacific Subsidiaries have implemented and have verifiable functionality of reasonable identity management, backup, archive, security and disaster recovery technology and processes consistent with industry practices. Capital Pacific and the Capital Pacific Subsidiaries have taken commercially reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of confidential employee, customer financial and other information, and are compliant with all applicable law with respect to data protection and privacy.

4.22 Material Contracts and Agreements; Defaults.

(a) Except as set forth in Section 4.22 of the Capital Pacific Disclosure Schedule, neither Capital Pacific nor any Capital Pacific Subsidiary is a party to or bound by any Contract: (1) involving commitments to others to make capital expenditures or purchases or sales in excess of $25,000 in any one case or $50,000 in the aggregate in any period of twelve (12) consecutive months; (2) relating to any direct or indirect indebtedness for borrowed money except as a creditor in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property, other than contracts entered into in the ordinary course of business consistent with past practice and policies; (3) any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee or other service provider of or to Capital Pacific or any Capital Pacific Subsidiary; (4) containing covenants limiting the freedom of Capital Pacific or any Capital Pacific Subsidiary to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity or in any area or territory; (5) any partnership, joint venture, limited liability company arrangement or other similar agreement; (6) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, stock issuance, perquisite or other plan or arrangement still in effect (or pursuant to which Capital Pacific or any Capital Pacific Subsidiary has any remaining obligation to any party) for the benefit of Capital Pacific’s or any Capital Pacific Subsidiary’s current or former directors, officers, employees, and other service providers; (7) any material license agreement, either as licensor or licensee, or any other contract of any type relating to any Trade Secrets or Proprietary Rights; (8) with any director, officer or key employee of Capital Pacific or any Capital Pacific Subsidiary or any arrangement under which Capital Pacific or any Capital Pacific Subsidiary has advanced or loaned any amount to any of its directors, officers, and employees; (9) whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property, other than Contracts entered into in the ordinary course of business consistent with past practice and policies; (10) other than this Agreement and the ancillary agreements being executed in connection with this Agreement, providing for the acquisition or disposition of any portion of Capital Pacific or any Capital Pacific Subsidiary; (11) that requires the payment of royalties; (12) under which the consequences of a breach, violation or default could reasonably be expected to have a Material Adverse Effect on Capital Pacific or any Capital

Pacific Subsidiary or would prohibit or delay the consummation of the transactions contemplated by this Agreement; (13) pursuant to which Capital Pacific or any Capital Pacific Subsidiary has any obligation to share revenues or profits derived from Capital Pacific or any Capital Pacific Subsidiary with any other entity; (14) between (i) Capital Pacific or any Capital Pacific Subsidiary, on the one hand, and any officer, director, employee or consultant of Capital Pacific or any Capital Pacific Subsidiary, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) Capital Pacific or any Capital Pacific Subsidiary, on the one hand, and any employee of Capital Pacific or any Capital Pacific Subsidiary, on the other hand; (15) that would entitle any present or former director, officer, employee or agent of Capital Pacific or any Capital Pacific Subsidiary to indemnification or contribution from Capital Pacific or any Capital Pacific Subsidiary; (16) that gives rise to any benefits to any other Person as a result of the consummation of the Mergers; and (17) any other legally binding contract not of the type covered by any of the other items of this Section 4.22 involving money or property and having an obligation on the part of Capital Pacific or any Capital Pacific Subsidiary in excess of $25,000 in the aggregate in any period of twelve (12) consecutive months.

(b) All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights (1) as to Capital Pacific or any Capital Pacific Subsidiary, as the case may be, and (2) to Capital Pacific’s Knowledge, as to the other parties to such Material Contracts. Except as disclosed in Section 4.22 of the Capital Pacific Disclosure Schedule, Capital Pacific or any Capital Pacific Subsidiary, and to Capital Pacific’s Knowledge, each other party to the Material Contracts, has in all material respects performed and is performing all obligations required to be performed by it under the Material Contracts. Neither Capital Pacific nor any Capital Pacific Subsidiary nor, to Capital Pacific’s Knowledge, another party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Capital Pacific nor any Capital Pacific Subsidiary nor, to Capital Pacific’s Knowledge, another party, has received any written notice that any of the Material Contracts will be terminated or will not be renewed. Neither Capital Pacific nor any Capital Pacific Subsidiary has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to Capital Pacific’s Knowledge, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

4.23 Employee Benefits.

(a) Section 4.23(a) of the Capital Pacific Disclosure Schedule contains a true and complete list of each Employee Benefit Plan sponsored or maintained by Capital Pacific, or any entity which is considered one employer with Capital Pacific as determined under Section 414(a), (b), (c), (m) or (o) of the Code or Section 4001 of ERISA (“ERISA Affiliate”) (collectively, the “Capital Pacific Plans”), and true and correct copies of each Capital Pacific Plan have been Previously Disclosed to PCC.

(b) The only “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) sponsored or maintained by Capital Pacific or any ERISA Affiliate, or to which Capital Pacific or any ERISA Affiliate contributes (“Welfare Benefit Plan”) or are required to contribute, are as set forth in Section 4.23(b) of the Capital Pacific Disclosure Schedule.

(c) Except as disclosed in Section 4.23(c) of the Capital Pacific Disclosure Schedule, there are no Contracts, arrangements or commitments maintained or agreed to by either Capital Pacific or an ERISA Affiliate, or provisions of any Capital Pacific Plans that provide for or could result in the payment to any current or former Capital Pacific or ERISA Affiliate employee, officer or director of any money or other property rights, or accelerate the vesting or payment of such amounts or rights to any such person, or result in a material increase in benefits otherwise payable under any Capital Pacific Plan, as a result of the consummation of transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). No such payment or acceleration set forth in Section 4.23(c) of the Capital Pacific Disclosure Schedule

constitutes or could be characterized as an “excess parachute payment” within the meaning of Code Section 280G. Neither Capital Pacific nor any ERISA Affiliate has any obligation to reimburse or agree to reimburse any person for any income tax or penalty that would otherwise be payable by that person under Code Section 4999 or 409A or any other statute or regulation.

(d) Except as set forth in Section 4.23(d) of the Capital Pacific Disclosure Schedule, neither Capital Pacific nor any ERISA Affiliate has maintained a single-employer pension benefit plan that is subject to title I, subtitle B, part 3 of ERISA, a plan intended to qualify as a pension, profit-sharing, or stock bonus plan under Section 401(a) of the Code, or any other retirement plan, program or arrangement, within six years of the date hereof (each, a “Pension Benefit Plan”). With respect to any such Pension Benefit Plan, the amount of liability for any contribution paid or owing with respect to such Pension Benefit Plan for the last or current plan year and the plan year in which the Effective Date occurs is set forth in Section 4.23(d) of the Capital Pacific Disclosure Schedule. Except as set forth in Section 4.23(d) of the Capital Pacific Disclosure Schedule, under each Pension Benefit Plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Pension Benefit Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Benefit Plan, and there has been no material change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Benefit Plan since the last day of the most recent plan year.

(e) Capital Pacific and each ERISA Affiliate and, to the Knowledge of Capital Pacific, all persons having fiduciary or other responsibilities or duties with respect to any Capital Pacific Plan, are, and have since inception been, in substantial compliance, and each such Capital Pacific Plan is and has been operated substantially in accordance with its provisions and in compliance in all material respects with the applicable laws, rules, regulations, interpretations and guidelines governing such Capital Pacific Plan, including, without limitation, the rules, regulations, interpretations and guidelines promulgated by the Department of Labor, the PBGC and the Internal Revenue Service under ERISA or the Code. Each Capital Pacific Plan, including any Pension Benefit Plan, and any related trust agreements or annuity contracts (or any other funding instruments) substantially comply, both as to form and operation, with the provisions of ERISA and the Code (including Section 410(b) of the Code relating to coverage), where required in order to be tax-qualified under Section 401(a) or 403(a) or other applicable provisions of the Code, and all other applicable laws, rules and regulations; and each Pension Benefit Plan described in Section 4.23(d) of the Capital Pacific Disclosure Schedule has a currently effective favorable determination or opinion from the Internal Revenue Service as to the Plan’s qualification under the Code. No Capital Pacific Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer plan,” as described in Section 413(c) of the Code, or a “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA. All contributions or other amounts payable by Capital Pacific or any ERISA Affiliate as of the date hereof with respect to each Capital Pacific Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and, to the extent applicable, Section 412 of the Code, and there are no pending or, to the Knowledge of Capital Pacific, threatened or anticipated, claims (other than routine claims for benefits) by, on behalf of or against any Capital Pacific Plan, or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect with respect to Capital Pacific or its ERISA Affiliates. Capital Pacific and its ERISA Affiliates have performed all obligations required to be performed by them and are not in default under or in violation of any Capital Pacific Plan, except for such non-performance, default or violation that would not, individually or in the aggregate, result in material liability to Capital Pacific or any ERISA Affiliates.

(f) Each Welfare Benefit Plan has been administered to date in material compliance with the requirements of the claims procedure of ERISA. All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan and each Pension Benefit Plan have been timely made or filed. Each Capital Pacific Plan is in material compliance with the governing instruments and applicable federal or state law. Except as set forth in Section 4.23(f) of the Capital Pacific Disclosure Schedule, no Capital Pacific Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees, officers or directors of Capital Pacific or any ERISA Affiliate beyond their retirement or other termination of service, other than (1) coverage mandated by applicable law, (2) any deferred compensation benefits fully accrued as liabilities on the books of Capital Pacific or (3) benefits the full cost of which is borne by the current or former employee, officer or director (or beneficiary thereof).

(g) Neither Capital Pacific, any ERISA Affiliate nor, to the Knowledge of Capital Pacific, any plan fiduciary of any Capital Pacific Plan, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA for which no exemption exists under Section 408 of ERISA or for which no exemption has been granted by the Department of Labor or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or (d) of the Code or for which no exemption has been granted by the Internal Revenue Service. To the Knowledge of Capital Pacific, neither Capital Pacific nor any ERISA Affiliate has engaged in a transaction in connection with which Capital Pacific or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(h) Complete and correct copies of the following documents have been furnished to PCC and included in Section 4.23(h) of the Capital Pacific Disclosure Schedule:

(1) Each current Capital Pacific Plan, any related trust or other funding agreements, and each material disclosure document, report or filing, if any, prepared in connection with each such Capital Pacific Plan;

(2) The most recent summary plan description and summary of material modifications of each current Capital Pacific Plan for which such summaries are required under ERISA;

(3) The most recent determination or opinion letters of the Internal Revenue Service for each Capital Pacific Plan for which such letters are required under the Code;

(4) Annual Reports (on Form 5500 series) required to be filed by Capital Pacific or an ERISA Affiliate with any governmental agency for the last three years ending prior to the Effective Date; and

(5) Financial information which identifies (i) all material claims arising under or presently outstanding against any Capital Pacific Plan (other than normal claims for benefits), and (ii) a description of any material future compliance action required with respect to any Capital Pacific Plan under ERISA, or federal or state law.

(i) Except as set forth in Section 4.23(i) of the Capital Pacific Disclosure Schedule, neither Capital Pacific nor any ERISA Affiliate has (1) granted to any person an interest in a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to tax imposed by Section 409A(a)(1)(B) or (b)(5) of the Code or (2) modified the terms of any “nonqualified deferred compensation plan” in a manner that could cause an interest previously granted under such plan to become subject to the tax imposed by Section 409A(a)(1)(B) or (b)(5) of the Code.

4.24 Labor and Employment Matters.

(a) There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Capital Pacific, threatened against Capital Pacific or any Capital Pacific Subsidiary, and, to the Knowledge of Capital Pacific, there is no activity involving employees of Capital Pacific or any Capital Pacific Subsidiary to certify a collective bargaining unit or engage in other organizational activity. Neither Capital Pacific nor any Capital Pacific Subsidiary is a party to nor is Capital Pacific bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Capital Pacific or any Capital Pacific Subsidiary the subject of a proceeding asserting that Capital Pacific or any Capital Pacific Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Capital Pacific or any Capital Pacific Subsidiary to bargain with any labor organization as to wages or conditions of employment.

(b) Section 4.24(b) of the Capital Pacific Disclosure Schedule sets forth a true and complete list of all employees of Capital Pacific and any Capital Pacific Subsidiaries, and includes each employee’s name, title, department, work location, status (e.g., full- or part-time or temporary), overtime classification (e.g., exempt or non-exempt), date of commencement of employment, rate of all regular compensation, whether the employee is on leave (and if so, the category of leave) and the employee’s accrued vacation and sick leave. Capital Pacific and the Capital Pacific Subsidiaries do not employ any person who has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to the employee or liability to the employee (other than for salary or wages for time worked and benefits disclosed in Section 4.24(b) of the Capital Pacific Disclosure Schedule).

(c) Section 4.24(c) of the Capital Pacific Disclosure Schedule sets forth a true and complete list of all independent contractors and consultants (“Consultants”) to Capital Pacific or any Capital Pacific Subsidiary, and includes each Consultant’s name, date of commencement, and rate of all regular, bonus or any other compensation payable. Except as disclosed in Section 4.24(c) of the Capital Pacific Disclosure Schedule, all Consultants can be terminated immediately and without prior notice to the Consultant or liability to the Consultant.

(d) Capital Pacific and any Capital Pacific Subsidiary is and has been in compliance in all material respects with all applicable laws and regulations respecting employment, including but not limited to, discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors.

(e) Capital Pacific and any Capital Pacific Subsidiary has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees or Consultants, and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Neither Capital Pacific nor any Capital Pacific Subsidiary is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course, consistent with past practice). There are no pending claims against Capital Pacific or any Capital Pacific Subsidiary under any workers’ compensation plan or policy or for short- or long-term disability, except as set forth in Section 4.24(e) of the Capital Pacific Disclosure Schedule.

(f) There are no actions pending or, to Capital Pacific’s Knowledge, threatened, against or by Capital Pacific or any Capital Pacific Subsidiary involving any current or former employees, Consultants, independent contractors or applicants. Neither Capital Pacific nor any Capital Pacific Subsidiary has received notice of, nor to Capital Pacific’s Knowledge, does any Governmental Authority responsible for the enforcement of labor or employment laws intend to conduct, an investigation with respect to Capital Pacific or any Capital Pacific Subsidiary, and no such investigation is in progress.

(g) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local law (the “WARN Act”), (1) neither Capital Pacific nor any Capital Pacific Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the company, (2) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Capital Pacific or any Capital Pacific Subsidiary, (3) neither Capital Pacific nor any Capital Pacific Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation and (4) none of the employees of Capital Pacific or any Capital Pacific Subsidiary has suffered an “employment loss” (as defined in the WARN Act) during the six (6) month period prior to the date hereof.

(h) There are no personnel manuals, handbooks, or material policies, rules or procedures applicable to employees of Capital Pacific or any Capital Pacific Subsidiary and the terms of their employment, other than those listed in Section 4.24(h) of the Capital Pacific Disclosure Schedule, true and complete copies of which have heretofore been made available to PCC.

(i) To Capital Pacific’s Knowledge, no employees of Capital Pacific or any Capital Pacific Subsidiary are in violation of any term of any employment contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Capital Pacific or any Capital Pacific Subsidiary because of the nature of the business conducted by Capital Pacific or any Capital Pacific Subsidiary or to the use of Trade Secrets or Proprietary Rights of others.

4.25 Allowance for Loan and Lease Losses. The Bank’s Allowance for Loan and Lease Losses, as established from time to time, equals or exceeds the amount required of Capital Pacific as determined (i) by internal policies and procedures of the Bank for determining the Allowance for Loan and Lease Losses; (ii) by applicable FDIC and Oregon Director rules and guidance; and (iii) pursuant to GAAP. Since December 31, 2013, the Bank has not reversed any provision taken for loan or lease losses. The Bank has properly accounted for all impaired loans and leases in accordance with internal policies and in accordance with SFAS 114 in all material respects.

4.26 Repurchase Agreements. With respect to all agreements pursuant to which Capital Pacific or any Capital Pacific Subsidiary has purchased securities subject to an agreement to resell, if any, Capital Pacific or such Capital Pacific Subsidiary has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Shareholder List. Capital Pacific has Previously Disclosed to PCC a list of shareholders of Capital Pacific, and included such list in Section 4.27 of the Capital Pacific Disclosure Schedule. To Capital Pacific’s Knowledge, the shareholder list is a true and correct list of the names, addresses and holdings of all record holders of the Capital Pacific Common Stock as of the date thereof.

4.28 Interests of Directors and Others. Except as set forth in Section 4.28 of the Capital Pacific Disclosure Schedule, no officer or director of Capital Pacific or any Capital Pacific Subsidiary has any material interest in any assets or property (whether real or personal, tangible or intangible) of or used in the business of Capital Pacific or the Capital Pacific Subsidiary other than as an owner of outstanding securities of Capital Pacific or deposit accounts of Capital Pacific, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable to the obligor thereon than those available to unaffiliated parties made at or about the same time.

4.29 Brokers and Finders. No broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by Capital Pacific or is entitled to be paid based upon any agreements, arrangements or understandings made by Capital Pacific in connection with any of the transactions contemplated by this Agreement except for Wedbush Securities, Inc., which has been engaged by Capital Pacific to render certain financial advisory services pursuant to that certain engagement letter, dated November 7, 2014, and Feldman Financial Advisors, Inc., which has been engaged by Capital Pacific to render a fairness opinion pursuant to that certain engagement letter, dated July 31, 2014, true and correct copies of each of which have been provided to PCC. Feldman Financial Advisors, Inc. has rendered the Fairness Opinion (as defined below) to the Capital Pacific Board.

4.30 Bank Secrecy Act; Anti-Money Laundering and OFAC and Customer Information; Patriot Act; Transactions with Affiliates. To Capital Pacific’s Knowledge, neither Capital Pacific nor any Capital Pacific Subsidiary is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Capital Pacific or any Capital Pacific Subsidiary to be deemed (i) to be operating in violation in any respect of the Bank Secrecy Act, the Patriot Act, any regulation, Order or rule issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation or any applicable economic sanctions statute, rule or regulation; or (ii) not to be in compliance with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Capital Pacific and the Capital Pacific Subsidiaries pursuant to 12 C.F.R. Part 364. Neither Capital Pacific nor any Capital Pacific Subsidiary has any Knowledge of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Capital Pacific or any Capital Pacific Subsidiary to undertake any material remedial action. Capital Pacific and the Capital Pacific Subsidiaries have adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act, and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder. To Capital Pacific’s Knowledge, Capital Pacific and the Capital Pacific Subsidiaries (i) have complied in all material respects with any requirements to file reports (including, without limitation, suspicious activity reports) and other necessary documents as required by the Patriot Act and the regulations thereunder, and (ii) timely and accurately filed in all material respects all currency transaction reports required by the Bank Secrecy Act. Neither Capital Pacific nor any Capital Pacific Subsidiary has entered into any “covered transactions” with affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

4.31 Risk Management Instruments. All material Derivative Transactions (as defined below) and other similar risk management arrangements, whether entered into for Capital Pacific’s or any Capital Pacific Subsidiary’s own account, or for the account of one or more of Capital Pacific’s or any Capital Pacific Subsidiary’s customers (all of which arrangements currently in effect are listed in Section 4.31 of the Capital Pacific Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Capital Pacific or the Capital Pacific Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights), and is in full force and effect. Neither Capital Pacific nor any Capital Pacific Subsidiary nor, to Capital Pacific’s Knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

4.32 Derivative Transactions. Except as would not reasonably be expected to result in a Material Adverse Effect:

(a) All Derivative Transactions (as defined below) entered into by Capital Pacific or for the account of any of its customers were entered into in accordance with applicable laws, rules, regulations, and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Capital Pacific, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Capital Pacific and, to the knowledge of Capital Pacific, each of the applicable counterparties, have duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Capital Pacific, there are no breaches, violations or defaults, or allegations or assertions of such, by any party thereunder.

(b) No Derivative Transaction, were it to be a Loan held by Capital Pacific, would be classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,”

“Criticized,” “Credit Risk Assets,” “Concerned Loans” or words of similar import. The financial position of Capital Pacific under or with respect to each such Derivative Transaction has been reflected in the books and records of Capital Pacific in accordance with GAAP consistently applied.

(c) For the purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.33 No Additional Representations. Except for the representations and warranties made in this Section 4, neither Capital Pacific nor any other Person makes any express or implied representation or warranty with respect to Capital Pacific, the Capital Pacific Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Capital Pacific hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Capital Pacific nor any other Person makes or has made any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Capital Pacific, the Capital Pacific Subsidiaries, or their respective businesses or (ii) except for the representations and warranties made by Capital Pacific in this Section 4, any oral or written information presented to PCC, PCB or any of their respective affiliates or representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

5. REPRESENTATIONS AND WARRANTIES OF PCC AND PCB

Subject to Section 3 and except as Previously Disclosed in a paragraph of the PCC Disclosure Schedule corresponding to the relevant paragraph below or in any other paragraph of PCC’s Disclosure Schedule (so long as it is reasonably clear on the face of such disclosure that the disclosure in such other paragraph of the PCC Disclosure Schedule is also applicable to the section of the Agreement in question), each of PCC and PCB represents and warrants to Capital Pacific as follows:

5.1 Organization, Standing and Authority. PCC is an Oregon corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. PCB is an Oregon state-chartered bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. PCB is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations promulgated thereunder, and the deposit accounts of PCB are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of PCC, threatened. Each of PCC and PCB is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.2 Authorized and Outstanding Stock and Other Rights.

(a) As of the date hereof, the authorized capital stock of PCC consists of: 50,000,000 shares of PCC Common Stock, of which 17,717,214 shares are issued and outstanding; and 20,000 shares of PCC Preferred Stock, none of which is issued and outstanding. As of the date hereof, the authorized capital stock of PCB consists of: 10,000,000 shares of Common Stock, of which one share is issued and outstanding and owned by PCC. The outstanding shares of PCC Common Stock and PCB Common Stock have been duly authorized, are validly issued, fully paid and non-assessable, and are not subject to any preemptive rights and were not issued in violation of any preemptive rights. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which holders of PCC Common Stock may vote are issued or outstanding. As of the date hereof, other than 1,399,517 shares of PCC Common Stock issuable and reserved for issuance upon exercise of outstanding stock options and restricted stock units, (i) there are no shares of PCC Common Stock reserved for issuance, (ii) PCC has no Rights issued or outstanding with respect to its stock, and (iii) PCC has no commitment to authorize, issue or sell to any other Person any of its stock. As of the date hereof, PCB has no Rights issued or outstanding with respect to its stock, and PCB has no commitment to authorize, issue or sell to any other Person (other than to PCC) any of its stock.

(b) The shares of PCC Common Stock to be issued in exchange for shares of Capital Pacific Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

5.3 Financial Reports and Securities Documents; Internal Controls.

(a) PCC’s Annual Report on Form 10-K for the year ended December 31, 2013 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2013 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, PCC’s “Securities Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of PCC and PCB as of its date, and each of the consolidated statements of operations and shareholders’ equity and other comprehensive income and cash flows or equivalent statements in such Securities Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and other comprehensive income and cash flows, as the case may be, of PCC and PCB for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

(b) Neither PCC nor PCB has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of PCC at December 31, 2013 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013, which have either been Previously Disclosed or would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of each PCC and PCB are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PCC (subject to PCC’s contract for service bureau and other technology services), PCB or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described in subsection (d) below.

(d) Each of PCC and PCB maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. PCC has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Board of Directors of PCC (1) any deficiencies, significant deficiencies or material weaknesses in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and has identified for its auditors any deficiencies, significant deficiencies or material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls or controls over financial reporting.

(e) Since December 31, 2013, (A) through the date hereof, neither PCC nor PCB nor, to PCC’s Knowledge, any director, officer, employee, auditor, accountant or representative of PCC or PCB, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PCC or PCB or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PCC or PCB has engaged in questionable accounting or auditing practices, and (B) no attorney representing PCC or PCB whether or not employed by PCC or PCB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PCC or PCB or any of their respective officers, directors, employees or agents to the Board of Directors of PCC, or any committee thereof or to any director or officer of PCC or PCB.

5.4 Articles of Incorporation and Bylaws. The copies of the articles of incorporation and the bylaws of PCC and of PCB delivered to Capital Pacific are true and correct copies of the articles of incorporation and bylaws of PCC and PCB, each as amended as of the date hereof. Neither PCC nor PCB is in violation of any provision of its respective articles of incorporation or bylaws.

5.5 Legal Proceedings (a) . Except as Previously Disclosed, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of PCC or PCB, threatened against or affecting PCC or PCB before any court, administrative officer or agency, other governmental body, or arbitrator that, if determined adversely to PCC or PCB, would reasonably be expected to prevent or materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.6 Regulatory Matters. Neither PCC nor PCB nor any of their respective properties is a party to or is subject to any Order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities. There are no unresolved violations set forth in any report relating to any examinations or inspections by any Regulatory Authority of PCC or PCB. Neither PCC nor PCB has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor, to PCC’s Knowledge, has any Regulatory Authority commenced an investigation in connection therewith. PCC and PCB are “well capitalized” as defined under the Prompt Corrective Action regulations of the FDIC (12 C.F.R. Part 325 Subpart B), and the rating of PCB under the CRA is no less than “Satisfactory”.

5.7 Material Adverse Effect. Since December 31, 2013, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events, is reasonably likely to have a Material Adverse Effect with respect to PCC and PCB, taken as a whole.

5.8 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by PCC or PCB in connection with the execution, delivery or performance by PCC or PCB of this Agreement or to consummate the Mergers except for: (1) the filing of applications, notices, requests for waiver, this Agreement and the Bank Plan of Merger, as applicable, with the Oregon Director(s), the FDIC and the FRB; (2) the filing of the Agreement of Merger with the Oregon Secretary of State; (3) the filing with the SEC of the Prospectus/Proxy Statement and the Registration Statement and declaration of effectiveness of the Registration Statement; (4) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of PCC Common Stock pursuant to this Agreement; (5) such filings as are required to be made under the Exchange Act; and (6) receipt of the approvals or waivers set forth in Section 8.1(d). As of the date hereof, neither PCC nor PCB has any Knowledge of any reason why the approvals set forth in Section 8.1(d) would not be received.

(b) Subject to compliance with the matters referred to in the preceding paragraph and the expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Order, governmental permit or license, or agreement, indenture or instrument of PCC or PCB or to which PCC or PCB or their respective properties is subject or bound, (2) constitute a breach or violation of, or a default under PCC’s or PCB’s articles of incorporation or bylaws, or (3) require any consent or approval under any such Order, governmental permit or license, agreement, indenture or instrument, except in the case of clauses (1) and (3) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to PCC or PCB, or to prevent or materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.9 Corporate and Shareholder Approval of Agreement; Binding Obligations. PCC and PCB have all requisite corporate power to execute, deliver and perform their respective obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of PCC and PCB and will be authorized by all necessary corporate action of PCC as the sole shareholder of PCB. No other corporate action on the part of PCC or PCB is required to authorize this Agreement or the Agreement of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by PCC and PCB and, assuming the accuracy of each of Capital Pacific’s and the Capital Pacific Subsidiaries’ representations and warranties, constitutes the legal, valid and binding obligation of PCC and PCB enforceable against PCC and PCB in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

5.10 Brokers and Finders. No broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by PCC or PCB or is entitled to be paid based upon any agreements, arrangements or understandings made by PCC or PCB in connection with any of the transactions contemplated by this Agreement, except that PCC or PCB has engaged the firm of D.A. Davidson & Co. to act as its financial advisor in connection with the transactions contemplated by this Agreement.

5.11 Financial Ability. PCC has sufficient capital and liquidity to complete the Merger and fund the cash portion of the Merger Consideration.

5.12 No Additional Representations.Except for the representations and warranties made in this Section 5, neither PCC nor any other Person makes any express or implied representation or warranty with respect to PCC or PCB, or their respective businesses, operation, assets, liabilities, conditions (financial or otherwise) or prospects, and PCC hereby disclaims any such other representation or warranties. In particular, without limiting the foregoing disclaimer, neither PCC nor any other Person makes or has made any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to PCC or PCB, or their respective businesses or (ii) except for the representations and warranties made by PCC in this Section 5, any oral or written information presented to Capital Pacific, the Bank or any of their respective affiliates or representatives in the course of their due diligence investigation, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

6. COVENANTS OF CAPITAL PACIFIC AND THE CAPITAL PACIFIC SUBSIDIARIES.

6.1 Conduct of Business of Capital Pacific Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Capital Pacific shall, and shall cause each of the Capital Pacific Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Regulatory Authorities, and its current relationships with customers, Regulatory Authorities, employees and other persons with which it has beneficial business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Capital Pacific or PCC to obtain any necessary approvals of any Regulatory Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby. Notwithstanding any other provision of this Agreement, the parties acknowledge and agree that neither PCC nor PCB shall be deemed to control Capital Pacific or the Bank by reason of having entered into this Agreement.

6.2 Forbearances of Capital Pacific and the Capital Pacific Subsidiaries; Adverse Actions. Except as expressly provided for in this Agreement, from the date hereof until the Effective Time, Capital Pacific covenants to PCC, for itself and on behalf of the Capital Pacific Subsidiaries, that, without first obtaining the written approval of PCC (which shall not be unreasonably withheld, conditioned or delayed), Capital Pacific will not, and will cause each Capital Pacific Subsidiary not to:

(a) amend, propose to amend or approve any amendment to the Capital Pacific Articles or Capital Pacific Bylaws, or propose or approve any amendment to the articles of incorporation or bylaws of any Capital Pacific Subsidiary;

(b) adjust, split, combine, reclassify, redeem, purchase or otherwise acquire any shares of capital stock other than shares purchased for deposit in accordance with the terms of the Capital Pacific DC Plan;

(c) set any record or payment dates for the payment of any dividends or distributions on its capital stock, or make, declare or pay any dividend or distribution (except for dividends paid in the ordinary course of business by any direct or indirect wholly-owned Capital Pacific Subsidiary to Capital Pacific or any other direct or indirect wholly-owned Capital Pacific Subsidiary);

(d) issue, sell, deliver, grant or otherwise permit to become outstanding, or authorize the creation of, any: (i) shares of any class of stock of any Capital Pacific Subsidiary; (ii) shares of any class of stock of Capital Pacific (other than the 2,564,374 shares of Capital Pacific Common Stock outstanding as of the date hereof, the 141,800 shares subject to the Capital Pacific Stock Options, upon the exercise of such Capital Pacific Stock Options outstanding as of the date of this Agreement, and the 55,081 shares subject to the Capital Pacific RSUs, upon the vesting of such Capital Pacific RSUs outstanding as of the date of this Agreement); (iii) securities convertible into any of such shares; or (iv) Rights;

(e) modify, accelerate vesting (except as may be required by the Capital Pacific Stock Plans), reprice or extend the exercise date of any restricted stock or outstanding options, RSUs, warrants or other rights to purchase or acquire shares;

(f) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles;

(g) except in the ordinary course of business consistent with past practice, borrow or incur any indebtedness for borrowed money;

(h) Knowingly incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any liabilities of any other Person;

(i) cancel or agree to cancel any debts or claims having a value in excess of $500,000, in which case representatives of PCC shall be included in Capital Pacific’s Board approval process with respect to such cancellation and PCC shall approve or disapprove of such action promptly following any decision by or on behalf of the Capital Pacific Board;

(j) (1) enter into or terminate any Material Contract or amend or modify in any material respect any of its Material Contracts, or (2) willfully violate, commit a breach of or default under any Material Contract;

(k) (1) acquire an ownership or leasehold interest in any real property whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is required or reasonably appropriate; (2) other than in the ordinary course of business consistent with past practice (including other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), acquire all or any portion of the assets, business, deposits or properties of any other Person; or (3) sell, transfer, mortgage, lease or grant any preferential rights to lease, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice or in a transaction that, together with such other similar transactions, is not material in amount;

(l) Knowingly violate any Order relating to its assets or business;

(m) Except pursuant to applicable law or regulation or as required by a Regulatory Authority or this Agreement, (1) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk;

(n) (1) Except as set forth in Section 6.2(n) of the Capital Pacific Disclosure Schedule or as required by the terms of any Employee Benefit Plan in effect as of the date hereof, increase the compensation payable to, or grant any salary or wage increase to, any officer, director, employee, consultant or agent of Capital Pacific or any Capital Pacific Subsidiary, other than (i) normal annual merit salary increases made in the ordinary course of business consistent in amount and timing with past practices to employees (other than officers), but not exceeding three percent (3%) for any individual employee (each based upon the September 30, 2014, aggregate salary figures Previously Disclosed to PCC) or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof or changes required by applicable law; (2) pay any discretionary, incentive, retention or stay bonuses; (3) enter into or amend or renew any employment, consulting, severance, change-in-control or similar agreements or arrangements with any current or former officer, director, employee, consultant, agent or other service provider of Capital Pacific or any Capital Pacific Subsidiary; (4) make, or commit to make, any stay, retention or conversion bonus; (5) enter into, establish, adopt or amend (except as may be required by applicable law) any pension, retirement, stock option, restricted stock, stock purchase, stock appreciation, savings, profit sharing, deferred compensation, consulting, bonus, incentive, commission, severance, group insurance, perquisite or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, employee or other service provider of or to Capital Pacific or any Capital Pacific Subsidiary, or, except as contemplated by

Section 2.1.7, take any action to accelerate the vesting or exercisability of stock options, RSUs, restricted stock or other compensation or benefits payable thereunder; (6) reimburse or agree to reimburse any officer or other employee for any income tax or penalty that would otherwise be payable by that officer or employee under Code Section 4999 or 409A or any other statute or regulation; (7) adopt a separation pay policy; or (8) issue any broadly distributed communication of a general nature to employees (including relating to benefits or compensation) without prior consultation with PCC and, to the extent relating to employment with PCC or PCB following the Effective Time, benefits or compensation information without the prior written consent of PCC, or issue any broadly distributed communication of a general nature to customers without the prior approval of PCC, which shall not be unreasonably withheld, except in each case as required by applicable law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger, the Bank Merger, PCC or PCB;

(o) (1) except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of Loans, acquire control of or any other ownership interest in any other Person; (2) acquire control or ownership of all or a substantial portion of the assets of any other Person; or (3) merge, consolidate or otherwise combine with any other Person;

(p) settle any claim, action or proceeding, whether pending or threatened, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Capital Pacific or any Capital Pacific Subsidiary;

(q) acquire, open, consolidate, relocate or close any office, branch or ATM;

(r) make any capital expenditures, capital additions or capital improvements, or commitments with respect thereto in excess of $25,000 in any one case, or $50,000 in the aggregate in any period of twelve (12) consecutive months;

(s) (1) make, renew, commit to make, or materially modify any loan, or acquire any pool of loans, or a series of loans or commitments, over $1,500,000 to any Person or group of related Persons, or advance additional funds (except under preexisting commitments) on loans or to borrowers of the Bank, without in each case and prior to obtaining the written approval of PCC and furnishing to PCB a copy of the report provided to the Bank’s loan (or equivalent) committee, provided that representatives of PCC shall be included in Capital Pacific’s Board approval process with respect to such loan or loans and PCC shall approve or disapprove of such action promptly following any decision by or on behalf of the Capital Pacific Board, or (2) extend the loan maturity of, or otherwise renew or materially modify, any loan on the Bank’s loan watch lists, provided that PCC’s approval in this regard shall be deemed granted if PCC does not respond in writing within three (3) Business Days after receiving the Bank’s written request; for the avoidance of doubt, all loans of the Bank classified as “substandard,” “criticized,” “doubtful,” or “loss,” shall also be deemed to be included on such watch lists.

(t) except for booking loans committed prior to the date of this Agreement (which have been Previously Disclosed), enter into or modify any agreement (except for renewals of previously disclosed indebtedness) with any director or officer of Capital Pacific or any Capital Pacific Subsidiary, any person who, to the Knowledge of Capital Pacific, owns more than five percent (5%) of the outstanding capital stock of Capital Pacific or any business or entity in which such director, officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing to PCB a copy of the report provided to Capital Pacific’s or the Bank’s loan (or equivalent) committee within five (5) Business Days after such approval;

(u) reverse any provision taken for loan or lease losses or with respect to off balance sheet commitments or make provisions to its Allowance for Loan and Lease Losses that do not conform in all material respects to its previously existing internal policies and procedures, regulatory requirements and GAAP;

(v) change in any material respect the Bank’s credit policies and collateral eligibility requirements and standards;

(w) sell any investment securities, except as necessary to provide liquidity, to manage interest rate risk, for tax planning or reduction, or as otherwise consistent with past practices;

(x) (1) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (2) file an amended Tax Return, or (3) fail to maintain the books, accounts and records of Capital Pacific or any Capital Pacific Subsidiary in accordance with past custom and practice, including without limitation, Taxes, bonuses, vacation and other liabilities and expenses;

(y) except, in each case, as may be required by applicable law or regulation, take any action or suffer any omission of any nature that is intended or would be reasonably likely to result in: (1) any of the representations and warranties set forth in Section 4 of this Agreement being or becoming untrue or incorrect in any material respect at any time at or prior to the Effective Time, (2) any of the conditions set forth in Section 8 of this Agreement not being satisfied, (3) a material violation of any provision of this Agreement, or (4) a material delay in the ability of Capital Pacific or any Capital Pacific Subsidiary to perform any of their obligations under this Agreement on a timely basis;

(z) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk, asset liability management, accounting, personnel, marketing, investment or other banking and operating policies, except as required by this Agreement or by applicable law, regulation or policies imposed by any Governmental Authority;

(aa) take, or agree to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(bb) agree to, or make a commitment to, take, or adopt any resolutions of the Board of Directors of Capital Pacific or the Bank in support of, any of the foregoing.

6.3 No Solicitation.

(a) After the execution and delivery of this Agreement, Capital Pacific agrees that neither Capital Pacific nor any Capital Pacific Subsidiary, nor any of Capital Pacific’s officers or directors, or the officers and directors of any Capital Pacific Subsidiary, or any of their respective employees and agents, including any investment banker, attorney, accountant, advisor or affiliate (collectively, “Representatives”) shall: (i) directly or indirectly, initiate or solicit, any inquiries or proposals with respect to, or the making or implementation of any Acquisition Proposal, or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal, except to the extent that, in the event Capital Pacific receives an unsolicited bona fide Acquisition Proposal and the Capital Pacific Board determines prior to approval of the Merger by the Capital Pacific shareholders at the Capital Pacific Meeting, in good faith, after consultation with its outside, legal counsel and its independent financial advisors, that the Acquisition Proposal constitutes, or is reasonably likely to constitute, a proposal that (1) is more favorable from a financial point of view to Capital Pacific shareholders than the Merger, and (2) is reasonably likely to be consummated on the terms set forth (such proposal, a “Superior Proposal”), and as to which the Capital Pacific Board has also determined in good faith, and based on the advice of its outside legal counsel, that its fiduciary duty requires it to so act. In any event, neither Capital Pacific nor any Capital Pacific Subsidiary shall provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable to Capital Pacific as those contained in the Confidentiality Agreement.

Notwithstanding anything in this Agreement to the contrary, Capital Pacific shall (i) promptly (but in no event later than two (2) Business Days after receipt) advise PCC, in writing, of (X) the receipt by or on behalf of it of any Acquisition Proposal or material modification thereof, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal or material modification thereof, and (Y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification, and (ii) keep PCC reasonably and promptly informed of the status and details of any such proposal or inquiry and any developments with respect thereto.

(b) Capital Pacific shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than PCC) conducted heretofore with respect to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the approval of the Merger by the Capital Pacific shareholders at the Capital Pacific Meeting, the Capital Pacific Board may change its recommendation to the Capital Pacific shareholders to approve the Merger pursuant to Section 6.5 or terminate this Agreement pursuant to Section 10.1(d) if the conditions set forth in such sections are satisfied.

6.4 Takeover Laws and Provisions. Neither Capital Pacific nor any Capital Pacific Subsidiary will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of Capital Pacific and the Capital Pacific Subsidiaries shall take all necessary steps within their control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Laws, as now or hereafter in effect. Neither Capital Pacific nor any Capital Pacific Subsidiary will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions, and Capital Pacific and the Capital Pacific Subsidiaries will take all necessary steps within their control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

6.5 Shareholder Approval. Capital Pacific will take, in accordance with applicable law, the Capital Pacific Articles and the Capital Pacific Bylaws, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “Capital Pacific Meeting”), as promptly as practicable after the date the Prospectus/Proxy Statement may first be sent to Capital Pacific shareholders without objection by applicable Governmental Authorities. The Capital Pacific Board shall recommend that the shareholders of Capital Pacific vote in favor of such approval. Notwithstanding the preceding sentence, in the event that subsequent to the date of this Agreement, the Capital Pacific Board determines, in good faith and after consultation with independent legal counsel, that, based upon the receipt of a Superior Proposal, it is in the best interests of the Capital Pacific shareholders to withdraw, modify or qualify such recommendation, the Capital Pacific Board may, prior to the Capital Pacific Meeting, so withdraw, modify or qualify its adoption and approval of this Agreement or such recommendation.

6.6 Consents and Regulatory Matters. Capital Pacific and each Capital Pacific Subsidiary will cooperate and use its reasonable best efforts to prepare all documentation, timely effect all filings and obtain, and to assist PCC in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authorities, including the FDIC, FRB, Secretary of State of the State of Oregon, and Oregon Director, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, Capital Pacific and each Capital Pacific Subsidiary shall cooperate with PCC and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, Capital Pacific shall provide PCC an opportunity to review in advance, and to the extent practicable will consult with PCC and consider in good faith the views of PCC in connection with, all of the information relating to PCC that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, PCC shall act reasonably and as promptly as practicable. Capital Pacific shall, upon request by PCC, furnish PCC with all information concerning itself, and its directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Capital Pacific, any Capital Pacific Subsidiary, PCC or PCB to any third party or Governmental Authority in connection with the transactions contemplated by this Agreement. Capital Pacific shall keep PCC apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing PCC with copies of notices or other communications received by Capital Pacific or any Capital Pacific Subsidiary from any third party or Governmental Authority with respect to such transactions.

6.7 Reports, Financial Statements and Additional Information.

(a) During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Capital Pacific and each Capital Pacific Subsidiary shall timely file all reports required to be filed by it with any Regulatory Authorities having jurisdiction over Capital Pacific or any Capital Pacific Subsidiary, and Capital Pacific shall deliver to PCC copies of all such reports and each other material report, schedule and other document filed by Capital Pacific or any Capital Pacific Subsidiary pursuant to federal or state banking laws promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

(b) During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Capital Pacific will promptly deliver to PCC copies of: (1) approved minutes of meetings, or consent to action in lieu thereof, of Capital Pacific’s shareholders, and the Capital Pacific Board (held on or after November 1, 2014) or any committees thereof; (2) the Bank’s loan (or equivalent) committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding Loans prepared on or after September 30, 2014; (3) reports to the Bank’s loan (or equivalent) committee regarding developments with respect to other real estate owned or other assets acquired through foreclosure or action in lieu thereof prepared on or after September 30, 2014; (4) all written communications to Capital Pacific shareholders dated on or after the date of this Agreement; (5) minutes of all meetings held on or after the date hereof of Capital Pacific shareholders, the Capital Pacific Board, and the Bank Board or the Capital Pacific or Bank Board committees (including executive sessions thereof), as promptly as reasonably practicable; and (6) reports of Capital Pacific’s or the Bank’s chief executive or chief financial officers to the Capital Pacific or Bank Board or any committee thereof dated on or after the date of this Agreement, if any. All minutes and other reports may be redacted to eliminate matters protected by attorney-client privilege to the extent necessary to preserve such protection and may be redacted to preserve the confidentiality of discussions regarding the transactions contemplated herein or third party information subject to confidentiality agreements.

(c) Promptly upon receipt thereof, Capital Pacific will furnish to PCC copies of each annual, interim or special audit of the books of Capital Pacific or any Capital Pacific Subsidiary made by its independent auditors and copies of all management representation letters furnished to such auditor.

(d) During the period from the date of this Agreement to the Effective Time, Capital Pacific shall as soon as reasonably practicable after they become available furnish PCC with copies of all monthly and other interim financial statements of each of Capital Pacific and the Capital Pacific Subsidiaries produced in the ordinary course of business as the same shall become available.

(e) To the extent permitted by applicable law, Capital Pacific will advise PCC promptly of the receipt of any examination report of any Regulatory Authority with respect to the condition or activities of Capital Pacific or any Capital Pacific Subsidiary.

6.8 Taxes. Capital Pacific and each Capital Pacific Subsidiary will prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Capital Pacific or any Capital Pacific Subsidiary) that are required to be filed (with extensions) on or before the Effective Date and will promptly furnish copies thereof to PCC. Unless it is contesting the same in good faith and has established reasonable reserves therefor, Capital Pacific and each Capital Pacific Subsidiary shall promptly pay all Taxes as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all Taxes which are required by law to be so withheld or collected.

6.9 Rights of Access.

(a) Each of Capital Pacific and the Capital Pacific Subsidiaries agree that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford PCC and PCC’s officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time or termination of this Agreement to the books, records (including, without limitation, tax returns and work papers of independent auditors subject to the approval, terms and conditions effectuated by the independent auditors), files, properties, personnel and to such other information as PCC may reasonably request and Capital Pacific and each Capital Pacific Subsidiary agrees to furnish all other information concerning the business, properties and personnel of Capital Pacific and each Capital Pacific Subsidiary as PCC may reasonably request and is relevant to PCC in connection with the transactions contemplated by this Agreement, including (1) title reports with respect to real property owned by Capital Pacific or any Capital Pacific Subsidiary and (2) loan (or equivalent) committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding Loans, in each case as may not have been previously provided. Notwithstanding the foregoing, each of Capital Pacific and the Capital Pacific Subsidiaries agrees that, within a reasonable period following the announcement of the transactions contemplated by this Agreement, it shall provide to PCC access to all employees and personnel of Capital Pacific for the purpose of conducting employee interviews and meetings pursuant to Section 7.6(i). In no event, however, is Capital Pacific or any Capital Pacific Subsidiary obligated to (1) provide access or disclose any information to PCC where such access or disclosure would violate any agreement not to disclose confidential information and, upon PCC’s reasonable request, Capital Pacific shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure; or (2) disclose any information of Capital Pacific or any Capital Pacific Subsidiary in violation of any Order, duty or binding agreement or which is otherwise protected by attorney-client privilege, but only to the extent necessary to preserve such protection.

(b) No investigation by PCC of the business and affairs of Capital Pacific or any Capital Pacific Subsidiary shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, Capital Pacific shall cause one or more of its representatives to confer with representatives of PCC and report the general status of its ongoing operations at such times as PCC may reasonably request. Capital Pacific will promptly notify PCC of any material change in the normal course of its or any Capital Pacific Subsidiary’s business or in the operation of its or any Capital Pacific Subsidiary’s properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Capital Pacific or any Capital Pacific Subsidiary. Without limiting the foregoing, senior officers of Capital Pacific shall meet with PCC’s officers on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Capital Pacific, and Capital Pacific shall give due consideration to PCC’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, PCC shall not under any circumstance be permitted to exercise control of Capital Pacific or any Capital Pacific Subsidiary prior to the Effective Time.

(d) Capital Pacific and PCC shall meet on a regular basis to discuss and plan for the conversion of Capital Pacific’s data processing and related electronic informational systems to those used by PCB, which planning shall include, but not be limited to, discussion of the possible termination by Capital Pacific of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Capital Pacific in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Capital Pacific shall not be obligated to take any such action prior to the Effective Time and, unless Capital Pacific otherwise agrees, no conversion shall take place prior to the Effective Time.

6.10 Updating and Correcting Information and the Capital Pacific Disclosure Schedule. Capital Pacific shall give prompt notice to PCC of any fact, event or circumstance known to it that (a) could be reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein. Capital Pacific shall promptly inform PCC upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of Capital Pacific or any Capital Pacific Subsidiary under any labor or employment law. Capital Pacific shall, no later than ten (10) days prior to the anticipated Effective Date, revise and supplement those Sections of the Capital Pacific Disclosure Schedule as have been mutually and reasonably agreed by PCC and Capital Pacific to disclose any events or circumstances occurring after the date hereof and prior to such tenth day that, had such events or circumstances occurred prior to the date hereof, would have been required to be included in the Capital Pacific Disclosure Schedule in order that Capital Pacific not have been in breach of the representation or warranty contained therein. Notwithstanding anything to the contrary contained herein, supplementation of the Capital Pacific Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of the representations or warranties of Capital Pacific and the Capital Pacific Subsidiaries contained herein.

6.11 Other Actions. Subject to the terms and conditions of this Agreement, each of Capital Pacific and the Capital Pacific Subsidiaries agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 8 hereof, and shall cooperate fully with PCC to that end.

7. COVENANTS OF PCC.

7.1 Forbearances of PCC; Adverse Actions. Except as expressly provided for in this Agreement, from the date hereof until the Effective Time and except, in each case, as may be required by applicable law or regulation, PCC covenants to Capital Pacific, that, without first obtaining the written approval of Capital Pacific, which approval shall not be unreasonably withheld, PCC will not and will cause PCB not to knowingly take any action or suffer any omission of any nature that is intended or would be reasonably likely to result in: (a) any of PCC’s or PCB’s representations and warranties set forth in this Agreement being or becoming untrue or incorrect in any material respect at any time at or prior to the Effective Time, (b) any of the conditions set forth in Section 8 not being satisfied, (c) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation, or (d) a material delay in the ability of PCC to perform its obligations under this Agreement on a timely basis.

7.2 Registration Statement; Blue Sky Filings; Nasdaq Listing.

(a) As soon as possible following the date hereof, but not later than 45 days thereafter, PCC will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) for registration of the shares of PCC common stock to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to Capital Pacific shareholders. The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement. Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld.

(b) When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Capital Pacific Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of PCC relating to PCC and PCB and by or on behalf of Capital Pacific relating to Capital Pacific and the Bank, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement. PCC and Capital Pacific each agree that if it becomes aware that any information furnished by it would cause any of the statements in the Registration Statement or Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and PCB will take all appropriate steps to correct the Registration Statement or Prospectus/Proxy Statement.

(c) Each of PCC and Capital Pacific shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any Order, that would restrain, prevent or delay the completion of the Mergers, and (ii) avoid or eliminate each and every impediment under any applicable law and resolve any questions or issues raised by any Government Authority so as to enable the Closing to occur as soon as possible, and in any event no later than July 31, 2015, including without limitation, making and incurring commercially reasonable expenditures and cost; provided that nothing in this Agreement shall require PCC to take any actions specified in this Section 7.2(c) that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Capital Pacific) on PCC or Capital Pacific.

(d) PCC will pay all fees and costs associated with the preparation by PCC’s counsel (and other professional advisors) and the filing of the Registration Statement. Capital Pacific will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. Capital Pacific will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

(e) PCC will use its reasonable best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

(f) PCC will use its reasonable best efforts to cause the shares of PCC Common Stock to be issued in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

7.3 Consents and Regulatory Matters. PCC will cooperate with Capital Pacific, and use its reasonable best efforts, to prepare all documentation, timely effect all filings and obtain, and to assist Capital Pacific in obtaining, all permits, approvals, consents, authorizations, waivers and orders of all third parties and Governmental Authority, including the FDIC, FRB, Secretary of State of the State of Oregon, and the Oregon

Director, necessary to consummate the transactions contemplated by this Agreement. Subject to the terms and conditions set forth in this Agreement, PCC, PCB and Capital Pacific shall cooperate with one another and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Mergers and other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Mergers or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, PCC shall provide Capital Pacific an opportunity to review in advance, and to the extent practicable will consult with Capital Pacific and consider in good faith the views of Capital Pacific in connection with, all of the information relating to Capital Pacific that appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights, Capital Pacific shall act reasonably and as promptly as practicable. PCC shall, upon request by Capital Pacific, furnish Capital Pacific with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Capital Pacific to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. Subject to applicable law, PCC shall keep Capital Pacific apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing Capital Pacific with copies of notices or other communications received by PCC or PCB, from any third party or any Governmental Authority with respect to such transactions. Any initial filing with Governmental Authorities shall be made by PCC as soon as reasonably practicable after the execution hereof but, provided that Capital Pacific has cooperated as described in Section 6.7, in no event later than thirty (30) days after the date hereof for the application required by the FRB and the Bank Merger Application required by the FDIC and the Oregon Director.

7.4 Updating and Correcting Information. PCC shall give prompt notice to Capital Pacific of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. PCC shall promptly inform Capital Pacific upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of PCC of PCB under any labor or employment law. Notwithstanding anything to the contrary contained herein, supplementation of PCC’s Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of PCC’s representations or warranties contained herein.

7.5 Other Actions. Subject to the terms and conditions of this Agreement, PCC agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Section 8 hereof, and shall cooperate fully with Capital Pacific to that end.

7.6 Employee Matters.

(a) From and after the Effective Time, PCC will honor in accordance with their terms as in effect immediately before the Effective Time, and make the payments provided for in accordance with the terms (other than a requirement of termination of employment) of, all written agreements entered into prior to the date hereof and set forth on Section 7.6(a) of the Capital Pacific Disclosure Schedule, as of the date of this Agreement, regardless of whether such officers or other employees will be Continuing Employees, subject to any limitations imposed under applicable law or by any Regulatory Authority, provided, however, that PCC will not reimburse or gross-up any officer or other employee for any income tax or penalty, including as a result of any “excess parachute payment” within the meaning of Code Section 280G, that would otherwise be payable by the officer, employee, or Capital Pacific or any Capital Pacific Subsidiary.

(b) Prior to the Effective Date, PCC shall determine which of the employees of Capital Pacific or any Capital Pacific Subsidiary will be offered employment by PCB immediately following the Effective Date (the employees who accept such offers of employment, “Continuing Employees”) and shall give notice thereof to Capital Pacific. Effective no later than immediately prior to the Effective Time, Capital Pacific shall terminate the employment of each of those employees of Capital Pacific and the Capital Pacific Subsidiaries who PCC notifies Capital Pacific in writing no more than ten (10) Business Days prior to the Effective Time that PCC does not intend to offer continued employment with PCB after the Effective Date, and such terminated employees shall be entitled to receive the benefits and severance pay in accordance with Section 7.6(i) below. The employment of the Continuing Employees shall be subject to PCB’s usual terms, conditions and policies of employment. To the extent that the Continuing Employees do not continue to be covered after the Effective Time by the Employee Benefit Plans that provide medical, dental and other welfare benefits (the “Capital Pacific Welfare Plans”), (1) for the plan year including the Effective Date, the Continuing Employees and their eligible dependents shall not be required to satisfy any deductible, out-of-pocket maximum or similar requirements under the medical, dental and other welfare plans maintained by PCB (the “PCB Welfare Plans”) to the Continuing Employees to the extent of amounts previously credited for such purposes under the corresponding the Capital Pacific Welfare Plans and (2) any waiting periods, pre-existing condition exclusions or limitations and requirements to show evidence of good health contained in such PCB Welfare Plans shall be waived with respect to the Continuing Employees and their eligible dependents (except to the extent any such waiting period, pre-existing condition exclusion or limitation, or requirement to show evidence of good health applied under the corresponding the Capital Pacific Welfare Plan in which the participant participated or was otherwise eligible to participate). Continuing Employees will be given credit for their service with Capital Pacific or any Capital Pacific Subsidiary for purposes of eligibility under the PCB Welfare Plans (or, if continued by PCB, the Capital Pacific Welfare Plans), solely to the extent permitted under the PCB Welfare Plans (or, if continued by PCB, the Capital Pacific Welfare Plans).

(c) Except as otherwise provided in Section 7.6(a) with respect to individuals with employment or other written agreements that provide for severance payments, Continuing Employees who by reason of the Mergers become employees of PCB and are thereafter terminated other than for cause (“cause” shall include failure to meet conduct or employment standards) will (1) if such termination occurs within the first twelve (12) months after the Effective Date, be provided severance benefits commensurate with those provided to those employees of Capital Bank terminated under Section 7.6(b), or (2) if such termination occurs thereafter, provided with severance benefits by PCB based on the PCB Severance Policy. A copy of the current PCB Severance Policy is included in Section 7.6(c) of the PCC Disclosure Schedule. Continuing Employees will be given credit for their service with Capital Pacific or any Capital Pacific Subsidiary for purposes of determining the amount of severance benefits under the PCB Severance Policy.

(d) For purposes of vacation benefits and sick leave, service accrued with Capital Pacific or any Capital Pacific Subsidiary shall be credited for determining a Capital Pacific employee’s eligibility and length of vacation and sick leave under the PCB vacation or sick leave plan, and any vacation or sick leave taken prior to the Effective Date will be subtracted under the PCB plan from the Capital Pacific employee’s vacation or sick leave entitlement for the calendar year in which the Effective Date occurs. A Capital Pacific employee’s sick leave accrued time and vacation accrued time prior to the Effective Date will be carried forward, with prospective accruals based upon PCB vacation or sick leave plans or policies.

(e) For purposes of participation in PCB bonus plans, profit sharing plans and arrangements, and similar benefits, Continuing Employees shall receive credit for length of service accrued with Capital Pacific or any Capital Pacific Subsidiary from the most recent hire date and (except to the extent a greater benefit may otherwise be provided in written employment contracts) shall be entitled to participate in such plans, arrangements and similar benefits then made available to similarly situated PCB employees beginning at the Effective Time.

(f) Notwithstanding anything contained herein to the contrary, (1) neither PCC nor PCB is obligated to continue to employ any employee of Capital Pacific or any Capital Pacific Subsidiary for any period of time following the Effective Date, (2) nothing in this Agreement shall limit the ability of PCB to revise, amend or terminate any Employee Benefit Plan, PCB Welfare Plan or other employee benefit plan, program or policy from time to time, (3) nothing in this Agreement shall be construed as an amendment of any Employee Benefit Plans or PCB Welfare Plan, and (4) no provision of this Section 7.6 shall create any third party beneficiary rights in any employee, director, former employee or former director (including any beneficiary or dependent of such employee, director, former employee or former director) of Capital Pacific or any Capital Pacific Subsidiary in respect of continued employment or service (or resumed employment or service) or any other matter.

(g) Prior to the Effective Date, Capital Pacific and each Capital Pacific Subsidiary shall take all actions requested by PCB in writing that may be necessary or appropriate to (1) cause one or more of the Capital Pacific Plans to terminate as of the Effective Date, or as of the date immediately preceding the Effective Date, subject to the terms of the Capital Pacific Plans and applicable law, without payment of any additional contribution or amount and without creating any unfunded or unaccrued liability, (2) cause benefit accruals and entitlements under any Capital Pacific Plan to cease as of the Effective Date, or as of the date immediately preceding the Effective Date, (3) make a good faith effort to cause the continuation on and after the Effective Date of any contract, arrangement or insurance policy relating to any Capital Pacific Plan for such period as may be requested by PCB, or (4) facilitate the merger of any Capital Pacific Plan into any employee benefit plan maintained by PCB. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 7.6(g) shall be subject to PCB’s prior review and approval.

(h) Within the thirty (30) day period prior to the Effective Date, Capital Pacific and each Capital Pacific Subsidiary shall take all necessary action, on an irrevocable basis, to cause the Capital Pacific Bank Deferred Compensation Plan (the “Capital Pacific DC Plan”) to terminate and liquidate prior to the Effective Date, in a manner that complies with the provisions of Section 409A of the Code and Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) and the Capital Pacific DC Plan, such that as of the Effective Date, no participant or beneficiary shall be entitled to a benefit under the Capital Pacific DC Plan. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 7.6(h) shall be subject to PCB’s prior review and approval.

(i) Prior to the Effective Time, Capital Pacific and each Capital Pacific Subsidiary shall cooperate with PCB to allow PCB, in its sole discretion, to (1) arrange and conduct for employees of Capital Pacific or any Capital Pacific Subsidiary, an open enrollment period for PCB Welfare Plans (to the extent such plans will be made available to such employees) and employee orientation sessions (with such sessions to be held at times reasonably agreed to by PCB and Capital Pacific), and (2) meet with employees of Capital Pacific or any Capital Pacific Subsidiary (either individually or in groups) during breaks, or as otherwise agreed to by PCB and Capital Pacific.

(j) At the Effective Time, except with respect to those officers or employees of Capital Pacific or any Capital Pacific Subsidiary who are party to an employment agreement or other agreement providing for severance with Capital Pacific or with such Capital Pacific Subsidiary, PCC shall pay to those employees of Capital Pacific or any Capital Pacific Subsidiary who are not Continuing Employees an amount of severance pay in cash equal to four (4) weeks’ salary for every year of service with Capital Pacific or any Capital Pacific Subsidiary, subject to a minimum severance pay amount of three (3) months’ salary and a maximum severance pay amount of eight (8) months’ salary.

(k) In the event that the qualified cash or deferred arrangement maintained by Capital Pacific (the “Capital Pacific 401(k) Plan”) terminates prior to the Effective Time as contemplated in Section 7.6(g), at the Effective Time, each Continuing Employee will be eligible, on the first day of the month following the Effective Time, to participate in the cash or deferred arrangement maintained by PCB that is intended to be qualified under Section 401(k) of the Code (the “PCB 401(k) Plan”). To the extent necessary, PCB agrees to timely amend the

PCB 401(k) Plan to provide for such eligibility. PCB shall take all steps reasonably necessary to permit each Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Capital Pacific 401(k) Plan to roll over such eligible distribution as part of any lump sum distributions, to the extent permitted by the Capital Pacific 401(k) Plan, into an account under the PCB 401(k) Plan.

7.7 Indemnification of Directors and Officers; D&O Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Capital Pacific or the Bank (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Capital Pacific or the Bank, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. On and after the Effective Time, PCC shall indemnify and hold harmless, as and to the fullest extent permitted under applicable law, the Capital Pacific Articles and Capital Pacific Bylaws, and the Bank Articles and the Bank Bylaws, the Indemnified Parties against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification), judgments and fines incurred in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation, the Indemnified Parties may retain counsel reasonably satisfactory to them; provided, however, that (1) PCC shall have the right to assume the defense thereof and upon such assumption PCC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if PCC elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between PCC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and PCC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties; (2) PCC shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, conditioned, or delayed; and (3) PCC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law; provided further, however, that any such determination shall not limit or affect the availability of insurance protection, as set forth in Section 7.7(d), unless the insurance policy provides for such a limitation or otherwise excludes coverage under such circumstances.

(b) Any Indemnified Party wishing to claim indemnification under Section 7.7(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify PCC thereof in writing, provided that the failure to so notify PCC shall not relieve PCC of its obligations hereunder except to the extent that such failure materially prejudices PCC. PCC’s obligations under Section 7.7(a) continue in full force and effect for a period of six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) PCC agrees that all rights to indemnification in favor of an Indemnified Party as provided in the Capital Pacific Articles or Capital Pacific Bylaws, or the Bank Articles and the Bank Bylaws, as in effect as of the date of this Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Mergers and continue in full force and effect in accordance with their terms, and shall be honored by PCC or its successor as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six (6) years from the Effective Date. Nothing in this Section 7.7(c) shall require any amendment to the articles of incorporation of PCC or PCB.

(d) Prior to the Effective Time, Capital Pacific shall and, if Capital Pacific is unable to, PCC shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance with a claims period of at least six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as Capital Pacific’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Capital Pacific or PCB expend for “tail” insurance policies a premium amount in excess of the amount set forth in Section 7.7(d) of the Capital Pacific Disclosure Schedule. If Capital Pacific and the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Capital Pacific’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage at least as favorable to the Indemnified Parties as provided in Capital Pacific’s existing policies as of the date of this Agreement; provided, however, that in no event shall PCC or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premiums currently paid by Capital Pacific for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall, and PCC shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e) If PCC or any of its successors or assigns (1) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (2) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the surviving corporation shall assume all of the obligations set forth in this Section 7.7.

(f) The provisions of Section 7.7(a), (b), (c), (d) and (e) are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives following consummation of the Mergers.

(g) Notwithstanding the foregoing provisions of this Section 7.7, PCC shall have no obligation to indemnify an Indemnified Party against a claim asserted by another Indemnified Party, or any affiliate of Capital Pacific or any Capital Pacific Subsidiary.

8. CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation. The respective obligations of each party to consummate the Mergers is subject to the fulfillment or written waiver, prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. Approval of the principal terms of the Merger by the requisite vote of the shareholders of Capital Pacific shall have been obtained.

(b) No Injunction. No Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement shall be in effect.

(c) No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or the State of Oregon or any new material limitation on extension of credit by commercial banks in the United States or the State of Oregon.

(d) Regulatory Approvals. All consents, orders, waivers and approvals from Regulatory Authorities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory or regulatory waiting periods in respect thereof shall have expired.

(e) Registration Statement. The Registration Statement will have become effective as specified in Section 7.2, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

(f) Nasdaq Listing. The shares of PCC Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq (or such other exchange on which the PCC Common Stock may become listed) if so required and shall be freely tradable.

8.2 Conditions to Obligations of PCC and PCB.

The obligation of PCC and PCB to consummate the Mergers is subject to the fulfillment or written waiver by PCC, prior to the Effective Time, of each of the following conditions:

(a) Continuing Accuracy of Representations and Warranties. The representations and warranties of each of Capital Pacific and the Capital Pacific Subsidiaries set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of Capital Pacific or any Capital Pacific Subsidiary (other than the representations and warranties set forth in Section 4.1 and Section 4.15, which shall be true and correct in all respects except to a de minimis extent relative to each of such Sections taken as a whole; other than the representations and warranties set forth in Section 4.2, which shall be true and correct in all respects except that the number of issued and outstanding shares of Capital Pacific Common Stock may change to reflect the issuance of additional shares of Capital Pacific Common Stock pursuant to the Capital Pacific Stock Options and Capital Pacific RSUs set forth in Section 4.2; other than the representations and warranties set forth in the first sentence of Section 4.14, Section 4.16(a) and Section 4.29, which shall be true and correct in all respects; and other than the representations and warranties set forth in Section 4.16(b), which shall be true and correct in all material respects) shall be deemed untrue or incorrect for any purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of Capital Pacific or the Capital Pacific Subsidiaries, has had or would reasonably be expected to result in a Material Adverse Effect on Capital Pacific and the Capital Pacific Subsidiaries taken as a whole; provided, further, however, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b) Performance. Capital Pacific shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, at or prior to the Effective Time.

(c) Total Shareholders’ Equity; Total Non-Maturity Deposits. At least five (5) Business Days prior to the Effective Time, Capital Pacific shall provide PCC with Capital Pacific’s consolidated financial statements as of the close of business on the last day of the month prior to the Effective Time. Such financial statements shall have been prepared in all material respects in accordance with GAAP consistently applied and other applicable accounting and regulatory requirements, and reflect all appropriate period-end accruals and other adjustments. At the close of business on the last day of the month preceding the Effective Time, Capital Pacific shall have Total Shareholders’ Equity, as reflected on such financial statements, of not less than $23,275,000. Capital Pacific shall also have Total Non-Maturity Deposits of not less than $155,000,000. Such financial statements shall be accompanied by a certificate of the chief financial and executive officers of Capital Pacific in the form attached hereto as Exhibit D.

(d) Dissenting Shareholders. Holders of not more than ten percent (10%) of the issued and outstanding shares of Capital Pacific Common Stock shall have demanded or be entitled to demand payment of the fair value of their Dissenters’ Shares under applicable provisions of the OBCA.

(e) Fairness Opinion. Capital Pacific shall have a fairness opinion from Feldman Financial Advisors, Inc., dated November 19, 2014, to the effect that the Merger Consideration to be received by Capital Pacific shareholders is fair to such shareholders from a financial point of view (the “Fairness Opinion”), and the Fairness Opinion shall not have been modified or withdrawn.

(f) Tax Opinion. PCC shall have received the written opinion of Pillsbury Winthrop Shaw Pittman LLP, in form and substance reasonably satisfactory to PCC, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering any such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of PCC, Capital Pacific and others, reasonably satisfactory in form and substance to such counsel.

(g) Director Agreements and Voting Agreements. Each Director Agreement and each Voting Agreement entered into by the directors and certain principal shareholders of Capital Pacific, as appropriate, shall not have been amended or rescinded and remains in full force and effect immediately prior to the Effective Time.

(h) Certificate. Receipt by PCC of a Certificate of the Chief Executive Officer and the Chief Financial Officer of Capital Pacific, dated as of the Effective Date, certifying to the best of their Knowledge the fulfillment of the conditions specified in Sections 8.2(a), (b), (c), (d), (e) and (g) hereof, and such other matters with respect to the fulfillment by Capital Pacific of any of the conditions of this Agreement as PCC may reasonably request.

(i) Delivery of Closing Documents. On or prior to the Effective Date, PCC shall have received all documents required to be received from Capital Pacific pursuant to the terms of this Agreement and otherwise as may be reasonably requested by PCC, all in form and substance reasonably satisfactory to PCC.

8.3 Conditions to Obligations of Capital Pacific and the Bank.

The obligation of Capital Pacific and the Bank to consummate the Mergers is subject to the fulfillment or written waiver by Capital Pacific, prior to the Effective Time, of each of the following conditions:

(a) Continuing Accuracy of Representations and Warranties. The representations and warranties of each of PCC and PCB set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, however, that no representation or warranty of PCC or PCB shall be deemed untrue or incorrect for any purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty of PCC or PCB, has had or would reasonably be expected to result in a Material Adverse Effect on PCC and PCB taken as a whole; provided, further, however, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 8.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded.

(b) Performance; Compliance. PCC shall have performed in all material respects all obligations required to be performed on its part by this Agreement, and shall have complied in all material respects with all covenants required to be complied with on its part by this Agreement, prior to or at the Effective Time.

(c) Fairness Opinion. Capital Pacific shall have received the Fairness Opinion, and the Fairness Opinion shall not have been modified or withdrawn.

(d) Tax Opinion. Capital Pacific shall have received the written opinion of Miller Nash LLP, in form and substance reasonably satisfactory to Capital Pacific, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering any such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of PCC, Capital Pacific and others, reasonably satisfactory in form and substance to such counsel.

(e) Certificate. Receipt by Capital Pacific of a Certificate of the President and Chief Financial Officer of PCC, dated as of the Effective Date, certifying to the best of their Knowledge the fulfillment of the conditions specified in Sections 8.3(a) and (b) hereof and such other matters with respect to the fulfillment by PCC of any of the conditions of this Agreement as Capital Pacific may reasonably request.

9. CLOSING.

Subject to the satisfaction or waiver of the conditions set forth in Section 8, the closing of the Mergers (the “Closing”) will take place in the office of PCC, or such other location as the parties may mutually agree, at such time and on the date designated by PCC that is within ten (10) days following the day on which the conditions to closing set forth in Section 8 of this Agreement are satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”), or at such other time and place as the parties may agree.

10. TERMINATION.

10.1 Procedure for Termination. This Agreement may be terminated before the Effective Date:

(a) By the mutual written consent of Capital Pacific and PCC;

(b) By either Capital Pacific or PCC, if its Board of Directors so determines by vote of a majority of the members of its entire Board of Directors, upon written notice to the other party, if at the time of such notice the Merger shall not have become effective by July 31, 2015 (or such later date as shall have been agreed to in writing by PCC and Capital Pacific), except to the extent that the failure of the Merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate, which action or inaction is in violation of its obligations under this Agreement;

(c) By PCC or Capital Pacific, in the event of either: (i) a material breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Section 8.2 (if PCC is the non-breaching party) or Section 8.3 (if Capital Pacific is the non-breaching party), and (B) the terminating party is not itself in material breach of any provision of this Agreement;

(d) By Capital Pacific, prior to the time, but not after, the approval of this Agreement by the holders of the Capital Pacific Common Stock at the Capital Pacific Meeting has occurred, if: (i) Capital Pacific is not in material breach of this Agreement; (ii) Capital Pacific receives an unsolicited bona fide Acquisition Proposal that is not withdrawn and the Capital Pacific Board determines in good faith constitutes a Superior Proposal; (iii) the Capital Pacific Board determines in good faith (after consultation with outside, legal counsel and independent financial advisors) that failure to accept the Superior Proposal would be more likely than not to result in violation of its fiduciary duties under applicable law; (iv) Capital Pacific provides PCC prior written notice at least four (4) Business Days prior to terminating this Agreement, which notice shall state that the Capital Pacific Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Capital Pacific Board has determined to terminate this Agreement pursuant to this Section 10.1(d); (v) during such four (4) Business Day period, Capital Pacific negotiates in good faith with PCC (to the extent PCC wishes to negotiate) to enable PCC to make an improved offer such that the Acquisition Proposal at issue would cease to constitute a Superior Proposal; (vi) at the end of such four (4) Business Day period (or such earlier time that PCC advises Capital Pacific that it no longer wishes to negotiate to amend this Agreement), the Capital Pacific Board, after taking into account any modification to the terms of this Agreement and the Merger proposed by PCC, continues to believe that such Acquisition Proposal constitutes a Superior Proposal and Capital Pacific enters into a definitive agreement for such Superior Proposal; and (vii) Capital Pacific, prior to such termination of this Agreement, pays to PCC in immediately available funds any amounts required to be paid pursuant to Sections 10.2.2(a) and 10.2.2(b) hereof;

(e) By either party, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the shareholders of Capital Pacific);

(f) By either party, if the holders of Capital Pacific Common Stock fail to approve the principal terms of this Agreement at the Capital Pacific Meeting (provided that a party shall not be permitted to terminate this Agreement if the failure to obtain the required shareholder approval is attributable to a failure on the part of such party to perform any material obligation required hereunder to be performed by such party); or

(g) By PCC, if the Capital Pacific Board (i) submits this Agreement to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.6; or (iii) recommends to its shareholders a Superior Proposal.

10.2 Effect of Termination.

10.2.1 Except as provided in Section 11.16, in the event this Agreement is terminated pursuant to Section 10.1(a), 10.1(b), or 10.1(e), this Agreement shall become wholly void and of no further force and effect, and there shall be no liability on the part of any party or its respective Board of Directors or officers as a result of such termination or abandonment.

10.2.2 (a) If this Agreement is terminated (i) by PCC pursuant to Section 10.1(c), (ii) by Capital Pacific pursuant to Section 10.1(d), or (iii) by PCC pursuant to Section 10.1(g), then Capital Pacific agrees to pay to PCC the sum of $500,000 to be paid by wire transfer of immediately available funds to an account designated by PCC within ten (10) Business Days after PCC’s request (except in the case of a termination by Capital Pacific pursuant to Section 10.1(d) in which case such payment shall be made prior to such termination).

(b) If this Agreement is terminated (i) by PCC pursuant to Section 10.1(c), (ii) by Capital Pacific pursuant to Section 10.1(d), (iii) by either party pursuant to Section 10.1(f) or (iv) by PCC pursuant to Section 10.1(g), and Capital Pacific publicly announces a proposal, plan or intention to do, or enters into any agreement to engage in, any transaction described in items (1), (2) or (3) of the definition of Acquisition Proposal prior to the date that is twelve (12) months from the date of termination, and such Acquisition Proposal had been proposed prior to the date of the Capital Pacific Meeting, in the case of termination pursuant to Section 10.1(f) or

Section 10.1(g), or prior to the date of termination, in the case of termination pursuant to Section 10.1(c) or Section 10.1(d), then Capital Pacific will, within ten (10) Business Days after PCC’s request (except in the case of a termination by Capital Pacific pursuant to Section 10.1(d) in which case such payment shall be made prior to such termination), pay PCC the sum of $2,500,000 (reduced by any amounts paid or payable pursuant to Section 10.2.2(a)) by wire transfer of immediately available funds to an account designated by PCC.

(c) Capital Pacific acknowledges that the agreements contained in this Section 10.2.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, PCC would not enter into this Agreement; accordingly, if Capital Pacific fails to promptly pay any amounts due pursuant to this Section 10.2.2, and, in order to obtain such payment, PCC commences an action in a court of law which results in a judgment against Capital Pacific for any of the amounts provided for in this Section 10.2.2, Capital Pacific shall pay to PCC the costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount thereof at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

10.2.3 If this Agreement is terminated by Capital Pacific pursuant to Section 10.1(c), then PCC agrees to pay to Capital Pacific the sum of $300,000 to be paid by wire transfer of immediately available funds to an account designated by Capital Pacific within ten (10) Business Days after Capital Pacific’s request. PCC acknowledges that the agreements contained in this Section 10.2.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Capital Pacific would not enter into this Agreement; accordingly, if PCC fails to promptly pay any amounts due pursuant to this Section 10.2.3, and, in order to obtain such payment, Capital Pacific commences an action in a court of law which results in a judgment against PCC for any of the amounts provided for in this Section 10.2.3, PCC shall pay to Capital Pacific the costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount thereof at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

10.2.4 Notwithstanding the provisions of Sections 10.2.2 and 10.2.3, or any other provisions hereof, no party shall be relieved or released from any liabilities or damages arising out of its knowing and willful breach of any provision of this Agreement.

10.3 Documents. In the event of termination of this Agreement, each party will promptly deliver to the other party all originals and copies of documents and work papers obtained from the other party, whether so obtained before or after the execution hereof.

11. MISCELLANEOUS PROVISIONS.

11.1 Amendment or Modification. Prior to the Effective Date, this Agreement and the Agreement of Merger may be amended or modified, either before or after approval by the holders of Capital Pacific Common Stock, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors, except to the extent shareholder approval is required under applicable law. Notwithstanding anything to the contrary contained in this Section 11.1, PCC shall have the right, without amendment to this Agreement or prior consent of Capital Pacific, to restructure the form of the transactions contemplated by this Agreement if necessary for regulatory or other good business or Tax reason, provided that any such change to the transaction structure shall not (i) adversely affect the form, amount or nature of the Merger Consideration, or (ii) materially impede or delay consummation of the Merger, or (iii) jeopardize or materially delay receipt of any consent, order, waiver or approval of a Regulatory Authority required to consummate the transactions contemplated by this Agreement.

11.2 Public Statements. Each party agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated by this Agreement. The consent provided for in this Section 11.2 shall not be required if the delay would preclude the timely issuance of a press release or written statement required by law or any applicable regulations. The provisions of this Section 11.2 shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement.

11.3 Confidentiality. Each party shall treat the non-public information that it obtains from the other parties to this Agreement in accordance with the Confidentiality Agreement.

11.4 Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Agreement of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.

11.5 Expenses. Each of the parties hereto shall pay their respective expenses in connection with this Agreement and the transactions contemplated thereby, including without limitation expenses related to legal, accounting and advisory services (including financial advisory services and all contract termination costs and fees required to enable Capital Pacific to effect the Merger and not requested by PCC) (collectively, the “Transaction Expenses”). At least five (5) Business Days prior to the Effective Time, Capital Pacific shall submit to PCC an itemized list of its Transaction Expenses incurred or to be incurred prior to the Effective Time; provided that Capital Pacific’s Transaction Expenses, on an after-Tax basis (such basis to be determined using Capital Pacific’s then effective tax rate), shall not exceed $750,000. To the extent that Capital Pacific’s aggregate Transaction Expenses, on an after-Tax basis, exceed $750,000, any excess shall reduce the Per Share Cash Consideration by the quotient of (i) such excess divided by (ii) the total number of shares of issued and outstanding Capital Pacific Common Stock. For purposes of this Agreement, “Transaction Expenses” shall not include any costs or expenses incurred or accrued by Capital Pacific in connection with or arising out of: (i) any retention, severance or change in control payments made or to be made to employees of Capital Pacific or any Capital Pacific Subsidiary and approved by PCC; (ii) the acceleration of Capital Pacific Stock Options or RSUs; (iii) any other payments listed in Section 6.2(n) of the Capital Pacific Disclosure Schedule; and (iv) any legal action brought by a Capital Pacific shareholder in connection with the transactions contemplated by this Agreement and; (v) the purchase by Capital Pacific of the “tail” insurance policy pursuant to Section 7.7 of this Agreement.

11.6 Binding Effect, No Assignment. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.

11.7 Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties and shall expire as of the Effective Date.

11.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity, in tort or any other claims.

11.9 No Benefit to Third Parties. Except as expressly set forth in Section 7.7(f), nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Representations, warranties and covenants of PCC and PCB herein are for the benefit of Capital Pacific only and expire as of the Effective Date. Representations, warranties and covenants of Capital Pacific and the Capital Pacific Subsidiaries herein are for the benefit of PCC and PCB only and expire as of the Effective Date.

11.10 Notices. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile or by electronic mail (the receipt of which is confirmed in writing), to the respective parties at their addresses or facsimile numbers set forth below:

If to PCC or PCB:

Pacific Continental Corporation

Mr. Hal Brown

Mr. Roger Busse

Mr. Mick Reynolds

111 West 7th Avenue

Eugene, OR 97401

(541) 686-8685 (phone)

(541) 344-2807 (facsimile)

Copies of Notices to PCC or PCB to (which shall not constitute notice hereunder):

Pillsbury Winthrop Shaw Pittman LLP

Patricia F. Young, Esq.

Rodney R. Peck, Esq.

Four Embarcadero Center, Suite 2200

San Francisco, CA 94111

(415) 983-1000 (phone)

(415) 983-1200 (facsimile)

If to Capital Pacific or the Bank:

Capital Pacific Bancorp

Mr. Mark C. Stevenson

805 South West Broadway, Suite 780

Portland, OR 97205

(503) 796-0100 (phone)

(503) 796-0101 (facsimile)

Copies of Notices to Capital Pacific or the Bank to (which shall not constitute notice hereunder):

Miller Nash LLP

Mary Ann Frantz, Esq.

3400 U.S. Bancorp Tower

111 S.W. Fifth Avenue

Portland, OR 97204

(503) 205-2552 (phone)

(503) 224-0155 (facsimile)

Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this Section 11.10.

11.11 Governing Law. This Agreement, the Mergers and the other transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

11.12 Entire Agreement. Except for the Confidentiality Agreement, this Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

11.13 Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

11.14 Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

11.15 Material Adverse Effect. As used in this Agreement, a “Material Adverse Effect” means, with respect to PCC or Capital Pacific, any circumstance, occurrence or change that (i) is material and adverse to the financial condition, results of operations, or business of PCC or Capital Pacific and their respective Subsidiaries, taken as a whole, as the case may be, including with respect to currently pending litigation, or (ii) would materially impair the ability of either PCC or Capital Pacific, respectively, to complete the Mergers and the other transactions contemplated by this Agreement; provided, however, that a material adverse effect shall not be deemed to include effects arising out of, relating to, or resulting in any way from: (a) changes after the date hereof in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, or other laws, rules and regulations of general applicability to companies in the industries in which PCC or Capital Pacific operate; (b) changes after the date hereof, in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) changes after the date hereof, in economic, business, political, market or financial conditions affecting financial institutions generally; (d) any decline in the trading price of the common stock of Capital Pacific or PCC or a failure by Capital Pacific or PCC, as the case may be, to meet any published analyst estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided, however, that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (e) changes after the date hereof in the credit markets generally, and downgrades in the credit markets generally, or adverse credit events resulting in deterioration in the credit markets generally; (f) any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, each in accordance with GAAP as agreed to by the parties hereto, which agreement shall not be unreasonably withheld; or (g) the entry into or the announcement of this Agreement or the transactions contemplated hereby or the compliance by Capital Pacific or the Bank with the terms of this Agreement, including without limitation, the completion of the transactions contemplated hereby; provided, further, that, with respect to clauses (a), (b), and (c), such change, event, circumstance or development does not (i) primarily relate only to (or have the effect of primarily relating only to) Capital Pacific or PCC, as the case may be, or (ii) have an effect that is materially disproportionately adverse to the financial condition, results of operations, or business of Capital Pacific or PCC, as the case may be, compared to other companies of similar size operating in the banking markets in which Capital Pacific or PCC operates.

11.16 Survival. The agreements of PCC contained in Section 2, Section 7.6 and Section 7.7 of this Agreement that contemplate actions taken by PCC after Closing shall survive the consummation of the Merger. Section 10 and Section 11 of this Agreement and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Hal M. Brown
Hal M. Brown
Chief Executive Officer

PACIFIC CONTINENTAL BANK

By:	/s/ Hal M. Brown
Hal M. Brown
Chief Executive Officer

CAPITAL PACIFIC BANCORP

By:	/s/ Mark C. Stevenson
Mark C. Stevenson
President and Chief Executive Officer

CAPITAL PACIFIC BANK

By:	/s/ Mark C. Stevenson
Mark C. Stevenson
President and Chief Executive Officer

EXHIBIT A-1

DIRECTOR AGREEMENT

This Director Agreement (this “Agreement”) is entered into as of this             day of November, 2014, by and between Pacific Continental Corporation, an Oregon corporation (“PCC”) and the undersigned director (the “Director”) of Capital Pacific Bancorp, an Oregon corporation (“Capital Pacific”), and Capital Pacific Bank, an Oregon state-chartered bank (the “Bank”).

RECITALS

A. Effective as of the date of this Agreement, Capital Pacific, the Bank, PCC and Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which PCC would acquire Capital Pacific by means of a merger of Capital Pacific with and into PCC (the “Merger”) on the terms and subject to the conditions set forth in such Merger Agreement.

B. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

C. Director is a director of Capital Pacific and the Bank and, following the Effective Time, will no longer hold such position.

D. As a result of Director’s holding of such position, he or she is aware of confidential and proprietary business information of Capital Pacific and the Bank.

E. The parties hereto recognize and acknowledge the interest of PCC in protecting the business and goodwill associated with Capital Pacific and the Bank, and the confidential and proprietary information of Capital Pacific and the Bank following the Merger, by having Director enter into this Agreement.

F. As a condition to its willingness to enter into the Merger Agreement, PCC has required that Director, and Director is willing to, execute and deliver this Agreement.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, and intending to be legally bound hereby the parties hereby enter into this Agreement and agree as follows:

1.	Defined Terms.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.	Term.

This Agreement will become legally effective and binding on the date first set forth above and end on the second anniversary of the date of the consummation of the Merger (the “Term”). Notwithstanding the foregoing, in the event that the Merger Agreement is terminated for any reason in accordance with its terms, without the Merger having been consummated, this Agreement shall be deemed null and void.

3.	Director Representations and Warranties.

(a) (i) Director owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the shares of common stock, without par value, of Capital Pacific (“Capital Pacific Common Stock”) set forth

Schedule A hereto (the “Original Shares” and, together with any additional shares of Capital Pacific Common Stock pursuant to Section 7(d) hereof, the “Shares”) and has good and valuable title thereto free and clear of all Liens, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Director is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or similar agreements with respect to the Original Shares restricting or otherwise relating to the voting of such Shares.

(b) Director does not beneficially own any shares of capital stock or voting securities of Capital Pacific or securities of Capital Pacific convertible into or exchangeable for shares of capital stock or voting securities of Capital Pacific other than (i) the Original Shares, (ii) the Capital Pacific Stock Options and (iii) the Capital Pacific RSUs exercisable for or convertible into shares of Capital Pacific Common Stock, set forth on Schedule A hereto.

(c) Director has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, community property laws and the terms of this Agreement.

(d) The Director has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. The execution, delivery and performance of this Agreement by the Director hereunder and the consummation by such Director of the transactions contemplated hereby have been duly and validly authorized by such Director. This Agreement has been duly and validly executed and delivered by such Director and, assuming due authorization, execution and delivery by PCC, constitutes a legal, valid and binding obligation of the Director, enforceable against such Director in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

(e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on such property or asset of such Director pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which such Director is a party or by which such Director or any property or asset of such Director is bound or affected, or (2) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) No consent of Director’s spouse is necessary under any community property or other laws in order for Director to enter into and perform his or her obligations under this Agreement.

4.	Non-Competition.

Director hereby agrees that, during the Term, Director will not, directly or indirectly, become a director, officer, employee, shareholder, principal, agent, consultant, advisor or independent contractor of, or render any services to, (a) any federal or state-chartered bank, insured depository institution, trust company, credit union, industrial bank, industrial loan company, savings bank, savings and loan association, or parent holding company of any such institution or company, which has a branch office, loan production office or other office or facility in the State of Oregon, or (b) any other entity whose business in the State of Oregon competes with the depository, lending or other business activities of Capital Pacific or PCC or their respective subsidiaries or Affiliates (as that term is defined below) (in each case under clause (a) or (b) of this Section 4, and for purposes of this Agreement, a “Competing Business”); provided, that this Section 4 shall not prohibit Director from (1) owning up to five percent (5%) of (x) the outstanding capital stock of any such entity that is a Competing Business if such capital stock is publicly traded, or (y) the principal amount of a series of outstanding bonds or other debt instruments issued by a Competing Business if such bonds or other debt instruments are publicly traded, and, if such bonds or other debt instruments are convertible into any class or series of capital stock of such Competing Business, they do not (when considered collectively with any capital stock of the issuer owned by Director) exceed five percent (5%) of the issuer’s outstanding capital stock on an as-converted basis, or (2)(A) continuing to provide professional services to a Competing Business of a nature and scope consistent with his or her professional activities as of the date hereof, (B) in the event the Director is a licensed attorney or accountant, from providing legal or accounting services to a Competing Business directly or through his or her firm, (C) acting as an employee or consultant to any nonprofit organization not involved in deposit taking or similar activities or primarily engaged in commercial lending, or (D) for the avoidance of doubt, utilizing the services of any Competing Business.

5.	Non-Solicitation.

(a) For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls is controlled by or is under common control with such first Person.

(b) For purposes of this Agreement, the term “Customer” is a person or entity who: (i) is a customer of Capital Pacific or PCC (or their respective subsidiaries or Affiliates) as of the date of this Agreement; or (ii) becomes a customer of Capital Pacific or PCC (or their respective subsidiaries or Affiliates) prior to the Effective Time.

(c) For purposes of this Agreement, the term “Employee” is a person who: (i) is an employee of Capital Pacific or PCC (or their respective subsidiaries or Affiliates) as of the date of this Agreement; or (ii) becomes an employee of Capital Pacific or PCC (or their respective subsidiaries or Affiliates) prior to the Effective Time.

(d) Subject to Section 5(e) below, and except as may be consented to in writing by PCC, during the Term, Director shall not, directly or indirectly: (i) solicit, entice, influence, divert or otherwise contact any Customer or assist anyone in the solicitation, enticement, influencing, diversion or contacting of any Customer, for the purpose of causing, encouraging, or attempting to cause or encourage such Customer to divert its current, ongoing or future business from Capital Pacific or PCC, to reduce or refrain from doing any business with PCC or its subsidiaries or Affiliates, or to transact business with any other entity that is a Competing Business; (ii) employ or assist in employing any Employee to perform services for any Competing Business; (iii) solicit any Employee to leave his or her employment with Capital Pacific or PCC or their respective subsidiaries or Affiliates; (iv) make any oral or written statement, comment or other communication (electronic or otherwise) that impugns, disparages or maligns the reputation, ethics, competency, morality or qualifications of Capital Pacific or PCC or any of their Affiliates, subsidiaries, current or former directors, executive officers or Employees; or (v) agree to undertake any activity set forth in Section 5(d)(i) through 5(d)(iv).

(e) The restrictions in Section 5(d) with respect to Employees shall not apply to: (i) general solicitations of employment through employment advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by an Employee without prior contact from Director; or (iii) contacts initiated by an Employee or by Director with respect to an Employee who has terminated his or her employment relationship with Capital Pacific or PCC after his or her termination. The restrictions in Section 5(d) with respect to Customers shall not apply to: (i) general solicitations of banking services through advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by a Customer without prior contact from Director; or (iii) contacts initiated by a Customer or by Director with respect to a Customer who has terminated his or her banking relationship with Capital Pacific or PCC after such termination.

6.	Confidentiality.

(a) For purposes of this Agreement, “Proprietary Information” shall mean any of the information of Capital Pacific (or its subsidiaries or Affiliates) that relates to the business of Capital Pacific (or its subsidiaries or

Affiliates) and has not previously been publicly released by Capital Pacific (or its subsidiaries or Affiliates), and shall include, but shall not be limited to, information encompassed in all marketing, business and strategic plans, trade secrets, financial information, fees, pricing information, customer and client lists and relationships between Capital Pacific (and its subsidiaries and Affiliates) and its Customers and clients and others who have business dealings with Capital Pacific (or its subsidiaries or Affiliates).

(b) Director hereby agrees to maintain the confidentiality of all Proprietary Information that has been disclosed to or has become known by Director in the course of his or her service as a Director of Capital Pacific or the Bank. Director shall not, without prior written authorization from PCC, use for Director’s benefit or purposes, nor disclose to others, any Proprietary Information. The prohibitions in this Section 6(b) shall not apply to any Proprietary Information after such Proprietary Information has been voluntarily disclosed to the public by PCC, independently developed and disclosed by others, or otherwise enters the public domain other than through a breach by Director of the terms hereof or a breach by another Person of their non-disclosure obligations, and shall not restrict any disclosure required by law or in connection with any administrative, regulatory or judicial proceedings.

7.	Voting.

(a) Director hereby agrees, in his or her individual capacity as a shareholder, and not in the capacity of a director of Capital Pacific, during the term of this Agreement, to vote and to cause any holder of record of Shares to vote or execute a written consent or consents if shareholders of Capital Pacific are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of Capital Pacific: (i) in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Capital Pacific at which such matters are considered and at every adjournment or postponement thereof (unless (x) the Capital Pacific Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement and terminated the Merger Agreement pursuant to Section 10.1(d) thereof, or (y) the Capital Pacific Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken); (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Capital Pacific or the Bank under the Merger Agreement or of Director under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of PCC’s, PCB’s, Capital Pacific’s or the Bank’s conditions under the Merger Agreement.

(b) Until the earlier of the Effective Date or the termination of the Merger Agreement, Director will not sell, permit any Lien to be created with respect to, or grant any proxy or other voting rights in respect of (other than the proxy and power of attorney granted hereunder), the Shares.

(c) Director hereby agrees, in his or her individual capacity as a shareholder and not in the capacity of a director of Capital Pacific, that between the date hereof and the earlier of the Effective Date or the termination of the Merger Agreement, he or she shall not, directly or indirectly, initiate contact with any person or entity in an effort to solicit any Acquisition Proposal. Nothing in this Agreement shall be interpreted to prevent Director from entertaining or considering proposals for Acquisition Proposals in the good faith exercise of Director’s fiduciary duties to Capital Pacific or its shareholders as permitted by the Merger Agreement. The undertaking in this Agreement of each Director to vote his or her respective shares of Capital Pacific Common Stock in favor of the principal terms of the Merger Agreement relates solely to such Director’s separate interests as shareholders and not in any way to his or her position as a director of Capital Pacific.

(d) Director agrees that all shares of Capital Pacific Common Stock that Director purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, but excluding shares of Capital Pacific Common Stock underlying unexercised Capital Pacific Stock Options and Capital Pacific RSUs) after the execution of this Agreement, including without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Capital Pacific Common Stock, or upon exercise or conversion of any Capital Pacific Stock Options, Capital Pacific RSUs or other securities, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

8.	Estoppel.

Director certifies to PCC that, as of the date of this Agreement, Director has no claims against Capital Pacific for any sum whatsoever including, without limitation, unpaid compensation or fees, expense reimbursement, unissued shares, unpaid cash or stock dividends or Capital Pacific Stock Options or Capital Pacific RSUs or other equity grants not issued, and as a result of the consummation of the Merger will have no such claims.

9.	Miscellaneous

(a) Entire Agreement; Amendment. The obligations of Director set forth in this Agreement shall not be effective or binding upon Director until after such time as the Merger Agreement is executed and delivered by Capital Pacific, the Bank, PCC and PCB, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed by all of the parties hereto.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Specific Performance and Other Equitable Remedies. The parties acknowledge that the type and period of restriction imposed in Section 4 and Section 5 above are fair and reasonable and are reasonably required for the protection of PCC and Capital Pacific and of the goodwill associated with the business of Capital Pacific. Director acknowledges that PCC would not have entered into the Merger Agreement unless Director had, among other things, entered into this Agreement. In the event PCC considers Director or Director considers PCC to be in material breach of any obligation under this Agreement, the party asserting the breach shall provide to the other party written notice of the acts or omissions that are deemed to be in breach. The party allegedly in breach will then have ten (10) days to cure that claimed breach and provide written documentation as to the cure. No legal action can proceed until notice has been given and the opportunity to cure has elapsed. In addition to any other rights and remedies PCC may have if Director violates this Agreement, Director agrees that a breach or threatened breach by Director of his or her covenants set forth in this Agreement is likely to cause Capital Pacific, and PCC as its successor, irreparable injury and damage, and Director hereby expressly agrees that Capital Pacific, and PCC as its successor, shall be entitled to the remedies of injunction, specific performance and other equitable relief to prevent a breach or threatened breach of this Agreement by Director. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief. This provision shall not be construed as a waiver of any of the remedies which Capital Pacific or PCC may have for damages or otherwise.

(d) Governing Law. This Agreement and all disputes and controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

(e) Construction. It is the intent of the parties hereto that this Agreement shall be enforced to the fullest extent permissible under Oregon law, and, wherever possible, each provision of this Agreement will be interpreted in a manner that will render it effective and valid under Oregon law. If any provision of this Agreement shall be prohibited by or become invalid under applicable law, that provision will be ineffective only to the extent of the prohibition or invalidity without invalidating the remainder of the provision or the remaining provisions of the Agreement. The parties expressly intend and desire that any court holding any provision of this Agreement to be invalid or unenforceable as written substitute a provision that is enforceable and that most fully accomplishes the purpose of the invalid or unenforceable provision and enforce the other provisions of this Agreement. Accordingly, if any provision hereof shall be deemed invalid or unenforceable, this Agreement shall be amended to delete or modify as necessary the invalid or unenforceable provisions to alter the balance of this Agreement to render the same valid and enforceable.

(f) Counterparts. This Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one agreement.

(g) Further Assurances. From time to time, at the request of PCC and without further consideration, Director shall take such further actions, including executing and delivering such additional documents, as may be reasonably deemed by PCC to be necessary or desirable to make effective the transactions contemplated by this Agreement.

(h) Attorneys’ Fees. If any action is instituted to enforce any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and expenses.

(i) Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

(j) Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that PCC may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 9(j) shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC CONTINENTAL CORPORATION

By:
Name: Hal M. Brown
Title: Chief Executive Officer

DIRECTOR

Name:

SCHEDULE A

            shares of Common Stock of Capital Pacific

            Capital Pacific Stock Options

            Capital Pacific RSUs

EXHIBIT A-2

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), is entered into as of this      day of November, 2014, by and between Pacific Continental Corporation, an Oregon corporation (“PCC”), and the undersigned shareholder (“Shareholder”) of Capital Pacific Bancorp, an Oregon corporation (“Capital Pacific”).

RECITALS

A. Effective as of the date of this Agreement, Capital Pacific, Capital Pacific Bank, an Oregon state-chartered bank (the “Bank”), PCC and Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which PCC would acquire Capital Pacific by means of a merger of Capital Pacific with and into PCC (the “Merger”) on the terms and subject to the conditions set forth in such Merger Agreement.

B. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

C. As a condition to its willingness to enter into the Merger Agreement, PCC has required that Shareholder execute and deliver this Agreement.

D. In order to induce PCC to enter into the Merger Agreement, Shareholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, without par value, of Capital Pacific (“Capital Pacific Common Stock”) beneficially owned by Shareholder and set forth below Shareholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Capital Pacific Common Stock pursuant to Section 6 hereof, the “Shares”).

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, and intending to be legally bound hereby the parties hereby enter into this Agreement and agree as follows:

1.	Defined Terms.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.	Representations of Shareholder.

Shareholder represents and warrants to PCC that:

(a) (i) Shareholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the Original Shares and has good and valuable title thereto free and clear of all Liens, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares, and there are no voting trusts or similar agreements with respect to the Original Shares restricting or otherwise relating to the voting of such Shares.

(b) Shareholder does not beneficially own any shares of capital stock or voting securities of Capital Pacific or securities of Capital Pacific convertible into or exchangeable for shares of capital stock or voting securities of Capital Pacific other than the Original Shares.

(c) Shareholder has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(d) Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Shareholder hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder, and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due authorization, execution and delivery by PCC, constitutes a legal, valid and binding obligation of Shareholder, enforceable against such Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity.

(e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on such property or asset of such Shareholder pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which such Shareholder is a party or by which such Shareholder or any property or asset of such Shareholder is bound or affected, (2) constitute a breach or violation of, or a default under Shareholder’s bylaws or organizational documents, or (3) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

3.	Agreement to Vote Shares.

Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote or execute a written consent or consents if shareholders of Capital Pacific are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of Capital Pacific: (i) in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Capital Pacific at which such matters are considered and at every adjournment or postponement thereof (unless (x) the Capital Pacific Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement and terminated the Merger Agreement pursuant to Section 10.1(d) thereof, or (y) the Capital Pacific Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken); (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Capital Pacific or the Bank under the Merger Agreement or of Shareholder under this Agreement and (3) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of PCC’s, PCB’s, Capital Pacific’s or the Bank’s conditions under the Merger Agreement.

4.	No Voting Trusts or Other Arrangement.

Shareholder agrees that Shareholder will not, and will not permit any entity under Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with PCC.

5.	Transfer and Encumbrance.

Shareholder agrees that, during the term of this Agreement, Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Shareholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. This Section 5 shall not prohibit a Transfer of the Shares by Shareholder to an Affiliate of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to PCC, to be bound by all of the terms of this Agreement. For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person.

6.	Additional Shares.

Shareholder agrees that all shares of Capital Pacific Common Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement, including without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Capital Pacific Common Stock, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7.	Waiver of Appraisal and Dissenters’ Rights.

Shareholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that Shareholder may have by virtue of ownership of the Shares.

8.	Termination.

This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Merger Agreement is terminated in accordance with Section 10 thereof.

9.	Notices.

Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile or by electronic mail (the receipt of which is confirmed in writing), to the respective parties at their addresses or facsimile numbers set forth below (or at such other address for a party as specified by like notice):

If to PCC:

Pacific Continental Corporation

Mr. Hal Brown

Mr. Roger Busse

Mr. Mick Reynolds

111 West 7th Avenue

Eugene, OR 97401

(541) 686-8685 (phone)

(541) 344-2807 (facsimile)

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

Patricia F. Young, Esq.

Rodney R. Peck, Esq.

Four Embarcadero Center, Suite 2200

San Francisco, CA 94111

(415) 983-1000 (phone)

(415) 983-1200 (facsimile)

If to Shareholder to:

[                ]

[                ]

[                ]

[                ]

[                ]

[                ]

With a copy to:

[                ]

[                ]

[                ]

[                ]

[                ]

[                ]

10.	Miscellaneous.

(a) Entire Agreement; Amendment. The obligations of Shareholder set forth in this Agreement shall not be effective or binding upon Shareholder until after such time as the Merger Agreement is executed and delivered by Capital Pacific, the Bank, PCC and PCB, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed by both of the parties hereto.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity, in contract or tort or any other claims. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(d) Governing Law. This Agreement and all disputes and controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

(e) Construction. It is the intent of the parties hereto that this Agreement shall be enforced to the fullest extent permissible under Oregon law, and, wherever possible, each provision of this Agreement will be interpreted in a manner that will render it effective and valid under Oregon law. If any provision of this Agreement shall be prohibited by or become invalid under applicable law, that provision will be ineffective only to the extent of the prohibition or invalidity without invalidating the remainder of the provision or the remaining provisions of the Agreement. The parties expressly intend and desire that any court holding any provision of this Agreement to be invalid or unenforceable as written substitute a provision that is enforceable and that most fully accomplishes the purpose of the invalid or unenforceable provision and enforce the other provisions of this Agreement. Accordingly, if any provision hereof shall be deemed invalid or unenforceable, this Agreement shall be amended to delete or modify as necessary the invalid or unenforceable provisions to alter the balance of this Agreement to render the same valid and enforceable.

(f) Counterparts. This Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one agreement.

(g) Further Assurances. From time to time, at the request of PCC and without further consideration, Shareholder shall take such further actions, including executing and delivering such additional documents, as may be reasonably deemed by PCC to be necessary or desirable to make effective the transactions contemplated by this Agreement.

(h) Attorneys’ Fees. If any action is instituted to enforce any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and expenses.

(i) Confidentiality. Shareholder agrees (i) to hold any non-public information regarding this Agreement and the Mergers in strict confidence, provided that such Shareholder may disclose any such information to any legal, financial or other advisor to Shareholder who shall be under such obligation of confidentiality, and (ii) except as required by law or legal process, not to divulge any such non-public information to any third Person.

(j) Action in Shareholder Capacity Only. Shareholder is entering into this Agreement solely in Shareholder’s capacity as a record holder and beneficial owner, as applicable, of the Shares and not in any capacity Shareholder or any officer, director, manager, employee or other agent may have as a director, officer, consultant or adviser to Capital Pacific. Nothing herein shall limit or affect the ability of Shareholder or any officer, director, manager, employee or other agent of Shareholder to act as a director, officer, consultant or other adviser of Capital Pacific or Capital Pacific Bank.

(k) Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

(l) Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that PCC may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its affiliates. Any assignment contrary to the provisions of this Section 10(l) shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC CONTINENTAL CORPORATION

By:

Name:	Hal M. Brown
Title:	Chief Executive Officer

,
as Shareholder

Voting
By:

Name:
Title:

Number of Shares of Capital Pacific Common Stock Beneficially Owned as of the Date of this Agreement:

Street Address:

City/State/Zip Code:

Fax:

EXHIBIT B

PLAN OF MERGER

This Plan of Merger (this “Agreement”) is dated as of this     day of                     20    , and is by and between Pacific Continental Corporation, an Oregon corporation (“PCC”), and Capital Pacific Bancorp, an Oregon corporation (“Capital Pacific”).

RECITALS

A. The Board of Directors of each of PCC and Capital Pacific has approved this Agreement and authorized its execution and the performance of all of its respective obligations hereunder.

B. This Agreement is part of an Agreement and Plan of Merger (“Merger Agreement”), dated as of the November 19, 2014, by and among PCC, Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), Capital Pacific, and Capital Pacific Bank, an Oregon state-chartered bank (the “Bank”), which Merger Agreement sets forth certain conditions precedent to the effectiveness of this Agreement and other matters related to the merger contemplated by this Agreement. Capitalized terms that are used but not defined in this Agreement are used as defined in the Merger Agreement.

C. At or prior to the date the Merger (defined below) becomes effective, the parties shall have taken all such actions as may be necessary or appropriate in order to effectuate the Merger.

AGREEMENT

In consideration of the mutual covenants herein contained, the parties hereby adopt this Agreement:

1.	Effective Date and Time.

This Agreement shall become effective upon the occurrence of the filing of this Agreement with the Oregon Secretary of State as required under the OBCA and as of the date set forth in the Certificate of Merger issued by the Oregon Secretary of State, or such later date and time as may be set forth in such filing (the time the Merger becomes effective being referred to as the “Effective Time” and the date on which the Effective Time occurs, the “Effective Date”).

2.	Merger.

At the Effective Time, Capital Pacific shall merge with and into PCC (the “Merger”), and PCC will be the surviving corporation (the “Surviving Corporation”). The name of the Surviving Corporation shall be “Pacific Continental Corporation.”

3.	Articles of Incorporation, Bylaws and Directors.

Until altered, amended or repealed, at the Effective Time, the Articles of Incorporation and Bylaws of PCC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the directors of PCC shall be, as of the Effective Time, the individuals identified on Appendix A hereto.

4.	Effect of Merger.

(a) Until changed by the Board of Directors of the Surviving Corporation, at the Effective time, all corporate acts, plans, policies, contracts, approvals and authorizations of PCC and Capital Pacific, and their shareholders, officers, agents, Boards of Directors, and committees elected or appointed thereby, which were valid and effective immediately prior to the Effective Date shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to PCC and Capital Pacific prior to the Effective Time.

(b) At the Effective Time, the corporate existence of PCC and Capital Pacific shall, as provided by Oregon law, be merged into and continued in the Surviving Corporation, and the separate existence of Capital Pacific shall terminate. All rights, powers, privileges and franchises of Capital Pacific in and to every type of property (whether real, personal, tangible or intangible) and choses in action shall be transferred to and vested in the Surviving Corporation by virtue of the Merger without any deed or other transfer, and the Surviving Corporation, without any order or action on the part of any court or otherwise, shall hold and enjoy all such rights and property, franchises, and interests, including appointments, designations and nominations, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by PCC and Capital Pacific, respectively, prior to the Effective Time.

(c) At the Effective Time, the liabilities of PCC and Capital Pacific shall become the liabilities of the Surviving Corporation, and all obligations, liabilities, restrictions and disabilities of PCC and Capital Pacific, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of PCC and Capital Pacific, shall be those of the Surviving Corporation and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

5.	Capitalization of PCC.

The present authorized capital of PCC consists of 20,000 shares of undesignated preferred stock without par value, of which no shares are issued or outstanding, and 50,000,000 shares of common stock without par value, of which [—] shares are issued, outstanding and fully paid as of the date hereof (“PCC Common Stock”). As of the date hereof, other than [—] shares of PCC Common Stock issuable and reserved for issuance upon exercise of outstanding stock options and restricted stock units, (i) there are no shares of PCC Common Stock reserved for issuance, (ii) PCC has no Rights issued or outstanding with respect to its stock, and (iii) PCC has no commitment to authorize, issue or sell to any other Person any of its stock. As of the date hereof, PCB has no Rights issued or outstanding with respect to its stock, and PCB has no commitment to authorize, issue or sell to any other Person (other than to PCC) any of its stock

6.	Capitalization of Capital Pacific.

The present authorized capital of Capital Pacific consists of 10,000,000 shares of common stock, without par value, of which [—] shares are issued, outstanding and fully paid as of the date hereof (“Capital Pacific Common Stock”) and 2,000,000 shares of preferred stock (“Capital Pacific Preferred Stock”), without par value, of which no shares are issued or outstanding. As of the date hereof, other than [—] shares of Capital Pacific Common Stock issuable and reserved for issuance upon exercise of Capital Pacific Stock Options and [—] shares of Capital Pacific Common Stock issuable and reserved for issuance upon exercise of Capital Pacific RSUs, (i) there are no shares of Capital Pacific Common Stock or of any stock of the Capital Pacific Subsidiaries reserved for issuance, (ii) neither Capital Pacific nor the Capital Pacific Subsidiaries has any Rights issued or outstanding with respect to its stock, and (iii) neither Capital Pacific nor the Capital Pacific Subsidiaries has any commitment to authorize, issue or sell to any other Person any of its stock.

7.	Merger Consideration.

Subject to Sections 2.1.5, 2.1.6, 2.2, 2.3, 10.1(d), and 11.5 of the Merger Agreement, at and as of the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person, each share of Capital Pacific Common Stock (other than Dissenters’ Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, at the election of the holder thereof as provided in Section 8:

(a) Cash in an amount equal to $16.00 (the “Per Share Cash Consideration”); or

(b) 1.132 shares of PCC Common Stock; provided that the PCC Average Share Price is equal to or greater than $12.01 but less than or equal to $16.25 (the “Per Share Stock Consideration”). To the extent that the PCC Average Share Price is less than $12.01, the Per Share Stock Consideration shall amount to, at PCC’s option, (i) a number of shares of PCC Common Stock equal to (w) $13.596 divided by (x) the PCC Average Share Price, rounded to the nearest thousandth, or (ii) 1.132 shares of PCC Common Stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the PCC Average Share Price. To the extent that the PCC Average Share Price is greater than $16.25, the Per Share Stock Consideration shall amount to a number of shares of PCC Common Stock equal to (y) $18.394 divided by (z) the PCC Average Share Price, rounded to the nearest thousandth.

8.	Election Procedures.

(a) Election Form.

An Election Form, shall be mailed no later than the date on which the Proxy Statement/Prospectus is mailed to each holder of Capital Pacific Common Stock as of the record date for the Capital Pacific Meeting. Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation), subject to the conditions set forth in Section 8(c), to elect (i) a Stock Election, (ii) a Cash Election, (iii) a Mixed Election or (iv) a Non-Election. Nominee record holders who hold Capital Pacific Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares based upon the actions of the beneficial owners thereof. If a shareholder either (i) does not submit and continue to maintain through the Election Deadline a properly completed Election Form or (ii) fails to perfect his, her or its right to dissent under the OBCA, the shares of Capital Pacific Common Stock held by such shareholder shall be designated No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares and, with respect to such shares, the holders thereof shall in no event be classified as holders of Reallocated Stock Shares.

(b) Election Deadline. The term “Election Deadline” shall mean 5:00 p.m., Pacific Time, on the Business Day that is five (5) Business Days prior to the Effective Date, or such other date as PCC and Capital Pacific shall mutually agree upon.

(c) Effective Election. Any election to receive PCC Common Stock and/or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent (or any other Person to whom the subject shares of Capital Pacific Common Stock are subsequently transferred) by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither PCC nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(d) Allocation. The Exchange Agent shall effect the allocation among holders of Capital Pacific Common Stock of rights to receive PCC Common Stock and/or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Consideration Undersubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is less than an amount equal to the Aggregate Cash Consideration (the “Maximum Cash Consideration”), then:

(A) all Cash Election Shares (subject to Section 9 with respect to Dissenters’ Shares) shall be converted into the right to receive cash;

(B) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equal the Maximum Cash Consideration. If less than all of the No-Election Shares are so required to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election, and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares;

(C) if all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is still less than the Maximum Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described in Section 8(e) a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration (provided that Stock Election Shares subject to a Mixed Election shall be treated as Reallocated Cash Shares only if the Stock Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Cash Shares will be converted into the right to receive cash; and

(D) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive PCC Common Stock.

(ii) Cash Consideration Oversubscribed. If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Maximum Cash Consideration, then:

(A) all Stock Election Shares and a sufficient number of No-Election Shares shall be converted into the right to receive PCC Common Stock until the number of Cash Election Shares times the Per Share Cash Consideration equals the Maximum Cash Consideration; provided that the Exchange Agent shall select which No-Election Shares shall be treated as Stock Election Shares in such a manner as to maximize the number of No-Election Shares treated as subject to a Mixed Election;

(B) if, after following the procedures in Section 8(d)(ii)(A), the Cash Consideration is still over-subscribed, then the Exchange Agent shall convert on a pro rata basis as described in Section 8(e) a sufficient number of Cash Election Shares (excluding any Dissenters’ Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenters’ Shares) times the Per Share Cash Consideration equals the Maximum Cash Consideration (provided that Cash Election Shares subject to a Mixed Election shall be treated as Reallocated Stock Shares only if, and to the extent that, the Cash Election Shares not subject to a Mixed Election are insufficient in number); and all Reallocated Stock Shares shall be converted into the right to receive PCC Common Stock; and

(C) the Cash Election Shares (subject to Section 9 with respect to Dissenters’ Shares) which are not Reallocated Stock Shares shall be converted into the right to receive cash.

(iii) Cash Consideration Satisfied. If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Maximum Cash Consideration, then Section 8(d)(i) and Section 8(d)(ii) of the Merger Agreement shall not apply and all Cash Election Shares (subject to Section 9 with respect to Dissenters’ Shares) shall be converted into the right to receive cash and all No-Election Shares and all Stock Election Shares will be converted into the right to receive PCC Common Stock.

(e) Pro Rata Reallocations. In the event that the Exchange Agent is required pursuant to Section 8(d)(i)(C) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required pursuant to Section 8(d)(ii)(B) to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares.

(f) Adjustment Per Tax Opinion. Notwithstanding anything in Section 2 of the Merger Agreement to the contrary, if, based on the allocations described in Section 8(d), tax counsel to PCC reasonably determines that the amount of cash payable pursuant to Section 8 (prior to the application of this Section) exceeds the maximum amount of cash that would enable such tax counsel and the tax counsel to Capital Pacific to deliver the tax opinions referred to in Sections 8.2(h) and 8.3(d) of the Merger Agreement solely because the Merger would not satisfy the “continuity-of-interest” requirements of Section 368 of the Code (and relevant Treasury Regulations and other applicable authority), the amount of cash to be delivered (but for this Section) with respect to each share of Capital Pacific Common Stock convertible, in whole or in part, into a right to receive cash shall be reduced to the minimum extent necessary (and PCC shall deliver with respect to each such share of Capital Pacific Common Stock, in lieu of the reduced amount of cash, that number of shares of PCC Common Stock having an aggregate value (based on the closing price of the PCC Common Stock on the Closing Date) equal to the reduced amount of cash) so that, in the reasonable determination of tax counsel to PCC, such tax counsel and the tax counsel to Capital Pacific shall be able to deliver the tax opinions referred to in Sections 8.2(h) and 8.3(d) of the Merger Agreement. In making its determination, tax counsel to PCC shall take into account cash in lieu of fractional shares, Dissenters’ Shares, payments made by Capital Pacific to its shareholders as redemption proceeds or as extraordinary dividends, shares of Capital Pacific Common Stock to be excluded from the relevant calculations, and such other considerations as such tax counsel reasonably deems necessary to take into account for purposes of making the Merger satisfy such “continuity-of-interest” requirements.

9.	Dissenters’ Shares.

All Dissenters’ Shares shall be converted into the right to receive payment with respect thereto in accordance with the provisions of the OBCA and shall not be converted into or represent a right to receive the Merger Consideration unless and until such shares have lost their status as Dissenters’ Shares under Oregon Revised Statutes §§ 60.551 et seq. at which time each such share shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Capital Pacific Common Stock (which are not Dissenters’ Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 10(a).

10.	Capital Pacific Stock Options; Capital Pacific RSUs.

(a) Until the Effective Time, any holder of a Capital Pacific Stock Option may exercise such Capital Pacific Stock Option as provided in the Capital Pacific Stock Plan, and shares of Capital Pacific Common Stock issued upon such exercise will be subject to the election procedures set forth in Section 8. At and as of the Effective Time, pursuant to the terms of a cancellation agreement, as provided for in Section 11(d), and without any further action on the part of any holder of a Capital Pacific Stock Option, each outstanding and unexercised Capital Pacific Stock Option, whether vested or unvested, shall be canceled, and in lieu thereof each holder of Capital Pacific Stock Options shall be entitled to receive (subject, in each case, to any Tax withholding and to PCC’s receipt of a cancellation agreement) an amount in cash equal to the product of: (i) the number of shares of Capital Pacific Common Stock subject to such Capital Pacific Stock Option as of immediately prior to the Effective Time, multiplied by (ii) the positive difference, if any, of the Per Share Cash Consideration minus the exercise price per share of such Capital Pacific Stock Option, which amount shall be payable, without interest, as soon as reasonably practicable following the Effective Time and in no event later than five (5) Business Days after the Effective Time. The Capital Pacific Board shall adopt such resolutions or take all such other action as are required to provide that the Capital Pacific Stock Plan shall terminate at the Effective Time. With respect to any Capital Pacific Stock Options for which the exercise price is equal to or greater than the Per Share Cash Consideration, such Capital Pacific Stock Option shall be cancelled for no consideration.

(b) At and as of the Effective Time, pursuant to the terms of a cancellation agreement, as provided for in Section 11(d), and without any further action on the part of any holder of a restricted stock unit, each Capital Pacific RSU, whether vested or unvested, shall be canceled, and in lieu thereof each holder of Capital Pacific RSUs shall be entitled to receive (subject, in each case, to any Tax withholding and to PCC’s receipt of a cancellation agreement) an amount in cash equal to the product of: (i) the number of shares of Capital Pacific Common Stock subject to such Capital Pacific RSU as of immediately prior to the Effective Time, multiplied by (ii) the Per Share Cash Consideration, which amount shall be payable, without interest, as soon as reasonably practicable following the Effective Time and in no event later than five (5) Business Days after the Effective Time. All Capital Pacific RSUs shall terminate at the Effective Time. The Capital Pacific Board shall adopt such resolutions or take all such other actions as are required to provide for the cancellation of the Capital Pacific RSUs as of the Effective Time. Capital Pacific RSUs that settle in shares of Capital Pacific Common Stock between the date of this Agreement and the Effective Time will be subject to the election procedures set forth in Section 8.

11.	Exchange Procedures.

(a) Mailing of Transmittal Material. Provided that Capital Pacific has delivered, or caused to be delivered, to the Exchange Agent all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, and PCC shall cause the Exchange Agent to, mail or deliver to each holder of record of Capital Pacific Common Stock, simultaneously with the mailing or delivery of the Election Form, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Capital Pacific Certificates shall pass, only upon proper delivery of such Capital Pacific Certificate(s) to the Exchange Agent advising such holder of the procedure for surrendering to the Exchange Agent) such Capital Pacific Certificate(s) in exchange for the consideration to which such holder may be entitled pursuant to Section 7 hereof. A letter of transmittal will be properly completed only if accompanied by a Capital Pacific Certificate or Certificates representing all shares of Capital Pacific Common Stock covered thereby, subject to the provisions of Section 11(e). For those holders of No-Election Shares who have not surrendered a properly completed letter of transmittal and/or Capital Pacific Certificates evidencing such No-Election Shares before the Election Deadline, the Exchange Agent shall send such holders another letter of transmittal promptly following the Election Deadline indicating the allocation to such holders’ No-Election Shares of rights to receive PCC Common Stock and/or cash.

(b) PCC Deliveries. At least one (1) day prior to the Closing, for the benefit of the holders of Capital Pacific Certificates, (i) PCC shall deliver to the Exchange Agent certificates, or at PCC’s option, evidence of shares in book entry form, representing the number of shares of PCC Common Stock issuable to the holders of Capital Pacific Common Stock as part of the Merger Consideration and (ii) PCC shall deliver, or cause PCB to deliver, to the Exchange Agent, the cash portion of the Merger Consideration payable pursuant to Section 2 of the Merger Agreement, each to be delivered to the holders of Capital Pacific Common Stock in exchange for their Capital Pacific Certificates as provided in Section 2 of the Merger Agreement. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of PCC Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(c) Exchange Agent Deliveries.

(i) After completion of the allocation referred to Section 8(d) and upon the Closing, each holder of an outstanding Capital Pacific Certificate or Certificates who has properly surrendered such Capital Pacific Certificate or Certificates to the Exchange Agent (or affidavits of loss in lieu of such Certificates) will be entitled to evidence of issuance in book entry form, or upon written request of such holder a certificate or certificates representing, the number of whole shares of PCC Common Stock and/or the amount of cash into which the aggregate number of shares of Capital Pacific Common Stock previously represented by such Capital Pacific Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and, if such holder’s shares of Capital Pacific Common Stock have been converted into PCC Common Stock, any other distribution theretofore paid with respect to PCC Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Capital Pacific Certificates (or affidavits of loss in lieu of such Certificates) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(ii) If a holder of Capital Pacific Certificates surrenders such Capital Pacific Certificates and a properly executed letter of transmittal to the Exchange Agent at least five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to deliver, within two (2) Business Days following the Effective Date, to such holder of Capital Pacific Certificates the Merger Consideration into which the shares of Capital Pacific Common Stock represented by such Capital Pacific Certificates have been converted pursuant to Section 7. If a holder of Capital Pacific Certificates surrenders such Capital Pacific Certificates and a properly executed letter of transmittal to the Exchange Agent at any time after five (5) Business Days prior to the Effective Date, then PCC shall use commercially reasonable efforts to cause the Exchange Agent to promptly, but in no event later than five (5) Business Days following receipt of such Capital Pacific Certificates and properly executed letter of transmittal, deliver to such holder of Capital Pacific Certificates the Merger Consideration into which the shares of Capital Pacific Common Stock represented by such Capital Pacific Certificates have been converted pursuant to Section 7.

(iii) Each outstanding Capital Pacific Certificate which prior to the Effective Time represented Capital Pacific Common Stock and which is not surrendered to and accepted by the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of PCC Common Stock and/or the right to receive the amount of cash into which such Capital Pacific Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Capital Pacific of Capital Pacific Certificates representing Capital Pacific Common Stock and, if such Capital Pacific Certificates are presented to Capital Pacific for transfer, they shall be cancelled against delivery of certificates for PCC Common Stock and/or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of PCC Common Stock under Section 7 until such Person surrenders the Capital Pacific Certificate or Certificates representing Capital Pacific Common Stock, at which time such dividends shall be remitted to such Person, without interest. In the event of a transfer of ownership of shares of Capital Pacific Common Stock that is not registered in the transfer records of Capital Pacific, the Merger Consideration to be delivered upon due surrender of the Capital Pacific Certificate may be delivered to such a transferee if the Capital Pacific Certificate formerly representing such shares is presented to PCC, accompanied by all documents reasonably required by PCC to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(iv) In the event any Capital Pacific Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PCC or the Exchange Agent, the posting by such Person of a bond in such amount as PCC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Capital Pacific Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration deliverable in respect thereof in accordance with the terms of this Agreement and the requirements of this Section 11.

(v) Any portion of the shares of PCC Common Stock and cash delivered to the Exchange Agent by PCC pursuant to Section 11(b) that remains unclaimed by the shareholders of Capital Pacific for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to PCC. Any shareholders of Capital Pacific who have not theretofore complied with Section 11(c) shall thereafter look only to PCC for the consideration deliverable in respect of each share of Capital Pacific Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Capital Pacific Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of PCC Common Stock or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of PCC (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Capital Pacific Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. PCC and the Exchange Agent shall be entitled to rely upon the stock transfer books of Capital Pacific to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Capital Pacific Certificate, PCC and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(d) Capital Pacific Stock Options and RSUs. At least fifteen (15) calendar days prior to the Effective Time, Capital Pacific (in consultation with PCC) or PCC shall mail to each holder of a Capital Pacific Stock Option or a Capital Pacific RSU a notice advising such holders of the proposed Effective Date, including a form of cancellation agreement and instructions to be reasonably agreed between PCC and Capital Pacific for delivering such cancellation agreement to PCC. Capital Pacific shall use its reasonable best efforts to obtain such cancellation agreements, duly executed, and upon receipt thereof, promptly after the Effective Date, PCC shall deliver to each holder of such cancelled Capital Pacific Stock Option or Capital Pacific RSU the amount of cash calculated in accordance with Section 10, less any Taxes required to be withheld with respect thereto. If a holder of a Capital Pacific Stock Option or a Capital Pacific RSU does not deliver such cancellation agreement to PCC as provided for herein, the cash otherwise payable with respect thereto will be treated in accordance with the provisions set forth in Section 11(c)(iv).

(e) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of PCC Common Stock shall be issued in the Merger. Each holder of Capital Pacific Common Stock who otherwise would have been entitled to a fraction of a share of PCC Common Stock (after taking into account all Capital Pacific Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Per Share Cash Consideration. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

(f) Withholding Rights. Each of PCC and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Capital Pacific Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax laws. To the extent that amounts are so withheld by the Surviving Corporation or PCC, as the case may be, such withheld amounts (i) shall be remitted by PCC or the Surviving Corporation, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Capital Pacific Certificates in respect of which such deduction and withholding was made by the Surviving Corporation or PCC, as the case may be.

12.	Anti-Dilution Provision.

If, prior to the Effective Time, the outstanding shares of PCC Common Stock shall have been increased, decreased, changed into or exchanged for a different kind of shares or securities, as a result of a stock dividend, stock split, or reverse stock split or similar transaction involving the issuance of PCC Common Stock for which no consideration is received, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration to provide the holders of shares of Capital Pacific Common Stock which have converted into the stock portion of the Merger Consideration the same economic effect as contemplated by the Merger Agreement with respect to the stock portion of the Merger Consideration prior to such event.

13.	Shareholder Approval.

This Agreement has been ratified and approved by the shareholders of Capital Pacific at a meeting called and held in accordance with the applicable provisions of law and its Articles of Incorporation and Bylaws.

Approval of this Agreement by the shareholders of PCC is not required in accordance with Section 60.487(7) of the OBCA. Each of PCC and Capital Pacific have procured all other consents and approvals, taken all other actions, and satisfied all other requirements prescribed by law or otherwise, necessary for consummation of the Merger on the terms herein provided.

14.	Conditions to the Merger.

All conditions precedent to the effectiveness of this Agreement as set forth in the Merger Agreement have been satisfied or waived.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

PACIFIC CONTINENTAL CORPORATION

By:
Hal M. Brown
Chief Executive Officer

By:
Shannon Coffin
Secretary

CAPITAL PACIFIC BANCORP

By:
Mark C. Stevenson
President and Chief Executive Officer

By:
Felice Belfiore
Secretary

APPENDIX A

Directors of PCC

Robert A. Ballin

Hal M. Brown

Eric Forrest

Michael E. Heijer

Michael D. Holzgang

Judith A. Johansen

Donald L. Krahmer, Jr.

Donald G. Montgomery

Jeffrey D. Pinneo

John H. Rickman

[One director of Capital Pacific]

EXHIBIT C

BANK PLAN OF MERGER

This Bank Plan of Merger (the “Bank Plan of Merger”) is dated as of this     day of                     20    , and is by and between Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), and Capital Pacific Bank, an Oregon state-chartered bank (the “Bank”).

RECITALS

A. PCB is an Oregon state-chartered bank with its principal office at 111 West Seventh Avenue, Eugene, Oregon 97440.

B. The Bank is an Oregon state-chartered bank with its principal office at 805 SW Broadway, Suite 780, Portland, Oregon 97205.

C. Pacific Continental Corporation (“PCC”) is an Oregon corporation and the parent holding company and sole shareholder of PCB.

D. This Bank Plan of Merger is part of an Agreement and Plan of Merger (“Merger Agreement”), dated as of November 19, 2014, by and among PCC, PCB, Capital Pacific Bancorp, an Oregon corporation (“Capital Pacific”), and the Bank, which Merger Agreement sets forth certain conditions precedent to the effectiveness of this Bank Plan of Merger and other matters related to the merger contemplated by this Bank Plan of Merger (the “Bank Merger”). Capitalized terms that are used but not defined in this Bank Plan of Merger are used as defined in the Merger Agreement.

E. The Boards of Directors of each of PCB and the Bank have unanimously approved this Bank Plan of Merger and authorized its execution and the performance of all of its respective obligations hereunder. The sole shareholder of the Bank and the sole shareholder of PCB have approved this Bank Plan of Merger.

F. At or prior to the date the Bank Merger becomes effective, the parties shall have taken all such actions as may be necessary or appropriate to effectuate the Bank Merger.

AGREEMENT

In consideration of the mutual covenants herein contained, the parties hereby adopt this Bank Plan of Merger:

1. EFFECTIVE DATE. The effective date (the “Effective Date”) of this Bank Plan of Merger shall be the date of filing of this Bank Plan of Merger with the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Finance and Corporate Securities (the “Oregon Director”) as required under the Oregon Bank Act and as of the date set forth in the Certificate of Merger issued by the Oregon Director.

2. BANK MERGER. Effective as of [—] p.m. (Pacific Time) on the Effective Date, (the “Effective Time”), the Bank shall merge with and into PCB with PCB being the surviving bank (the “Surviving Bank”).

3. ARTICLES OF INCORPORATION, BYLAWS, DIRECTORS AND OFFICERS. At the Effective Time, PCB’s articles of incorporation, bylaws and banking charter as in effect immediately prior to the Effective Date shall be the Surviving Bank’s articles of incorporation, bylaws and banking charter. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the Surviving Bank’s officers shall be, as of the Effective Time, the individuals serving in such capacities for PCB immediately prior to the Effective Time. Until their successors are elected or appointed and qualified, and subject to prior death, resignation or removal, the Surviving Bank’s directors shall be, as of the Effective Time, the individuals serving as directors of PCB immediately prior to the Effective Time.

4. EFFECT OF THE BANK MERGER.

4.1 Until changed by the Surviving Bank’s Board of Directors, the locations and names of the existing offices of PCB and the Bank shall continue to be the locations of the offices of the Surviving Bank; and all corporate acts, plans, policies, contracts, approvals and authorizations of PCB and the Bank, and their shareholders, officers, agents, Boards of Directors, and committees elected or appointed thereby, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the Surviving Bank’s acts, plans, policies, contracts, approvals, and authorizations and shall be as effective and binding thereon as the same were with respect to PCB and the Bank prior to the Effective Time.

4.2 At the Effective Time, all rights, franchises and interests of PCB and the Bank, respectively, in and to every type of property (whether real, personal, tangible or intangible) and choses in action shall be vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or action on the part of any court or otherwise, shall hold and enjoy all such rights and property, franchises, and interests, including appointments, designations and nominations, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by PCB and the Bank, respectively, prior to the Effective Time.

4.3 At the Effective Time, all liabilities of PCB and the Bank shall become the Surviving Bank’s liabilities; and all debts, liabilities, and contracts of PCB and the Bank, respectively, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of PCB and the Bank, shall be those of the Surviving Bank and shall not be released or impaired by the Bank Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

4.4 The effect of the Bank Merger is as prescribed by law.

5. CAPITALIZATION OF PCB. PCB’s authorized capital consists of 10,000,000 authorized shares of common stock, $1.00 par value per share, of which [—] shares are issued, outstanding and fully paid as of the date hereof. There are no outstanding options, warrants or other rights to purchase or receive PCB securities.

6. CAPITALIZATION OF THE BANK. The Bank’s authorized capital stock consists of 10,000,000 shares of common stock, without par value, of which [—] shares are issued, outstanding and fully paid and will be held by PCB (the “Bank Common Stock”). There are no outstanding options, warrants or other rights to purchase or receive the Bank Common Stock.

7. CONVERSION OF SHARES. As of the Effective Date, each outstanding share of PCB capital stock, all of which are held by PCC, shall continue to be outstanding as shares of the Surviving Bank, the holder of such shares shall retain all rights with respect to such shares as are in effect immediately prior to the Bank Merger, and each outstanding share of the Bank Common Stock, all of which will be held by PCB, will be cancelled.

8. APPROVAL. This Bank Plan of Merger has been approved by the board of directors and the sole shareholder of PCB and the board of directors and sole shareholder of the Bank in accordance with the applicable provisions of law and their respective articles of incorporation and bylaws. Certified copies of such approvals are attached as Exhibit A. Each of PCB and the Bank has procured all other consents and approvals, taken all other actions, and satisfied all requirements prescribed by law, necessary for consummation of the Bank Merger on the terms herein provided.

9. CONDITIONS TO THE BANK MERGER. All conditions precedent to the effectiveness of this Bank Plan of Merger as set forth in the Merger Agreement have been satisfied or waived.

IN WITNESS WHEREOF, the parties hereto have caused this Bank Plan of Merger to be executed by their duly authorized officers as of the date first above written.

PACIFIC CONTINENTAL BANK

By:
Hal M. Brown Chief Executive Officer

By:
Shannon Coffin Secretary

CAPITAL PACIFIC BANK

By:
Mark C. Stevenson President and Chief Executive Officer

By:
Felice Belfiore Secretary

EXHIBIT A

Approvals

ANNEX B

OREGON REVISED STATUTES §§ 60.551 TO 60.594

– DISSENTERS’ RIGHTS

(Right to Dissent and Obtain Payment for Shares)

60.551 Definitions for ORS 60.551 to 60.594. As used in ORS 60.551 to 60.594:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. [1987 c.52 §124; 1989 c.1040 §30]

60.554 Right to dissent. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate acts:

(a)	Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

(b)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c)	Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d)	An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

(B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

(e)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(f) Conversion to a non-corporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters’ rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the effective date of the merger under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 §125; 1989 c.1040 §31; 1993 c.403 §9; 1999 c.362 §15; 2009 c.355 §2]

60.557 Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 §126]

(Procedure for Exercise of Rights)

60.561 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters’ rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send the shareholders entitled to assert dissenters’ rights the dissenters’ notice described in ORS 60.567. [1987 c.52 §127]

60.564 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §128]

60.567 Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action was taken, and shall:

(a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

(e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 §129]

60.571 Duty to demand payment. (1) A shareholder sent a dissenters’ notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §130]

60.574 Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 §131]

60.577 Payment. (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under ORS 60.587; and

(e) A copy of ORS 60.551 to 60.594. [1987 c.52 §132; 1987 c.579 §4]

60.581 Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 §133]

60.584 After-acquired shares. (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under ORS 60.587. [1987 c.52 §134]

60.587 Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under ORS 60.577 or reject the corporation’s offer under ORS 60.584 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter’s shares. [1987 c.52 §135]

(Judicial Appraisal of Shares)

60.591 Court action. (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation’s principal office is located, or if the principal office is not in this state, where the corporation’s registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

(a) The amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(b) The fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under ORS 60.584. [1987 c.52 §136]

60.594 Court costs and counsel fees. (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 §137]

ANNEX C

OPINION OF FELDMAN FINANCIAL ADVISORS, INC.

Feldman Financial Advisors, Inc.

1001 CONNECTICUT AVENUE, NW, SUITE 840

WASHINGTON, DC 20036

(202) 467-6862 — FAX (202) 467-6963

November 19, 2014

Board of Directors

Capital Pacific Bancorp

805 South West Broadway

Suite 780

Portland, OR 97205

Board of Directors:

Capital Pacific Bancorp (the “Company”) and Pacific Continental Corporation (“Pacific Continental”) have entered into an Agreement and Plan of Merger (the “Agreement”) dated November 19, 2014. The Agreement provides, among other things, for the acquisition of the Company by Pacific Continental, pursuant to which the Company shall merge with and into Pacific Continental with Pacific Continental as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each outstanding share of the Company’s common stock (“Common Stock”) will be converted into the right to receive, at the election of the holder, (a) cash in an amount equal to $16.00 (the “Per Share Cash Consideration”); provided that the Aggregate Cash Consideration issuable under the Agreement is $16,411,994 as of the date of the Agreement; or (b) 1.132 shares of Pacific Continental Common Stock, provided that the Pacific Continental Average Share Price, as defined in the Agreement, is equal to or greater than $12.01 but less than or equal to $16.25 (the “Per Share Stock Consideration”). To the extent that the Pacific Continental Average Share Price is less than $12.01, the Per Share Stock Consideration shall amount to, at Pacific Continental’s option (i) a number of shares of Pacific Continental Common Stock equal to $13.596 divided by the Pacific Continental Average Share Price, rounded to the nearest thousandth, or (ii) 1.132 shares of Pacific Continental Common Stock and cash consideration equal to $13.596 less the product of 1.132 multiplied by the Pacific Continental Average Share Price. To the extent that the Pacific Continental Average Share Price is greater than $16.25, the Per Share Stock Consideration shall amount to a number of shares of Pacific Continental Common Stock equal to $18.394 divided by the Pacific Continental Average Share Price, rounded to the nearest thousandth. The terms and conditions of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the Company’s shareholders.

Feldman Financial Advisors, Inc. (“Feldman Financial”) specializes in providing financial advisory and consulting services to financial services companies. As part of our business, we are regularly engaged in the independent valuation of businesses and securities in connection with mergers and acquisitions, initial public offerings, private placements and other corporate transactions. In rendering this opinion pursuant to our engagement as a financial advisor to the Company in connection with the Merger, we will receive a fee from the Company for our opinion, none of which is contingent upon consummation of the Merger.

During the course of our engagement, we reviewed, analyzed, and relied upon publicly available and confidential materials bearing upon the financial and operating condition of the Company and materials prepared in connection with the proposed Merger. In addition, we have relied upon publicly available and confidential materials bearing upon the financial and operating condition of Pacific Continental. In rendering our opinion, we have, among other things: reviewed the Agreement; reviewed the historical financial performance, current financial position and general prospects of the Company and Pacific Continental; reviewed the historical stock prices and trading volumes of the Company’s and Pacific Continental’s common stock; reviewed certain internal financial data and projections of the Company and Pacific Continental and reviewed analyst estimates for Pacific Continental; considered the proposed financial terms of the Merger and examined the estimated pro forma financial impact of the proposed Merger; analyzed selected public information of certain other publicly traded financial institutions and compared the Company and Pacific Continental to these other financial institutions; compared the financial terms of the Merger to those of certain recent merger and acquisition transactions involving companies that we considered relevant; and performed such other analyses and examination as we deemed necessary.

In performing our review, we have relied upon and assumed the accuracy and completeness, without independent investigation, of all the financial and other information that was provided to us by the Company or Pacific Continental or their respective representatives or obtained from publicly available sources. We were not retained and did not conduct a physical inspection of any of the properties or facilities of the Company or Pacific Continental. We did not make any independent evaluation or appraisal of the assets, liabilities or prospects of the Company or Pacific Continental, or the collectability of any such assets, nor were we furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or Pacific Continental, nor have we reviewed any individual credit files relating to the Company or Pacific Continental. We are not experts in the verification of the adequacy of allowances for loan losses and we have assumed that the respective allowances for loan losses for the Company and Pacific Continental are adequate to cover any such losses and complied fully with applicable accounting and sound business practices. We have assumed in all respects material to our analyses that the Company and Pacific Continental will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party, that the conditions precedent in the Agreement are not waived, and that the Merger will qualify as a tax-free reorganization for federal income tax purposes.

In addition, we have reviewed and discussed internal projections with the Company’s and Pacific Continental’s respective managements for the purpose of reviewing the future prospects of the Company and Pacific Continental. We assumed that, as of the date such projections were prepared, they were reasonably prepared reflecting the best estimates and judgments of the respective managements of the Company and Pacific Continental as to the future operating and financial performance of the Company and Pacific Continental. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences from the assumptions on which the projections were based may be material. Additionally, we performed such other studies, analyses, and examinations as we deemed appropriate. We also took into account our assessment of current and expected future general market and financial conditions and our experience in other transactions.

We have also assumed that there has been no material adverse change in the Company’s or Pacific Continental’s assets, financial condition, results of operations, business, or prospects since the date of the most recent financial statements made available to us by the Company or obtained from Pacific Continental or public sources. Our opinion is necessarily based upon financial, economic, market, and other conditions as they exist and can be evaluated as of the date hereof and the information made available to us through the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm, or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

Our opinion is directed to the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to be received by the Company’s shareholders in the proposed Merger and does not address the underlying business decision of the Company to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company might engage.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the shareholders of the Company is fair, from a financial point of view.

Sincerely,

Feldman Financial Advisors, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The registrant, Pacific Continental Corporation (“Pacific Continental” or the “registrant”), is a corporation organized under the laws of the State of Oregon. Sections 60.387 through 60.414 of the OBCA contain specific provisions relating to indemnification of directors and officers of Oregon corporations. In general, the statute provides that (i) a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because of such status as a director or officer, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer against liability incurred in a proceeding to which the individual was made a party because the individual is or was a director or officer, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that the corporation may not indemnify a director or officer in connection with a proceeding by or in the right of the corporation in which the director or officer was judged liable to the corporation or a proceeding that charged the director or officer with and adjudged the director or officer liable for improperly receiving a personal benefit. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute. In addition, the statute provides that a corporation may purchase and maintain insurance on behalf of a director or officer against liability asserted against or incurred by the individual even if the corporation has no power to indemnify the individual against the same liability.

Pacific Continental’s second amended and restated articles of incorporation provide, among other things, for the mandatory indemnification of directors and officer-directors in connection with any personal legal liability, including judgments, penalties, fines, settlement, and reasonable expenses, including attorneys’ fees, incurred by the individual by reason of the fact that such person is or was a director or officer-director, unless the liability and expenses were on account of conduct finally adjudged to have been “egregious” conduct. “Egregious” conduct is defined in the second amended and restated articles of incorporation as acts or omissions that involve intentional misconduct, a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled, an unlawful distribution under the OBCA, and conduct for which the person is adjudged liable to the corporation. The second amended and restated articles of incorporation also provide for the mandatory advancement of reasonable expenses incurred, in advance of the disposition of the action, suit or proceeding, upon receipt by the Pacific Continental of a written, unsecured promise by the person to repay such amounts advanced if it is finally adjudged that the person is not eligible for indemnification.

Item 21. Exhibits and Financial Statement Schedules

(a) The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eugene, State of Oregon, on January 2, 2015.

Pacific Continental Corporation

By:	/s/ Roger S. Busse
Roger S. Busse
Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Roger Busse, Casey R. Hogan, and Michael A. Reynolds, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments, including any and all amendments to this Registration Statement, all post-effective amendments and any subsequent registration statement for the same offering which may be filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities indicated, on January 2, 2015.

Signature and Title

/s/ Roger S. Busse
Roger S. Busse Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael A. Reynolds
Michael A. Reynolds Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Robert A. Ballin
Robert A. Ballin Chairman of the Board and Director

/s/ Jeffrey D. Pinneo
Jeffrey D. Pinneo Director

Eric S. Forrest Director

Signature and Title

Michael E. Heijer Director

/s/ Michael D. Holzgang
Michael D. Holzgang Director

/s/ Judi Johansen
Judi Johansen Director

/s/ Donald L. Krahmer, Jr.
Donald L. Krahmer, Jr. Director

/s/ Donald G. Montgomery
Donald G. Montgomery Vice Chairman and Director

John H. Rickman Director

Hal M. Brown Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of November 19, 2014, among Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank (included as Annex A to this proxy statement/prospectus).

3.1	Second Amended and Restated Articles of Incorporation of Pacific Continental Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2010).

3.2	Amended and Restated By-Laws of Pacific Continental Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008).

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP

5.2	Opinion of White Summers Caffee & James, LLP

8.1	Tax Opinion of Pillsbury Winthrop Shaw Pittman LLP

8.2*	Tax Opinion of Miller Nash LLP

23.1	Consents of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibits 5.1 and 8.1).

23.2	Consent of White Summers Caffee & James LLP (included in Exhibit 5.2)

23.3*	Consent of Miller Nash LLP (included in Exhibit 8.2)

23.4	Consent of Moss Adams LLP

24.1	Power of Attorney (on signature page hereto).

99.1*	Form of Proxy

99.2*	Form of Election Statement

99.3	Consent of Feldman Financial Advisors, Inc.

*	To be filed by amendment.